As filed with the Securities and Exchange Commission on November 29, 2007
Registration No. 333-145569
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 4
TO
FORM S-1
REGISTRATION STATEMENT
Under
THE SECURITIES ACT OF 1933

Orion Energy Systems, Inc.
(Exact name of registrant as specified in its charter)

Wisconsin	39-1847269	3646
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)	(Primary Standard Industrial Classification Code Number)

1204 Pilgrim Road
Plymouth, WI 53073
(920) 892-9340
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Neal R. Verfuerth
President and Chief Executive Officer
Orion Energy Systems, Inc.
1204 Pilgrim Road
Plymouth, WI 53073
Tel: (920) 892-9340
Fax: (920) 892-4274
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Steven R. Barth, Esq. Carl R. Kugler, Esq. Foley & Lardner LLP 777 East Wisconsin Avenue Milwaukee, Wisconsin 53202 Tel: (414) 271-2400 Fax: (414) 297-4900	Daniel J. Waibel
Chief Financial Officer and Treasurer
Eric von Estorff, Esq.
Vice President, General Counsel
and Secretary
Orion Energy Systems, Inc.
1204 Pilgrim Road
Plymouth, Wisconsin 53073
Tel: (920) 892-9340
Fax: (920) 892-4274	Kirk A. Davenport II, Esq. Latham & Watkins LLP 885 Third Avenue New York, NY 10022-4834 Tel: (212) 906-1200 Fax: (212) 751-4864

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) of the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) of the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) of the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum
Title of each Class of	Amount of Shares	Offering	Aggregate	Amount of
Securities to be Registered	to be Registered(1)	Price Per Share(1)	offering price(1)	Registration Fee(2)
Common stock, no par value	8,846,154	$14.00	$123,846,156	$3,803

(1)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended. Includes shares of common stock issuable upon the exercise of the underwriters’ over-allotment option.

(2)	$3,070 of such registration fee previously paid.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED NOVEMBER 29, 2007

7,692,308 Shares
Common Stock

Orion Energy Systems, Inc. is selling 5,695,246 shares of common stock and the selling shareholders identified in this prospectus are selling an additional 1,997,062 shares. We will not receive any of the proceeds from the sale of the shares by the selling shareholders. We have granted the underwriters a 30-day option to purchase up to an additional 1,153,846 shares from us to cover over-allotments, if any.

This is an initial public offering of our common stock. We currently expect the initial public offering price to be between $12.00 and $14.00 per share. We have applied to list our common stock on the Nasdaq Global Market under the symbol “OESX.”

INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE “RISK FACTORS” BEGINNING ON PAGE 9.

	Per Share	Total

Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to us	$	$
Proceeds, before expenses, to the selling shareholders	$	$

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.
Thomas Weisel Partners LLC
Canaccord Adams
Pacific Growth Equities, LLC

The date of this prospectus is          , 2007.

ORION
LIGHT YEARS AHEAD.

A. Duie Pyle Inc., Advance Auto Parts, Americold Logistics, Anheuser-Busch, Avery Dennison, Ball, Bemis Manufacturing Company, Big 5 Sporting Goods, Big Lots, Brown Printing Company, Brunswick, Cabela's Inc., Cessna Aircraft Company, CNH Global, Crate & Barrel, Daimler Chrysler, Dana, Ecolab, Fastenal, Gannett, Gap Inc., General Electric, General Mills, General Motors, Green Bay Packaging, Kimberly-Clark, Kohl's, Kraft, Kroger, Newell Rubbermaid, Office Max, Parker Hannifin, Pepsi-Cola, Quad Graphics, Rexam, RR Donnelley, Sealed Air, Sherwin Williams, Shiloh Industries, Smurfit-Stone, Stora Enso, SuperValu, Sysco Food Services, Technicolor, Toyota, Trane, True Value, United Stationers, Waukesha Engine/Dresser, are all registered trademarks held by their respective companies or corporations.

Orion Energy Systems designs, manufactures and implements energy management systems consisting primarily of high-performance, energy efficient lighting systems, controls management systems gy savings and deliver ener our commercial and industrial customers without compromising their quantity or quality of light. We have sold and installed our systems in over 2,100 since December 1, 2001, including for 78 Fortune Crate&Barrel A. Duie Pyle Inc., Advance Auto Parts, very Dennison, Ball, Bemis Manufacturing Company, Americold Logistics, Anheuser-Busch, A own Printing Big 5 Company, Brunswick, Cabela#fs Inc., Cessna Aircraft, Sporting Goods, Big Lots, Br Chrysler, Dana, Ecolab, Fastenal, Gannett, Gap Inc., General Electric, General Mills, General Motors, Green Bay Packaging, Kimberly-Clark, Williams, Shiloh Industries, Smurfit-Stone, Stora Enso, SuperValu, Sysco Food Services, Technicolor, Toyota, Trane, True Value, United Stationers,

You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate as of the date of this document.

Dealer Prospectus Delivery Obligation

Until          ,      (25 days after the commencement of this offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to their unsold allotments or subscriptions.

i

PROSPECTUS SUMMARY

This summary highlights information about our company and the offering contained elsewhere in this prospectus and is qualified in its entirety by the more detailed information and financial statements included elsewhere in this prospectus. You should read this entire prospectus carefully, including “Risk Factors” and our financial statements and related notes included elsewhere in this prospectus before making an investment decision. In this prospectus, unless otherwise specified or the context otherwise requires, the terms “Orion,” “we,” “us,” “our,” “our company,” or “ours,” refer to Orion Energy Systems, Inc. and its consolidated subsidiaries.

Our Business

We design, manufacture and implement energy management systems consisting primarily of high-performance, energy efficient lighting systems, controls and related services. Our energy management systems deliver energy savings and efficiency gains to our commercial and industrial customers without compromising their quantity or quality of light. The core of our energy management system is our high intensity fluorescent, or HIF, lighting system that we estimate cuts our customers’ lighting-related electricity costs by approximately 50%, while increasing their quantity of light by approximately 50% and improving lighting quality, when replacing high intensity discharge, or HID, fixtures. We have sold and installed our high-performance HIF lighting systems in over 2,100 facilities across North America, representing over 489 million square feet of commercial and industrial building space, including for 78 Fortune 500 companies, such as Coca-Cola Enterprises Inc., General Electric Co., Kraft Foods Inc., Newell Rubbermaid Inc., OfficeMax, Inc., SYSCO Corp., and Toyota Motor Corp.

Our energy management system is comprised of: our HIF lighting system; our InteLite intelligent lighting controls; our Apollo Light Pipe, which collects and focuses daylight and consumes no electricity; and integrated energy management services. We believe that the implementation of our complete energy management system enables our customers to further reduce electricity costs, while permanently reducing base and peak load electricity demand.

Our annual total revenue has increased from $12.4 million in fiscal 2004 to $48.2 million in fiscal 2007. For the six months ended September 30, 2007, we recognized total revenue of $35.1 million, compared to $20.3 million for the six months ended September 30, 2006. We estimate that the use of our HIF fixtures has resulted in cumulative electricity cost savings for our customers of approximately $265 million and has reduced base and peak load electricity demand by approximately 278 megawatts, or MW, through September 30, 2007. We estimate that this reduced electricity consumption has reduced associated indirect carbon dioxide emissions by approximately 3.4 million tons over the same period.

For a description of the assumptions behind our calculations of customer kilowatt demand reduction, customer kilowatt hours and electricity costs saved and reductions in indirect carbon dioxide emissions associated with our products used throughout this prospectus, see notes (6) through (11) under “— Summary Historical Consolidated and Pro Forma Financial Data and Other Information.”

Our Market Opportunity

Our market opportunity is created by growing electricity capacity shortages, underinvestment in transmission and distribution, or T&D, infrastructure, high electricity costs and the high financial and environmental costs associated with adding generation capacity and upgrading the T&D infrastructure.

According to the Department of Energy, or DOE, lighting accounts for 22% of electric power consumption in the United States, with commercial and industrial lighting accounting for 65% of that amount. Based on this information, we estimate that the United States commercial and industrial sectors spent approximately $42 billion on electricity for lighting in 2005. Commercial and industrial facilities in the United States employ a variety of lighting technologies, including HID, traditional fluorescent and incandescent lighting fixtures. Our HIF lighting systems typically replace HID fixtures, which operate inefficiently due to higher wattages and operating temperatures. The Energy Information Administration, or EIA, estimates that as of 2003 there were 455,000 buildings in the United States representing 20.6 billion square feet that utilized HID fixtures.

Our Solution

50/50 Value Proposition.  We estimate our HIF lighting systems generally reduce lighting-related electricity costs by approximately 50% compared to HID fixtures, while increasing the quantity of light by approximately 50% and improving lighting quality.

Rapid Payback Period.  In most retrofit projects where we replace HID fixtures, our customers typically realize a two to three year payback period on our HIF lighting systems without considering utility incentives or government subsidies.

Comprehensive Energy Management Systems.  In addition to our HIF lighting systems, our energy management system includes our InteLite intelligent lighting controls and our Apollo Light Pipe, which collects and focuses daylight without consuming electricity. We believe that implementation of our complete energy management system enables our customers to realize even further reduced electricity costs while permanently reducing base and peak load electricity demand.

Easy Installation, Implementation and Maintenance.  Our HIF fixtures are designed with a lightweight construction and modular architecture that allows for fast and easy installation, facilitates maintenance and allows for easy integration of other components of our energy management system.

Base and Peak Load Relief for Utilities.  Our energy management systems can substantially reduce electricity demand during peak and off-peak periods, which can reduce the need for utilities to invest in additional capacity, reduce the impact of peak demand periods on the electrical grid, and better enable utilities to provide reliable electric power to their customers.

Environmental Benefits.   We estimate that the use of our HIF fixtures has reduced indirect carbon dioxide emissions by 3.4 million tons through September 30, 2007 by permanently reducing our customers’ electricity consumption.

Our Competitive Strengths

Compelling Value Proposition.  We believe our ability to deliver improved lighting quality while reducing electricity costs differentiates our value proposition from other demand management solutions which require end users to alter the time, manner or duration of their electricity use to achieve cost savings.

Large and Growing Customer Base.  We have installed our products in over 2,100 commercial and industrial facilities across North America. As of September 30, 2007, we have completed or are in the process of completing retrofits in over 400 facilities for our 78 Fortune 500 customers, which we believe is a significant endorsement of our value proposition.

Systematized Sales Process.  We primarily sell directly to our end user customers using a systematized multi-step sales process that focuses on our value proposition. We have also developed relationships with numerous electrical contractors, who often have significant influence over the choice of lighting solutions that their customers adopt.

Innovative Technology.  We have developed a portfolio of 16 United States patents primarily covering elements of our HIF lighting systems and nine patents pending primarily covering elements of our InteLite controls and our Apollo Light Pipe.

Strong, Experienced Leadership Team.  Our senior executive management team of seven individuals has a combined 40 years of experience with our company and a combined 77 years of experience in the lighting and energy management industries.

Efficient, Scalable Manufacturing Process.  We have made significant investments in production efficiencies, automated processes and modern production equipment to increase our production capacity, reduce our cost of revenue, better control production quality and allow us to respond timely to customer needs.

Our Growth Strategies

Leverage Existing Customer Base.  We are expanding our customer relationships from single-site facility implementations of our HIF lighting systems to comprehensive enterprise-wide roll-outs of our complete energy management systems for our existing customers.

Target Additional Customers.  We are expanding our customer base by executing our systematized sales process, increasing our direct sales force, expanding our marketing efforts and developing relationships with electrical contractors, value-added resellers and their customers.

Provide Load Relief to Utilities and Grid Operators.  As we increase our market penetration, we believe our systems will, in the aggregate, have a significant impact on reducing base and peak load electricity demand. We therefore intend to market our energy management systems directly to utilities and grid operators as a lower-cost, permanent alternative to capacity expansion to help them provide reliable electric power to their customers in a cost-effective and environmentally-friendly manner.

Continue to Improve Operational Efficiencies.  We are focused on continually improving the efficiency of our operations by reducing our costs of materials, components, manufacturing and installation, as well as gaining additional leverage from our systematized multi-step sales process, in order to enhance the profitability of our business and allow us to continue to deliver our compelling value proposition.

Develop New Sources of Revenue.  In addition to our recently introduced InteLite and Apollo Light Pipe products, we are continuing to develop new energy management products and services that can be utilized in connection with our current energy management systems.

Recent Developments

On August 3, 2007, we issued $10.6 million of 6% convertible subordinated notes (which we refer to as the Convertible Notes), to an indirect affiliate of GE Energy Financial Services, Inc. (which we refer to as GEEFS), Clean Technology Fund II, LP (which we refer to as Clean Technology) and affiliates of Capvest Venture Fund, LP (which we refer to as Capvest). The Convertible Notes will convert automatically upon closing of this offering into 2,360,802 shares of our common stock. See “Description of Capital Stock” and “Principal and Selling Shareholders.”

Risk Factors

The following risks, as well as the other risks described in “Risk Factors,” should be carefully considered before purchasing any of our shares in this offering:

•	we have a limited operating history, have previously incurred net operating losses, and only recently achieved profitability;

•	some of our competitors are larger, have long-standing customer relationships at existing commercial and industrial facilities, and have greater resources than we have;

•	we are dependent on the skills, experience and efforts of our senior management;

•	our success depends on market acceptance of our energy management products and services;

•	our component parts and raw materials are subject to price fluctuations, potential shortages and interruptions of supply;

•	we are dependent upon our intellectual property, and our inability to protect our intellectual property or enforce our rights could negatively affect our business and results of operations;

•	if the price of electricity decreases, there may be less demand for our energy management products and services;

•	we may fail to maintain adequate internal control over financial reporting; and

•	our common stock has never traded publicly, and the market price of our common stock may fluctuate significantly.

Our Corporate Information

We were incorporated as a Wisconsin corporation in April 1996. Our headquarters are located at 1204 Pilgrim Road, Plymouth, Wisconsin 53073, and our telephone number is (920) 892-9340. Our approximately 266,000 square foot manufacturing facility is located in Manitowoc, Wisconsin. Our website is www.oriones.com. Information on, or accessible through, this website is not a part of, and is not incorporated into, this prospectus.

THE OFFERING

Issuer	Orion Energy Systems, Inc.

Common stock offered by us	5,695,246 shares (6,849,092 shares if the underwriters’ over-allotment option is exercised in full)

Common stock offered by the selling shareholders	1,997,062 shares

Common stock to be outstanding after the offering	25,399,265 shares (26,553,111 shares if the underwriters’ over-allotment option is exercised in full)

Use of proceeds	We estimate that the net proceeds to us from this offering will be approximately $64.9 million (or approximately $78.8 million if the underwriters’ over-allotment option is exercised in full), assuming an initial public offering price of $13.00 per share, the midpoint of the range set forth on the cover page of this prospectus. The principal purposes of this offering are to generate funds for working capital and general corporate purposes, including to fund potential future acquisitions, and to create a public market for our common stock. We will not receive any proceeds from the sale of shares by the selling shareholders. See “Use of Proceeds.”

Dividend policy	We currently do not intend to pay any cash dividends on our common stock.

Directed share program	The underwriters intend to reserve up to 384,615 shares for sale at the initial public offering price to shareholders, employees, officers, directors and certain other persons associated with us who have expressed an interest in purchasing our common stock in this offering. See “Underwriting.”

Risk factors	You should carefully read and consider the information set forth under “Risk Factors,” together with all of the other information set forth in this prospectus, before deciding to invest in shares of our common stock.

Listing and trading symbol	We have applied to list our common stock on the Nasdaq Global Market under the symbol “OESX.”

The number of shares of our common stock that will be outstanding after this offering includes 12,535,205 shares of common stock outstanding as of October 31, 2007. Unless otherwise indicated, all information in this prospectus, including the number of shares that will be outstanding after this offering and other share — related information:

•	reflects the automatic conversion upon closing of this offering of all of our outstanding shares of Series B preferred stock on a one-for-one basis into 2,989,830 shares of common stock;

•	reflects the automatic conversion upon closing of this offering of all of our outstanding shares of Series C preferred stock on a one-for-one basis into 1,818,182 shares of common stock;

•	reflects the automatic conversion upon closing of this offering of the Convertible Notes into 2,360,802 shares of common stock;

•	excludes 716,822 shares of common stock issuable upon the exercise of warrants outstanding as of October 31, 2007 with a weighted average exercise price of $2.24 per share;

•	excludes 4,554,687 shares of common stock issuable upon the exercise of options outstanding as of October 31, 2007 with a weighted average exercise price of $1.89 per share;

•	excludes 396,490 shares of common stock reserved for future issuance as of October 31, 2007 under our stock option plans;

•	assumes an initial public offering price of $13.00 per share, the midpoint of the range set forth on the cover page of this prospectus; and

•	assumes no exercise of the underwriters’ option to purchase from us up to 1,153,846 additional shares to cover over-allotments.

SUMMARY HISTORICAL CONSOLIDATED AND PRO FORMA FINANCIAL DATA
AND OTHER INFORMATION

The following tables set forth our summary historical consolidated and pro forma financial data and other information for the periods indicated. We prepared the summary historical consolidated financial data using our consolidated financial statements for each of the periods presented. The summary historical consolidated financial data for each fiscal year in the three-year period ended March 31, 2007 were derived from our audited consolidated financial statements appearing elsewhere in this prospectus, and the summary consolidated historical financial data for the six months ended September 30, 2006 and September 30, 2007 were derived from our unaudited consolidated financial statements appearing elsewhere in this prospectus. The unaudited consolidated financial statements include all adjustments which, in our opinion, are necessary for a fair presentation of our financial position and results of operations for these periods. You should read this financial data in conjunction with our audited and unaudited consolidated financial statements and related notes included elsewhere in this prospectus. See “Selected Historical Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The summary historical consolidated financial data are not necessarily indicative of future results.

The summary unaudited pro forma financial data are presented for informational purposes only and do not represent what our financial condition would have been had the transactions described actually occurred on the dates indicated.

				Six Months
	Fiscal Year Ended March 31,			Ended September 30,
	2005	2006	2007	2006	2007
				(Unaudited)
	(in thousands, except per share data)

Consolidated statements of operations data:
Product revenue	$19,628	$29,993	$40,201	$17,444	$28,752
Service revenue	2,155	3,287	7,982	2,867	6,374

Total revenue	21,783	33,280	48,183	20,311	35,126
Cost of product revenue(1)	12,099	20,225	26,511	11,422	18,821
Cost of service revenue	1,944	2,299	5,976	2,211	4,381

Total cost of revenue	14,043	22,524	32,487	13,633	23,202

Gross profit	7,740	10,756	15,696	6,678	11,924
Operating expenses(1)	9,090	12,037	13,699	6,171	8,407

Income (loss) from operations	(1,350)	(1,281)	1,997	507	3,517
Other income (expense)	(567)	(1,046)	(843)	(501)	(430)

Income (loss) before income tax and cumulative effect of change in accounting principle	(1,917)	(2,327)	1,154	6	3,087
Income tax expense (benefit)	(702)	(762)	225	1	1,286

Income (loss) before cumulative change in accounting principle	(1,215)	(1,565)	929	5	1,801
Cumulative effect of change in accounting principle, net	(57)	—	—	—	—

Net income (loss)	(1,272)	(1,565)	929	5	1,801
Accretion of redeemable preferred stock and preferred stock dividends(2)	(104)	(3)	(201)	(46)	(150)
Conversion of preferred stock(3)	(972)	—	(83)	—	—
Participation rights of preferred stock in undistributed earnings(4)	—	—	(205)	—	(511)

Net income (loss) attributable to common shareholders	$(2,348)	$(1,568)	$440	$(41)	$1,140

				Six Months
	Fiscal Year Ended March 31,			Ended September 30,
	2005	2006	2007	2006	2007
				(Unaudited)
	(in thousands, except per share data)

Net income (loss) per share attributable to common shareholders:
Basic	$(0.36)	$(0.18)	$0.05	$(0.00)	$0.11

Diluted	$(0.36)	$(0.18)	$0.05	$(0.00)	$0.09

Weighted average shares outstanding:
Basic	6,470	8,524	9,080	9,003	10,712
Diluted	6,470	8,524	16,433	15,666	19,782

	As of September 30, 2007
	Actual	Pro Forma(5)
	(in thousands, unaudited)

Consolidated balance sheet data:
Cash and cash equivalents	$6,864	$71,720
Short-term investments	3,900	3,900
Total assets	56,728	119,411
Long-term debt, less current maturities	8,933	8,933
Convertible notes	10,666	—
Temporary equity (Series C convertible redeemable preferred stock)	5,103	—
Series B convertible preferred stock	5,959	—
Treasury stock	(1,739)	(1,739)
Shareholders’ equity	$14,317	$94,942

Cumulative From
December 1, 2001
Through September 30, 2007
(in thousands, unaudited)

Other information:
HIF lighting systems sold(6)	971
Total units sold (including HIF lighting systems)	1,237
Customer kilowatt demand reduction(7)	278
Customer kilowatt hours saved(7)(8)	3,444,047
Customer electricity costs saved(9)	$265,192
Indirect carbon dioxide emission reductions from customers’ energy savings (tons)(10)	3,358
Square footage retrofitted(11)	489,616

(1)	Cost of product revenue includes stock-based compensation expense recognized under SFAS 123(R) of $24,000 and $44,000 for fiscal 2007 and our fiscal 2008 first half, respectively. Operating expenses include stock-based compensation expense recognized under SFAS 123(R) of $0.3 million and $0.5 million for fiscal 2007 and our fiscal 2008 first half, respectively. See note (1) under “Selected Historical Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies and Estimates — Stock-Based Compensation.”

(2)	For fiscal 2007 and our fiscal 2008 first half, represents the impact attributable to the accretion of accumulated dividends on our Series C preferred stock, plus accumulated dividends on our Series A preferred stock prior to its conversion into common stock on March 31, 2007. The Series C preferred stock will convert automatically into common stock on a one-for-one basis upon the closing of this offering and our obligation to pay accumulated dividends will be extinguished. For fiscal 2005 and 2006, represents accumulated dividends on our Series A preferred stock prior to its conversion into common stock. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Revenue and Expense Components — Accretion of Preferred Stock and Preferred Stock Dividends.”

(3)	Represents the estimated fair market value of the premium paid to holders of Series A preferred stock upon induced conversion. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Revenue and Expense Components — Conversion of Preferred Stock.”

(4)	Represents undistributed earnings allocated to participating preferred shareholders as described under “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Revenue and Expense Components — Participation Rights of Preferred Stock in Undistributed Earnings.” All of our preferred stock will convert automatically into common stock on a one-for-one basis upon the closing of this offering and, thereafter, we will no longer be required to allocated any undistributed earnings to our preferred shareholders.

(5)	Gives effect to (i) the automatic conversion of the Convertible Notes into 2,360,802 shares of our common stock; (ii) the automatic conversion of 4,808,012 shares of our outstanding preferred stock into shares of our common stock on a one-for-one basis; and (iii) the receipt of estimated net proceeds of $64.9 million from our sale of 5,695,246 shares of common stock in this offering at an assumed initial public offering price of $13.00 per share (the midpoint of the range set forth on the cover page of this prospectus), less estimated underwriting discounts and commissions and estimated offering expenses payable by us, as if each of these transactions had occurred on September 30, 2007.

(6)	“HIF lighting systems” includes all HIF units sold under the brand name “Compact Modular” and its predecessor, “Illuminator.”

(7)	A substantial majority of our HIF lighting systems, which generally operate at approximately 224 watts per six-lamp fixture, are installed in replacement of HID fixtures, which generally operate at approximately 465 watts per fixture in commercial and industrial applications. We calculate that each six-lamp HIF lighting system we install in replacement of an HID fixture generally reduces electricity consumption by approximately 241 watts (the difference between 465 watts and 224 watts). In retrofit projects where we replace fixtures other than HID fixtures, or where we replace fixtures with products other than our HIF lighting systems (which other products generally consist of products with lamps similar to those used in our HIF systems, but with varying frames, ballasts or power packs), we generally achieve similar wattage reductions (based on an analysis of the operating wattages of each of our fixtures compared to the operating wattage of the fixtures they typically replace). We calculate the amount of kilowatt demand reduction by multiplying (i) 0.241 kilowatts per six-lamp equivalent unit we install by (ii) the number of units we have installed in the period presented, including products other than our HIF lighting systems (or a total of approximately 1.2 million units).

(8)	We calculate the number of kilowatt hours saved on a cumulative basis by assuming the reduction of 0.241 kilowatts of electricity consumption per six-lamp equivalent unit we install and assuming that each such unit has averaged 7,500 annual operating hours since its installation.

(9)	We calculate our customers’ electricity costs saved by multiplying the cumulative total customer kilowatt hours saved indicated in the table by $0.077 per kilowatt hour. The national average rate for 2005, which is the most current full year for which this information is available, was $0.0814 per kilowatt hour according to the United States Energy Information Administration.

(10)	We calculate this figure by multiplying (i) the estimated amount of carbon dioxide emissions that result from the generation of one kilowatt hour of electricity (determined using the Emissions and Generation Resource Integration Database, or EGrid, prepared by the United States Environmental Protection Agency), by (ii) the number of customer kilowatt hours saved as indicated in the table.

(11)	Based on 1.2 million total units sold, which contain a total of approximately 6.0 million lamps. Each lamp illuminates approximately 75 square feet. The majority of our installed fixtures contain six lamps and typically illuminate approximately 450 square feet.

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully read and consider each of the risks and uncertainties described below together with the other information contained in this prospectus, including our financial statements and the notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” before deciding to invest in shares of our common stock. If any of these events actually occurs, then our business, financial condition, results of operations, and future growth prospects may suffer. As a result, the market price of our common stock could decline, and you may lose all or part of your investment.

Risks Relating to Our Business

We have a limited operating history, have previously incurred net losses, and only recently achieved profitability that we may not be able to sustain.

We began operating in April 1996 and first achieved a full fiscal year of profitability in fiscal 2003. However, we incurred net losses attributable to common shareholders of $2.3 million and $1.6 million in fiscal 2005 and 2006, respectively, before achieving net income attributable to common shareholders of $0.4 million in fiscal 2007. As of September 30, 2007, our accumulated deficit was $2.1 million. As a result of our limited operating history, we have limited financial data that can be used to evaluate our business, strategies, performance, prospects, revenue or profitability potential or an investment in our common stock. Any evaluation of our business and our prospects must be considered in light of our limited operating history and the risks and uncertainties encountered by companies at our stage of development and in our market.

Initially, our net losses were principally driven by start-up costs, the costs of developing our technology and research and development costs. More recently, our net losses were principally driven by increased sales and marketing and general and administrative expenses, as well as inefficiencies due to excess manufacturing capacity in fiscal 2005 and 2006. We expect to incur increased general and administrative, sales and marketing, and research and development expenses in the near term. These increased operating costs may cause us to recognize reduced net income or incur net losses, and there can be no assurance that we will be able to increase our revenue, sustain our revenue growth rate, expand our customer base or remain profitable. Furthermore, increased cost of revenue, warranty claims, stock-based compensation costs or interest expense on our outstanding debt and on any debt that we incur in the future could contribute to reduced net income or net losses. As a result, even if we significantly increase our revenue, we may incur reduced net income or net losses in the future.

We operate in a highly competitive industry and if we are unable to compete successfully our revenue and profitability will be adversely affected.

We face strong competition primarily from manufacturers and distributors of energy management products and services, as well as from electrical contractors. We compete primarily on the basis of customer relationships, price, quality, energy efficiency, customer service and marketing support. Our products are in direct competition primarily with high intensity discharge, or HID, technology, as well as other HIF products and older fluorescent technology in the lighting systems retrofit market.

Many of our competitors are better capitalized than we are, have strong existing customer relationships, greater name recognition, and more extensive engineering, manufacturing, sales and marketing capabilities. Competitors could focus their substantial resources on developing a competing business model or energy management products or services that may be potentially more attractive to customers than our products or services. In addition, we may face competition from other products or technologies that reduce demand for electricity. Our competitors may also offer energy management products and services at reduced prices in order to improve their competitive positions. Any of these competitive factors could make it more difficult for us to attract and retain customers, require us to lower our prices in order to remain competitive, and reduce our revenue and profitability, any of which could have a material adverse effect on our results of operations and financial condition.

Our success is largely dependent upon the skills, experience and efforts of our senior management, and the loss of their services could have a material adverse effect on our ability to expand our business or to maintain profitable operations.

Our continued success depends upon the continued availability, contributions, skills, experience and effort of our senior management. We are particularly dependent on the services of Neal R. Verfuerth, our president, chief executive officer and principal founder. Mr. Verfuerth has major responsibilities with respect to sales, engineering, product development and executive administration. We do not have a formal succession plan in place for Mr. Verfuerth. Our current and proposed new employment agreements with Mr. Verfuerth do not guarantee his services for a specified period of time. All of the current and proposed new employment agreements with our senior management team may be terminated by the employee at any time and without notice. While all such agreements include noncompetition and confidentiality covenants, there can be no assurance that such provisions will be enforceable or adequately protect us. The loss of the services of any of these persons might impede our operations or the achievement of our strategic and financial objectives, and we may not be able to attract and retain individuals with the same or similar level of experience or expertise. Additionally, while we have key man insurance on the lives of Mr. Verfuerth and other members of our senior management team, such insurance may not adequately compensate us for the loss of these individuals. The loss or interruption of the service of members of our senior management, particularly Mr. Verfuerth, or our inability to attract or retain other qualified personnel could have a material adverse effect on our ability to expand our business, implement our strategy or maintain profitable operations.

The success of our business depends on the market acceptance of our energy management products and services.

Our future success depends on commercial acceptance of our energy management products and services. If we are unable to convince current and potential customers of the advantages of our HIF lighting systems and energy management products and services, then our ability to sell our HIF lighting systems and energy management products and services will be limited. In addition, because the market for energy management products and services is rapidly evolving, we may not be able to accurately assess the size of the market, and we may have limited insight into trends that may emerge and affect our business. If the market for our HIF lighting systems and energy management products and services does not continue to develop, or if the market does not accept our products, then our ability to grow our business could be limited and we may not be able to increase or maintain our revenue or profitability.

Sales of our products and services are dependent upon our customers’ capital budgets.

We derive a substantial majority of our revenue from sales of HIF lighting systems to customers who may experience constraints in their capital spending due to other competing uses for capital or other factors. Our HIF lighting systems are typically purchased as capital assets and therefore are subject to review as part of a customer’s capital budgeting process. Customers may decline or defer purchases of our products and our related services as a result of many factors, including mergers and acquisitions, regulatory decisions, rising interest rates, lower electricity costs, the availability of lower cost or other alternative products or solutions or general economic downturns. We have experienced, and may in the future experience, variability in our operating results, on both an annual and a quarterly basis, as a result of these factors.

Our products use components and raw materials that may be subject to price fluctuations, shortages or interruptions of supply.

We may be vulnerable to price increases for components or raw materials that we require for our products, including aluminum, ballasts, power supplies and lamps. In particular, our cost of aluminum can be subject to commodity price fluctuation. Further, suppliers’ inventories of certain components that our products require may be limited and are subject to acquisition by others. We may purchase quantities of these items that are in excess of our estimated near-term requirements. As a result, we may need to devote additional working capital to support a large amount of component and raw material inventory that may not be used over a reasonable period to produce saleable products, and we may be required to increase our excess and obsolete inventory reserves to provide for these excess quantities, particularly if demand for our products does not meet our expectations. Also, any shortages or interruptions in supply of our components or raw materials could disrupt our operations. If any of these events occurs, our results of operations and financial condition could be materially adversely affected.

We depend on a limited number of key suppliers.

We depend on certain key suppliers for the raw materials and key components that we require for our current products, including sheet, coiled and specialty reflective aluminum, power supplies, ballasts and lamps. In particular, we buy most of our specialty reflective aluminum from a single supplier and we also purchase most of our ballast and lamp components from a single supplier. Purchases of components from our current primary ballast and lamp supplier constituted 14% and 26% of our total cost of revenue in fiscal 2006 and fiscal 2007, respectively. If these components become unavailable, or our relationships with suppliers become strained, particularly as relates to our primary suppliers, our results of operations and financial condition could be materially adversely affected.

We experienced component quality problems related to certain suppliers in the past, and our current suppliers may not deliver satisfactory components in the future.

In fiscal 2003 through fiscal 2005, we experienced higher than normal failure rates with certain components purchased from two suppliers. These quality issues led to an increase in warranty claims from our customers and we recorded warranty expenses of approximately $0.1 million and $0.7 million in fiscal 2005 and 2006, respectively. We may experience quality problems with suppliers in the future, which could decrease our gross margin and profitability, lengthen our sales cycles, adversely affect our customer relations and future sales prospects and subject our business to negative publicity. Additionally, we sometimes satisfy warranty claims even if they are not covered by our general warranty policy as a customer accommodation. If we were to experience quality problems with the ballasts or lamps purchased from our primary ballast and lamp supplier, these adverse consequences could be magnified, and our results of operations and financial condition could be materially adversely affected.

We depend upon a limited number of customers in any given period to generate a substantial portion of our revenue.

We do not have long-term contracts with our customers, and our dependence on individual key customers can vary from period to period as a result of the significant size of some of our retrofit and multi-facility roll-out projects. Our top 10 customers accounted for approximately 39%, 27%, and 35%, respectively, of our total revenue in fiscal 2007, 2006 and 2005, and 53% and 43%, respectively, of our fiscal 2008 and 2007 first half total revenue. No single customer accounted for more than 9% of our revenue in any of such fiscal years, although Coca-Cola Enterprises Inc. accounted for approximately 20% of our fiscal 2008 first half total revenue. We expect large retrofit and roll-out projects to become a greater component of our total revenue in the near term. As a result, we may experience more customer concentration in any given future period. The loss of, or substantial reduction in sales to, any of our significant customers could have a material adverse effect on our results of operations in any given future period.

Product liability claims could adversely affect our business, results of operations and financial condition.

We face exposure to product liability claims in the event that our energy management products fail to perform as expected or cause bodily injury or property damage. Since the majority of our products use electricity, it is possible that our products could result in injury, whether by product malfunctions, defects, improper installation or other causes. Particularly because our products often incorporate new technologies or designs, we cannot predict whether or not product liability claims will be brought against us in the future or result in negative publicity about our business or adversely affect our customer relations. Moreover, we may not have adequate resources in the event of a successful claim against us. A successful product liability claim against us that is not covered by insurance or is in excess of our available insurance limits could require us to make significant payments of damages and could materially adversely affect our results of operations and financial condition.

We depend on our ability to develop new products and services.

The market for our products and services is characterized by rapid market and technological changes, uncertain product life cycles, changes in customer demands and evolving government, industry and utility standards and regulations. As a result, our future success will depend, in part, on our ability to continue to design and manufacture new products and services. We may not be able to successfully develop and market new products or services that keep pace with technological or industry changes, satisfy changes in customer demands or comply with present or emerging government and industry regulations and technology standards.

We may pursue acquisitions and investments in new product lines, businesses or technologies that involve numerous risks, which could disrupt our business or adversely affect our financial condition and results of operations.

In the future, we may make acquisitions of, or investments in, new product lines, businesses or technologies to expand our current capabilities. We may use a portion of the net proceeds from the sale of our common stock in this offering to fund such future acquisitions. We have limited experience in making such acquisitions or investments. Acquisitions present a number of potential risks and challenges that could disrupt our business operations, increase our operating costs or capital expenditure requirements and reduce the value of the acquired product line, business or technology. For example, if we identify an acquisition candidate, we may not be able to successfully negotiate or finance the acquisition on favorable terms. The process of negotiating acquisitions and integrating acquired products, services, technologies, personnel, or businesses might result in significant transaction costs, operating difficulties or unexpected expenditures, and might require significant management attention that would otherwise be available for ongoing development of our business. If we are successful in consummating an acquisition, we may not be able to integrate the acquired product line, business or technology into our existing business and products, and we may not achieve the anticipated benefits of any acquisition. Furthermore, potential acquisitions and investments may divert our management’s attention, require considerable cash outlays and require substantial additional expenses that could harm our existing operations and adversely affect our results of operations and financial condition. To complete future acquisitions, we may issue equity securities, incur debt, assume contingent liabilities or incur amortization expenses and write-downs of acquired assets, which could dilute the interests of our shareholders or adversely affect our profitability.

Our inability to protect our intellectual property, or our involvement in damaging and disruptive intellectual property litigation, could adversely affect our business, results of operations and financial condition or result in the loss of use of the product or service.

We attempt to protect our intellectual property rights through a combination of patent, trademark, copyright and trade secret laws, as well as third-party nondisclosure and assignment agreements. Our failure to obtain or maintain adequate protection of our intellectual property rights for any reason could have a material adverse effect on our business, results of operations and financial condition.

We own United States patents and patent applications for some of our products, systems, business methods and technologies. We offer no assurance about the degree of protection which existing or future patents may afford us. Likewise, we offer no assurance that our patent applications will result in issued patents, that our patents will be upheld if challenged, that competitors will not develop similar or superior business methods or products outside the protection of our patents, that competitors will not infringe our patents, or that we will have adequate resources to enforce our patents. Because some patent applications are maintained in secrecy for a period of time, we could adopt a technology without knowledge of a pending patent application, and such technology could infringe a third party patent.

We also rely on unpatented proprietary technology. It is possible that others will independently develop the same or similar technology or otherwise learn of our unpatented technology. To protect our trade secrets and other proprietary information, we generally require employees, consultants, advisors and collaborators to enter into confidentiality agreements. We cannot assure you that these agreements will provide meaningful protection for our trade secrets, know-how or other proprietary information in the event of any unauthorized use, misappropriation or disclosure of such trade secrets, know-how or other proprietary information. If we are unable to maintain the proprietary nature of our technologies, our business could be materially adversely affected.

We rely on our trademarks, trade names, and brand names to distinguish our company and our products and services from our competitors. Some of our trademarks may conflict with trademarks of other companies. Failure to obtain trademark registrations could limit our ability to protect our trademarks and impede our sales and marketing efforts. Further, we cannot assure you that competitors will not infringe our trademarks, or that we will have adequate resources to enforce our trademarks.

In addition, third parties may bring infringement and other claims that could be time-consuming and expensive to defend. In addition, parties making infringement and other claims may be able to obtain injunctive or other equitable relief that could effectively block our ability to provide our products, services or business methods and could cause us to pay substantial damages. In the event of a successful claim of infringement, we may need to obtain one or more licenses from third parties, which may not be available at a reasonable cost, or at all. It is possible that our intellectual property rights may not be valid or that we may infringe existing or future proprietary rights of others. Any successful infringement claims could subject us to significant liabilities, require us to seek licenses on unfavorable terms, prevent us from manufacturing or selling products, services and business methods and require us to redesign or, in the case of trademark claims, re-brand our company or products, any of which could have a material adverse effect on our business, results of operations or financial condition.

Some of the intellectual property we use in our business is owned by our chief executive officer.

Companies that develop technology generally require employees involved in research and development efforts to execute agreements acknowledging that the company owns the intellectual property developed by such employee within the scope of his or her employment and, if necessary, also assigning to the company such intellectual property. We generally enter into these types of agreements with all of our employees, except our president and chief executive officer, Neal R. Verfuerth. Under Mr. Verfuerth’s employment agreement, all intellectual property (which includes all writings, documents, inventions, ideas, techniques, research, processes, procedures, designs, products, and marketing and business plans and all know-how, data and rights relating to such items, whether or not copyrightable or patentable) that Mr. Verfuerth makes, conceives, discovers or develops at any time during the term of his employment is the property of Mr. Verfuerth. For a further discussion of Mr. Verfuerth’s employment agreement, see “Executive Compensation — Compensation Discussion and Analysis — Retirement and Other Benefits.” We have the option to acquire any such intellectual property work product from Mr. Verfuerth. To date, we have acquired all rights, title and interest in and to all patents and patent applications (and the patents that may issue therefrom) on which Mr. Verfuerth is named as one of the inventors and from which we currently recognize revenue, but have not exercised our option with respect to any other intellectual property that is subject to his employment agreement. The amount of our revenue that we derive from intellectual property still owned by Mr. Verfuerth is not quantifiable.

If Mr. Verfuerth leaves our company, we would not own, or have the right to acquire, any of the intellectual property created by him unless we had previously exercised our option to acquire such intellectual property. The ownership, use and enforcement of such intellectual property may be necessary for, or desirable in the continued operation of, our business. If Mr. Verfuerth leaves our company, we may not be able to obtain sufficient rights to own, use or enforce such intellectual property, and if we are able to obtain such rights, we may be required to accept unfavorable terms. Even if we are able to obtain rights in such intellectual property, we could be required to pay substantial fees, and we may not be able to prevent our competitors from using such intellectual property. If we are unable to obtain sufficient rights in such intellectual property, we may have to cease offering certain products or otherwise have to change our business processes or strategies. Any of these events could have a material adverse effect on our results of operations or financial condition.

If the price of electricity decreases, there may be less demand for our products and services.

Demand for our products and services is highly dependent on the continued high cost of electricity. Increased competition in wholesale and retail electricity markets has resulted in greater price competition in those markets. If the price of electricity decreases, either regionally or nationally, then there may be less demand for our products and services, which could impact our ability to grow our business or increase or maintain our revenue or profitability and our results of operations could be materially adversely affected.

We may face additional competition if government subsidies and utility incentives for renewable energy increase or if such sources of energy are mandated.

Several states have adopted a variety of government subsidies and utility incentives to allow renewable energy sources, such as biofuels, wind and solar energy, to compete with currently less expensive conventional sources of energy, such as fossil fuels. We may face additional competition from providers of renewable energy sources if government subsidies and utility incentives for those sources of energy increase or if such sources of energy are mandated. Additionally, the availability of subsidies and other incentives from utilities or government agencies to install alternative renewable energy sources may negatively impact our customers’ desire to purchase our products and services, or may be utilized by our existing or new competitors to develop a competing business model or products or services that may be potentially more attractive to customers than ours, any of which could have a material adverse effect on our results of operations or financial condition.

If our information technology systems fail, or if we experience an interruption in their operation, then our business, results of operations and financial condition could be materially adversely affected.

The efficient operation of our business is dependent on our information technology systems. We rely on those systems generally to manage the day-to-day operation of our business, manage relationships with our customers, maintain our research and development data and maintain our financial and accounting records. The failure of our information technology systems, our inability to successfully maintain and enhance our information technology systems, or any compromise of the integrity or security of the data we generate from our information technology systems, could adversely affect our results of operations, disrupt our business and product development and make us unable, or severely limit our ability, to respond to customer demands. In addition, our information technology systems are vulnerable to damage or interruption from:

•	earthquake, fire, flood and other natural disasters;

•	employee or other theft;

•	attacks by computer viruses or hackers;

•	power outages; and

•	computer systems, Internet, telecommunications or data network failure.

Any interruption of our information technology systems could result in decreased revenue, increased expenses, increased capital expenditures, customer dissatisfaction and potential lawsuits, any of which could have a material adverse effect on our results of operations or financial condition.

We own and operate an industrial property that we purchased in 2004 and, if any environmental contamination is discovered, we could be responsible for remediation of the property.

We own our manufacturing and distribution facility located at an industrial site. We purchased this property from an adjacent aluminum rolling mill and cookware manufacturing facility in 2004. As part of the transaction to purchase this facility, we agreed to hold the seller harmless from most claims for environmental remediation or contamination. Accordingly, if environmental contamination is discovered at our facility and we are required to remediate the property, our recourse against the prior owners may be limited. Any such potential remediation could be costly and could adversely affect our results of operations or financial condition.

The cost of compliance with environmental laws and regulations and any related environmental liabilities could adversely affect our results of operations or financial condition.

Our operations are subject to federal, state, and local laws and regulations governing, among other things, emissions to air, discharge to water, the remediation of contaminated properties and the generation, handling, storage, transportation, treatment and disposal of, and exposure to, waste and other materials, as well as laws and regulations relating to occupational health and safety. These laws and regulations frequently change, and the violation of these laws or regulations can lead to substantial fines, penalties and other liabilities. The operation of our manufacturing facility entails risks in these areas and there can be no assurance that we will not incur material costs or liabilities in the future which could adversely affect our results of operations or financial condition.

Our retrofitting process frequently involves responsibility for the removal and disposal of components containing hazardous materials.

When we retrofit a customer’s facility, we typically assume responsibility for removing and disposing of its existing lighting fixtures. Certain components of these fixtures typically contain trace amounts of mercury and other hazardous materials. Older components may also contain trace amounts of polychlorinated biphenyls, or PCBs. We currently rely on contractors to remove the components containing such hazardous materials at the customer job site. The contractors then arrange for the disposal of such components at a licensed disposal facility. Failure by such contractors to remove or dispose of the components containing these hazardous materials in a safe, effective and lawful manner could give rise to liability for us, or could expose our workers or other persons to these hazardous materials, which could result in claims against us.

If we are unable to manage our anticipated revenue growth effectively, our operations, and profitability could be adversely affected.

We intend to undertake a number of strategies in an effort to grow our revenue. If we are successful, our revenue growth may place significant strain on our limited resources. To properly manage any future revenue growth, we must continue to improve our management, operational, administrative, accounting and financial reporting systems and expand, train and manage our employee base, which may involve significant expenditures and increased operating costs. Due to our limited resources and experience, we may not be able to effectively manage the expansion of our operations or recruit and adequately train additional qualified personnel. If we are unable to manage our anticipated revenue growth effectively, the quality of our customer care may suffer, we may experience customer dissatisfaction, reduced future revenue or increased warranty claims, and our expenses could substantially and disproportionately increase. Any of these circumstances could adversely affect our results of operations.

If we are unable to obtain additional capital as needed in the future, our ability to grow our revenue could be limited and we may be unable to pursue our current and future business strategies.

Our future capital requirements will depend on many factors, including the rate of our revenue growth, our introduction of new products and services and enhancements to existing products and services, and our expansion of sales, marketing and product development activities. In addition, we may consider acquisitions of product lines, businesses or technologies in an attempt to grow our business, which could require significant capital and could increase our capital expenditures related to future operation of the acquired business or technology. We may not be able to obtain additional financing on terms favorable to us, if at all, and, as a result, we may be unable to expand our business or continue to pursue our current and future business strategies. Additionally, if we raise funds through debt financing, we may become subject to additional covenant restrictions and incur increased interest expense and principal payments. If we raise additional funds through further issuances of equity or securities convertible into equity, our existing shareholders could suffer significant dilution, and any new securities we issue could have rights, preferences and privileges superior to those of holders of our common stock.

We expect our quarterly revenue and operating results to fluctuate. If we fail to meet the expectations of market analysts or investors, the market price of our common stock could decline substantially, and we could become subject to securities litigation.

Our quarterly revenue and operating results have fluctuated in the past and will likely vary from quarter to quarter in the future. You should not rely upon the results of one quarter as an indication of our future performance. Our revenue and operating results may fall below the expectations of market analysts or investors in some future quarter or quarters. Our failure to meet these expectations could cause the market price of our common stock to decline substantially. If the price of our common stock is volatile or falls significantly below our initial public offering price, we may be the target of securities litigation. If we become involved in this type of litigation, regardless of the outcome, we could incur substantial legal costs, management’s attention could be diverted from the operation of our business, and our reputation could be damaged, which could adversely affect our business, results of operations or financial condition.

Our ability to use our net operating loss carryforwards will be subject to limitation.

As of March 31, 2007, we had aggregate federal and state net operating loss carryforwards of approximately $5.1 million. Generally, a change of more than 50% in the ownership of a company’s stock, by value, over a three-year period constitutes an ownership change for federal income tax purposes. An ownership change may limit a company’s ability to use its net operating loss carryforwards attributable to the period prior to such change. We believe that past issuances and transfers of our stock caused an ownership change in fiscal 2007 that may affect the timing of the use of our net operating loss carryforwards, but we do not believe the ownership change affects the use of the full amount of our net operating loss carryforwards. As a result, our ability to use our net operating loss carryforwards attributable to the period prior to such ownership change to offset taxable income will be subject to limitations in a particular year, which could potentially result in increased future tax liability for us.

Risks Relating to this Offering and Our Common Stock

Because there is no existing market for our common stock, our initial public offering price may not be indicative of the market price of our common stock after this offering, which may decrease significantly.

There is currently no public market for our common stock, and an active trading market may not develop or be sustained after this offering. Our initial public offering price has been determined through negotiation between us and the underwriters and may not be indicative of the market price for our common stock after this offering. We cannot predict the extent to which investor interest in our company will lead to the development of an active trading market on the Nasdaq Global Market or otherwise. The lack of an active market may reduce the value of your shares and impair your ability to sell your shares at the time or price at which you wish to sell them. An inactive market may also impair our ability to raise capital by selling our common stock and may impair our ability to acquire or invest in other companies, products or technologies by using our common stock as consideration.

The market price of our common stock could fluctuate significantly as a result of a number of factors, including:

•	fluctuations in our financial performance;

•	economic and stock market conditions generally and specifically as they may impact us, participants in our industry or comparable companies;

•	changes in financial estimates and recommendations by securities analysts following our common stock or comparable companies;

•	earnings and other announcements by, and changes in market evaluations of, us, participants in our industry or comparable companies;

•	changes in business or regulatory conditions affecting us, participants in our industry or comparable companies;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	announcements or implementation by our competitors or us of acquisitions, technological innovations or new products, or other strategic actions by our competitors; or

•	trading volume of our common stock or the sale of stock by our management team, directors or principal shareholders.

Purchasers of our common stock will experience immediate and substantial dilution.

Purchasers of our common stock in this offering will experience immediate and substantial dilution. Investors purchasing common stock in this offering will contribute approximately 70.8% of the total amount invested by shareholders since our inception, but will only own approximately 22.4% of the shares of common stock outstanding upon the closing of this offering. In addition, following this offering, we will have a significant number of outstanding warrants and options to purchase our common stock having exercise prices significantly below the initial public offering price of our common stock. See “Shares Eligible for Future Sale.” You will incur further dilution to the extent outstanding warrants or options to purchase common stock are exercised.

In addition, we expect that our amended and restated articles of incorporation that will be in effect upon closing of this offering will allow us to issue significant numbers of additional shares, including “blank check” preferred stock. Upon the closing of this offering, we will also have the authority to issue a substantial number of additional shares of our common stock under our existing compensation plans. Issuance of such additional shares could result in further dilution to purchasers of our common stock in this offering and cause the market price of our common stock to decline. See “Dilution.”

The market price of our common stock could be adversely affected by future sales of our common stock in the public market.

Sales of a substantial number of shares of our common stock in the public market following this offering, or the perception that such sales might occur, could cause a decline in the market price of our common stock or could impair our ability to obtain capital through a subsequent offering of our equity securities or securities convertible into equity securities. Under our amended and restated articles of incorporation that will be in effect upon closing of this offering, we are authorized to issue up to 200,000,000 shares of common stock, of which 25,399,265 shares of common stock will be outstanding upon the closing of this offering (26,553,111 shares if the underwriters’ over-allotment option is exercised in full). Of these shares, the shares of common stock sold in this offering will be freely transferable without restriction or further registration under the Securities Act of 1933, or the Securities Act, by persons other than our “affiliates,” as that term is defined in Rule 144 under the Securities Act. In addition to the shares being sold in this offering, (i) 344,284 additional shares may be sold immediately upon the date of this prospectus; (ii) 29,290 additional shares may be sold beginning 90 days after the date of this prospectus; (iii) 14,619,578 additional shares may be sold upon the expiration of the 180-day lock-up period under the lock-up agreements described below; and (iv) 2,713,805 additional shares will be eligible for resale pursuant to Rule 144 upon the expiration of various one-year holding periods during the six months following expiration of the 180-day lock-up period under the lock-up agreements described below. Additionally, as of October 31, 2007, we had granted options to purchase a total of 4,554,687 shares of common stock that may be resold as described under “Shares Eligible for Future
Sale — Stock Options,” and warrants to purchase 716,822 shares of common stock that may be resold as described under “Shares Eligible for Future Sales — Warrants.” The number of shares available for resale does not give effect to certain changes to Rule 144 adopted by the SEC that, as of the date of this prospectus, are not yet in effect. See “Shares Eligible for Future Sale.’’

We, our executive officers, directors and shareholders representing approximately 97.6% of our fully-diluted common stock (including shares issuable upon conversion of our preferred stock and the Convertible Notes and upon exercise of currently outstanding warrants and stock options) have entered into lock-up agreements described under the caption “Underwriting,” pursuant to which we and they have agreed, subject to certain exceptions and extensions, not to offer, sell, issue, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock, any securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock or publicly disclose the intention to make any such offer, sale, pledge or disposition, or to enter into any such transaction, swap, hedge or other arrangement for a period of 180 days from the date of this prospectus or, subject to certain exceptions and extensions, to make any demand or exercise any registration rights during such period with respect to such shares. However, after the lock-up period expires, or if the lock-up restrictions are waived by Thomas Weisel Partners LLC, such persons will be able to sell their shares and exercise registration rights to cause them to be registered. We cannot predict the size of future issuances of our common stock or the effect, if any, that future sales and issuances of shares of our common stock, or the perception of such sales or issuances, would have on the market price of our common stock. See “Shares Eligible for Future Sale.” After the lock-up period expires, or if the lock-up restrictions are waived by Thomas Weisel Partners LLC, certain of our shareholders will be able to cause us to register common stock that they own under the Securities Act pursuant to registration rights that are described in “Description of our Capital Stock — Registration Rights.” We also intend to register all shares of common stock relating to awards that we have granted or may grant under our outstanding equity incentive compensation plans as in effect on the date of this prospectus. Further, certain of our officers have entered into Rule 10b5-1 trading plans pursuant to which they will sell specified numbers of shares of our common stock following the expiration of their lock-up agreements. See “Shares Eligible for Future Sale.”

Our failure to maintain adequate internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002 or to prevent or detect material misstatements in our annual or interim consolidated financial statements in the future could result in inaccurate financial reporting, sanctions or securities litigation, or could otherwise harm our business.

As a public company, we will be required to comply with the standards adopted by the Public Company Accounting Oversight Board in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley, regarding internal control over financial reporting. We are not currently in compliance with the requirements of Section 404, and the process of becoming compliant with Section 404 may divert internal resources and will take a significant amount of time and effort to complete. We may experience higher than anticipated operating expenses, as well as increased independent auditor fees during the implementation of these changes and thereafter. We are required to be compliant under Section 404 by the end of fiscal 2009, and at that time our management will be required to deliver a report that assesses the effectiveness of our internal control over financial reporting, and we will be required to deliver an attestation report of our auditors on our management’s assessment of our internal controls. Completing documentation of our internal control system and financial processes, remediation of control deficiencies and management testing of internal controls will require substantial effort by us. We cannot assure you that we will be able to complete the required management assessment by our reporting deadline. Failure to implement these changes timely, effectively or efficiently, could harm our operations, financial reporting or financial results and could result in our being unable to obtain an unqualified report on internal controls from our independent auditors.

In connection with the audit of our fiscal 2007 consolidated financial statements, our independent registered public accounting firm identified certain significant deficiencies in our internal control over financial reporting. These identified significant deficiencies included (i) our lack of segregation of certain key duties; (ii) our policies, procedures, documentation and reporting of our equity transactions; (iii) our lack of certain documented accounting policies and procedures to clearly communicate the standards of how transactions should be recorded or handled; (iv) our controls in the area of information technology, especially regarding change control and restricted access; (v) our lack of a formal disaster recovery plan; (vi) our need for enhanced restrictions on user access to certain of our software programs; (vii) the necessity for us to implement an enhanced project tracking/deferred revenue accounting system to recognize the complexities of our business processes and, ultimately, the recognition of revenue and deferred revenue; (viii) our lack of a process for determining whether a lease should be accounted for as a capital or operating lease; (ix) our need for a formalized action plan to understand all of our existing tax liabilities (and opportunities) and properly account for them; and (x) our need for improved financial statement closing and reporting processes. A number of these significant deficiencies identified in connection with the audit of our fiscal 2007 consolidated financial statements were previously identified as material weaknesses or significant deficiencies in connection with the audit of our fiscal 2006 and 2005 consolidated financial statements. We may not be able to remediate these significant deficiencies in a timely manner, which may subject us to sanctions or investigation by regulatory authorities, including the Securities and Exchange Commission, or SEC, or the Nasdaq Global Market, and cause investors to lose confidence in our financial information, which in turn could cause the market price of our common stock to significantly decrease. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Internal Control over Financial Reporting.”

In addition, in connection with preparing the registration statement of which this prospectus is a part, we identified certain errors in our prior year consolidated financial statements. These errors related to accounting for the induced conversion of our Series A preferred stock in fiscal 2005 and fiscal 2007 and for the exercise of a stock option through the issuance of a full recourse promissory note in fiscal 2006 that we subsequently determined was issued at a below market interest rate. These errors resulted in the restatement of our previously issued fiscal 2006 and 2007 consolidated financial statements.

If we are unable to maintain effective control over financial reporting, such conclusion would be disclosed in our Annual Report on Form 10-K for the year ending March 31, 2009. In the future, we may identify material weaknesses and significant deficiencies which we may not be able to remediate in a timely manner. If we fail to maintain effective internal control over financial reporting in accordance with Section 404, we will not be able to conclude that we have and maintain effective internal control over financial reporting or our independent registered accounting firm may not be able to issue an unqualified report on the effectiveness of our internal control over financial reporting. As a result, our ability to report our financial results on a timely and accurate basis may be adversely affected, we may be subject to sanctions or investigation by regulatory authorities, including the SEC or the Nasdaq Global Market, and investors may lose confidence in our financial information, which in turn could cause the market price of our common stock to significantly decrease. We may also be required to restate our financial statements from prior periods.

We may pursue opportunities for future institutional investment, which could result in additional dilution to investors in this offering.

We may conduct discussions and negotiations with one or more institutional investors to invest in our company. Institutional investors may purchase different classes of securities and negotiate terms that differ from those provided to individual investors, such as favorable dividend, conversion and/or redemption rights, the right to attend board meetings or to receive additional information, favorable share prices, or anti-dilution clauses. We may decide to issue preferred stock or convertible debt or other securities to institutional investors and the terms of an institutional investment may be different from, or more favorable than, those provided in this offering. Any such investment made on more favorable pricing terms could initially result in additional dilution to investors in this offering. See “Dilution.”

We have no plans to pay dividends on our common stock.

We have never declared or paid cash dividends on our common stock and do not anticipate paying any cash dividends on our common stock in the foreseeable future. We currently intend to retain future earnings, if any, to finance our operations. Our future dividend policy is within the discretion of our board of directors and will depend upon various factors, including our business, financial condition, results of operations, capital requirements, investment opportunities and credit agreement restrictions. Further, after closing of this offering, the terms of our current revolving credit facility and our bank term loan and mortgage preclude us, and the terms of agreements covering any future indebtedness may preclude us, from paying dividends.

Anti-takeover provisions included in the Wisconsin Business Corporation Law and provisions in our amended and restated articles of incorporation or bylaws could delay or prevent a change of control of our company, which could adversely impact the value of our common stock and may prevent or frustrate attempts by our shareholders to replace or remove our current board of directors or management.

A change of control of our company may be discouraged, delayed or prevented by Sections 180.1140 to 180.1144 of the Wisconsin Business Corporation Law. These provisions generally restrict a broad range of business combinations between a Wisconsin corporation and a shareholder owning 15% or more of our outstanding voting stock. These and other provisions in our amended and restated articles of incorporation that will be in effect upon closing of this offering, including our staggered board of directors and our ability to issue “blank check” preferred stock, as well as the provisions of our amended and restated bylaws and Wisconsin law, could make it more difficult for shareholders or potential acquirors to obtain control of our board of directors or initiate actions that are opposed by the then-current board of directors, including to delay or impede a merger, tender offer or proxy contest involving our company. See “Description of Capital Stock.” In addition, our employment arrangements that will be in effect upon closing of this offering with senior management provide for severance payments and accelerated vesting of benefits, including accelerated vesting of stock options, upon a change of control. This offering will not constitute a change of control under such agreements. These provisions may discourage or prevent a change of control or result in a lower price per share paid to our shareholders.

Our management will have broad discretion in allocating the net proceeds of this offering.

We expect to use the net proceeds from this offering for working capital and general corporate purposes, including to fund potential future acquisitions. Consequently, our management will have broad discretion in allocating the net proceeds of this offering. See “Use of Proceeds.” You may not agree with such uses and our use of the proceeds from this offering may not yield a significant return or any return at all for our shareholders. The failure by our management to apply these funds effectively could have a material adverse effect on our business, results of operations or financial condition.

The requirements of being a public company, including compliance with the reporting requirements of the Securities Exchange Act of 1934 and the Nasdaq Global Market, will require greater resources, increase our costs and distract our management, and we may be unable to comply with these requirements in a timely or cost-effective manner.

As a public company with equity securities expected to be listed on the Nasdaq Global Market, we will need to comply with statutes and regulations of the SEC, including the reporting requirements of the Securities Exchange Act of 1934, or Exchange Act, and requirements of the Nasdaq Global Market, with which we were not required to comply prior to the closing of this offering. Complying with these statutes, regulations and requirements will occupy a significant amount of the time of our board of directors and management and will substantially increase our costs and expenses. Our management team has no experience managing a public company. We also expect to incur substantial additional annual costs as a result of becoming a public company due to the anticipated increased legal, accounting, compliance and related costs. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Components of Revenue and Expenses — Operating Expenses.”

Also, as a public company we will need to:

•	institute a comprehensive compliance function;

•	prepare and distribute periodic and current public reports in compliance with our obligations under the federal securities laws;

•	establish new internal policies, such as those relating to internal controls over financial reporting, disclosure controls and procedures and insider trading;

•	maintain appropriate committees of our board of directors;

•	prepare public reports of our audit and finance committee and our compensation committee;

•	involve and retain to a greater degree outside counsel and accountants in the above activities; and

•	establish and maintain an investor relations function, including the provision of certain information on our website.

These factors could make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit and finance committee and our compensation committee.

Insiders will continue to have substantial control over us after this offering, which could delay or prevent a change of corporate control or result in the entrenchment of management and/or the board of directors.

After this offering, our directors, executive officers and principal shareholders, together with their affiliates and related persons, will beneficially own, in the aggregate, approximately 30.6% of our outstanding common stock (approximately 29.3% if the underwriters’ over-allotment option is exercised in full). As a result, these shareholders, if acting together, will have substantial influence over the outcome of matters submitted to our shareholders for approval, including the election and removal of directors and any merger, consolidation, or sale of all or substantially all of our assets. In addition, these persons, if acting together, will have the ability to substantially influence the management and affairs of our company. Accordingly, this concentration of ownership may harm the market price of our common stock by, among other things:

•	delaying, deferring, or preventing a change of control, even at a per share price that is in excess of the then current price of our common stock;

•	impeding a merger, consolidation, takeover, or other business combination involving us, even at a per share price that is in excess of the then current price of our common stock; or

•	discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of us, even at a per share price that is in excess of the then current price of our common stock.

In addition, Wisconsin corporate law limits the protection afforded minority shareholders, and we have not enacted provisions that may be beneficial to minority shareholders, such as cumulative voting, preemptive rights or majority voting for directors.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes forward-looking statements that are based on our beliefs and assumptions and on information currently available to us. The forward-looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” When used in this prospectus, the words “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would,” and similar expressions identify forward-looking statements. Although we believe that our plans, intentions, and expectations reflected in any forward-looking statements are reasonable, these plans, intentions, or expectations are based on assumptions, are subject to risks and uncertainties and may not be achieved. These statements are based on assumptions made by us based on our experience and perception of historical trends, current conditions, expected future developments and other factors that we believe are appropriate in the circumstances. Such statements are subject to a number of risks and uncertainties, many of which are beyond our control. Our actual results, performance or achievements could differ materially from those contemplated, expressed, or implied, by the forward-looking statements contained in this prospectus. Important factors that could cause actual results to differ materially from our forward-looking statements are set forth in this prospectus, including under the heading “Risk Factors.” Given these uncertainties, you should not place undue reliance on these forward-looking statements. Also, forward-looking statements represent our beliefs and assumptions only as of the date of this prospectus. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth in this prospectus. These forward-looking statements include, among other things, statements relating to:

•	our estimates regarding our future revenue, cost of revenue, gross margin, expenses, capital requirements, liquidity and borrowing capacity and our needs for additional financing;

•	our estimates of market sizes and anticipated uses of, and benefits from, our products and services;

•	our ability to market and achieve market acceptance for our products and services;

•	our anticipated use of the net proceeds of this offering and of our Convertible Notes placement;

•	our business strategy and our underlying assumptions about trends in our industry and about market data, including the relative demand for, and cost of, energy;

•	our ability to protect our intellectual property and operate our business without infringing upon the intellectual property rights of others; and

•	management’s goals, expectations and objectives and other similar expressions concerning matters that are not historical facts.

Actual events, results and outcomes may differ materially from our expectations due to a variety of factors. Although it is not possible to identify all of these factors, they include, among others, the following:

•	our limited operating history;

•	our ability to compete in a highly competitive market;

•	our ability to respond successfully to market competition;

•	the retention of our senior management;

•	the market acceptance of our products and services;

•	our dependence on our customers’ capital budgets to generate sales of our products and services;

•	price fluctuations, shortages or interruptions of component supplies and raw materials used to manufacture our products;

•	loss of one or more key customers;

•	delivery of satisfactory components by our current suppliers;

•	loss of one or more key suppliers;

•	warranty and product liability claims;

•	our ability to develop new products and services;

•	the success of potential acquisitions or investments in new product lines;

•	our ability to protect our intellectual property or to respond to any intellectual property litigation brought by others;

•	exercising our option to acquire intellectual property rights owned by our chief executive officer;

•	reduction in the price of electricity;

•	the cost to comply with, and the effects of, any current and future government regulations, laws and policies;

•	increased competition from government subsidiaries and utility incentive programs;

•	the failure of our information technology systems;

•	the discovery of environmental contamination at our manufacturing facility or the expenses and responsibility associated with disposal of hazardous materials;

•	our ability to effectively manage our anticipated growth;

•	our ability to obtain additional capital;

•	fluctuations in our quarterly results;

•	our ability to use our net operating losses;

•	the costs associated with being a public company and our ability to comply with the internal control and financial reporting obligations of the SEC and Sarbanes-Oxley; and

•	other factors discussed in more detail under “Risk Factors.”

You are urged to carefully consider these factors and the other factors described under “Risk Factors” when evaluating any forward-looking statements and you should not place undue reliance on these forward-looking statements.

Except as required by applicable law, we assume no obligation to update any forward-looking statements publicly or to update the reasons why actual results could differ materially from those anticipated in any forward-looking statements, even if new information becomes available in the future.

INDUSTRY AND MARKET DATA AND FORECASTS

This prospectus includes market and industry data and industry forecasts that we obtained from publicly available sources, including information from governmental agencies such as the United States Energy Information Administration, the United States Department of Energy and the United States Environmental Protection Agency, and industry publications and surveys from a variety of sources, including the American Council for an Energy Efficient Economy, the National Electric Reliability Council, the Electric Power Research Institute and the International Energy Agency. Certain market and industry data included in this prospectus are also based on our own internal estimates and assumptions. Unless otherwise noted, statements based on the above-mentioned third party data and internal analysis, estimates or assumptions are as of the date of this prospectus.

Although we believe the industry and market data and forecasts included in this prospectus are reliable as of the date of this prospectus, we have not independently verified such data and such data could prove inaccurate. Industry and market data may be incorrect because of the method by which sources obtained their data and because information cannot always be verified with certainty due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties. In addition, we do not know all of the assumptions regarding the size of our market, future energy demands and pricing, general economic conditions or growth that were used in preparing the forecasts from sources cited herein.

USE OF PROCEEDS

We estimate that the net proceeds to us from this offering, assuming an initial public offering price of $13.00 per share (the midpoint of the range set forth on the cover page of this prospectus), will be approximately $64.9 million (approximately $78.8 million if the underwriters’ over-allotment option is exercised in full), after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any proceeds from the sale of shares by the selling shareholders.

A 10% change in the number of shares of common stock sold by us in this offering would result in a change in our net proceeds of $6.9 million, assuming an initial public offering price of $13.00 per share (the midpoint of the range set forth on the cover page of this prospectus). A $1.00 increase (decrease) in the assumed initial public offering price of $13.00 per share would increase (decrease) the net proceeds to us from this offering by $5.3 million, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us (assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same).

The principal purposes for this offering are to generate funds for working capital and general corporate purposes, including to fund potential future acquisitions, and to create a public market for our common stock. As of the date of this prospectus, we have not entered into any purchase agreements, understandings or commitments with respect to any acquisitions.

We will have broad discretion in the way that we use the net proceeds of this offering. Pending the final application of the net proceeds of this offering, we intend to invest the net proceeds of this offering in short-term, interest-bearing, investment-grade securities. See “Risk Factors — Risks Related to Our Business — Our management team will have broad discretion in allocating the net proceeds of this offering.”

DIVIDEND POLICY

We have never paid or declared cash dividends on our common stock. We currently intend to retain all available funds and any future earnings to fund the development and expansion of our business. Any future determination to pay dividends will be at the discretion of our board of directors and will depend upon various factors, including our results of operations, financial condition, capital requirements, investment opportunities, and other factors that our board of directors deems relevant. After the closing of this offering, the terms of our current revolving credit facility and our bank term loan and mortgage preclude us, and the terms of any agreements governing any future indebtedness may preclude us, from paying dividends. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Indebtedness.”

CAPITALIZATION

The following table sets forth our capitalization as of September 30, 2007:

•	on an actual basis; and

•	on a pro forma basis to give effect to (i) the automatic conversion of the Convertible Notes into 2,360,802 shares of our common stock; (ii) the automatic conversion of 4,808,012 shares of our outstanding preferred stock into shares of our common stock on a one-for-one basis; and (iii) the receipt of estimated net proceeds of $64.9 million from our sale of 5,695,246 shares of common stock in this offering at an assumed initial public offering price of $13.00 per share (the midpoint of the range set forth on the cover of this prospectus), less the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

A 10% change in the number of shares of common stock sold by us in this offering would result in a change in our net proceeds of $6.9 million, assuming an initial public offering price of $13.00 per share (the midpoint of the range set forth on the cover page of this prospectus), which would result in an equal change to each of total shareholders’ equity and total capitalization. A $1.00 increase (decrease) in the assumed initial public offering price of $13.00 per share (the midpoint of the range set forth on the cover page of the prospectus) would change each of the total shareholders’ equity and total capitalization line items by approximately $5.3 million, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us (assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same).

You should read this table in conjunction with “Use of Proceeds,” “Selected Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the notes thereto included elsewhere in this prospectus.

	As of September 30, 2007
	Actual	Pro Forma
	(in thousands, except share and per share data, unaudited)

Long-term debt, less current maturities	$8,933	$8,933
Convertible notes	10,666	—
Temporary equity:
Series C convertible redeemable preferred stock ($0.01 par value 1,818,182 shares issued and outstanding, actual; no shares issued and outstanding, pro forma)	5,103	—
Shareholders’ equity:
Series B convertible preferred stock ($0.01 par value 2,989,830 shares issued and outstanding, actual; no shares issued and outstanding, pro forma)	5,959	—
Common stock (no par value 80,000,000 shares authorized and 12,480,705 shares outstanding, actual; 200,000,000 shares authorized and 25,344,765 shares outstanding, pro forma)	—	—
Additional paid-in capital	12,209	98,793
Treasury stock	(1,739)	(1,739)
Accumulated deficit	(2,112)	(2,112)

Total shareholders’ equity	14,317	94,942

Total capitalization	$39,019	$103,875

The shares outstanding data in the preceding table excludes as of September 30, 2007:

•	778,322 shares of common stock issuable upon the exercise of outstanding warrants with a weighted average exercise price of $2.24 per share;

•	4,742,909 shares of common stock issuable upon the exercise of outstanding options with a weighted average exercise price of $1.85 per share;

•	224,268 shares of common stock reserved for future issuance under our stock option plans; and

•	54,500 additional shares of common stock outstanding after taking into account the net effect of issuing 77,500 shares as a result of the exercise of warrants and options and the retirement of 23,000 shares of our common stock between October 1, 2007 and October 31, 2007.

DILUTION

If you invest in our common stock, your economic interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the net tangible book value per share of our common stock immediately after the closing of this offering. Dilution results from the fact that the initial public offering price per share of the common stock is substantially in excess of the book value per share attributable to our existing shareholders for our presently outstanding stock.

As of September 30, 2007, our net tangible book value would have been approximately $29.7 million, or approximately $1.51 per share of common stock, on a pro forma basis after giving effect to (i) the automatic conversion of the Convertible Notes into 2,360,802 shares of our common stock; and (ii) the automatic conversion of 4,808,012 shares of our outstanding preferred stock into shares of our common stock on a one-for-one basis. Net tangible book value per share represents the amount of our total tangible assets less our total liabilities, divided by the number of our shares of common stock outstanding.

Our pro forma as adjusted net tangible book value as of September 30, 2007 would have been approximately $92.4 million, or $3.64 per share, after giving effect to (i) the pro forma adjustments described above and (ii) the receipt of estimated net proceeds of $64.9 million from our sale of shares of common stock in this offering at an assumed initial public offering price of $13.00 per share (the midpoint of the range set forth on the cover page of this prospectus), less the estimated underwriting discounts and commissions and estimated offering expenses payable by us. This represents an immediate increase in pro forma as adjusted net tangible book value of $2.13 per share to our existing shareholders and an immediate dilution of $9.36 per share to new investors purchasing common stock in this offering.

The following table illustrates this dilution to new investors on a per share basis:

Assumed initial public offering price per share		$13.00
Pro forma net tangible book value as of September 30, 2007	$1.51
Increase in pro forma net tangible book value per share attributable to new investors in this offering	$2.13
Pro forma as adjusted net tangible book value after this offering		$3.64

Dilution per share to new investors		$9.36

A 10% increase (decrease) in the number of shares of common stock sold by us in this offering would result in a decrease (increase) in dilution per share to new investors of $0.19, assuming an initial public offering price of $13.00 per share (the midpoint of the range set forth on the cover page of this prospectus). A $1.00 increase (decrease) in the initial public offering price would increase (decrease) dilution per share to new investors by approximately $0.79, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us (assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same).

The following table summarizes, as of October 31, 2007, the differences between the number of shares of common stock owned by existing shareholders and to be owned by new public investors, the aggregate cash consideration paid to us and the average price per share paid by our existing shareholders and to be paid by new public investors purchasing shares of common stock in this offering at an estimated initial public offering price of $13.00 per share (the midpoint of the range set forth on the cover page of this prospectus). All information in the row titled “Existing shareholders” in the following table is presented on a pro forma basis assuming (i) the conversion of 4,808,012 shares of our outstanding preferred stock into shares of our common stock on a one-for-one basis; and (ii) the conversion of the Convertible Notes into 2,360,802 shares of our common stock.

	Shares Purchased(1)		Total Consideration		Average Price
	Number	Percent	Amount	Percent	Per Share

Existing shareholders	19,704,019	77.6%	$30,523,927	29.2%	$1.55
New public investors	5,695,246	22.4%	$74,038,194	70.8%	$13.00

Total	25,399,265	100.0%	$104,562,121	100.0%	$4.12

(1)	The number of shares for existing shareholders includes shares being sold by the selling shareholders in this offering. The number of shares disclosed for the new public investors does not include the shares being purchased by the new public investors from the selling shareholders in this offering.

The discussion and tables above assume no exercise of the 4,554,687 options to purchase shares of common stock at a weighted average exercise price of $1.89 outstanding as of October 31, 2007, or the 716,822 warrants to purchase common stock at a weighted average exercise price of $2.24 outstanding as of October 31, 2007, all of which are “in-the-money” compared to the mid-point of the range set forth on the cover page of this prospectus. To the extent any of these options or warrants outstanding as of October 31, 2007 is exercised, there will be further dilution to new public investors. If all of our options and warrants outstanding as of October 31, 2007 are exercised, new public investors will experience additional dilution of $0.29 per share.

If the underwriters exercise their over-allotment option in full, the number of shares of common stock held by new public investors will increase to approximately 6,849,092 shares, or approximately 25.8% of the total number of shares of our common stock to be outstanding upon the closing of this offering, our existing shareholders would own approximately 74.2% of the total number of shares of our common stock to be outstanding upon the closing this offering, the pro forma as adjusted net tangible book value per share of common stock would be approximately $106.4 million and the dilution in pro forma as adjusted net tangible book value per share of common stock to new public investors would be $8.99. These calculations do not include the shares being purchased by the new public investors from the selling shareholders in this offering.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The following tables set forth our selected historical consolidated financial data for the periods indicated. We prepared the selected historical consolidated financial data using our consolidated financial statements for each of the periods presented. The selected historical consolidated financial data for each year in the three-year period ended March 31, 2007 were derived from our audited historical consolidated financial statements appearing elsewhere in this prospectus, the selected historical consolidated financial data for each year in the two-year period ended March 31, 2004 were derived from our historical consolidated financial statements not appearing in this prospectus, and the selected historical consolidated financial data for the six months ended September 30, 2006 and September 30, 2007 were derived from our unaudited historical consolidated financial statements appearing elsewhere in this prospectus. The unaudited historical consolidated financial statements include all adjustments, which, in our opinion, are necessary for a fair presentation of our financial position and results of operations for these periods. You should read this selected historical financial data in conjunction with our audited and unaudited historical consolidated financial statements and related notes, “Prospectus Summary — Summary Historical Consolidated and Pro Forma Financial Data and Other Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. The selected historical consolidated financial data are not necessarily indicative of future results.

						Six Months
	Fiscal Year Ended March 31,					Ended September 30,
	2003	2004	2005	2006	2007	2006	2007
						(Unaudited)
	(in thousands, except per share amounts)

Consolidated statements of operations data:
Product revenue	$9,018	$12,031	$19,628	$29,993	$40,201	$17,444	$28,752
Service revenue	—	392	2,155	3,287	7,982	2,867	6,374

Total revenue	9,018	12,423	21,783	33,280	48,183	20,311	35,126
Cost of product revenue(1)	5,091	7,016	12,099	20,225	26,511	11,422	18,821
Cost of service revenue	—	360	1,944	2,299	5,976	2,211	4,381

Total cost of revenue	5,091	7,376	14,043	22,524	32,487	13,633	23,202

Gross profit	3,927	5,047	7,740	10,756	15,696	6,678	11,924
General and administrative expenses(1)	1,434	1,927	3,461	4,875	6,162	2,605	3,478
Sales and marketing expenses(1)	1,772	2,381	5,416	5,991	6,459	3,126	4,049
Research and development expenses(1)	139	261	213	1,171	1,078	440	880

Income (loss) from operations	582	478	(1,350)	(1,281)	1,997	507	3,517
Interest expense	108	222	570	1,051	1,044	513	624
Dividend and interest income	—	—	3	5	201	12	194

Income (loss) before income tax and cumulative effect of change in accounting principle	474	256	(1,917)	(2,327)	1,154	6	3,087
Income tax expense (benefit)	173	102	(702)	(762)	225	1	1,286

Income (loss) before cumulative change in accounting principle	301	154	(1,215)	(1,565)	929	5	1,801
Cumulative effect of change in accounting principle, net	—	—	(57)	—	—	—	—

						Six Months
	Fiscal Year Ended March 31,					Ended September 30,
	2003	2004	2005	2006	2007	2006	2007
						(Unaudited)
	(in thousands, except per share amounts)

Net income (loss)	301	154	(1,272)	(1,565)	929	5	1,801
Accretion of redeemable preferred stock and preferred stock dividends(2)	(122)	(122)	(104)	(3)	(201)	(46)	(150)
Conversion of preferred stock(3)	—	—	(972)	—	(83)	—	—
Participation rights of preferred stock in undistributed earnings(4)	(35)	(6)	—	—	(205)	—	(511)

Net income (loss) attributable to common shareholders	$144	$26	$(2,348)	$(1,568)	$440	$(41)	$1,140

Net income (loss) per share attributable to common shareholders:
Basic	$0.02	$0.00	$(0.36)	$(0.18)	$0.05	$(0.00)	$0.11
Diluted	$0.02	$0.00	$(0.36)	$(0.18)	$0.05	$(0.00)	$0.09
Weighted average shares outstanding:
Basic	5,964	6,197	6,470	8,524	9,080	9,003	10,712
Diluted	9,169	10,218	6,470	8,524	16,433	15,666	19,782

	As of March 31,					As of
	2003	2004	2005	2006	2007	September 30, 2007
						(Unaudited)
	(in thousands)

Consolidated balance sheet data:
Cash and cash equivalents	$175	$107	$493	$1,089	$285	$6,864
Short-term investments	—	—	—	—	—	3,900
Total assets	6,397	11,147	21,397	24,738	33,583	56,728
Long-term debt, less current maturities	1,058	4,796	7,921	10,492	10,603	8,933
Convertible notes	—	—	—	—	—	10,666
Temporary equity (Series C convertible redeemable preferred stock)	—	—	—	—	4,953	5,103
Series A convertible preferred stock	1,007	1,007	116	116	—	—
Series B convertible preferred stock	—	779	4,167	5,591	5,959	5,959
Shareholder notes receivable	(105)	(104)	(246)	(398)	(2,128)	—
Shareholders’ equity	$2,192	$3,448	$5,699	$6,622	$9,355	$14,317

(1)	Includes stock-based compensation expense recognized under SFAS 123(R) as follows:

	Fiscal Year Ended	Six Months Ended
	March 31,	September 30,
	2007	2007
		(Unaudited)
	(in thousands)

Cost of product revenue	$24	$44
General and administrative expenses	154	380
Sales and marketing expenses	153	110
Research and development expenses	32	16

Total stock-based compensation expense	$363	$550

(2)	For fiscal 2007 and our fiscal 2008 first half, represents the impact attributable to the accretion of accumulated dividends on our Series C preferred stock, plus accumulated dividends on our Series A preferred stock prior to its conversion into common stock on March 31, 2007. The Series C preferred stock will convert automatically into common stock on a one-for-one basis upon the closing of this offering and our obligation to pay accumulated dividends will be extinguished. For fiscal 2005 and 2006, represents accumulated dividends on our Series A preferred stock prior to its conversion into common stock. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Revenue and Expense Components — Accretion of Preferred Stock and Preferred Stock Dividends.”

(3)	Represents the estimated fair market value of the premium paid to holders of Series A preferred stock upon induced conversion. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Revenue and Expense Components — Conversion of Preferred Stock.”

(4)	Represents undistributed earnings allocated to participating preferred shareholders as described under “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Revenue and Expense Components — Participation Rights of Preferred Stock in Undistributed Earnings.” All of our preferred stock will convert automatically into common stock on a one for-one basis upon the closing of this offering and, thereafter, we will no longer be required to allocated any undistributed earnings to our preferred shareholders.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion together with the financial statements and the notes thereto included elsewhere in this prospectus. This discussion contains forward-looking statements that are based on our current expectations, estimates and projections about our business and operations. The cautionary statements made in this prospectus should be read as applying to all related forward-looking statements wherever they appear in this prospectus. Our actual results may differ materially from those currently anticipated and expressed in such forward-looking statements as a result of a number of factors, including those we discuss under “Risk Factors” and elsewhere in this prospectus. You should read “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.”

Overview

We design, manufacture and implement energy management systems consisting primarily of high-performance, energy-efficient lighting systems, controls and related services.

We currently generate the substantial majority of our revenue from sales of high intensity fluorescent, or HIF, lighting systems and related services to commercial and industrial customers. We typically sell our HIF lighting systems in replacement of our customers’ existing high intensity discharge, or HID, fixtures. We call this replacement process a “retrofit.” We frequently engage our customer’s existing electrical contractor to provide installation and project management services. We also sell our HIF lighting systems on a wholesale basis, principally to electrical contractors and value-added resellers to sell to their own customer bases.

We have sold and installed more than 970,000 of our HIF lighting systems in over 2,100 facilities from December 1, 2001 through September 30, 2007. We have sold our products to 78 Fortune 500 companies, many of which have installed our HIF lighting systems in multiple facilities. Our top customers by revenue in fiscal 2007 included Coca-Cola Enterprises Inc., General Electric Co., Kraft Foods Inc., Newell Rubbermaid Inc., OfficeMax, Inc., SYSCO Corp. and Toyota Motors Corp.

Our fiscal year ends on March 31. We call our fiscal years ended March 31, 2005, 2006 and 2007, “fiscal 2005,” “fiscal 2006” and “fiscal 2007,” respectively. We call our current fiscal year, which will end on March 31, 2008, “fiscal 2008.” Our fiscal first quarter ends on June 30, our fiscal second quarter ends on September 30, our fiscal third quarter ends on December 31 and our fiscal fourth quarter ends on March 31.

Revenue and Expense Components

Revenue.  We sell our energy management products and services directly to commercial and industrial customers, and indirectly to end users through wholesale sales to electrical contractors and value-added resellers. We currently generate the substantial majority of our revenue from sales of HIF lighting systems and related services to commercial and industrial customers. While our services include comprehensive site assessment, site field verification, utility incentive and government subsidy management, engineering design, project management, installation and recycling in connection with our retrofit installations, we separately recognize service revenue only for our installation and recycling services. Except for our installation and recycling services, all other services historically have been completed prior to product shipment and revenue from such services was included in product revenue because evidence of fair value for these services did not exist. Wholesale sales to electrical contractors and value-added resellers, which have historically accounted for only a relatively small percentage of our total revenue, are expected to continue to constitute a relatively small percentage of our total revenue.

We recognize revenue on product only sales at the time of shipment. For projects consisting of multiple elements of revenue, such as a combination of product sales and services, we separate the project into separate units of accounting based on their relative fair values for revenue recognition purposes. Additionally, the deferral of revenue on a delivered element may be required if such revenue is contingent upon the delivery of the remaining undelivered elements. We recognize revenue at the time of product shipment on product sales and on services completed prior to product shipment. We recognize revenue associated with services provided after product shipment, based on their fair value, when the services are completed and customer acceptance has been received. When other significant obligations or acceptance terms remain after products are delivered, revenue is recognized only after such obligations are fulfilled or acceptance by the customer has occurred. We also offer our products under a sales-type financing program where we finance our customer’s purchase. The contractual future cash flows and residual rights to the related equipment are then sold without recourse to a third party finance company. We recognize revenue for the net present value of the future payments from the finance company upon completion of the project. See “— Critical Accounting Policies and Estimates.” Revenue recognized from our sales-type financing program has historically been immaterial as a percentage of our total revenue and we do not anticipate that revenue from such program will comprise a material portion of our total revenue in fiscal 2008.

Our dependence on individual key customers can vary from period to period as a result of the significant size of some of our retrofit and multi-facility roll-out projects. Our top 10 customers accounted for approximately 35%, 27%, and 39%, respectively, of our total revenue in fiscal 2005, 2006 and 2007, and 43% and 53%, respectively, of our fiscal 2007 and 2008 first half total revenue. No single customer accounted for more than 9% of our total revenue in any of such fiscal years, although Coca-Cola Enterprises Inc. accounted for approximately 20% of our fiscal 2008 first half total revenue. As large retrofit and roll-out projects become a greater component of our total revenue, we may experience more customer concentration in given periods. The loss of, or substantial reduction in sales volume to, any of our significant customers could have a material adverse effect on our total revenue in any given period and may result in significant quarterly revenue variations.

Our level of total revenue for any given period is dependent upon a number of factors, including (i) the demand for our products and systems; (ii) the number and timing of large retrofit and multi-facility retrofit, or “roll-out,” projects; (iii) the level of our wholesale sales; (iv) our ability to realize revenue from our services and our sales-type financing program; (v) our execution of our sales process; (vi) the selling price of our products and services; (vii) changes in capital investment levels by our customers and prospects; and (viii) customer sales cycles. As a result, our total revenue may be subject to quarterly variations and our total revenue for any particular fiscal quarter may not be indicative of future results. See “— Quarterly Results of Operations.” We expect our total revenue to increase in fiscal 2008 primarily as we solicit new customers, expand our joint lead generation and sales initiative with electrical contractors and value-added resellers, expand our sales force and sales locations, roll-out our products and services to multiple customer locations and attempt to expand implementation of all aspects of our energy management system for existing national customers.

Cost of Revenue.  Our total cost of revenue consists of costs for: (i) raw materials, including sheet, coiled and specialty reflective aluminum; (ii) electrical components, including ballasts, power supplies and lamps; (iii) wages and related personnel expenses, including stock-based compensation charges, for our fabricating assembly, logistics and project installation service organizations; (iv) manufacturing facilities, including depreciation on our manufacturing facilities and equipment, taxes, insurance and utilities; (v) warranty expenses; (vi) installation and integration; and (vii) shipping and handling. Our cost of aluminum can be subject to commodity price fluctuations, which we attempt to mitigate with forward fixed-price, minimum quantity purchase commitments with our suppliers. We also purchase many of our electrical components through forward purchase contracts. We buy most of our specialty reflective aluminum from a single supplier, and most of our ballast and lamp components from a single supplier, although we believe we could obtain sufficient quantities of these raw materials and components on a price and quality competitive basis from other suppliers if necessary. Purchases from our current primary supplier of ballast and lamp components constituted 14% of our total cost of revenue in fiscal 2006 and 26% in fiscal 2007. Our production labor force is non-union and, as a result, our production labor costs have been relatively stable. We anticipate adding additional production personnel to support our anticipated increase in sales volumes, although we are attempting to achieve efficiencies in our cost of revenue by implementing more highly systematized production and assembly processes. We are also expanding our network of qualified third-party installers to realize efficiencies in the installation process.

Gross Margin.  Our gross profit has been and will continue to be, affected by the relative levels of our total revenue and our total cost of revenue, and as a result, our gross profit may be subject to quarterly variation. Our gross profit as a percentage of total revenue, or gross margin, is affected by a number of factors, including: (i) our mix of large retrofit and multi-facility roll-out projects with national accounts; (ii) the level of our wholesale sales (which generally have historically resulted in higher relative gross margins, but lower relative net margins, than our sales to direct customers); (iii) our realization rate on our billable services (which generally have recently resulted in higher relative gross margins than product revenue); (iv) our project pricing; (v) our level of warranty claims; (vi) our level of utilization of our manufacturing facilities and related absorption of our manufacturing overhead costs; (vii) our level of efficiencies in our manufacturing operations; and (viii) our level of efficiencies from our subcontracted installation service providers. As a result, our gross margin may be subject to quarterly variation.

Operating Expenses.  Our operating expenses consist of: (i) general and administrative expenses; (ii) sales and marketing expenses; and (iii) research and development expenses. Personnel related costs are our largest operating expense and we expect these costs to increase on an absolute dollar basis in fiscal 2008 as a result of our planned expansion of our sales force, as well as contemplated additions to our personnel infrastructure, as we attempt to generate and support additional revenue growth.

Our general and administrative expenses consist primarily of costs for: (i) salaries and related personnel expenses, including stock-based compensation charges, related to our executive, finance, human resource, information technology and operations organizations; (ii) occupancy expenses; (iii) professional services fees; (iv) technology related costs and amortization; and (v) corporate-related travel.

Our sales and marketing expenses consist primarily of costs for: (i) salaries and related personnel expenses, including stock-based compensation charges, related to our sales and marketing organization; (ii) internal and external sales commissions and bonuses; (iii) travel, lodging and other out-of-pocket expenses associated with our selling efforts; (iv) marketing programs; (v) pre-sales costs; and (vi) other related overhead.

Our research and development expenses consist primarily of costs for: (i) salaries and related personnel expenses, including stock-based compensation charges, related to our engineering organization; (ii) payments to consultants; (iii) the design and development of new energy management products and enhancements to our existing energy management system; (iv) quality assurance and testing; and (v) other related overhead. We expense research and development costs as incurred.

In addition to expected increased administrative personnel costs, we expect to incur increased general and administrative expenses in connection with becoming a public company, including increased accounting, audit, legal and support services and Sarbanes-Oxley compliance fees and expenses. We also expect our sales and marketing expenses to substantially increase in the near term as we further increase the number of our sales people and sales locations and market our products, brands and trade names, including our planned expanded advertising and promotional campaign. Additionally, we expense all pre-sale costs incurred in connection with our sales process prior to obtaining a purchase order. These pre-sale costs may reduce our net income in a given period prior to recognizing any corresponding revenue. We also intend to continue to invest in our research and development of new and enhanced energy management products and services.

In fiscal 2007, we began recognizing compensation expense for the fair value of our stock option awards granted over their related vesting period using the modified prospective method of adoption under the provisions of the Statement of Financial Accounting Standards No. 123(R), Share-Based Payment. Prior to fiscal 2007, we accounted for our stock option awards under the intrinsic value method under the provisions of Accounting Principles Board Opinion (APB) No. 25, Accounting for Stock Issued to Employees, and we did not recognize the fair value expense of our stock option awards in our statements of operations, although we did report our pro forma stock option award fair value expense in the footnotes to our financial statements. We recognized $0.4 million of stock-based compensation expense in fiscal 2007 and $0.6 million in our fiscal 2008 first half. As a result of prior option grants, including option grants in fiscal 2008 through the date of this prospectus, we expect to recognize a total of $3.5 million of stock-based compensation over a weighted average period of approximately four years, including $0.6 million in the second half of fiscal 2008. These charges have been, and will continue to be, allocated to cost of product revenue, general and administrative expenses, sales and marketing expenses and research and development expenses based on the departments in which the personnel receiving such awards have primary responsibility. A substantial majority of these charges have been, and likely will continue to be, allocated to general and administrative expenses and sales and marketing expenses. See “— Critical Accounting Policies — Stock-Based Compensation” and the notes to our financial statements included elsewhere in this prospectus.

Interest Expense.  Our interest expense is comprised primarily of interest expense on outstanding borrowings under our revolving credit facility and our other long-term debt obligations described under “— Liquidity and Capital Resources — Indebtedness” below, including the amortization of previously incurred financing costs. Our interest expense also has historically included guarantee fees previously paid to our chief executive officer in connection with his guarantees of various of our debt obligations. These guarantees have been released. We amortize deferred financing costs to interest expense over the life of the related debt instrument, ranging from six to fifteen years.

Dividend and Interest Income.  Our dividend income consists of dividends paid on preferred shares that we acquired in July 2006. The terms of these preferred shares provide for annual dividend payments to us of $0.1 million. We also report interest income earned on our cash and cash equivalents. We expect our interest income to increase in fiscal 2008 as a result of our investment of the net proceeds from our recent placement of convertible subordinated notes and from this offering in short-term, interest-bearing, investment-grade securities until final application of such net proceeds.

Income Taxes.  As of March 31, 2007, we had net operating loss carryforwards of approximately $5.1 million for both federal and state tax purposes. Included in the $5.1 million loss carryforward were $3.0 million of compensation expenses that were associated with the exercise of nonqualified stock options. The benefit from our net operating losses created from these compensation expenses has not been recognized and will be accounted for in our shareholders’ equity as a credit to additional paid-in capital as the deduction reduces our income taxes payable. We also had federal and state credit carryforwards of approximately $0.3 million and $0.4 million, respectively, as of March 31, 2007. These federal and state net operating losses and credit carryforwards are available, subject to the discussion in the following paragraph, to offset future taxable income and, if not utilized, will begin to expire in varying amounts between 2016 and 2027. Our income before income tax in fiscal 2007 was $1.2 million. If we maintain this level of income before income tax in future fiscal years, we would expect to utilize our federal net operating loss carryforwards in less than six fiscal years, or over a shorter period if our income before income tax increases further. State net operating loss carryforwards would be utilized over approximately 10 fiscal years or a shorter period if our income before income taxes increases further.

Generally, a change of more than 50% in the ownership of a company’s stock, by value, over a three year period constitutes an ownership change for federal income tax purposes. An ownership change may limit a company’s ability to use its net operating loss carryforwards attributable to the period prior to such change. We believe that past issuances and transfers of our stock caused an ownership change in fiscal 2007 that may affect the timing of the use of our net operating loss carryforwards, but we do not believe the ownership change affects the use of the full amount of our net operating loss carryforwards. As a result, our ability to use our net operating loss carryforwards attributable to the period prior to such ownership change to offset taxable income will be subject to limitations in a particular year, which could potentially result in increased future tax liability for us.

A valuation allowance against our deferred tax assets as of September 30, 2007 has not been provided because we believe that it is more likely than not that our deferred tax assets will be fully realized. The factors included in this assessment were: (i) our recognition of income before taxes of $3.1 million in our fiscal 2008 first half and $1.2 million in fiscal 2007; (ii) our anticipated fiscal 2008 revenue growth due to our backlog of orders as of September 30, 2007; and (iii) our previous profitability in fiscal 2003 and 2004 that preceded our planned efforts in fiscal 2005 and 2006 to increase our manufacturing capacity and sales and marketing efforts to increase our revenue.

Our effective tax rate of 19.5% in fiscal 2007 was favorably impacted by federal research and development tax credits, as well as state income tax credits from jobs creation. These benefits were partially offset by the impact of state income taxes. We do not expect to generate state credits in fiscal 2008 and our federal research credits will decline, resulting in our effective tax rate increasing in fiscal 2008 to the federal statutory rate plus state income taxes.

Accretion of Preferred Stock and Preferred Stock Dividends.  Our accretion of redeemable preferred stock and preferred stock dividends consists of accumulated unpaid dividends on our Series A and Series C preferred stock during the periods that such shares remain outstanding. The terms of our Series C preferred stock provide for a 6% per annum cumulative dividend unless we complete a qualified initial public offering or sale. As a result, the carrying amount of our Series C preferred stock has been increased each period to reflect the accretion of accumulated unpaid dividends. The obligation to pay these accumulated unpaid dividends will be extinguished upon conversion of the Series C preferred stock because this offering will constitute a qualified initial public offering under the terms of our Series C preferred stock. The Series C preferred stock will automatically convert into common stock upon closing of this offering, and the carrying amount of our Series C preferred stock, along with accumulated unpaid dividends, will be credited to additional paid-in capital at that time. Our Series A preferred stock was issued beginning in fiscal 2000 and provided for a 12% per annum cumulative dividend. Our Series A preferred stock was converted into shares of our common stock in fiscal 2005 and fiscal 2007 as described under “— Conversion of Preferred Stock.”

Conversion of Preferred Stock.  In fiscal 2005, we offered our holders of then outstanding Series A preferred stock the opportunity to convert each of their Series A preferred shares, together with the accumulated unpaid dividends thereon and their other rights and preferences related thereto, into three shares of our common stock. Since the Series A preferred shareholders had the existing right to convert each of their Series A preferred shares into two shares of common stock, we determined that the increase in the conversion ratio from two to three shares of common stock was an inducement offer. As a result, we accounted for the value of the change in this conversion ratio as an increase to additional paid-in capital and a charge to our accumulated deficit at the time of conversion. In fiscal 2005, 648,010 outstanding Series A preferred shares were converted into shares of our common stock. The remaining 20,000 outstanding Series A preferred shares were converted into shares of our common stock on March 31, 2007. The premium amount recorded for the inducement, calculated using the number of additional common shares offered multiplied by the estimated fair market value of our common stock at the time of conversion, was $1.0 million for fiscal 2005 and $83,000 for fiscal 2007.

Participation Rights of Preferred Stock in Undistributed Earnings.  Because all series of our preferred stock participate in all undistributed earnings with the common stock, we allocated earnings to the common shareholders and participating preferred shareholders under the two-class method as required by Emerging Issues Task Force Issue No. 03-6, Participating Securities and the Two-Class Method under FASB Statement No. 128. The two-class method is an earnings allocation method under which basic net income per share is calculated for our common stock and participating preferred stock considering both accrued preferred stock dividends and participation rights in undistributed earnings as if all such earnings had been distributed during the year. Because our participating preferred stock was not contractually required to share in our losses, in applying the two-class method to compute basic net income per common share, we did not make any allocation to our preferred stock if a net loss existed or if an undistributed net loss resulted from reducing net income by the accrued preferred stock dividends. All of our preferred stock will convert automatically into common stock on a one-for-one basis upon the closing of this offering and, thereafter, we will no longer be required to allocate any undistributed earnings to our preferred shareholders.

Results of Operations

The following table sets forth the line items of our consolidated statements of operations on an absolute dollar basis and as a relative percentage of our revenue for each applicable period, together with the relative percentage change in such line item between applicable comparable periods set forth below:

	Fiscal Year Ended March 31,								Six Months Ended September 30,
	2005		2006			2007			2006		2007
		% of		% of	%		% of	%		% of		% of	%
	Amount	Revenue	Amount	Revenue	Change	Amount	Revenue	Change	Amount	Revenue	Amount	Revenue	Change
									(Unaudited)
	(dollars in thousands)

Product revenue	$19,628	90.1%	$29,993	90.1%	52.8%	$40,201	83.4%	34.0%	$17,444	85.9%	$28,752	81.9%	64.8%
Service revenue	2,155	9.9%	3,287	9.9%	52.6%	7,982	16.6%	142.8%	2,867	14.1%	6,374	18.1%	122.3%

Total revenue	21,783	100.0%	33,280	100.0%	52.8%	48,183	100.0%	44.8%	20,311	100.0%	35,126	100.0%	72.9%
Cost of product revenue	12,099	55.5%	20,225	60.8%	67.2%	26,511	55.0%	31.1%	11,422	56.2%	18,821	53.6%	64.8%
Cost of service revenue	1,944	8.9%	2,299	6.9%	18.3%	5,976	12.4%	159.9%	2,211	10.9%	4,381	12.5%	98.1%

Total cost of revenue	14,043	64.5%	22,524	67.7%	60.4%	32,487	67.4%	44.2%	13,633	67.1%	23,202	66.1%	70.2%

Gross profit	7,740	35.5%	10,756	32.3%	39.0%	15,696	32.6%	45.9%	6,678	32.9%	11,924	33.9%	78.6%
General and administrative expenses	3,461	15.9%	4,875	14.6%	40.9%	6,162	12.8%	26.4%	2,605	12.8%	3,478	9.9%	33.5%
Sales and marketing expenses	5,416	24.9%	5,991	18.0%	10.6%	6,459	13.4%	7.8%	3,126	15.4%	4,049	11.5%	29.5%
Research and development expenses	213	1.0%	1,171	3.5%	449.8%	1,078	2.2%	(7.9)%	440	2.2%	880	2.5%	100.0%

Income (loss) from operations	(1,350)	(6.2)%	(1,281)	(3.8)%	5.1%	1,997	4.1%	NM	507	2.5%	3,517	10.0%	593.7%
Interest expense	570	2.6%	1,051	3.2%	84.4%	1,044	2.2%	(0.7)%	513	2.5%	624	1.8%	21.6%
Dividend and interest income	3	0.0%	5	0.0%	66.7%	201	0.4%	NM	12	0.0%	194	0.6%	NM
Income (loss) before income tax and cumulative effect of change in accounting principle	(1,917)	(8.8)%	(2,327)	(7.0)%	(21.4)%	1,154	2.4%	NM	6	0.0%	3,087	8.8%	NM
Income tax expense (benefit)	(702)	(3.2)%	(762)	(2.3)%	(8.5)%	225	0.5%	NM	1	0.0%	1,286	3.7%	NM

Income (loss) before cumulative change in accounting principle	(1,215)	(5.6)%	(1,565)	(4.7)%	(28.8)%	929	1.9%	NM	5	0.0%	1,801	5.1%	NM
Cumulative effect of change in accounting principle, net of tax	(57)	(0.3)%	—	0.0%	NM	—	0.0%	0.0%	—	0.0%	—	0.0%	0.0%

Net income (loss)	(1,272)	(5.8)%	(1,565)	(4.7)%	(23.0)%	929	1.9%	NM	5	0.0%	1,801	5.1%	NM
Accretion of redeemable preferred stock and preferred stock dividends	(104)	(0.5)%	(3)	(0.0)%	97.1%	(201)	(0.4)%	NM	(46)	(0.2)%	(150)	(0.4)%	(226.1)%
Conversion of preferred stock	(972)	(4.5)%	—	0.0%	NM	(83)	(0.2)%	NM	—	0.0%	—	0.0%	0.0%
Participation rights of preferred stock in undistributed earnings	—	0.0%	—	0.0%	0.0%	(205)	(0.4)%	NM	—	0.0%	(511)	(1.5)%	NM

Net income (loss) attributable to common shareholders	$(2,348)	(10.8)%	$(1,568)	(4.7)%	33.2%	$440	0.9%	NM	$(41)	(0.2)%	$1,140	3.2%	NM

NM =	Not meaningful

Six Months Ended September 30, 2007 Compared to Six Months Ended September 30, 2006

Revenue.  Our product revenue and service revenue each increased for our fiscal 2008 first half from our fiscal 2007 first half primarily as a result of increased sales of our HIF lighting systems and related services. The relative increase in our service revenue was also the result of our increased emphasis on achieving higher billing rates for our services. As of September 30, 2007, we had a backlog of firm purchase orders of approximately $11.0 million, compared to approximately $10.1 million as of March 31, 2007. We generally expect this level of firm purchase order backlog to be converted into revenue within the following quarter. Principally as a result of the continued shortening of our customer sales cycles, a comparison of backlog from period to period is not necessarily meaningful and may not be indicative of actual revenue recognized in future periods.

Cost of Revenue.  Our total cost of product and services revenue increased for our fiscal 2008 first half compared to our fiscal 2007 first half principally because of our higher sales volumes, as well as increased production personnel costs as we increased the number of our production employees to support our sales growth.

Gross Margin.  Our gross profit increased for our fiscal 2008 first half from our fiscal 2007 first half as a result of our increased total revenue. Our gross margin increased for our fiscal 2008 first half from our fiscal 2007 first half as a result of our increased higher gross margin service revenue, reduced headcount due to production efficiency improvements, and volume rebates on raw material purchases.

Operating Expenses

General and Administrative.  Our general and administrative expenses increased for our fiscal 2008 first half from our fiscal 2007 first half on an absolute dollar basis principally as a result of: (i) increased travel expenses and compensation costs related to hiring additional employees in our accounting and administration departments; (ii) additional legal expenses; and (iii) increased consulting costs for technology, audit and tax support. We also incurred increased stock-based compensation expenses. As a percentage of total revenue, our general and administrative expenses decreased as our revenue growth exceeded growth in our general and administrative expenses.

Sales and Marketing.  Our sales and marketing expenses increased for our fiscal 2008 first half compared to our fiscal 2007 first half on an absolute dollar basis primarily as a result of increased employee compensation and commission expenses resulting from our hiring additional sales personnel and our payment of higher sales commissions in conjunction with our increased sales volume. Travel expenses increased in support of generating our revenue growth. Our marketing costs increased as a result of our efforts to increase our brand awareness and participation in national trade shows. We also incurred increased stock-based compensation expenses. As a percentage of total revenue, our sales and marketing expenses decreased as a result of our revenue growth and improved efficiencies from better executing our sales process.

Research and Development.  Our research and development expenses increased for our fiscal 2008 first half from our fiscal 2007 first half on an absolute dollar basis and as a percentage of total revenue as a result of increased employee compensation costs and increased engineering and consulting expenses.

Interest Expense.  Our interest expense increased for our fiscal 2008 first half from our fiscal 2007 first half as a result of interest expense from our convertible note.

Dividend and Interest Income.  Dividend and interest income increased for our fiscal 2008 first half from our fiscal 2007 first half due to interest income earned on the invested proceeds from the issuance of our $10.6 million of 6% convertible subordinated notes and dividends from our preferred stock investment completed in the second quarter of fiscal 2007.

Income Taxes.  Our income tax expense increased for our fiscal 2008 first half compared to our fiscal 2007 first half due to our increased profitability and because of our utilization in our fiscal 2007 first half of state job tax and federal research credits. Our effective income tax rate for our fiscal 2008 first half was 41.7% compared to 19.4% for our fiscal 2007 first half.

Accretion of Preferred Stock and Preferred Stock Dividends.  We recognized accretion of accumulated unpaid dividends on our Series C redeemable preferred stock during our fiscal 2008 first half. We did not accrete Series C dividends in our fiscal 2007 first half until we completed our Series C preferred stock placement in the second quarter of fiscal 2007.

Fiscal Year Ended March 31, 2007 Compared to Fiscal Year Ended March 31, 2006

Revenue.  Our fiscal 2007 total revenue increased from our fiscal 2006 total revenue primarily as a result of increased sales of our HIF lighting systems and related services, including a substantial increase in our retrofit project sales to multiple location large commercial and industrial end users as we began to recognize the benefits of our sales process. The relative increase in our service revenue in fiscal 2007 was the result of our emphasis on increasing our relative level of billing rates for our services.

Cost of Revenue.  Our fiscal 2007 total cost of revenue increased from fiscal 2006 primarily due to our higher sales volume.

Gross Margin.  Our gross profit increased in fiscal 2007 from fiscal 2006 as a result of our increased total revenue. Our fiscal 2007 gross margin was positively impacted by an improved mix of higher margin retrofit projects and improved project pricing, especially as a result of our increased billing realization on our services. Additionally, in fiscal 2007, our gross margin benefited from our improved leveraging of our manufacturing facility and related fixed operating costs and implementing manufacturing process improvements.

Operating Expenses

General and Administrative.  Our general and administrative expenses increased in fiscal 2007 from fiscal 2006 on an absolute dollar basis primarily due to increased compensation and travel expenses related to hiring additional employees and initiating technology improvement consulting projects. Our fiscal 2007 general and administrative costs included a $0.2 million non-cash charge for stock-based compensation expenses as a result of our April 1, 2006 adoption of SFAS 123(R). As a percentage of total revenue, our general and administrative expenses decreased as our revenue growth exceeded growth in our general and administrative expenses.

Sales and Marketing.  Our sales and marketing expenses increased in fiscal 2007 compared to fiscal 2006 on an absolute dollar basis as a result of increased marketing costs associated with our advertising and promotional campaigns. These increased marketing costs were partially offset by decreased employee compensation and commission expenses resulting from the streamlining of our internal sales force. Our fiscal 2007 sales and marketing expenses included a $0.2 million non-cash charge for stock-based compensation expenses as a result of our adoption of SFAS 123(R). As a percentage of total revenue, our sales and marketing expenses decreased in fiscal 2007 compared to fiscal 2006 as a result of our increased revenue and improved efficiencies from better execution of our sales process.

Research and Development.  Our research and development expenses in fiscal 2007 decreased from fiscal 2006 on an absolute dollar basis primarily due to the termination of a consulting agreement with a third party developer. As a percentage of total revenue, our research and development expenses decreased as a result of our decreased expenses and increased revenue.

Interest Expense.  Our interest expense in fiscal 2007 was comparable to fiscal 2006 due to our retirement of long-term debt obligations, offset by increased revolving credit facility borrowings.

Dividend and Interest Income.  We began receiving dividend income in fiscal 2007 related to our July 2006 preferred stock investment. We did not receive dividend income prior to fiscal 2007 and our interest income in 2007 was not material.

Income Taxes.  As a result of our profitability in fiscal 2007 compared to our net loss in fiscal 2006, we recognized an income tax expense in fiscal 2007 compared to an income tax benefit in fiscal 2006. Our effective tax rate was 19.5% in fiscal 2007 compared to a negative 32.7% in fiscal 2006. Our effective tax rate in fiscal 2007 was favorably impacted by federal research and development tax credits, as well as state income tax credits from jobs creation. These benefits were partially offset by the impact of state income taxes.

Accretion of Preferred Stock and Preferred Stock Dividends.  We recognized the accretion of accumulated unpaid dividends on our Series C redeemable preferred stock in fiscal 2007 from our issuance date in the second quarter of fiscal 2007. We did not recognize accretion on our Series C preferred stock prior to fiscal 2007. We recognized a nominal amount of accumulated unpaid dividends on our remaining 20,000 outstanding shares of Series A preferred stock in both fiscal 2007 and 2006.

Conversion of Preferred Stock.  In fiscal 2007, we recognized the estimated fair market value of the premium paid to holders of Series A preferred shares upon the induced conversion into shares of our common stock. There were no conversions of Series A preferred shares in fiscal 2006.

Fiscal Year Ended March 31, 2006 Compared to Fiscal Year Ended March 31, 2005

Revenue.  Our total revenue increased in fiscal 2006 from fiscal 2005 principally because of an increase in our sales to direct end user customers, which constituted the substantial majority of our total revenue in each fiscal year. We also recognized significant increases in our wholesale sales. Service revenue in each fiscal year was only approximately 10% of our total revenue.

Cost of Revenue.  Our total cost of revenue increased in fiscal 2006 from fiscal 2005 primarily as a result of our increased total revenue.

Gross Margin.  Our gross profit increased in fiscal 2006 from fiscal 2005 as a result of our increased total revenue. Our gross margin for fiscal 2006 decreased from fiscal 2005 primarily due to our increased volume of large multiple facility retrofit projects for national customers that included lower billing realization for our services. Our fiscal 2006 gross margin was also negatively impacted by a full fiscal year of recognizing facility costs relating to our manufacturing facility that we purchased in early fiscal 2005. In fiscal 2006, we also incurred $0.7 million of warranty charges, which further negatively impacted our fiscal 2006 gross margin.

Operating Expenses

General and Administrative.  Our general and administrative expenses increased in fiscal 2006 compared to fiscal 2005 on an absolute dollar basis primarily as the result of a significant increase in compensation expense related to our hiring additional employees. We also recognized (i) $0.5 million of additional compensation expense in fiscal 2006 in connection with a director’s exercise of stock options through the issuance of a recourse promissory note with a below market interest rate and (ii) $0.2 million of expense in fiscal 2006 in connection with the loss on the sale of an asset. As a percentage of total revenue, our general and administrative expenses decreased in fiscal 2006 compared to fiscal 2005 because our revenue growth exceeded the growth in our general and administrative expenses.

Sales and Marketing.  Our sales and marketing expenses increased in fiscal 2006 compared to fiscal 2005 on an absolute dollar basis because of an increase in our employee compensation and commission expenses due to additions to our sales force. As a percentage of total revenue, our sales and marketing expenses decreased in fiscal 2006 compared to fiscal 2005, reflecting our increased revenue and the leveraging of our sales force over a significantly greater revenue base.

Research and Development.  Our research and development expenses for fiscal 2006 increased compared to fiscal 2005 on an absolute dollar basis, primarily due to additional employee costs for product design and engineering, consulting costs incurred to research new markets and product testing. As a percentage of total revenue, our research and development expenses decreased in fiscal 2006 compared to fiscal 2005 as our revenue growth exceeded the growth in our research and development expenses.

Interest Expense.  Our interest expense increased in fiscal 2006 from fiscal 2005 due to increased borrowings under our revolving credit facility.

Income Taxes.  We recognized an income tax benefit in both fiscal 2006 and 2005 as a result of our loss before income tax in each fiscal year.

Accretion of Preferred Stock Dividends.  Our accretion of accumulated unpaid dividends on our Series A preferred stock decreased significantly in fiscal 2006 from fiscal 2005 as a result of the induced conversion in fiscal 2005 of a substantial majority of our then outstanding Series A preferred stock into shares of our common stock.

Conversion of Preferred Stock.  No Series A preferred shares were converted into common shares in fiscal 2006. In fiscal 2005, we recognized $1.0 million in the estimated fair market value of the premium paid to holders of Series A preferred shares upon the induced conversion into shares of our common stock.

Quarterly Results of Operations

The following tables present our unaudited quarterly results of operations for the last ten fiscal quarters in the period ended September 30, 2007 (i) on an absolute dollar basis (in thousands) and (ii) as a percentage of total revenue for the applicable fiscal quarter. You should read the following tables in conjunction with our consolidated financial statements and related notes contained elsewhere in this prospectus. In our opinion, the unaudited financial information presented below has been prepared on the same basis as our audited consolidated financial statements, and includes all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of our operating results for the fiscal quarters presented. Operating results for any fiscal quarter are not necessarily indicative of the results for any future fiscal quarters or for a full fiscal year.

	For the Three Months Ended
	June 30,	Sept. 30,	Dec. 31,	Mar. 31,	June 30,	Sept. 30,	Dec. 31,	Mar. 31,	June 30,	Sept. 30,
	2005	2005	2005	2006	2006	2006	2006	2007	2007	2007
	(in thousands, unaudited)

Product revenue	$4,706	$6,959	$7,947	$10,381	$8,688	$8,756	$11,256	$11,501	$14,505	$14,247
Service revenue	298	1,025	951	1,013	992	1,875	2,307	2,808	2,216	4,158

Total revenue	5,004	7,984	8,898	11,394	9,680	10,631	13,563	14,309	16,721	18,405
Cost of product revenue	3,568	4,811	4,963	6,883	5,459	5,963	7,419	7,671	9,446	9,375
Cost of service revenue	231	698	796	574	796	1,415	1,781	1,983	1,672	2,709

Total cost of revenue	3,799	5,509	5,759	7,457	6,255	7,378	9,200	9,654	11,118	12,084

Gross profit	1,205	2,475	3,139	3,937	3,425	3,253	4,363	4,655	5,603	6,321
General and administrative expenses	966	1,100	1,509	1,300	1,269	1,336	1,614	1,943	1,571	1,907
Sales and marketing expenses	1,690	1,376	1,369	1,556	1,518	1,608	1,551	1,782	2,111	1,938
Research and development expenses	239	330	269	333	211	229	257	381	437	443

Income (loss) from operations	(1,690)	(331)	(8)	748	427	80	941	549	1,484	2,033
Interest expense	215	228	376	232	253	260	261	270	295	329
Dividend and interest income	—	—	1	4	1	11	16	173	40	154
Income (loss) before income tax	(1,905)	(559)	(383)	520	175	(169)	696	452	1,229	1,858
Income tax expense (benefit)	(623)	(183)	(126)	170	34	(33)	136	88	481	805

Net income (loss)	(1,282)	(376)	(257)	350	141	(136)	560	364	748	1,053
Accretion of redeemable preferred stock and preferred stock dividends	—	(1)	(1)	(1)	(1)	(45)	(79)	(76)	(75)	(75)
Conversion of preferred stock	—	—	—	—	—	—	—	(83)	—	—
Participation rights of preferred stock in undistributed earnings	—	—	—	(79)	(35)	—	(168)	(71)	(219)	(292)

Net income (loss) attributable to common shareholders	$(1,282)	$(377)	$(258)	$270	$105	$(181)	$313	$134	$454	$686

	For the Three Months Ended
	June 30,	Sept. 30,	Dec. 31,	Mar. 31,	June 30,	Sept. 30,	Dec. 31,	Mar. 31,	June 30,	Sept. 30,
	2005	2005	2005	2006	2006	2006	2006	2007	2007	2007
	(Unaudited)

Product revenue	94.0%	87.2%	89.3%	91.1%	89.8%	82.4%	83.0%	80.4%	86.7%	77.4%
Service revenue	6.0%	12.8%	10.7%	8.9%	10.2%	17.6%	17.0%	19.6%	13.3%	22.6%

Total revenue	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of product revenue	71.3%	60.3%	55.8%	60.4%	56.4%	56.1%	54.7%	53.6%	56.5%	50.9%
Cost of service revenue	4.6%	8.7%	8.9%	5.0%	8.2%	13.3%	13.1%	13.8%	10.0%	14.8%

Total cost of revenue	75.9%	69.0%	64.7%	65.4%	64.6%	69.4%	67.8%	67.4%	66.5%	65.7%

Gross margin	24.1%	31.0%	35.3%	34.6%	35.4%	30.6%	32.2%	32.6%	33.5%	34.3%
General and administrative expenses	19.3%	13.8%	17.0%	11.4%	13.1%	12.6%	11.9%	13.6%	9.4%	10.4%
Sales and marketing expenses	33.8%	17.2%	15.4%	13.7%	15.7%	15.1%	11.4%	12.5%	12.6%	10.5%
Research and development expenses	4.8%	4.1%	3.0%	2.9%	2.2%	2.1%	1.9%	2.7%	2.6%	2.4%

Income (loss) from operations	(33.8)%	(4.1)%	(0.1)%	6.6%	4.4%	0.8%	6.9%	3.8%	8.9%	11.0%
Interest expense	4.3%	2.9%	4.2%	2.0%	2.6%	2.4%	1.9%	1.8%	1.7%	1.8%
Dividend and interest income	—	—	0.0%	0.0%	0.0%	0.0%	0.1%	1.2%	0.2%	0.9%
Income (loss) before income tax	(38.1)%	(7.0)%	(4.3)%	4.6%	1.8%	(1.6)%	5.1%	3.2%	7.4%	10.1%
Income tax expense (benefit)	(12.5)%	(2.3)%	(1.4)%	1.5%	0.3%	(0.3)%	1.0%	0.7%	2.9%	4.4%

Net income (loss)	(25.6)%	(4.7)%	(2.9)%	3.1%	1.5%	(1.3)%	4.1%	2.5%	4.5%	5.7%
Accretion of redeemable preferred stock and preferred stock dividends	—	(0.0)%	(0.0)%	(0.0)%	(0.0)%	(0.4)%	(0.6)%	(0.5)%	(0.5)%	(0.4)%
Conversion of preferred stock	—	—	—	—	—	—	—	(0.6)%	—	—
Participation rights of preferred stock in undistributed earnings	—	—	—	(0.7)%	(0.4)%	—	(1.2)%	(0.5)%	(1.3)%	(1.6)%

Net income (loss) attributable to common shareholders	(25.6)%	(4.7)%	(2.9)%	2.4%	1.1%	(1.7)%	2.3%	0.9%	2.7%	3.7%

Our total revenue can fluctuate from quarter to quarter depending on the purchasing decisions of our customers and our overall level of sales activity. Historically, our customers have tended to increase their purchases near the beginning or end of their capital budget cycles, which tend to correspond to the beginning or end of the calendar year. As a result, we have in the past experienced lower relative total revenue in our fiscal first and second quarters and higher relative total revenue in our fiscal third and fourth quarters. These seasonal fluctuations have been largely offset by our customers’ decisions to initiate multiple facility roll-outs. We expect that there may be future variations in our quarterly total revenue depending on our level of national account roll-out projects and wholesale sales. Our results for any particular fiscal quarter may not be indicative of results for other fiscal quarters or an entire fiscal year.

We experienced a higher than normal gross margin in our fiscal 2007 first quarter due to several large projects completed at higher margins in that quarter as compared to our historical patterns. In our fiscal 2006 third quarter, we experienced higher than normal (i) interest expense due to transaction costs associated with our restructuring certain long-term debt obligations as part of obtaining our revolving credit facility and (ii) general and administrative expenses resulting from the $0.5 million of compensation expense recognized from our director’s exercise of a stock option with a below market interest rate promissory note.

Liquidity and Capital Resources

Overview

We have historically funded our operations and capital expenditures primarily through issuances of an aggregate of $5.4 million common stock, an aggregate of $10.8 million of preferred stock and borrowings under our revolving credit facility and the other debt instruments and obligations described under “— Indebtedness” below. We applied the net proceeds from these offerings and borrowings to fund (i) our operations and capital expenditures as well as our product development and research capabilities; (ii) the purchase of our manufacturing facility and related investments in equipment and personnel; and (iii) expenses relating to the development of our management, sales and marketing teams.

On August 3, 2007, we completed a placement of $10.6 million of 6% convertible subordinated notes with an indirect affiliate of GEEFS, Clean Technology and affiliates of Capvest. We intend to use the net proceeds of this placement to (i) finance our growing need for additional working capital to support our anticipated revenue growth; (ii) further expand our national customer account relationships, sales and marketing force and production and distribution capabilities; and (iii) enhance our liquidity and reduce our dependency on obtaining additional debt financing.

We intend to use the net proceeds of this offering for working capital and general corporate purposes, including to fund potential future acquisitions. As of the date of this prospectus, we have no current purchase agreement, commitment or understanding regarding any specific acquisition. Pending the final application of the net proceeds of our convertible note placement and this offering, we intend to invest these net proceeds in short-term, interest-bearing, investment-grade securities. See “Use of Proceeds.”

Cash Flows

The following table summarizes our cash flows for our fiscal 2005, fiscal 2006 and fiscal 2007 and for our fiscal 2007 and 2008 halves:

	Fiscal Year Ended March 31,			Six Months Ended September 30,
	2005	2006	2007	2006	2007
				(Unaudited)
	(in thousands)

Operating activities	$(863)	$(3,401)	$(6,234)	$(3,949)	$1,869
Investing activities	(5,888)	(162)	(969)	(318)	(4,844)
Financing activities	7,137	4,159	6,399	3,760	9,554

Increase (decrease) in cash and cash equivalents	$386	$596	$(804)	$(507)	$6,579

Cash Flows Related to Operating Activities.  Cash provided from operating activities was $1.9 million for our fiscal 2008 first half compared to cash used of $3.9 million for our fiscal 2007 first half. The $5.8 million change was primarily due to increased net income and a $3.4 million change in net working capital. The net working capital change was due to increased payables related to increased inventory purchases to support our revenue growth and our increased use of installation service vendors.

Cash used in operating activities was $6.2 million, $3.4 million, and $0.9 million for fiscal 2007, fiscal 2006 and fiscal 2005, respectively. The $2.8 million increase in cash used in operating activities in fiscal 2007 compared to fiscal 2006 resulted primarily from an increase in our net working capital of $5.9 million to support our revenue and order backlog growth, partially offset by our change from a net loss of $1.6 million in fiscal 2006 to net income of $0.9 million in fiscal 2007. Cash used in our operating activities for fiscal 2006 increased $2.5 million compared to fiscal 2005. This increase was due to an increase of $3.3 million in our net working capital to fund increased inventory levels required to support our revenue growth.

Cash Flows Related to Investing Activities.  Cash used in investing activities was $4.8 million for our fiscal 2008 first half compared to $0.3 million for our fiscal 2007 first half. This increase was due to $3.9 million invested in government agency bonds, purchases of processing equipment for capacity and cost improvement measures and the continued development of our intellectual property.

Cash used in investing activities was $1.0 million, $0.2 million, and $5.9 million for fiscal 2007, fiscal 2006 and fiscal 2005, respectively. Our principal cash investments were for purchases of real property and processing equipment, improvements to our facility and continued development of our intellectual property. In fiscal 2007, we invested $1.1 million to improve our facility infrastructure, purchase technology assets, and purchase operating equipment and tooling as a result of our production design changes, offset by proceeds of $0.3 million from an asset sale. In fiscal 2006, we invested $0.9 million to increase our manufacturing capacity, offset by proceeds of $0.7 million from an asset sale. In fiscal 2005, we invested $5.8 million to acquire our manufacturing facility and purchase new equipment to increase our manufacturing and distribution capacities and to transition from outsourcing our manufactured components to internally manufacturing these components.

Cash Flows Related to Financing Activities.  Cash provided by financing activities was $9.6 million for our fiscal 2008 first half compared to $3.8 million for our fiscal 2007 first half. This increase in cash provided was due to $10.6 million of gross proceeds raised from the issuance of our convertible notes and $1.3 million of stock option and warrant exercises that occurred in the first half of fiscal 2008 as compared to the $5.0 million of gross proceeds from Series C redeemable preferred stock issued in the first half of fiscal 2007.

Cash flows provided by financing activities in fiscal 2007 were $6.4 million, primarily consisting of: (i) the sale of our Series C preferred stock, resulting in net proceeds of $4.8 million; (ii) the exercise of common stock options, resulting in net proceeds of $0.8 million; (iii) the sale of our Series B preferred stock, resulting in net proceeds of $0.4 million; (iv) borrowings under our revolving credit agreement, resulting in net proceeds of $1.2 million; and (v) the impact of deferred taxes on our stock-based compensation, resulting in a tax benefit of $0.4 million. These cash flows were partially offset by $1.2 million of long-term debt repayments.

Cash flows provided by financing activities in fiscal 2006 were $4.2 million, primarily consisting of: (i) the sale of our Series B preferred stock, resulting in net proceeds of $1.5 million; (ii) borrowings under our revolving credit facility, resulting in proceeds of $4.9 million, net of financing costs of $0.1 million to secure our revolving credit facility; (iii) the exercise of common stock options and collection of shareholder notes, resulting in net proceeds of $0.2 million; and (iv) debt proceeds used to finance capital assets, resulting in net proceeds of $0.1 million. These cash flows were partially offset by $2.5 million of long-term debt repayments.

Cash flows provided by financing activities in fiscal 2005 were $7.1 million, primarily consisting of: (i) the sale of our Series B preferred stock, resulting in net proceeds of $3.9 million; (ii) debt proceeds used for the acquisition of our manufacturing facility and equipment and to retire prior long-term debt, resulting in net proceeds of $10.1 million; and (iii) the exercise of common stock options and collection of shareholder notes, resulting in net proceeds of $0.1 million. These cash flows were partially offset by payments to retire long-term debt of $5.9 million and $0.3 million to repurchase treasury shares.

Working Capital

Our net working capital as of September 30, 2007 was $26.2 million, consisting of $43.7 million in current assets and $17.5 million in current liabilities. Our net working capital as of March 31, 2007 was $14.1 million, consisting of $22.6 million in current assets and $8.5 million in current liabilities. Our working capital changes in our fiscal 2008 first half were due to an increase of $10.5 million in cash equivalents and short-term investment due to the net proceeds from our convertible note issuance, an increase of $2.3 million in accounts receivable as a result of revenue growth, a $6.2 million increase in inventories required to support our current backlog, a $7.6 million increase in accounts payable resulting from additional inventory purchases and a $1.4 million increase in accrued expenses for service costs accrued as a result of increasing installation service revenue. We expect to continue to increase our inventories of raw materials and components to support our anticipated increase in sales volumes and to reduce our risk of unexpected raw material or component shortages or supply interruptions. We attempt to maintain a two month supply of on-hand inventory of purchased components and raw materials to meet anticipated demand. We also expect that our accounts receivable and payables will continue to increase as a result of our anticipated revenue growth and increased inventory levels. We had available borrowing capacity under our revolving credit facility of $8.7 million as of September 30, 2007, based upon our revolving credit facility borrowing base formula described below. The net proceeds of this offering will help support our ongoing working capital needs. Pending final application, these net proceeds will be invested in short-term, interest-bearing, investment-grade securities. See “Use of Proceeds.”

We believe that our existing cash and cash equivalents, our anticipated cash flows from operating activities, our borrowing capacity under our revolving credit facility and the net proceeds from our recent convertible subordinated note placement and this offering will be sufficient to meet our anticipated cash needs for at least the remainder of fiscal 2008. Our future working capital requirements for the remainder of fiscal 2008 and thereafter on a longer-term basis will depend on many factors, including the rate of our anticipated revenue growth, our introduction of new products and services and enhancements to our existing energy management system, the timing and extent of our planned expansion of our sales force and other administrative and production personnel, the timing and extent of our planned advertising and promotional campaign, and our research and development activities. To the extent that our cash and cash equivalents, cash flows from operating activities and net proceeds from our recent convertible subordinated note placement and this offering are insufficient to fund our future activities, we may need to raise additional funds through additional public or private equity or debt financings. We also may need to raise additional funds in the event we decide to acquire product lines, businesses or technologies. In the event additional funding is required, we may not be able to obtain the financing on terms acceptable to us, or at all.

Indebtedness

On December 22, 2005, we entered into a credit and security agreement, as amended, with Wells Fargo Bank, N.A. to provide us with up to $25.0 million of financing to fund our working capital requirements. Availability under this revolving credit facility is subject to a borrowing base that is calculated as a percentage of eligible accounts receivable and eligible inventory, less certain collateral or business valuation reserves and reserves for certain other credit exposures. As of September 30, 2007, there were $4.7 million of borrowings outstanding under our revolving credit facility, and our borrowing availability was $8.7 million. This revolving credit facility matures in December 2008. Borrowings under this revolving credit facility bear interest at prime plus 1.0% per annum, plus annual fees and minimum monthly interest costs, if applicable. Borrowings under this revolving credit facility are secured by a first priority security interest in our accounts receivable, inventory and intangible assets. Our revolving credit facility contains customary financial and restrictive covenants, including minimum net worth requirements; minimum net income requirements; restrictions on capital expenditures over $4.0 million in the aggregate per year; and restrictions on our ability to incur indebtedness, create liens, guaranty obligations, make loans or advances, invest or acquire interests in other persons or companies, pay dividends or make other shareholder distributions. We were in compliance with all covenants under our revolving credit facility as of September 30, 2007.

We were not in compliance with our minimum net income covenant under our revolving credit facility as of December 31, 2006. This covenant was initially established when we first entered into our revolving credit facility in December 2005, which was prior to our realizing sustained profitability and prior to the issuance of our Series C preferred stock. Certain operational issues contributed to that default, including reduced gross margins, in part resulting from increased warranty expense; higher general and administrative and sales and marketing expenses relating to sales and marketing initiatives; and certain one-time losses on disposal of assets. As a result of this noncompliance, we obtained amendments to our revolving credit facility to reduce net income and net worth covenant requirements going forward and to waive the default described above. We received such amendments and waivers in March 2007 without any additional borrowing cost to us or the addition of any restrictive covenants. We undertook various efforts to address these operational issues, including focus on increased margins through a higher realization rate on our billable services and increased utilization of our manufacturing facility. We have subsequently remained in compliance with our covenants under our revolving credit facility.

In addition to our revolving credit facility, we also have other existing long-term indebtedness and obligations under various debt instruments and capital lease obligations, including pursuant to a bank term note, a bank first mortgage, a debenture to a community development organization, a federal block grant loan, a city industrial revolving loan and various capital leases and equipment purchase notes. As of September 30, 2007, the total amount of principal outstanding on these various obligations was $4.9 million. These obligations have varying maturity dates between 2010 and 2024 and bear interest at annual rates of between 2.0% and 16.2%. The weighted average annual interest rate of such obligations as of September 30, 2007 was 7.7%. Based on interest rates in effect as of September 30, 2007, we expect that our total debt service payments on such obligations for fiscal 2008, including scheduled principal, lease and interest payments, will approximate $1.0 million. All of these obligations are subject to security interests on our assets. Several of these obligations have covenants, such as customary financial and restrictive covenants, including maintenance of a minimum debt service coverage ratio; a minimum current ratio; minimum net worth requirements; limitations on executive compensation and advances; limits on capital expenditures over $4.0 million in the aggregate per year; limits on distributions; and restrictions on our ability to make loans, advances, extensions of credit, investments, capital contributions, incur additional indebtedness, create liens, guaranty obligations, merge or consolidate or undergo a change in control. As of September 30, 2007, we were in compliance with all such covenants, as amended.

On August 3, 2007, we completed a placement of $10.6 million of 6% convertible subordinated notes with an indirect affiliate of GEEFS, Clean Technology and affiliates of Capvest. Interest on these notes until they are repaid or converted into our common stock is payable quarterly in arrears at the annual rate of 6%. The convertible notes mature in August 2012. See “Description of Capital Stock” for a detailed description of the terms of our Convertible Notes and our common stock.

Capital Spending

We expect to incur approximately $2.0 million in capital expenditures during the second half of fiscal 2008 to begin initial planning and development of our new technology center and the expansion of our administrative offices at our manufacturing facility, as well as to add production equipment to increase our production capacity and to further develop our internal capacity to perform certain processes currently performed by our suppliers. We expect to finance the production equipment expenditures primarily through equipment secured loans and leases, to the extent needed, and by using our available capacity under our revolving credit facility.

Contractual Obligations

Information regarding our known contractual obligations of the types described below as of March 31, 2007 is set forth in the following table:

	Payments Due By Period
		Less than			More than
	Total	1 Year	1-3 Years	3-5 Years	5 Years
	(in thousands)

Debt and capital leases, including interest(1)(2)	$13,524	$1,290	$8,186	$1,346	$2,702
Operating leases	1,503	853	412	238	—
Non-cancellable purchase commitments(3)	3,021	3,021	—	—	—

Total	$18,048	$5,164	$8,598	$1,584	$2,702

(1)	Does not include any payment amounts under our 6% convertible subordinated notes issued on August 3, 2007, which notes will convert automatically upon the closing of this offering into shares of our common stock. See “Description of Capital Stock.”

(2)	Debt and capital leases includes fixed contractual interest payments by period of $554,000 (less than 1 year); $667,000 (1-3 years); $346,000 (3-5) years); and $618,000 (more than 5 years).

(3)	Reflects non-cancellable purchase commitments for certain inventory items and capital expenditure commitments entered into in order to secure better pricing and ensure materials on hand.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements.

Internal Control Over Financial Reporting

In connection with the audit of our fiscal 2006 and 2005 consolidated financial statements, our independent registered public accounting firm identified certain significant deficiencies and material weaknesses in our internal control over financial reporting. In connection with the audit of our fiscal 2007 consolidated financial statements, our independent registered public accounting firm identified certain significant deficiencies in our internal control over financial reporting. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects a company’s ability to initiate, authorize, record, process or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the company’s financial statements that is more than inconsequential will not be prevented or detected by the company’s internal control. A material weakness is a control deficiency, or a combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.

The following significant deficiencies were identified in connection with the audit of our fiscal 2007 consolidated financial statements: (i) our lack of segregation of certain key duties; (ii) our policies, procedures, documentation and reporting of our equity transactions; (iii) our lack of certain documented accounting policies and procedures to clearly communicate the standards of how transactions should be recorded or handled; (iv) our controls in the area of information technology, especially regarding change control and restricted access; (v) our lack of a formal disaster recovery plan; (vi) our need for enhanced restrictions on user access to certain of our software programs; (vii) the necessity for us to implement an enhanced project tracking/deferred revenue accounting system to recognize the complexities of our business processes and, ultimately, the recognition of revenue and deferred revenue; (viii) our lack of a process for determining whether a lease should be accounted for as a capital or operating lease; (ix) our need for a formalized action plan to understand all of our existing tax liabilities (and opportunities) and properly account for them; and (x) our need for improved financial statement closing and reporting processes.

A number of these significant deficiencies identified in connection with the audit of our fiscal 2007 consolidated financial statements were previously identified as material weaknesses or significant deficiencies in connection with the audit of our fiscal 2006 and 2005 consolidated financial statements, including numbers (i), (ii), (v), (vii), (x) in the foregoing paragraph.

In connection with the filing of the registration statement of which this prospectus is a part, we identified certain errors in our prior year consolidated financial statements. These errors related to accounting for the induced conversion of our Series A preferred stock in fiscal 2005 and fiscal 2007 and for the exercise of a stock option through the issuance of a full recourse promissory note in fiscal 2006 that we subsequently determined was issued at a below market interest rate. These errors resulted in the restatement of our previously issued fiscal 2006 and 2007 consolidated financial statements. Specifically, prior to fiscal 2006, we offered our Series A preferred shareholders the opportunity to exchange each share of their Series A preferred stock for three shares of our common stock instead of the two shares of our common stock to which they were otherwise entitled. We had previously reported this transaction as a reclassification to paid-in capital for the historical carrying value of the Series A preferred stock at the time of conversion. We subsequently determined that we had incorrectly applied accounting principles generally accepted in the United States to these conversions because, under the guidance provided in Statement of Financial Accounting Standards No. 84, Induced Conversions of Convertible Debt (SFAS 84), the fair value of the inducement offer should have been accounted for as an increase to common stock and a charge to accumulated deficit at the time of conversion. We determined the fair values of the inducement offers in fiscal 2005 and fiscal 2007 to be $972,000 and $83,000, respectively. Additionally, in November 2005, we received a full recourse below market interest rate promissory note in connection with the exercise of a stock option by Patrick J. Trotter, one of our directors. We had previously reported this transaction as an event that did not result in additional stock-based compensation. We subsequently determined that we had incorrectly applied accounting principles generally accepted in the United States to this transaction because, under EITF 00-23, Issues Related to the Accounting for Stock Compensation

Under APB Opinion No. 25 and FASB Interpretation No. 44 (EITF 00-23), the exercise of the option through payment with a below market interest rate full recourse promissory note was effectively a repricing of the option and resulted in the recognition of a variable accounting adjustment for the award on the date the note was issued and the option was exercised, in the amount of the intrinsic value difference between the then current fair value of our common stock and the exercise price of the option. This adjustment resulted in an increase of $0.5 million to operating expenses in fiscal 2006. Since a material weakness had already been identified with respect to our accounting for equity transactions, no further material weakness was identified by our independent registered public accounting firm in connection with these corrections.

To improve our internal control over our financial reporting process and remediate and correct the significant deficiencies identified in connection with our fiscal 2007 audit, we have hired a director of business risk and internal audit manager who has experience with the requirements of Section 404 of Sarbanes-Oxley. In order to comply with Section 404, we have already started to review our processes and implement new systems and controls to help us remediate the significant deficiencies noted above and we are interviewing consulting firms to assist us in overseeing our Section 404 compliance process. In particular, we have begun performing system process evaluation and testing of our internal controls over financial reporting to better allow our management and auditors to assess the effectiveness of our internal controls over financial reporting so that our independent auditors can deliver a report to us addressing these assessments. We are not required to be compliant under Section 404 of Sarbanes-Oxley until the audit of our fiscal 2009 consolidated financial statements. See “Risk Factors — Risks Relating to the Offering — Our failure to maintain adequate internal control over financial reporting in accordance with Section 404 of Sarbanes-Oxley or to prevent or detect material misstatements in our annual or interim consolidated financial statements in the future could result in inaccurate financial reporting, sanctions or securities litigation or otherwise harm our business.”

We may in the future identify further material weaknesses in our control over financial reporting. Accordingly, material weaknesses may exist when we report on the effectiveness of our internal control over financing reporting for purposes of our attestation required by reporting requirements under the Exchange Act or Section 404 of Sarbanes-Oxley after this offering. The existence of one or more material weaknesses precludes a conclusion that we maintain effective internal control over financial reporting. Such conclusion would be required to be disclosed in our future Annual Reports on Form 10-K and may impact the accuracy and timing of our financial reporting and the reliability of our internal control over financial reporting.

Inflation

Our results have operations have not been, and we do not expect them to be, materially affected by inflation.

Quantitative and Qualitative Disclosure About Market Risk

Market risk is the risk of loss related to changes in market prices, including interest rates, foreign exchange rates and commodity pricing that may adversely impact our consolidated financial position, results of operations or cash flows.

Foreign Exchange Risk.  We face minimal exposure to adverse movements in foreign currency exchange rates. Our foreign currency losses for all reporting periods have been nominal.

Interest Rate Risk.  As of September 30, 2007, $5.8 million of our $9.6 million of outstanding debt was at floating interest rates. An increase of 1.0% in the prime rate would result in an increase in our interest expense of approximately $58,000 per year.

Commodity Price Risk.  We are exposed to certain commodity price risks associated with our purchases of raw materials, most significantly our aluminum. We attempt to mitigate commodity price fluctuation for our aluminum through six- to 12-month forward fixed-price, minimum quantity purchase commitments.

Critical Accounting Policies and Estimates

The discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of our consolidated financial statements requires us to make certain estimates and judgments that affect our reported assets, liabilities, revenue and expenses, and our related disclosure of contingent assets and liabilities. We re-evaluate our estimates on an ongoing basis, including those related to revenue recognition, inventory valuation, the collectibility of receivables, stock-based compensation and income taxes. We base our estimates on historical experience and on various assumptions that we believe to be reasonable under the circumstances. Actual results may differ from these estimates. A summary of our critical accounting policies is set forth below.

Revenue Recognition.  We recognize revenue when the following criteria have been met: there is persuasive evidence of an arrangement; delivery has occurred and title has passed to the customer; the price is fixed and determinable and no further obligation exists; and collectibility is reasonably assured. The majority of our revenue is recognized when products are shipped to a customer or when services are completed and acceptance provisions, if any, have been met. In certain of our contracts, we provide multiple deliverables. We record the revenue associated with each element of these arrangements based on its fair value, which is generally the price charged for the element when sold on a standalone basis. Since we contract with vendors for installation services to our customers, which includes recycling of old fixtures, we determine the fair value of our installation services based on negotiated pricing with such vendors. Additionally, we offer a sales-type financing program under which we finance the customer’s purchase. Our contracts under this sales-type financing program are typically one year in duration and, at the completion of the initial one-year term, provide for (i) four automatic one-year renewals at agreed upon pricing; (ii) an early buyout for cash; or (iii) the return of the equipment at the customer’s expense. The monthly revenue that we are entitled to receive from the sale of our lighting fixtures under our sales-type financing program is fixed and is based on the cost of the lighting fixtures and applicable profit margin. Our revenue from agreements entered into under this program is not dependent upon our customers’ actual energy savings. Upon completion of the installation, we sell the future lease cash flows and residual rights to the equipment on a non-recourse basis to an unrelated third party finance company in exchange for cash and future payments. We recognize revenue based on the net present value of the future payments from the third party finance company upon completion of the project. Revenue recognized from our sales-type financing program has not been material to our recent results of operations.

Deferred revenue or deferred costs are recorded for project sales consisting of multiple elements, where the criteria for revenue recognition have not been met. The majority of our deferred revenue relates to prepaid services to be provided at determined future dates. As of September 30, 2006 and 2007, our deferred revenue was $0.1 million and $0.2 million, respectively. In the event that a customer project contains multiple elements that are not sold on a standalone basis, we defer all related revenue and costs until the project is complete. Deferred costs on product are recorded as a current asset as project completions occur within a few months. As of September 30, 2006 and 2007, our deferred costs were $0.2 million and $0.7 million, respectively.

Inventories.  Inventories are stated at the lower of cost or market value and include raw materials, work in process and finished goods. Items are removed from inventory using the first-in, first-out method. Work in process inventories are comprised of raw materials that have been converted into components for final assembly. Inventory amounts include the cost to manufacture the item, such as the cost of raw materials and related freight, labor and other applied overhead costs. We review our inventory for obsolescence and marketability. If the estimated market value, which is based upon assumptions about future demand and market conditions, falls below cost, then the inventory value is reduced to its market value. Our inventory obsolescence reserves were $0.4 million, $0.4 million and $0.6 million at March 31, 2006, March 31, 2007 and September 30, 2007, respectively.

Allowance for Doubtful Accounts.  We perform ongoing evaluations of our customers and continuously monitor collections and payments and estimate an allowance for doubtful accounts based upon the aging of the underlying receivables, our historical experience with write-offs and specific customer collection issues that we have identified. While such credit losses have historically been within our expectations, and we believe appropriate reserves have been established, we may not adequately predict future credit losses. If the financial condition of our customers were to deteriorate and result in an impairment of their ability to make payments, additional allowances might be required which would result in additional general and administrative expense in the period such determination is made. Our allowance for doubtful accounts was $38,000, $0.1 million and $0.1 million at March 31, 2006, March 31, 2007 and September 30, 2007, respectively.

Stock-Based Compensation.  We have historically issued stock options to our employees, executive officers and directors. Prior to April 1, 2006, we accounted for these option grants under the recognition and measurement principles of Accounting Principles Board, or APB, Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations, and applied the disclosure provisions of Statement of Financial Accounting Standards, or SFAS, No. 123, Accounting for Stock-Based Compensation, as amended by SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure — an Amendment of Financial Accounting Standards Board, or FASB, Statement No. 123. This accounting treatment resulted in a pro forma stock option expense that was reported in the footnotes to our consolidated financial statements for those years.

For options granted prior to April 1, 2006, we recorded stock-based compensation expense, typically associated with options granted to employees, executive officers or directors, based upon the difference, if any, between the estimated fair market value of common stock underlying the options on the date of grant and the option exercise price. For purposes of establishing the exercise price of options granted prior to April 1, 2006, our compensation committee and board of directors used (i) known independent third-party sales of our common stock and (ii) the per share prices at which we issued shares of our common and preferred stock to third-party investors. In fiscal 2006, in accordance with APB No. 25, we recognized $33,000 of stock-based compensation expense, excluding the $0.5 million compensation charge associated with a director’s exercise of a stock option with a full recourse below market interest rate promissory note. In fiscal 2005, no stock-based compensation expense was recognized.

Effective April 1, 2006, we adopted the provisions of SFAS No. 123(R), Share-Based Payment, which requires us to expense the estimated fair value of employee stock options and similar awards based on the fair value of the award on the date of grant. We adopted SFAS 123(R) using the modified prospective method. Under this transition method, compensation cost recognized for fiscal 2007 included the current period’s cost for all stock options granted prior to, but not yet vested as of, April 1, 2006. This cost was based on the grant-date fair value estimated in accordance with the original provisions of SFAS 123. The cost for all stock options granted subsequent to March 31, 2006 represented the grant date fair value that was estimated in accordance with the provisions of SFAS 123(R). Results for prior periods have not been restated. Compensation cost for options granted after March 31, 2006 has been and will be recognized in earnings, net of estimated forfeitures, on a straight-line basis over the requisite service period.

Both prior to and following our April 1, 2006 adoption of SFAS 123(R), the fair value of each option for financial reporting purposes was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions used for grants:

	Fiscal Year Ended March 31,			Six Months Ended
	2005	2006	2007	September 30, 2007

Expected term	6 Years	6 Years	6.6 Years	2.4 Years
Risk-free interest rate	4.32%	4.35%	4.62%	4.74%
Estimated volatility	39%	50%	60%	60%
Estimated forfeiture rate	N/A	N/A	6%	6%
Expected dividend yield	0%	0%	0%	0%

The Black-Scholes option-pricing model requires the use of certain assumptions, including fair value, expected term, risk-free interest rate, expected volatility, expected dividends, and expected forfeiture rate to calculate the fair value of stock-based payment awards.

We estimated the expected term of our stock options based on the vesting term of our options and expected exercise behavior.

Our risk-free interest rate was based on the implied yield available on United States treasury zero-coupon issues as of the option grant date with a remaining term approximately equal to the expected life of the option.

In fiscal 2005 and 2006, we estimated volatility based upon an internal computation analyzing historical volatility based on our share transaction data and share valuations established by our compensation committee and board of directors, which we believe collectively provided us with a reasonable basis for estimating volatility. In fiscal 2007, we determined volatility based on an analysis of a peer group of public companies. We intend to continue to consistently use the same methodology and group of publicly traded peer companies as we used in fiscal 2007 to determine volatility in the future until sufficient information regarding the volatility of our share price becomes available or the selected companies are no longer suitable for this purpose.

We have not paid dividends in the past and we do not expect to declare dividends in the future, resulting in a dividend yield of 0%.

Our estimated pre-vesting forfeiture rate was based on our historical experience and the composition of our option plan participants, among other factors, and reduces our compensation expense recognized. If our actual forfeitures differ from our estimates, adjustments to our compensation expense may be required in future periods.

The following table sets forth our stock option grants made since April 1, 2006 through the date of this prospectus:

	Number of Shares			Financial Reporting
	Underlying Options	Exercise Price	Fair Market Value	Intrinsic Value
Date of Grant	Granted	Per Share(1)	Per Share(2)	Per Share(3)

April 2006	40,000	$2.25-2.50	$2.20	$—
May 2006	40,000	2.50	2.20	—
June 2006	150,000	2.50	2.20	—
July 2006	27,000	2.50	2.20	—
August 2006	5,000	2.50	2.20	—
September 2006	2,000	2.75	2.20	—
October 2006	2,000	2.75	2.20	—
November 2006	35,000	2.75	2.20	—
December 2006	920,000	2.20	2.20	—
March 2007	436,500	2.20	4.15	1.95
April 2007	50,000	2.20	4.15	1.95
July 2007	429,432	4.49	4.49	—

(1)	The exercise price per share was at least equal to the fair market value of our common stock on each applicable stock option grant date as determined by our compensation committee and board of directors on the basis described in the paragraphs below. For option grants made between April 2006 and November 2006, the per share exercise price was established principally based on the per share issuance price of our then recent preferred stock placements to third-party investors and, in our opinion, such per share exercise prices were above the then current fair market value of our common stock.

(2)	The fair market value per share was determined by our compensation committee and board of directors on each applicable stock option grant date on the basis described in the paragraphs below. However, for option grants in March and April 2007, fair market value per share was reassessed subsequent to the grant dates for financial statement reporting purposes as described in the paragraphs below.

(3)	The financial reporting intrinsic value per share is the difference between the subsequently reassessed fair value per share for financial statement reporting purposes as described in the paragraphs below and the fair market value exercise price per share as established on each applicable stock grant date by our compensation committee and board of directors on the basis described in the paragraphs below.

For options granted between April 2006 and November 2006, our compensation committee and board of directors established the exercise price of such stock options principally based on the per share issuance price of our then recent preferred stock placements to third-party investors and, in our opinion, such per share exercise prices were above the then current fair market value of our common stock otherwise reflected in independent third party sales of our common stock.

We engaged Wipfli LLP, an independent third party valuation firm, or Wipfli, to perform an independent valuation analysis of the fair market value of our common stock as of November 30, 2006. Wipfli’s report assessed the fair market value of our common stock at $2.20 per share as of such date. Wipfli’s analysis was prepared in accordance with the methodology prescribed by the AICPA Practice Aid Valuation of Privately-Held Company Equity Securities Issued as Compensation, or the AICPA Practice Aid. Specifically, Wipfli’s valuation placed particular emphasis on the publicly traded guideline company method and the discounted cash flow method, as well as referencing company stock transactions. The results from the discounted cash flow method were weighted higher by Wipfli than the publicly traded guideline company method, and various company stock transactions provided corroborating support for Wipfli’s conclusion. The Wipfli report took into account our issuance in July and September 2006 of a total of 1.8 million shares of our Series C preferred stock at a price of $2.75 per share. Wipfli recognized that the Series C preferred stock provided for certain rights and preferences not otherwise available to shareholders of our common stock, including a 6% cumulative dividend, a senior liquidation preference to our Series B preferred stock and common stock, a conversion right on a share-for-share basis into common stock at the holders’ option or upon certain qualified events, and a redemption right if certain liquidity events were not achieved within five years. Wipfli’s assessment noted that recent transactions had taken place involving the sale of common and preferred stock among our shareholders, as well as our issuances of new shares, at prices between $2.00 and $3.00 per share. The report took into account that our sales had increased significantly over the past four years, but that our profitability had decreased significantly in fiscal 2005 and 2006, resulting in net losses in both fiscal years. However, the report noted that we had shown an increase in profitability for the 12 months prior to November 30, 2006. Wipfli noted that we had experienced difficulty obtaining our revolving credit facility in fiscal 2006, but that our financial situation had improved in fiscal 2007. Wipfli believed that, due to the borrowing base limitations in our revolving credit facility, we could continue to experience cash flow difficulties as we continued to grow, depending upon our level of profitability and working capital needs. Based on our financial condition and growth potential, our outlook from a financial perspective was deemed neutral by Wipfli. Since we were only in the very early stages during the last quarter of calendar 2006 of investigating the possibility of potentially pursuing an initial public offering or similar transaction, no reliable information was then available for Wipfli to assess or provide any relative probability or quantification to any such scenario for purposes of supplementing the private company valuation conclusions otherwise reached by Wipfli as described above.

For options granted from December 2006 to the June 18, 2007 release date of Wipfli’s April 30, 2007 valuation described below, our compensation committee and board of directors considered various sources to establish the fair market value of our common stock for purposes of establishing the exercise price of such stock options, including: (i) independent third-party sales of our common stock; (ii) transactions in which we issued shares of our common and preferred stock to third-party investors; and (iii) Wipfli’s November 30, 2006 independent valuation described above. Our compensation committee and our board determined that there were no other significant events that had occurred during this period that would have given rise to a change in the fair market value of our common stock from these indicia of fair market value and that the exercise prices of stock options granted during this period were at least equal to our common stock’s fair market value on each applicable grant date.

We engaged Wipfli to perform another valuation analysis of the fair value of our common stock as of April 30, 2007. Wipfli’s analysis was prepared in accordance with the methodology prescribed by the AICPA Practice Aid. Wipfli considered a variety of valuation methodologies and economic outcomes and calculated its final valuation using the Probability Weighted Expected Return Method. Specifically, Wipfli’s valuation again placed particular emphasis on the publicly traded guideline company method and the discounted cash flow method, as well as referencing pending company stock transactions. The valuation results from utilizing these private company enterprise methods were then supplemented by Wipfli assessing additional scenarios to reflect the increased possibility of our pursuing a potential initial public offering or similar transaction. The Wipfli analysis took into account that, in April 2007, we had signed an arm’s-length negotiated letter of intent to issue a new series of preferred stock to institutional investors on terms similar to our Series C preferred stock, contemplating gross proceeds of approximately $9.0 million at a per share price of $4.49. Wipfli’s analysis stated that the proposed per share price of the new series of preferred stock reflected liquidation preferences and dividend rights not otherwise available to our shareholders of common stock. The analysis also noted that transactions involving the sale of our common stock among shareholders within the prior six months had occurred at prices between $2.50 and $3.00 per share. Wipfli’s analysis took into account that we had experienced liquidity and profitability difficulties in fiscal 2005 and 2006, but that we had recovered in fiscal 2007 and that, based on our financial condition and growth potential, our outlook from a financial perspective had improved from neutral to positive. Based on the foregoing criteria, Wipfli concluded that a private company enterprise fair value for our common stock as of April 30, 2007 was $3.50 per share. In accordance with the AICPA Practice Aid, and unlike Wipfli’s November 2006 valuation, which only considered private company enterprise valuation approaches, Wipfli’s valuation then gave further supplementary recognition and quantification to our increasingly likely consideration of a potential initial public offering, while also considering the economic value of other potential strategic alternatives or economic outcomes that might occur. In this regard, Wipfli analyzed various preliminary valuation data received in May 2007 by our board of directors in connection with our potential initial public offering. Wipfli assessed our probability of an initial public offering at 50%, our probability of completing a strategic alternative at 40%, and our probability of our remaining a private company at 10%. Based on such relative probabilities and (i) preliminary indications of the potential increase in value of our common stock resulting from a potential initial public offering; (ii) the potential increase in value of our common stock from other potential strategic alternatives; (iii) the value of our common stock resulting from remaining a privately-held company; and (iv) the per share value implied by the arm’s-length negotiated letter of intent related to our proposed new series of preferred stock, Wipfli concluded that the fair value of our common stock as of April 30, 2007 was $4.15 per share.

Upon release of the April 30, 2007 Wipfli valuation on June 18, 2007, we determined that it was appropriate to reassess the fair market value of our stock options granted in March and April 2007 and use the $4.15 per share fair market value as set forth in Wipfli’s April 30, 2007 valuation solely for financial statement reporting purposes for such stock option grants. Due to the proximity of Wipfli’s November 30, 2006 independent valuation to our December 2006 option grants, we believe that the $2.20 per share exercise price established by our compensation committee and board of directors for such stock option grants appropriately represented fair market value on the date of grant for financial reporting purposes. Based on this reassessment for financial statement reporting purposes, we will recognize additional stock-based compensation expense of $0.8 million over the three-year weighted-average term of such stock options, including $0.1 million in fiscal 2008.

On July 27, 2007, we granted stock options for 429,432 shares at an exercise price of $4.49 per share. Our compensation committee and board of directors determined that the exercise price of such stock options was at least equal to the fair market value of our common stock as of such date primarily based on the $4.49 per share conversion price of our substantially simultaneous subordinated convertible note placement. Our compensation committee and board of directors based this determination on the fact that the valuation of our common stock reflected in such conversion price was the result of significant arm’s- length negotiations with sophisticated institutional investors, led by an indirect affiliate of GEEFS, and took into account the possibility of our potential near-term initial public offering. In determining that such exercise price was at least equal to the fair market value of our common stock on such date, our compensation committee and board of directors also took into account Wipfli’s April 30, 2007 valuation of our common stock at $4.15 per share, which also took into account Wipfli’s assessed 50% possibility of our potential initial public offering and the potential resulting value of our common stock. Our compensation committee and board of directors determined that there were no other significant events that had occurred during this period that would have given rise to a change in the fair market value of our common stock and that, despite the increasing possibility of a near-term initial public offering, such potential offering remained contingent upon many variable factors, including: (i) our financial results; (ii) investor interest in our company; (iii) economic and stock market conditions generally and specifically as they may impact us, participants in our industry or comparable companies; (iv) changes in financial estimates and recommendations by securities analysts following participants in our industry or comparable companies; (v) earnings and other announcements by, and changes in market evaluations of, us, participants in our industry or comparable companies; (vi) changes in business or regulatory conditions affecting us, participants in our industry or comparable companies; and (vii) announcements or implementation by our competitors or us of acquisitions, technological innovations or new products.

Our estimated initial public offering price of $13.00 (the midpoint of the range set forth on the cover of this prospectus) represents a significant increase in the value of our common stock from the fair value of our common stock as assessed by our compensation committee and board of directors as of July 27, 2007 and as assessed by Wipfli in its April 30, 2007 valuation report (each of which assessments took into account our potential near-term initial public offering). One of the principal reasons for the increase in value of our common stock implied by our estimated initial public offering price is attributable to the August 2007 investment in our company by GEEFS, as supported by the significant increase in value realized by a European publicly-traded alternative energy company which received a similar type of investment by GEEFS in early 2007. This increase is also in significant part attributable to our improved results of operations for our fiscal 2008 second quarter following our strong fiscal 2008 first quarter, and our expectations for continued increased revenue for the remainder of our fiscal 2008. During our fiscal 2008 second quarter, we realized further customer acceptance of our comprehensive energy management systems, as well as an increased volume of large customer roll-out initiatives. Another important reason for this increase is related to the increase in valuation multiples of comparable public companies during this period, particularly due to (i) the impact of the initial public offering by another company in the energy management sector, which was completed in May 2007, and its subsequent stock price performance; (ii) the impact of two recently announced follow-on public offerings by companies in the energy management sector; (iii) the overall increased market values of publicly-traded comparable companies in the energy management and alternative energy sectors; (iv) the increased market values of certain other publicly-traded comparable companies in the energy management sector resulting from several announced acquisitions of privately-held energy management companies, and the implied valuations attributable to such acquired companies; and (v) the valuation implied by the June 2007 announced acquisition of a publicly-traded comparable company in the lighting systems and equipment sector. Additionally, market conditions have improved significantly for publicly-traded companies in the energy management and alternative energy sectors and for initial and follow-on public offerings of energy management, alternative energy and clean technology companies. Our estimated initial public offering price also reflects the increased value of our common stock associated with it becoming a publicly-traded security, compared to the relative lack of marketability of our common stock prior to this offering.

After the closing of this offering, we will solely use the closing sale price of our common shares on the Nasdaq Global Market (or other applicable stock exchange on which our shares are then traded) on the date of grant to establish the exercise price of our stock options, as required by our 2004 Stock and Incentive Awards Plan.

We recognized stock-based compensation expense related to the adoption of SFAS 123(R) of $0.4 million for fiscal 2007 and $0.6 million for our fiscal 2008 first half. As of March 31, 2007, $3.0 million of total stock option compensation cost was expected to be recognized by us over a weighted average period of three years. We expect to recognize $0.7 million of stock-based compensation expense in fiscal 2008 based on our stock options outstanding as of March 31, 2007. This expense will increase further to the extent we have granted, or will grant, additional stock options in fiscal 2008, as described above. Taking into account our stock options granted during fiscal 2008 through the date of this prospectus, a total of $3.5 million of stock option compensation cost is expected to be recognized by us over a weighted average period of approximately four years, including $0.6 million in the second half of fiscal 2008.

Common Stock Warrants.  We issued common stock warrants to placement agents in connection with our various stock offerings and services rendered in fiscal 2005, 2006 and 2007. The value of warrants recorded as offering costs was $0.4 million, $30,000 and $18,000 in fiscal 2005, 2006 and 2007, respectively. The value of warrants recorded for services was $6,000 in fiscal 2006. As of March 31, 2007 and September 30, 2007, warrants were outstanding to purchase a total of 1,109,390 and 778,322 shares, respectively, of our common stock at weighted average exercise prices of $2.24 per share. These warrants were valued using a Black-Scholes option pricing model with the following assumptions:

(i) contractual terms of five years; (ii) weighted average risk-free interest rates of 4.32% to 4.62%; (iii) expected volatility ranging between 39% and 60%; and (iv) dividend yields of 0%.

Accounting for Income Taxes.  As part of the process of preparing our consolidated financial statements, we are required to determine our income taxes in each of the jurisdictions in which we operate. This process involves estimating our actual current tax expenses, together with assessing temporary differences resulting from recognition of items for income tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income and, to the extent we believe that recovery is not likely, establish a valuation allowance. To the extent we establish a valuation allowance or increase this allowance in a period, we must reflect this increase as an expense within the tax provision in our statements of operations.

Our judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities, and any valuation allowance recorded against our net deferred tax assets. We continue to monitor the realizability of our deferred tax assets and adjust the valuation allowance accordingly. We have determined that a valuation allowance against our net deferred tax assets was not necessary as of March 31, 2006 or 2007. In making this determination, we considered all available positive and negative evidence, including projected future taxable income, tax planning strategies, recent financial performance and ownership changes.

We believe that past issuances and transfers of our stock caused an ownership change in fiscal 2007 that may affect the timing of the use of our net operating loss carryforwards, but we do not believe the ownership change affects the use of the full amount of the net operating loss carryforwards. As a result, our ability to use our net operating loss carryforwards attributable to the period prior to such ownership change to offset taxable income will be subject to limitations in a particular year, which could potentially result in increased future tax liability for us.

As of March 31, 2007, our federal and state net operating loss carryforwards were $5.1 million. Included in the $5.1 million loss carryforwards are $3.0 million of federal and $2.7 million of state expenses that are associated with the exercise of non-qualified stock options. The benefit from the net operating losses created from these expenses will be recorded as a reduction in taxes payable and an increase in additional paid in capital when the benefits are realized.

In July 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109, or FIN 48, which became effective for us on April 1, 2007. FIN 48 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The adoption of FIN 48 resulted in an increase to our accumulated deficit of $0.2 million at September 30, 2007. As of the adoption date, the balance of gross unrecognized tax benefits was $1.6 million, $0.3 million of which would impact our effective tax rate if recognized. Of this amount, $60,000 and $0.3 million were recorded as current and deferred tax liabilities, respectively. The remaining amount of unrecognized tax benefits of $1.2 million relates to net operating loss carryforwards created by the exercise of non-qualified stock options. The benefit from the net operating losses created from these expenses will be recorded as a reduction in taxes payable and a credit to additional paid-in capital in the period in which the benefits are realized. We first recognize tax benefits from current period stock option expenses against current period income. The remaining current period income is offset by net operating losses under the tax law ordering approach. Under this approach, we will utilize the net operating losses from stock option expenses last. As of September 30. 2007, the unaudited amount of unrecognized tax benefits decreased by $0.5 million to $1.2 million due to the utilization of unrecognized tax benefits from stock option expenses. We expect that the amount of unrecognized tax benefits may change in the next 12 months if we generate sufficient taxable income to realize some or all of the $0.8 million unrecognized tax benefits for stock option expenses. The remaining $0.4 million of gross unrecognized tax benefits is comprised of $0.3 million for expenses that may not be deductible for federal income tax purposes and $0.1 million for potential state income tax liabilities. We recognize penalties and interest related to uncertain tax liabilities in income tax expense. Penalties and interest were immaterial as of the date of adoption and are included in unrecognized tax benefits. Due to the existence of net operating loss and credit carryforwards, all years since 2000 are open to examination by tax authorities.

Recent Accounting Pronouncements

SFAS No. 157, Fair Value Measurements.  In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements, or SFAS 157. SFAS 157 provides a common definition of fair value and establishes a framework to make the measurement of fair value in generally accepted accounting principles more consistent and comparable. SFAS 157 also requires expanded disclosures to provide information about the extent to which fair value, and the effect of fair value measures on earnings. SFAS 157 is effective for years beginning after November 15, 2007. We are currently evaluating the potential effect of SFAS 157 on our financial statements.

SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities.  On February 15, 2007, the FASB issued Statement of Financial Accounting Standards No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, or SFAS 159. Under this standard, we may elect to report financial instruments and certain other items at fair value on a contract-by-contract basis with changes in value reported in earnings. This election is irrevocable. SFAS 159 is effective for years beginning after November 15, 2007. We are currently evaluating the potential effect of SFAS 159 on our financial statements.

EITF No. 07-3, Accounting for Advance Payments for Goods or Services to Be Used in Future Research and Development Activities.  In June 2007, the FASB ratified Emerging Issues Task Force (“EITF”) Issue No. 07-3, Accounting for Advance Payments for Goods or Services to Be Used in Future Research and Development Activities, or EITF 07-3. This requires that nonrefundable advance payments for future research and development activities be deferred and capitalized. EITF 07-3 is effective as of the beginning of an entity’s first fiscal year that begins after December 15, 2007. We are currently evaluating the potential effect of EITF 07-3 on our financial statements.

BUSINESS

Overview

We design, manufacture and implement energy management systems consisting primarily of high-performance, energy efficient lighting systems, controls and related services. Our energy management systems deliver energy savings and efficiency gains to our commercial and industrial customers without compromising their quantity or quality of light. The core of our energy management system is our HIF lighting system that we estimate cut our customers’ lighting-related electricity costs by approximately 50%, while increasing their quantity of light by approximately 50% and improving lighting quality when replacing HID fixtures. Our customers typically realize a two-to three -year payback period from electricity cost savings generated by our HIF lighting systems without considering utility incentives or government subsidies. We have sold and installed our HIF fixtures in over 2,100 facilities across North America, representing over 489 million square feet of commercial and industrial building space, including for 78 Fortune 500 companies, such as Coca-Cola Enterprises Inc., General Electric Co., Kraft Foods Inc., Newell Rubbermaid Inc., OfficeMax, Inc., SYSCO Corp., and Toyota Motor Corp.

Our energy management system is comprised of: our HIF lighting system; our InteLite intelligent lighting controls; our Apollo Light Pipe, which collects and focuses daylight and consumes no electricity; and integrated energy management services. We believe that the implementation of our complete energy management system enables our customers to further reduce electricity costs, while permanently reducing base and peak load electricity demand. From December 1, 2001 through September 30, 2007, we have installed over 970,000 HIF lighting systems for our commercial and industrial customers. We are focused on leveraging this installed base to expand our customer relationships from single-site implementations of our HIF lighting systems to enterprise-wide roll-outs of our complete energy management system. We are also expanding our customer base by executing our systematized, multi-step sales process.

Our annual total revenue has increased from $12.4 million in fiscal 2004 to $48.2 million in fiscal 2007. For the six months ended September 30, 2007, we recognized total revenue of $35.1 million, compared to $20.3 million for the six months ended September 30, 2006. We estimate that the use of our HIF fixtures has resulted in cumulative electricity cost savings for our customers of approximately $265 million and has reduced base and peak load electricity demand by approximately 278 MW through September 30, 2007. We estimate that this reduced electricity consumption has reduced associated indirect carbon dioxide emissions by approximately 3.4 million tons over the same period.

For a description of the assumptions behind our calculations of customer kilowatt demand reduction, customer kilowatt hours and electricity costs saved and reductions in indirect carbon dioxide emissions associated with our products used throughout this prospectus, see notes (6) through (11) under “Summary Historical Consolidated and Pro Forma Financial Data and Other Information.”

Our Industry

As a company focused on providing energy management systems, our market opportunity is created by growing electricity capacity shortages, underinvestment in T&D infrastructure, high electricity costs and the high financial and environmental costs associated with adding generation capacity and upgrading the T&D infrastructure. The United States electricity market is characterized by rising demand, increasing electricity costs and power reliability issues due to continued constraints on generation and T&D capacity. Electricity demand is expected to grow steadily over the coming decades and significant challenges exist in meeting this increase in demand. These constraints are causing governments, utilities and businesses to focus on demand reduction initiatives, including energy efficiency and other demand-side management solutions.

Today’s Electricity Market

Growing Demand for Electricity.  Demand for electricity in the United States has grown steadily in recent years and is expected to grow significantly for the foreseeable future. According to the EIA, $298 billion was spent on electricity in 2005 in the United States, up from $203 billion in 1994, an increase of 47%. Additionally, the EIA predicts consumption will increase from 3,821 billion kWh in 2005 to 5,478 billion kWh in 2030, or approximately 43%. As a result of this rapidly growing demand, the National Electric Reliability Council, or NERC, expects capacity margins to drop below minimum target levels in Texas, New England, the Mid-Atlantic, the Midwest and the Rocky Mountain area within the next two to three years. We believe that meeting this increasing domestic electricity demand will require either an increase in energy supply through capacity expansion, broader adoption of demand management programs, or a combination of these solutions.

Challenges to Capacity Expansion.  Based on the forecasted growth in electricity demand, the EIA estimates that the United States will require 292 GW of new generating capacity between 2006 and 2030 (the equivalent of 584 power plants rated at an average of 500 MW each). According to data provided by the International Energy Agency, or IEA, we estimate that new generating capacity and associated T&D investment will cost approximately $2.2 million per MW.

In addition to the high financial costs associated with adding power generation capacity, there are environmental concerns about the effects of emissions from additional power plants, especially coal-fired power plants. According to the IEA, global energy-related carbon dioxide emissions in 2030 are expected to exceed 2003 levels by 52%, with power generation expected to contribute to about half of this increase. Coal-fired plants, which generate significant emissions of carbon dioxide and other pollutants, are projected by the EIA to account for 54% of the power generation capacity expansion expected in the United States between 2006 and 2030. We believe that concerns over emissions may make it increasingly difficult for utilities to add coal-fired generating capacity. Clean coal energy initiatives are characterized by an uncertain legislative and regulatory framework and would involve substantial infrastructure cost to readily commercialize.

Although the EIA expects clean-burning natural gas-fired plants to account for 36% of total required domestic capacity additions, natural gas production has recently leveled off, which may make it difficult to fuel significant numbers of additional plants, and natural gas prices have approximately doubled in the last decade according to the EIA. Environmentally-friendly renewable energy alternatives, such as solar and wind, generally require subsidies and rebates to be cost competitive and do not provide continuous electricity generation. As a result, we do not believe that renewable energy sources will account for a meaningful percentage of overall electricity supply growth in the near term. We believe these challenges to expanding generating capacity will increase the need for energy efficiency initiatives to meet demand growth.

Underinvestment in Electricity Transmission and Distribution.  According to the DOE, the majority of United States transmission lines, transformers and circuit breakers — the backbone of the United States T&D system — is more than 25 years old. The underinvestment in T&D infrastructure has led to well-documented power reliability issues, such as the August 2003 blackout that affected a number of states in the northeastern United States. To upgrade and maintain the United States T&D system, the Electric Power Research Institute, or EPRI, estimates that the United States will need to invest over $110 billion, or $5.5 billion per year, by 2025. This underinvestment is projected to become more pronounced as electricity demand grows. According to NERC, electricity demand is expected to increase by 19% between 2006 and 2015, while transmission capacity is expected to increase by only 7%.

High Electricity Costs.  The price of one kWh of electricity (in nominal dollars, including the effects of inflation) has reached historic highs, according to the EIA. Rising electricity prices, coupled with increasing electricity consumption, are resulting in increasing electricity costs, particularly for businesses. Based on the most recent EIA electricity rate and consumption data available, we estimate that commercial and industrial electricity expenditures rose 74% and 21%, respectively, from 1994 to 2005, and rose 9% and 6%, respectively, in comparing monthly expenditures in April 2006 and April 2007. As a result, we believe that electricity costs are an increasingly significant expense for businesses, particularly those with large commercial and industrial facilities.

Our Market Opportunity

We believe that energy efficiency measures represent permanent, cost-effective and environmentally-friendly alternatives to expanding electricity capacity in order to meet demand growth. The American Council for an Energy Efficient Economy, or ACEEE, estimates that the United States can save up to 24% of its estimated electricity usage from 2000 to 2020 by deploying currently available energy efficiency products and technologies across all sectors, the equivalent of over $70 billion per year in energy savings.

As a result, we believe governments, utilities and businesses are increasingly focused on demand reduction through energy efficiency and demand management programs. For example:

•	Thirty-two states have, through legislation or regulation, ordered utilities to design and fund programs that promote or deliver energy efficiency.

•	Twelve states have implemented, or are in the process of implementing, Energy Efficiency Resource Standards, which generally require utilities to allocate funds to energy efficiency programs to meet near-term savings targets set by state governments or regulatory authorities. These states include California, Texas, Colorado, New Jersey and Illinois.

•	In recent years, there has also been an increasing focus on “decoupling,” a regulatory initiative designed to break the linkage between utility kWh sales and revenues, in order to remove the disincentives for utilities to promote load reducing initiatives. Decoupling aims to encourage utilities to actively promote energy efficiency by allowing utilities to generate revenues and returns on investment from employing energy management solutions. To date, nearly half of all states have adopted or are adopting forms of decoupling for gas or electric utilities.

One method utilities use to reduce demand is the implementation of demand response programs. Demand response is a method of reducing electricity usage during periods of peak demand in order to promote grid stability, either by temporarily curtailing end use or by shifting generation to backup sources, typically at customer facilities. While demand response is an effective tool for addressing peak demand, these programs typically reduce consumption for only up to 100 hours per year, based on demand conditions, and require end users to compromise their consumption patterns, for example by reducing lighting or air conditioning.

We believe that given the costs of adding new capacity and the limited number of hours that are addressed by current demand response initiatives, there is a significant opportunity for more comprehensive energy efficiency solutions to permanently reduce electricity demand during both peak and off-peak periods. We believe such solutions are a compelling way for businesses, utilities and regulators to meet rising demand in a cost-effective and environmentally-friendly manner. We also believe that, in order to gain acceptance among end users, energy efficiency solutions must offer substantial energy savings and return on investment, without requiring compromises in energy usage patterns.

The Role of Lighting

According to the DOE, lighting accounts for 22% of electric power consumption in the United States, with commercial and industrial lighting accounting for 65% of that amount. Based on this information, we estimate that approximately $42 billion was spent on electricity for lighting in the United States commercial and industrial sectors in 2005. Commercial and industrial facilities in the United States employ a variety of lighting technologies, including HID, traditional fluorescents and incandescent lighting fixtures. Our HIF lighting systems usually replace HID fixtures, which operate inefficiently and, according to EPRI, only convert approximately 36% of the energy they consume into visible light. The EIA estimates that as of 2003 there were 455,000 buildings in the United States representing 20.6 billion square feet that utilized HID lighting.

Our Solution

50/50 Value Proposition.  We estimate our HIF lighting systems generally reduce lighting-related electricity costs by approximately 50% compared to HID fixtures, while increasing the quantity of light by approximately 50% and improving lighting quality. From December 1, 2001 through September 30, 2007, we believe that the use of our HIF fixtures has saved our customers $265 million in electricity costs and reduced their energy consumption by 3.4 billion kWh.

Rapid Payback Period.  In most retrofit projects where we replace HID fixtures, our customers typically realize a two- to three -year payback period on our HIF lighting systems. These returns are achieved without considering utility incentives or government subsidies (although subsidies and incentives are increasingly being made available to our customers and us in connection with the installation of our systems).

Comprehensive Energy Management System.  Our comprehensive energy management system enables us to reduce our customers’ base and peak load electricity consumption. By replacing existing HID fixtures with our HIF lighting systems, our customers permanently reduce base load electricity consumption while significantly increasing their quantity and quality of light. We can also add intelligence to the customer’s lighting system through the implementation of our InteLite line of motion control and ambient light sensors. This gives our customers the ability to control and adjust lighting and energy use levels for additional cost savings. Finally, we offer a further permanent reduction in electricity consumption through the installation and integration of our Apollo Light Pipe, which is a lens-based device that collects and focuses daylight without consuming electricity. By integrating our Apollo Light Pipe and HIF lighting system with the intelligence of our InteLite product line, the output and electricity consumption of our HIF lighting systems can be automatically adjusted based on the level of natural light being provided by our Apollo Light Pipe.

Easy Installation, Implementation and Maintenance.  Our HIF fixtures are designed with a lightweight construction and modular plug-and-play architecture that allows for fast and easy installation, facilitates maintenance and allows for easy integration of other components of our energy management system. We believe our system’s design reduces installation time and expense compared to other lighting solutions, which further improves our customers’ return on investment. We also believe that our use of standard components reduces our customers’ ongoing maintenance costs.

Base and Peak Load Relief for Utilities.  The implementation of our energy management systems can substantially reduce our customers’ electricity demand during peak and off-peak periods. Since commercial and industrial lighting represents approximately 14% of total energy usage in the United States, our systems can substantially reduce the need for additional base and peak load generation and distribution capacity, while reducing the impact of peak demand periods on the electrical grid. We estimate that the HIF fixtures we have installed from December 1, 2001 through September 30, 2007 have had the effect of reducing base and peak load demand by approximately 278 MW.

Environmental Benefits.  By permanently reducing electricity consumption, our energy management systems reduce associated indirect carbon dioxide emissions that would otherwise have resulted from generation of this energy. We estimate that one of our HIF lighting systems, when replacing a standard HID fixture, displaces 0.241 kW of electricity, which, based on information provided by the EPA, reduces a customer’s indirect carbon dioxide emissions by approximately 1.8 tons per year. Based on these figures, we estimate that the use of our HIF fixtures has reduced indirect carbon dioxide emissions by 3.4 million tons through September 30, 2007.

Our Competitive Strengths

Compelling Value Proposition.  By permanently reducing lighting-related electricity usage, our systems enable our commercial and industrial customers to achieve significant cost savings, without compromising the quantity or quality of light in their facilities. As a result, our energy management systems offer our customers a rapid return on their investment, without relying on government subsidies or utility incentives. We believe our ability to deliver improved lighting quality while reducing electricity costs differentiates our value proposition from other demand management solutions which require end users to alter the time, manner or duration of their electricity use to achieve cost savings.

Large and Growing Customer Base.  We have developed a large and growing national customer base, and have installed our products in over 2,100 commercial and industrial facilities across North America. As of September 30, 2007, we have completed or are in the process of completing retrofits in over 400 facilities for our 78 Fortune 500 customers. We believe that the willingness of our blue-chip customers to install our products across multiple facilities represents a significant endorsement of our value proposition, which in turn helps us sell our energy management systems to new customers.

Systematized Sales Process.  We have invested substantial resources in the development of our innovative sales process. We primarily sell directly to our end user customers using a systematized multi-step sales process that focuses on our value proposition and provides our sales force with specific, identified tasks that govern their interactions with our customers from the point of lead generation through delivery of our products and services. In addition, we have developed relationships with numerous electrical contractors, who often have significant influence over the choice of lighting solutions that their customers adopt.

Innovative Technology.  We have developed a portfolio of 16 United States patents primarily covering various elements of our HIF fixtures. We also have nine patents pending that primarily cover various elements of our InteLite controls and our Apollo Light Pipe and certain business methods. To complement our innovative energy management products, we have introduced integrated energy management services to provide our customers with a turnkey solution. We believe that our demonstrated ability to innovate provides us with significant competitive advantages.

Strong, Experienced Leadership Team.  We have a strong and experienced senior management team led by our president and chief executive officer, Neal R. Verfuerth, who was the principal founder of our company in 1996 and invented many of the products that form our energy management system. Our senior executive management team of seven individuals has a combined 40 years of experience with our company and a combined 77 years of experience in the lighting and energy management industries.

Efficient, Scalable Manufacturing Process.  We have made significant investments in our manufacturing facility since fiscal 2005, including investments in production efficiencies, automated processes and modern production equipment. These investments have substantially increased our production capacity, which we expect will enable us to support substantially increased demand from our current level. In addition, these investments, combined with our modular product design and use of standard components, enable us to reduce our cost of revenue, while better controlling production quality and allowing us to be responsive to customer needs on a timely basis.

Our Growth Strategies

Leverage Existing Customer Base.  We are expanding our relationships with our existing customers by transitioning from single-site facility implementations to comprehensive enterprise-wide roll-outs of our HIF lighting systems. For the quarter ended as of September 30, 2007, we had completed or were in the process of completing retrofits at over 100 facilities for our top five customers by revenue for that quarter. We also intend to leverage our large installed base of HIF lighting systems to implement all aspects of our energy management system for our existing customers.

Target Additional Customers.  We are expanding our base of commercial and industrial customers by executing our systematized sales process and by increasing our direct sales force. We focus our sales efforts in geographic locations where we already have existing customer sites. We plan to increase the visibility of our brand name and raise awareness of our value proposition by expanding our marketing efforts. In addition, we are implementing a sales and marketing program to leverage existing and develop new relationships with electrical contractors and their customers.

Provide Load Relief to Utilities and Grid Operators.  Because commercial and industrial lighting represents a significant percentage of overall electricity usage, we believe that as we increase our market penetration, our systems will, in the aggregate, have a significant impact on reducing base and peak load electricity demand. We estimate our HIF lighting systems can generally eliminate demand at a cost of approximately $1.0 million per MW when used in replacement of typical HID fixtures, as compared to the IEA’s estimate of approximately $2.2 million per MW of capacity for new generation and T&D assets. We intend to market our energy management systems directly to utilities and grid operators as a lower-cost, permanent alternative to capacity expansion. We believe that utilities and grid operators may increasingly view our systems as a way to help them meet their requirements to provide reliable electric power to their customers in a cost-effective and environmentally-friendly manner. In addition, we believe that potential regulatory decoupling initiatives could increase the amount of incentives that utilities and grid operators will be willing to pay us or our customers for the installation of our systems.

Continue to Improve Operational Efficiencies.  We are focused on continually improving the efficiency of our operations to increase the profitability of our business. In our manufacturing operations, we pursue opportunities to reduce our materials, component and manufacturing costs through product engineering, manufacturing process improvements, research and development on alternative materials and components, volume purchasing and investments in manufacturing equipment and automation. We also seek to reduce our installation costs by training our authorized installers to perform retrofits more efficiently, and by aligning with regional installers to achieve volume discounts. We have also undertaken initiatives to achieve operating expense efficiencies by more effectively executing our systematized multi-step sales process and focusing on geographically-concentrated sales efforts. We believe that realizing these efficiencies will enhance our profitability and allow us to continue to deliver our compelling value proposition.

Develop New Sources of Revenue.  We recently introduced our InteLite and Apollo Light Pipe products to complement our core HIF lighting systems. We are continuing to develop new energy management products and services that can be utilized in connection with our current products, including intelligent HVAC integration controls, direct solar solutions, comprehensive lighting management software and controls and additional consulting services. We are also exploring opportunities to monetize emissions offsets based on our customers’ electricity savings from implementation of our energy management systems, and executed our first sale of indirect carbon dioxide emissions offset credits in fiscal 2007.

Products and Services

We provide a variety of products and services that together comprise our energy management system. The core of our energy management system is our HIF lighting system, which we primarily sell under the Compact Modular brand name. We offer our customers the option to build on our core HIF lighting system by adding our InteLite controls and Apollo Light Pipe. Together with these products, we offer our customers a variety of integrated energy management services such as system design, project management and installation. We refer to the combination of these products and services as our energy management system.

We currently generate, and have generated for the last three fiscal years, the substantial majority of our revenue from sales of our core HIF lighting systems and related products, all of which we believe constitute one class of products. We generated product revenue of $19.6 million, $30.0 million and $40.2 million in fiscal 2005, 2006 and 2007, respectively. We generated service revenue of $2.2 million, $3.3 million and $8.0 million in fiscal 2005, 2006 and 2007, respectively. In each of the last three fiscal years, sales of our Compact Modular contributed over 85% of our consolidated product revenue.

Products

The following is a description of our primary products:

The Compact Modular.  Our primary product is our line of high-performance HIF lighting systems, the Compact Modular, which includes a variety of fixture configurations to meet customer specifications. The Compact Modular generally operates at 224 watts per six-lamp fixture, compared to approximately 465 watts for the HID fixtures that it typically replaces. This wattage difference is the primary reason our HIF lighting systems are able to reduce electricity consumption by approximately 50% compared to HID fixtures. Our Compact Modular has a thermally efficient design that allows it to operate at significantly lower temperatures than HID fixtures and most other legacy lighting fixtures typically found in commercial and industrial facilities. Because of the lower operating temperatures of our fixtures, our ballasts and lamps operate more efficiently, allowing more electricity to be converted to light rather than to heat or vibration, while allowing these components to last longer before needing replacement. In addition, the heat reduction provided by installing our HIF lighting systems reduces the electricity consumption required to cool our customers’ facilities, which further reduces their electricity costs. The EPRI estimates that commercial buildings use 5% to 10% of their electricity consumption for cooling required to offset the heat generated by lighting fixtures.

In addition, our patented optically-efficient reflector increases light quantity by efficiently harvesting and focusing emitted light. We and some of our customers have conducted tests that generally show that our Compact Modular product line can increase light quantity in footcandles by approximately 50% when replacing HID fixtures. Further, we believe, based on customer data, that our Compact Modular products provide a greater quantity of light per watt than competing HIF fixtures.

The Compact Modular product line also includes our modular power pack, which enables us to customize our customers’ lighting systems to help achieve their specified lighting and energy savings goals. Our modular power pack integrates easily into a wide variety of electrical configurations at our customers’ facilities, allowing for faster and less expensive installation compared to lighting systems that require customized electrical connections. In addition, our HIF lighting systems are lightweight, which further reduces installation and maintenance costs.

InteLite Motion Control and Ambient Light Sensors.  Our InteLite products include motion control and ambient light sensors which can be programmed to turn individual fixtures on and off based on user-defined parameters regarding motion and/or light levels in a given area. Our InteLite products can be added to our HIF lighting systems at or after installation on a “plug and play” basis by coupling the sensors directly to the modular power pack. Because of their modular design, our InteLite products can be added to our energy management system easily and at lower cost when compared to lighting systems that require similar controls to be included at original installation or retrofitted.

Apollo Light Pipe.  Our Apollo Light Pipe is a lens-based device that collects and focuses daylight, bringing natural light indoors without consuming electricity. Our Apollo Light Pipe is designed and manufactured to maximize light collection during times of low sun angles, such as those that occur during early morning and late afternoon. The Apollo Light Pipe produces maximum lighting “power” in peak summer months and during peak daylight hours, when electricity is most expensive. By integrating our Apollo Light Pipe with our HIF lighting systems and InteLite controls, the output and associated electricity consumption of our HIF lighting systems can be automatically adjusted based on the level of natural light being provided by our Apollo Light Pipe to offer further energy savings for our customers.

Wireless Controls.  We are currently in the final stages of testing our wireless control devices. These devices will allow our customers to remotely communicate with and give commands to individual light fixtures through web-based software, and will allow the customer to configure and easily change the control parameters of each individual sensor based on a variety of inputs and conditions. We expect to begin selling these products in fiscal 2008.

Other Products.  We also offer our customers a variety of other HIF fixtures to address their lighting and energy management needs, including fixtures designed for agribusinesses and private label resale.

The installation of our products generally requires the services of qualified and licensed professionals trained to deal with electrical components and systems.

Services

We are expanding the scope of our fee-based lighting-relating energy management services. We provide our customers with, and derive revenue from, energy management services, such as:

•	comprehensive site assessment, which includes a review of the current lighting requirements and energy usage at the customer’s facility;

•	site field verification, where we perform a test implementation of our energy management system at a customer’s facility upon request;

•	utility incentive and government subsidy management, where we assist our customers in identifying, applying for and obtaining available utility incentives or government subsidies;

•	engineering design, which involves designing a customized system to suit our customer’s facility lighting and energy management needs, and providing the customer with a written analysis of the potential energy savings and lighting and environmental benefits associated with the designed system;

•	project management, which involves our working with the electrical contractor in overseeing and managing all phases of implementation from delivery through installation;

•	installation services, which we provide through our national network of qualified third-party installers; and

•	recycling in connection with our retrofit installations, where we remove, dispose of and recycle our customer’s legacy lighting fixtures.

In addition, we have begun to place more emphasis on offering our products under a sales-type financing program, under which our customer’s purchase of our energy management systems may be financed through a third-party financing company without recourse to us.

Our warranty policy generally provides for a limited one-year warranty on our products. Ballasts, lamps and other electrical components are excluded from our standard warranty since they are covered by a separate warranty offered by the original equipment manufacturer. We coordinate and process customer warranty inquiries and claims, including inquiries and claims relating to ballast and lamp components, through our customer service department. Additionally, we sometimes satisfy our warranty claims even if they are not covered by our warranty policy as a customer accommodation.

We are also expanding our offering of other energy management services that we believe will represent additional sources of revenue for us in the future. Those services primarily include review and management of electricity bills, as well as management and control of power quality and remote monitoring and control of our installed systems.

Our Customers

We primarily target commercial and industrial end users who have warehousing and manufacturing facilities. As of September 30, 2007, we have installed our products in 2,100 commercial and industrial facilities across North America, including for 78 Fortune 500 companies. We have completed or are in the process of completing installations at over 400 facilities for these Fortune 500 customers. Our diversified customer base includes:

American Standard International Inc. Avery Dennison Corporation Big Lots Inc. Blyth Inc. Coca-Cola Enterprises Inc.	Ecolab, Inc. Gap, Inc. General Electric Co. Kraft Foods Inc. Newell Rubbermaid Inc.	OfficeMax, Inc. Pepsi Americas Inc. Sealed Air Corp. Sherwin-Williams Co.	SYSCO Corp. Textron, Inc. Toyota Motor Corp. United Stationers Inc.

In the first half of fiscal 2008, Coca-Cola Enterprises Inc. accounted for approximately 20% of our total revenue.

Sales and Marketing

We primarily sell our products directly to commercial and industrial customers using a systematized multi-step process that focuses on our value proposition and provides our sales force with specific, identified tasks that govern their interactions with our customers from the point of lead generation through delivery of our products and services. We intend to significantly expand our sales force in fiscal 2008.

We also sell our products and services indirectly to our customers through their electrical contractors or distributors, or to electrical contractors and distributors who buy our products and resell them to end users as part of an installed project. Even in cases where we sell through these indirect channels, we strive to have our own relationship with the end user customer.

We also sell our products on a wholesale basis to electrical contractors and value-added resellers. We often train our value-added resellers to implement our systematized sales process to more effectively resell our products to their customers. We attempt to leverage the customer relationships of these electrical contractors and value-added resellers to further extend the geographic scope of our selling efforts.

We are implementing a joint marketing initiative with electrical contractors designed to generate additional sales. We believe these relationships will allow us to increase penetration into the lighting retrofit market because electrical contractors often have significant influence over their customers’ lighting product selections.

We have historically focused our marketing efforts on traditional direct advertising, as well as developing brand awareness through customer education and active participation in trade organizations and energy management seminars. We intend to launch an expanded advertising and marketing campaign to increase the visibility of our brand name and raise awareness of our value proposition.

Competition

The market for energy management products and services is fragmented. We face strong competition primarily from manufacturers and distributors of energy management products and services as well as electrical contractors. We compete primarily on the basis of customer relationships, price, quality, energy efficiency, customer service and marketing support.

There are a number of lighting fixture manufacturers that sell HIF products that compete with our Compact Modular product line. Some of these manufacturers also sell HID products that compete with our HIF lighting systems, including Cooper Industries, Ltd., Ruud Lighting, Inc. and Acuity Brands, Inc. These companies generally have large, diverse product lines. Many of these competitors are better capitalized than we are, have strong existing customer relationships, greater name recognition, and more extensive engineering and marketing capabilities. We also compete for sales of our HIF lighting systems with manufacturers and suppliers of older fluorescent technology in the retrofit market. Some of the manufacturers of HIF and HID products that compete with our HIF lighting systems sell their systems at a lower initial capital cost than the cost at which we sell our systems, although we believe based on our industry experience that these systems generally do not deliver the light quality and the cost savings that our HIF lighting systems deliver over the long-term.

Many of our competitors market their manufactured lighting and other products primarily to distributors who resell their products for use in new commercial, residential, and industrial construction. These distributors, such as Graybar Electric Company, Gexpro (GE Supply) and W.W. Grainger, Inc., generally have large customer bases and wide distribution networks and supply to electrical contractors.

We also face competition from companies who provide energy management services. Some of these competitors, such as Johnson Controls, Inc. and Honeywell International, provide basic systems and controls designed to further energy efficiency. Other competitors provide demand response systems that compete with our energy management systems, such as Comverge, Inc. and EnerNOC, Inc.

Intellectual Property

We have been issued 16 United States patents, and have applied for nine additional United States patents. The patented and patent pending technologies include the following:

•	Portions of our core HIF lighting technology (including our optically efficient reflector and some of our thermally efficient fixture I-frame constructions) are patented.

•	Our ballast assembly method is patent pending.

•	Our light pipe technology and its manufacturing methods are patent pending.

•	Our wireless lighting control system is patent pending.

•	The technology and methodology of our sales-type financing program is patent pending.

Our 16 United States patents have expiration dates ranging from 2015 to 2024, with slightly less than half of these patents having expiration dates of 2021 or later.

We believe that our patent portfolio as a whole is material to our business. We also believe that our patents covering certain component parts of our Compact Modular, including our thermally efficient I-frame and our optically efficient reflector, are material to our business, and that the loss of these patents could significantly and adversely affect our business, operating results and prospects. See “Risk Factors — Risks Related to Our Business — Our inability to protect our intellectual property, or our involvement in damaging and disruptive intellectual property litigation, could negatively affect our business and results of operations and financial condition or result in the loss of use of the product or service.”

Manufacturing and Distribution

We own an approximately 266,000 square foot manufacturing and distribution facility located in Manitowoc, Wisconsin. Since fiscal 2005, we have made significant investments in new equipment and in the development of our workforce to expand our internal production capabilities and increase production capacity. As a result of these investments, we are generally able to manufacture and assemble our products internally. We supplement our in-house production with outsourcing contracts as required to meet short-term production needs. We believe we have sufficient production capacity to support a substantial expansion of our business.

We generally maintain a 60-day supply of raw material and purchased component inventory. We manufacture products to order and are typically able to ship most orders within 30 days of our receipt of a purchase order. We contract with transportation companies to ship our products and we manage all aspects of distribution logistics. We generally ship our products directly to the end user.

Research and Development

Our research and development efforts are centered on developing new products and technologies, enhancing existing products, and improving operational and manufacturing efficiencies. Most recently we have focused our research and developments efforts on the development and testing of our InteLite controls and Apollo Light Pipe, and we are currently finalizing testing on our wireless control products and software. We are also in the process of developing intelligent HVAC integration controls, direct solar solutions and comprehensive lighting management software. Our research and development expenditures were $1.1 million during fiscal 2007 and $0.9 million during our fiscal 2008 first half.

Regulation

Our operations are subject to federal, state, and local laws and regulations governing, among other things, emissions to air, discharge to water, the remediation of contaminated properties and the generation, handling, storage transportation, treatment, and disposal of, and exposure to, waste and other materials, as well as laws and regulations relating to occupational health and safety. We believe that our business, operations, and facilities are being operated in compliance in all material respects with applicable environmental and health and safety laws and regulations.

State, county or municipal statutes often require that a licensed electrician be present and supervise each retrofit project. Further, all installations of electrical fixtures are subject to compliance with electrical codes in virtually all jurisdictions in the United States. In cases where we engage independent contractors to perform our retrofit projects, we believe that compliance with these laws and regulations is the responsibility of the applicable contractor.

Employees

As of September 30, 2007, we had approximately 200 full-time employees. Our employees are not represented by any labor union, and we have never experienced a work stoppage or strike. We consider our relations with our employees to be good.

Properties

We own our approximately 266,000 square foot manufacturing and distribution facility in Manitowoc, Wisconsin. We are beginning the initial planning and development of our new technology center and the expansion of our administrative offices at our manufacturing and distribution facility. We currently contemplate that our new technology center will house our research and development and sales support functions and a customer care center. We own our approximately 23,000 square foot corporate headquarters in Plymouth, Wisconsin. This facility houses our executive and corporate services offices, sales and implementation team, custom fabrication facilities and warehouse space.

Legal Proceedings

From time to time, we are subject to various claims and legal proceedings arising in the ordinary course of our business. We are not currently subject to any material litigation.

Our History and Development

At the inception of our business in 1996, we were a distributor of compact fluorescent energy-efficient lighting products for the hospitality and agricultural markets. We developed and sold a fluorescent-based lighting fixture for agricultural applications under the Orion brand name in the late 1990s. Beginning in 2000, we began development of a high-performance lighting fixture for application in commercial and industrial facilities. In December 2001, we began manufacturing our HIF fixtures and sold our first Orion brand energy-efficient lighting fixture by marketing directly to end-users. In early fiscal 2005, we significantly expanded our production capabilities with the acquisition and equipping of our manufacturing center in Manitowoc. In fiscal 2005 and 2006, we focused on significantly increasing our sales volumes, particularly to Fortune 500 companies. We stopped serving as a distributor of products manufactured by others in 2001.

MANAGEMENT

Executive Officers and Directors

The following table sets forth information as of September 30, 2007 regarding our current executive officers and directors:

Name	Age	Position

Neal R. Verfuerth	48	President, Chief Executive Officer and Director
Daniel J. Waibel	47	Chief Financial Officer and Treasurer
Michael J. Potts	43	Executive Vice President and Director
Eric von Estorff	42	Vice President, General Counsel and Secretary
Patricia A. Verfuerth	48	Vice President of Operations
John H. Scribante	42	Senior Vice President of Business Development
Erik G. Birkerts	40	Vice President of Strategic Initiatives
Thomas A. Quadracci	59	Chairman of the Board
Diana Propper de Callejon	44	Director
James R. Kackley	65	Director
Eckhart G. Grohmann	71	Director
Patrick J. Trotter	52	Director

The following biographies describe the business experience of our executive officers and directors:

Neal R. Verfuerth has been our president and a director since 1998, and our chief executive officer since 2005. He co-founded our company in 1996 and served until 1998 as our vice president. From 1993 to 1996, he was employed as director of sales/marketing and product development of Lights of America, Inc., a manufacturer and distributor of compact fluorescent lighting technology. Prior to that time, Mr. Verfuerth served as president of Energy 2000/Virtus Corp., a solar heating and energy efficient lighting business. Mr. Verfuerth has invented many of our products, principally our Compact Modular energy efficient lighting system, and other related energy control technologies used by our company. He is married to our vice president of operations, Patricia A. Verfuerth.

Daniel J. Waibel has been our chief financial officer and treasurer since 2001. Mr. Waibel has over 19 years of financial management experience, and is a certified public accountant and a certified management accountant. From 1998 to 2001, he was employed by Radius Capital Partners, LLC, a venture capital and business formation firm, as a principal and chief financial officer. From 1994 through 1998, Mr. Waibel was chief financial officer of Ryko Corporation, an independent recording music label. From 1992 to 1994, Mr. Waibel was controller and general manager of Chippewa Springs, Ltd., a premium beverage company. From 1990 to 1992, Mr. Waibel was director of internal audit for Musicland Stores Corporation, a music retailer. Mr. Waibel was employed by Arthur Andersen, LLP from 1982 to 1990 as an audit manager.

Michael J. Potts has been our executive vice president since 2003 and has served as a director since 2001. Mr. Potts joined our company as our vice president — technical services in 2001. From 1988 through 2001, Mr. Potts was employed by Kohler Co., one of the world’s largest manufacturers of plumbing products. From 1990 through 1999 he held the position of supervising engineer — energy in Kohler’s energy and utilities department. In 2000, Mr. Potts assumed the position of supervisor — energy management group of Kohler’s entire corporate energy portfolio, as well as the position of general manager of its natural gas subsidiary. Mr. Potts is licensed as a professional engineer in Wisconsin.

Eric von Estorff has been our vice president, general counsel and secretary since 2003. From 1997 to 2003, Mr. von Estorff was employed as corporate counsel and corporate secretary of Quad/Graphics, Inc. one of the United States’ largest commercial printing companies, where he concentrated in the areas of acquisitions and strategic combinations, complex contracts and business transactions, finance and lending agreements, real estate and litigation management. Prior to his employment at Quad/Graphics, Inc., Mr. von Estorff was associated with a Milwaukee, Wisconsin-based law firm from 1994 to 1997.

Patricia A. Verfuerth has been our vice president of operations since 1997 and served as corporate secretary of our company from 1998 through mid-2003. Ms. Verfuerth was employed by Lights of America, Inc., a manufacturer and distributor of compact fluorescent lighting technology, from 1991 to 1997. At Lights of America, Inc., Ms. Verfuerth was responsible for recruiting and training of staff and as liaison to investor-owned utilities for their residential demand side management initiatives. From 1989 to 1992, she was operations manager for Energy 2000/Virtus Corp, a solar heating and energy efficient lighting business. She is married to our president and chief executive officer, Neal R. Verfuerth.

John H. Scribante has been our senior vice president of business development since 2007. Mr. Scribante served as our vice president of sales from 2004 until 2007. Prior to joining our company, Mr. Scribante co-founded and served as chief executive officer of Xe Energy, LLC, a distribution company that specialized in marketing energy reduction technologies, from 2003 to 2004. From 1996 to 2003, he co-founded and served as president of Innovize, LLC, a company that provided outsourcing services to mid-market manufacturing companies.

Erik G. Birkerts has been our vice president of strategic initiatives since March 2007. Mr. Birkerts founded and served as president of The Prairie Partners Group LLC, a business strategy consulting firm that worked with Fortune 500 and middle-market companies to create sales strategies, from 2000 through February 2007. Mr. Birkerts was the general manager of strategic development for Network Commerce, a technology company, from 1999 to 2000. From 1997 to 1999, he was a management consultant with Frank Lynn & Associates, a marketing consulting firm. Mr. Birkerts also worked as a bank examiner with the Federal Reserve Bank of New York from 1989 to 1994.

Thomas A. Quadracci has served as chairman of our board since 2006. Mr. Quadracci was executive chairman of Quad/Graphics, Inc., one of the United States’ largest commercial printing companies that he co-founded in 1971, until January 1, 2007, where he also served at various times as executive vice president, president and chief executive officer, and chairman and chief executive officer. Mr. Quadracci also founded and served as President of Quad/Tech, Inc., a manufacturer and marketer of industrial controls, until 2002.

Diana Propper de Callejon has served as a director since January 2007. Since 2003, Ms. Propper de Callejon has been a general partner of Expansion Capital Partners, LLC, a venture capital firm focused on investing in clean technologies. Prior to joining Expansion Capital Partners, LLC, Ms. Propper de Callejon co-founded and was managing director of EA Capital, a financial services firm focused on clean technologies. Ms. Propper de Callejon is currently the managing member of Expansion Capital Partners II — General Partner, LLC, the general partner of Expansion Capital Partners II, LP, the general partner of Clean Technology Fund II, LP, which is one of our principal shareholders. See “Principal and Selling Shareholders.” She is also a director and member of the compensation committee of Tiger Optics, LLC, an optical sensors company that is a portfolio company of Clean Technology Fund II, LP., and ConsumerPowerline, a provider of demand response and energy management solutions.

James R. Kackley has served as a director since 2005.  Mr. Kackley practiced as a public accountant for Arthur Andersen, LLP from 1963 to 1999. From 1974 to 1999, he was an audit partner for the firm. In addition, in 1998 and 1999, he served as chief financial officer for Andersen Worldwide. From June 1999 to May 2002, Mr. Kackley served as an adjunct professor at the Kellstadt School of Management at DePaul University. Mr. Kackley serves as a director, a member of the executive committee and the audit committee chairman of Herman Miller, Inc., as a recent director and a member of the nominating and governance committee and the audit committee of Ryerson, Inc. prior to its sale, and as a director and member of the management resources and compensation committee and audit committee of PepsiAmericas, Inc.

Eckhart G. Grohmann has served as a director since 2004. Mr. Grohmann is president and chairman of Aluminum Casting & Engineering Co., Inc., an aluminum foundry company with over 300 employees. Mr. Grohmann is currently serving as a director of the Wisconsin Cast Metals Association and previously served as the Wisconsin president and national director of the American Foundrymen’s Society. Mr. Grohmann has also served as a regent of the Milwaukee School of Engineering since 1990.

Patrick J. Trotter has served as a director since 1996. From 1998 to 2006, Mr. Trotter served as chairman of our board of directors. From our inception to 1998, he was president of our company. Mr. Trotter is currently president of Health Solutions, Ltd, a national health care consulting company. He has over 30 years of senior leadership experience in the American health care system and holds a masters degree in health care administration. Mr. Trotter is a fellow in the American College of Healthcare Executives.

Our executive officers are elected by, and serve at the discretion of, our board of directors.

Board of Directors

Our board of directors immediately following closing of this offering will consist of seven members divided into three classes, with each class holding office for staggered three-year terms. Upon expiration of the term of a class of directors, directors of that class will be elected for three-year terms at the annual meeting of shareholders in the year in which their term expires. Following the closing of this offering, the terms of office of the Class I directors, consisting of Ms. Propper de Callejon and Messrs. Quadracci and Potts, will expire upon our 2008 annual meeting of shareholders. The terms of office of the Class II directors, consisting of Messrs. Trotter and Grohmann, will expire upon our 2009 annual meeting of shareholders. The terms of office of the Class III directors, consisting of Messrs. Kackley and Verfuerth, will expire upon our 2010 annual meeting of shareholders.

Our amended and restated bylaws immediately following closing of this offering will provide that any vacancies in our board of directors and newly-created directorships may be filled for their remaining terms only by our remaining board of directors and the authorized number of directors may be changed only by our board of directors.

Ms. Propper de Callejon and Messrs. Quadracci, Trotter, Kackley and Grohmann are independent directors under the independence standards applicable to us under Nasdaq Global Market rules.

Board Committees

Our board of directors has established an audit and finance committee, a compensation committee and a nominating and corporate governance committee. Our board may establish other committees from time to time to facilitate our corporate governance.

Our audit and finance committee is comprised of Messrs. Kackley, Trotter and Grohmann. Mr. Kackley chairs the audit and finance committee and is an audit committee financial expert, as defined under SEC rules implementing Section 407 of Sarbanes-Oxley. The principal responsibilities and functions of our audit and finance committee are to (i) oversee the reliability of our financial reporting, the effectiveness of our internal control over financial reporting, and the independence of our internal and external auditors and audit functions and (ii) oversee the capital structure of our company and assist our board of directors in assuring that appropriate capital is available for operations and strategic initiatives. In carrying out its accounting and financial reporting oversight responsibilities and functions, our audit and finance committee, among other things, oversees and interacts with our independent auditors regarding the auditors’ engagement and/or dismissal, duties, compensation, qualifications and performance; reviews and discusses with our independent auditors the scope of audits and our accounting principles, policies and practices; reviews and discusses our audited annual financial statements with our independent auditors and management; and reviews and approves or ratifies (if appropriate) related party transactions. Our audit and finance committee also is directly responsible for the appointment, compensation, retention and oversight of our independent auditors. Our audit and finance committee meets the requirements for independence under the current Nasdaq Global Market and SEC rules, as Messrs. Kackley, Trotter and Grohmann are independent directors for such purposes.

Our compensation committee is comprised of Ms. Propper de Callejon and Messrs. Quadracci, Trotter and Grohmann, with Mr. Quadracci acting as the chair. The principal functions of our compensation committee include (i) administering our incentive compensation plans; (ii) establishing performance criteria for, and evaluating the performance of, our executive officers; (iii) annually setting salary and other compensation for our executive officers; and (iv) annually reviewing the compensation paid to our non-employee directors. Our compensation committee meets the requirements for independence under the current Nasdaq Global Market and SEC rules, as Ms. Propper de Callejon and Messrs. Quadracci, Trotter and Grohmann are independent directors for such purposes.

Our nominating and corporate governance committee is comprised of Messrs. Grohmann, Kackley and Quadracci, with Mr. Grohmann acting as the chair. The principal functions of our nominating and corporate governance committee are, among other things, to (i) establish and communicate to shareholders a method of recommending potential director nominees for the committee’s consideration; (ii) develop criteria for selection of director nominees, (iii) identify and recommend persons to be selected by our board of directors as nominees for election as directors; (iv) plan for continuity on our board of directors; (v) recommend action to our board of directors upon any vacancies on the board; and (vi) consider and recommend to our board other actions relating to our board of directors, its members and its committees. Our nominating and corporate governance committee meets the requirements for independence under the current Nasdaq Global Market and SEC rules, as Messrs. Grohmann, Kackley and Quadracci are independent directors for such purposes.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

This compensation discussion and analysis describes the material elements of compensation awarded to, earned by, or paid to each of our named executive officers, whom we refer to as our “NEOs,” during fiscal 2007 and describes our policies and decisions made with respect to the information contained in the following tables, related footnotes and narrative for fiscal 2007. We also describe actions regarding compensation taken before or after fiscal 2007 when it enhances the understanding of our executive compensation program, particularly with respect to our executive and director compensation programs that will be effective upon the closing of this offering.

Overview of Our Executive Compensation Philosophy and Design

We believe that a skilled, experienced and dedicated senior management team is essential to the future performance of our company and to building shareholder value. We have sought to establish competitive compensation programs that enable us to attract and retain executive officers with these qualities. The other objectives of our compensation programs for our executive officers are the following:

•	to motivate our executive officers to achieve strong financial performance, particularly sales, profitability growth and increased shareholder value;

•	to provide stability during our development stage; and

•	to align the interests of our executive officers with the interests of our shareholders.

In light of these objectives, we have sought to reward our NEOs for achieving performance goals, creating value for our shareholders, and for loyalty to our company. We also seek to reward initiative, innovation and creation of new products, technologies, business methods and applications since we believe our continued success depends in part on our ability to continue to create new competitive products and services.

Effective upon the closing of this offering, our compensation committee intends to follow a philosophy that will generally establish overall total direct compensation, consisting of base salary, annual cash bonus and long-term equity incentive compensation, for our executives at levels that equal or exceed the median level for similarly situated executives at comparable public companies in order to attract, retain and motivate highly-qualified, entrepreneurial and growth-oriented executives who will drive the creation of shareholder value. In the case of individual executives whom we deem to be key contributors to our current and future performance, our compensation committee believes that we should, as a public company, target their total direct compensation (and/or individual components thereof) at relative levels that equal or exceed the 75th percentile level for similarly situated executives at comparable public companies.

We may make exceptions to the foregoing general philosophy, including as it may apply to the determination of any and/or all of the relative base salaries, annual cash bonuses, long-term incentive compensation and/or total direct compensation of our executives, for outstanding contributions to the overall success of our company and the creation of shareholder value, as well as in cases where it may be necessary or advisable to attract and/or retain executives who our compensation committee believes are or will be key contributors to creating and sustaining shareholder value, as determined by our compensation committee based on the recommendations of our chief executive officer (in all cases other than our chief executive officer’s own compensation).

Setting Executive Compensation

Our board of directors, our compensation committee and our chief executive officer each play a role in setting the compensation of our NEOs. Our board of directors appoints the members of our compensation committee and delegates to the compensation committee the direct responsibility for overseeing the design and administration of our executive compensation program. Our compensation committee currently is comprised of Ms. Propper de Callejon and Messrs. Quadracci, Trotter and Grohmann, each of whom is an “outside director” for purposes of Section 162(m) of the Internal

Revenue Code of 1986, as amended, or IRC, and a “non-employee director” for purposes of Rule 16b-3 under the Exchange Act.

During fiscal 2007 and in previous years, our compensation committee’s role was limited to setting compensation for, and negotiating employment agreements with, our chief executive officer, and to determining and approving equity awards for all of our NEOs. Historically, our chief executive officer set base salaries and performance targets, to the extent applicable, for our executive officers other than himself, including the base salary of his wife, who is our vice president of operations. Our chief executive officer also negotiated employment agreements with those executive officers who entered into such agreements, and made recommendations to our compensation committee concerning equity awards for our executive officers other than himself, including his wife. For fiscal 2008 and future years, our compensation committee will have primary responsibility for, among other things, determining our compensation philosophy, evaluating the performance of our executive officers, setting the compensation and other benefits of our executive officers, and administering our incentive compensation plans. Our chief executive officer will make recommendations to our compensation committee regarding the compensation of other executive officers, including his wife, and may attend meetings of our compensation committee at which our compensation committee considers the compensation of other executives.

Holders of our Series C preferred stock have had, and holders of our Series C preferred stock and the Convertible Notes currently have, a potential role in determining compensation of our NEOs. Under certain of the agreements governing their investments prior to August 3, 2007, we were not permitted to increase materially the salary, bonuses, benefits or other compensation of our management without prior written consent from the holders of a majority of our Series C preferred stock. Currently, we are not permitted to increase materially the salary, bonuses, benefits or other compensation of our management without prior written consent from the holders of a majority of our Series C preferred stock and our Convertible Notes. We regularly provide information relating to the compensation of our executive officers to GEEFS, which owns indirectly a majority of the Convertible Notes, and Ms. Propper de Callejon, who is associated with Clean Technology, which owns a majority of our Series C preferred stock, and is a member of our compensation committee. All of these contractual obligations will terminate upon the automatic conversion of Series C preferred stock and Convertible Notes into common stock upon the closing of this offering.

For fiscal 2007, we did not engage in a formal benchmarking process for our compensation programs for NEOs. We based compensation levels on the collective experience of the members of our compensation committee and our chief executive officer, their business judgment and our experiences in recruiting and retaining executives. In anticipation of our becoming a public company and to develop our executive compensation program that will take effect upon the closing of this offering, our compensation committee engaged Towers Perrin, a nationally-recognized compensation consulting firm, to provide recommendations and advice on our executive and director compensation programs to benchmark our NEOs’ and directors’ compensation, to provide advice on change-of-control severance provisions, and to provide advice regarding initial public offering bonuses for our NEOs.

Pursuant to its engagement, Towers Perrin provided our compensation committee with certain benchmarking data for salaries, annual bonuses, long-term incentive compensation, total direct compensation, IPO bonuses, and non-employee director and independent chairman of the board compensation. In compiling the benchmarking data, Towers Perrin relied on the Towers Perrin 2007 Long-Term Incentive Survey, the Towers Perrin 2007 Executive Compensation Survey, the Watson Wyatt 2006/2007 Top Management Compensation Survey and the Watson Wyatt 2007/2008 Middle Management Compensation Survey. To approximate our labor market, Towers Perrin used market results corresponding to the 96 participating companies in the surveys who are in the electrical equipment and supplies industry or, to the extent such results were not available for a position, results corresponding to participating companies in the durable goods manufacturing industry. Towers Perrin used regression analysis to adjust the survey data to compensate for differences among the revenue sizes of the companies in the survey and our revenue size. The following is a list of the 96 participating companies in the surveys as provided to us by Towers Perrin:

Acuity Brands Inc.
ADC Telecommunications
Adtran Incorporated
Advanced Micro Devices
Agere Systems Inc.
American Power Conversion CP

American Superconductor
Ametek Inc
Amphenol Corp.
Analog Devices
Andrew Corporation
Applied Materials Inc.
Arrow Electronics Inc.
Asco – Value
Atlantic Scientific Corp
Atmel Corp.
Audiovox Corp — CL A
Avnet Inc.
Basler Electric Company
Bell Microproducts Inc.
Brightpoint Inc.
Broadcom Corp.
BSH Home Appliances Corp
Ceridian Corp.
Chamberlain Group Inc
Cisco Systems Inc.
Cobra Electronics Corporation
CommScope Inc
Corning Inc.
CTS Corporation
Dell Inc.
Diebold Inc.
Directed Electronics Inc
Electrolux Home Products
EMC Corp/Ma
Energizer Holdings Inc.
Fairchild Semiconductor Intl.
Fargo Electronics
Gateway Inc.
General Electric Co.
Harman International
Harris Corp.
Hewlett Packard Co.
Hitachi
Hubbell Inc.
Hutchinson Technology Inc
Ikon Office Solutions
Ingram Micro Inc.
In-Sink-Erator
Intel Corp.
Intl Business Machines Corp.
Jabil Circuit Inc
Kyocera America Inc
L-3 Communications Hldgs Inc.
Lab Volt System
Lanier Worldwide Inc
Lexmark Intl Inc. -CL A
LSI Logic Corp
Lucent Technologies Inc.
Lutron Electronics
Maxtor Corp.
Maytag Corporation
Microdynamics
Micron Technology Inc.
Molex Inc.
Motorola Inc.
National Semiconductor Corp
Nvidia Corp.
Panasonic
Panduit Corporation
Pitney Bows Inc.
Plexus Corp
Preformed Line Products Co
Prestolite Wire Corporation
Nogales
Qualcomm Inc.
Ricoh Electronics Inc
Rimage Corporation
Rockwell Automation
Rockwell Collins Inc.
Sanmina SCI Corp.
Schneider Electric NA
Sharp Electronics Corporation
A.O. Smith Corp.
Solectron Corp.
Sony Corporation of America
St. Jude Medical Inc.
Sun Microsystems
Symbol Technologies
Texas Instruments Inc.
The Lamson & Sessions Company
Thermo Electron Corp
Thomas & Betts Corp.
Tyco Electronics
Universal Lighting Technology
Western Digital Corp.
Zebra Technologies Corporation

Our compensation committee also specifically benchmarked the salaries, annual bonuses, long-term incentive compensation, total direct compensation, perquisites and IPO bonuses paid to named executive officers at the following industry peer group companies deemed potentially comparable to our company: Color Kinetics, Inc., Comverge, Inc., Echelon Corp., EnerNOC, Inc. and First Solar, Inc. Our compensation committee considered this industry peer group benchmarking data, along with the Towers Perrin benchmarking data, in connection with the proposed changes to our executive compensation programs described below, which will become effective upon the closing of this offering. The benchmarking data for these specifically identified peer group companies was substantially identical to the Towers Perrin benchmarking data.

Changes to Executive Compensation in Connection with Our Initial Public Offering

In fiscal 2008, in connection with, and subject to the closing of, this offering, we have implemented several changes to our executive compensation programs and policies, with the goal of establishing executive compensation programs and policies appropriate for a public company. The changes include the following:

•	We are in the process of entering into proposed new, standardized employment agreements with our NEOs that will become effective upon the closing of this offering. Our NEOs have not signed the new employment agreements to date. Among other things, the new employment agreements do the following:

•	Specify the executive’s position, base salary for fiscal 2008 and fiscal 2009 and incentive and benefit plan participation during the specified term;

•	Provide that our board of directors or our compensation committee may increase the executive’s base salary from time to time in its discretion;

•	Specify the term of employment under the agreement and that the term will automatically renew unless either party gives written notice in advance of the expiration of the term;

•	Provide for employment protections and severance benefits in the event of certain terminations, and for enhanced protections and benefits following a change of control; and

•	Except in the case of our chief executive officer, provide for assignment of inventions and technical or business innovations developed by the NEO while employed by us. As described below, we are continuing our chief executive officer’s current arrangement with respect to his intellectual property work product. See “— Elements of Compensation — Retirement and Other Benefits.”

Our compensation committee’s goals in proposing the new employment agreements were to secure and retain our executive officers and to ensure stability and structure during our development stage, particularly as a new public company. These employment agreements will replace the existing employment agreements we have with certain of our NEOs. We discuss the terms of the new employment agreements below under “— Payments Upon Termination or Change of Control — New Employment Agreements.”

•	We have established new base salaries for our NEOs effective for fiscal 2009, as described below under “Base Salary.”

•	We have amended and restated our 2004 Equity Incentive Plan, which will be renamed the Orion Energy Systems, Inc. 2004 Stock and Incentive Awards Plan. Among other things, the amendment and restatement does the following:

•	Increases the shares available under the plan from 1.0 million to 3.5 million shares;

•	Replaces the authority of our chief executive officer to make grants of awards with the ability of our board of directors to delegate to another committee of the board, including a committee comprised solely of our chief executive officer, the ability to make grants of awards, subject to various restrictions and limitations on such delegated authority;

•	Expands the list of performance goals that may be used for IRC Section 162(m) awards;

•	Permits the grant of annual and long-term cash bonus awards for IRC Section 162(m) purposes;

•	Includes a provision requiring that awards be adjusted in certain circumstances, such as in the event of a stock split, to avoid potential adverse accounting consequences;

•	Imposes a 10-year limit on the term of a stock option;

•	Permits cashless exercises of stock options through a broker-dealer;

•	Adds restricted stock units as a form of award available under the plan;

•	Caps the amount of an award that may vest or be paid upon a change of control to the extent needed to preserve our deduction under the IRC “excess parachute payment” rules;

•	Permits awards to be assumed under the plan in the event we acquire another entity;

•	Prohibits the repricing or backdating of stock options and stock appreciation rights; and

•	Expands the list of plan provisions that may be amended only with shareholder approval.

•	We have revised and amended our compensation committee charter to reflect our compliance with current rules and guidelines of the Nasdaq Global Market, the Exchange Act, and Sarbanes Oxley.

•	We have implemented a cash bonus program contingent upon the closing of this offering and, in the case of our chief executive officer, also upon the post-offering price performance of our common stock, which is described below under “Short-Term Cash Bonus Incentive Compensation and Other Cash Bonus Compensation.”

•	Our compensation committee has recommended that our board of directors adopt stock ownership guidelines for our executive officers and non-employee directors.

•	Our compensation committee has recommended that our board of directors adopt a new compensation program for our non-employee directors.

Elements of Compensation

Our current compensation program for our NEOs consists of the following elements:

•	Base salary;

•	Short-term incentive cash bonus compensation and other cash bonus compensation;

•	Long-term equity incentive compensation; and

•	Retirement and other benefits.

Base Salary

Prior to the Closing of this Offering

We pay our NEOs a base salary to compensate them for services rendered and to provide them with a steady source of income for living expenses throughout the year. In the past, we set the base salaries of our NEOs initially through an arm’s-length negotiation with each individual executive during the hiring process, and based upon the individual’s level of responsibility and our assessment of the individual’s experience, skills and knowledge. Currently, as in previous fiscal years, we generally pay lower base salaries than what we believe our competitors may pay for similar positions, based on our compensation committee’s experience in our industry and general knowledge, and offer what our compensation committee believes to be comparatively higher levels of long-term equity-based incentive compensation in order to link pay with performance and with the creation of shareholder value.

Our chief executive officer and our compensation committee review the base salaries of our NEOs (other than our chief executive officer) for potential increases once per year. Our chief executive officer recommends changes in base salaries, and our compensation committee accepts, modifies or rejects our chief executive officer’s recommendation, based upon various factors, including the individual NEO’s experience, level of responsibility, skills, knowledge, base salary in prior years, contributions to our company in prior years and compensation received through elements other than base salary. Pursuant to the terms of our chief executive officer’s existing employment agreement, his base salary is subject to a guaranteed increase of 8% each year, so the compensation committee did not review his base salary for potential increases in fiscal 2008 along with the other NEOs. Under the terms of our proposed new employment agreement with our chief executive officer, the compensation committee may increase our chief executive officer’s base salary from time to time in its discretion, and there is no guaranteed annual increase in his salary.

In fiscal 2007, we increased the base salary of Mr. Scribante from $135,000 to $150,000 in recognition of his increasing responsibilities, including leadership of our sales function, which was significantly responsible for a substantial part of our increased revenue in fiscal 2007, development of internal sales tracking tools, responsibility for an increasing number of national accounts, and in recognition of his experience, knowledge, skill and past and expected future contributions to our company. In fiscal 2007, we also increased Mr. Verfuerth’s base salary by 8%, from $250,000 to $270,000 and, effective at the beginning of fiscal 2008, we increased Mr. Verfuerth’s base salary from $270,000 to $291,600, in each case pursuant to the terms of his existing employment agreement. In fiscal 2008, we increased the base salaries of Ms. Verfuerth and Messrs. Waibel and Potts by $15,000 each, to $165,000. We increased Ms. Verfuerth’s base salary in light of the length of time since her base salary had last been adjusted and her increasing responsibilities associated with our growth, including her oversight of increasingly significant transactions with vendors and complex scheduling and production issues. We increased Mr. Waibel’s base salary in light of the length of time since his base salary had last been adjusted and his increasing responsibilities associated with our growth, including his oversight of the growing capital needs of our company. We increased Mr. Potts’s base salary in light of the length of time since his base salary had last been adjusted and his increasing responsibilities associated with our growth, including his oversight of the formalization and systematization of our company’s management procedures and processes.

As a Public Company

Our compensation committee believes that, as a public company, annual base salaries for our executives should generally be established at a relative level that is equal to or exceeds the median level for similarly situated executives at comparable public companies. In the case of individual executives who are deemed to be key contributors to our current and future performance, we believe that, as a public company, we should establish annual base salaries at a relative level that equals or exceeds the 75th percentile for similarly situated executives at comparable public companies. These general philosophies and relative target levels are subject to exceptions based on the judgment of our compensation committee in order to further reward and incentivize outstanding key contributors to our current and future performance, as well as in cases where it may be necessary or advisable to attract and/or retain executives who our compensation committee believes are or will be key contributors to creating and sustaining shareholder value, as determined by our compensation committee based on the recommendations of our chief executive officer (in all cases other than our chief executive officer’s own compensation).

For fiscal 2009, subject to the closing of this offering, our compensation committee has approved the following base salaries for our currently serving NEOs:

Name and Position	Base Salary ($)

Neal R. Verfuerth
President and Chief Executive Officer	460,000
Daniel J. Waibel
Chief Financial Officer & Treasurer	225,000
John H. Scribante
Senior Vice President of Business Development	225,000
Michael J. Potts
Executive Vice President	225,000
Patricia A. Verfuerth
Vice President of Operations	175,000

Our compensation committee based the fiscal 2009 salaries on the recommendations of our chief executive officer (other than our chief executive officer’s base salary), the benchmarking data provided by Towers Perrin, data relating to the industry peer group companies described above, and our compensation committee’s views of the relative contributions of the NEOs to our company’s current and future performance. Mr. Verfuerth’s base salary for fiscal 2009 was established at the 75th percentile of the benchmarking data for chief executive officers provided by Towers Perrin and is higher than the base salaries of our other NEOs due in part to our use of benchmarking data, which indicates that chief executive officers typically receive higher base salaries than other executive officers in their organizations, and in part to our compensation committee’s recognition of Mr. Verfuerth’s critical importance to our company and his key role in our past performance and our future performance. We established the fiscal 2009 base salaries of Mr. Potts and Ms. Verfuerth at approximately the median level for similarly-situated executives based on the benchmarking data provided by Towers Perrin. We set the base salaries of Messrs. Waibel and Scribante for fiscal 2009 at a level higher than the 75th percentile of the benchmarking data provided by Towers Perrin based on the recommendation of our chief executive officer and our compensation committee’s view that Messrs. Waibel and Scribante are key contributors to our company’s current and future performance. Since we believe that each of Messrs. Potts, Waibel and Scribante are equally important to our company, we set Mr. Waibel’s and Mr. Scribante’s respective base salaries at a level that is $5,000 and $90,000 above their applicable 75th percentile benchmark so that their base salaries would be equal to Mr. Potts’ fiscal 2009 base salary.

Short-Term Cash Bonus Incentive Compensation and Other Cash Bonus Compensation

Prior to the Closing of this Offering

In fiscal 2007, we provided certain of our NEOs with performance-based cash incentive bonus opportunities to provide them with competitive compensation packages and to reward achievement of our performance objectives. We also granted discretionary cash bonuses to other NEOs to reward them for high levels of individual performance during fiscal 2007. The NEOs who participated in performance-based cash incentive bonus opportunities in fiscal 2007 were Messrs. Verfuerth, Scribante and Wadman, and the NEOs who received discretionary cash bonuses were Ms. Verfuerth and Messrs. Waibel and Potts.

We provided Mr. Verfuerth’s bonus opportunity pursuant to his employment agreement, and established the performance measures and targets applicable to the bonus opportunity at the time we entered into his agreement in fiscal 2006. Under his agreement, Mr. Verfuerth’s bonus opportunity for fiscal 2007 was tied to achievement of the following company-wide financial performance targets, which were calculated in accordance with GAAP, to the extent applicable, and with the related bonus payments based on a percentage of his base salary for fiscal 2007: (i) a revenue target of $70 million, which corresponded to a potential bonus payment of 35% of base salary; (ii) an EBITDA target of $12 million, which corresponded to a potential bonus payment of 35% of base salary; (iii) a capital raising target of $20 million, which corresponded to a potential bonus payment of 15% of base salary; and (iv) a share price target of $10 per share, which corresponded to a potential bonus payment of 15% of base salary.

Our compensation committee based Mr. Verfuerth’s target performance levels on our business plan, setting the targets at what it considered a “stretch” level at the time of grant. Our compensation committee viewed achievement of 75% of the designated targets as more likely to be achieved than target performance. Our compensation committee selected the four performance metrics described above as appropriate measures of key elements of our company’s financial performance that were consistent with the overall goals and objectives of our executive compensation program. The committee allocated Mr. Verfuerth’s bonus potential among the metrics seeking to balance metrics relating to growth and profitability in order to reflect the relative importance of each metric to what the committee considered the desired performance of our company consistent with our executive compensation philosophy.

If we had achieved target performance for all of the measures, Mr. Verfuerth would have been eligible to receive a cash bonus equal to 100% of his base salary for fiscal 2007. Our compensation committee viewed a target payout of 100% of base salary as appropriate for Mr. Verfuerth as part of a competitive compensation package and in light of his skills, experience, past performance and expected contributions to our company in the future. Mr. Verfuerth’s employment agreement also specified that our board had discretion to award a bonus ranging from 0% to 60% of the amount due for target performance related to any measure for which we achieved performance equal to 75% or more of the specified target.

Any short-term incentive compensation earned by Mr. Verfuerth could, under the terms of his existing employment agreement, be paid in cash, equity or a combination of the two, as determined by our board in consultation with Mr. Verfuerth. We did not achieve 75% or more of any of the specified performance targets in fiscal 2007, so Mr. Verfuerth did not receive a bonus payment for fiscal 2007.

Mr. Scribante’s existing employment agreement provided for a bonus of up to 100% of his base salary if our company achieved $70 million in revenue for fiscal 2007. The agreement also specified that our board had discretion to award a bonus, ranging from 0% to 60% of Mr. Scribante’s base salary, if we achieved performance equal to 75% or more of the revenue target. We set Mr. Scribante’s target payout at 100% of his base salary to provide competitive compensation and in view of the importance of his position to our growth strategies. We did not achieve 75% or more of the revenue target for fiscal 2007. However, in view of Mr. Scribante’s significant contributions in fiscal 2007 to the performance of our company, including his contributions to our revenue growth in fiscal 2007, his development of substantial national account opportunities and his importance to our continued performance, our compensation committee authorized a discretionary cash bonus to be paid to Mr. Scribante. Our compensation committee based the amount of Mr. Scribante’s bonus, which was $50,000, on our chief executive officer’s subjective evaluation of Mr. Scribante’s contributions to our company’s performance in fiscal 2007 and our chief executive officer’s corresponding recommendations.

Our compensation committee also awarded discretionary cash bonuses of $20,000 each to Ms. Verfuerth and Messrs. Waibel and Potts in light of their high levels of performance and significant contributions to our company in fiscal 2007. Our compensation committee based the amounts of these bonuses on our chief executive officer’s subjective evaluation of the recipients’ contributions to our company’s performance in fiscal 2007 and his corresponding recommendation.

Mr. Wadman was eligible under the terms of his employment agreement for a bonus equal to 30% of his base salary based on achievement of the same performance targets applicable to Mr. Verfuerth’s bonus opportunity. Because those targets were not achieved, Mr. Wadman did not receive any bonus payment for fiscal 2007. Mr. Wadman’s employment with us ended on February 19, 2007. We describe the terms of his separation agreement below under “— Payments upon Termination or Change of Control.”

As a Public Company

Following completion of this offering, as a public company, we intend our annual cash bonus program to reward executives with annual cash bonuses based on a broad combination of factors, including our financial performance and the executive’s individual performance. Our compensation committee believes that an executive’s annual cash performance bonus potential should generally be established at a relative level that is equal to or exceeds the median level for similarly situated executives at comparable public companies. In the case of individual executives who are deemed to be key contributors to our company’s current and future performance, our compensation committee believes we should establish potential annual cash bonus amounts at a level that equals or exceeds the 75th percentile for similarly situated executives at comparable public companies. This general philosophy is subject to exceptions based on the judgment of our compensation committee in order to further reward and incentivize outstanding key contributors to our company’s current and future performance, as well as in cases where it may be necessary or advisable to attract and/or retain executives who our compensation committee believes are or will be key contributors to creating and sustaining shareholder value, as determined by our compensation committee based on the recommendations of our chief executive officer (in all cases other than our chief executive officer’s compensation).

For fiscal 2008, consistent with this philosophy, and based on the recommendations of Towers Perrin, our compensation committee has approved an Executive Fiscal Year 2008 Annual Cash Incentive Program under our 2004 Stock and Incentive Awards Plan. This program, which we refer to as our “Cash Incentive Program,” will become effective upon the closing of this offering. Our compensation committee set payout ranges for our NEOs, expressed as a percentage of fiscal 2008 base salary, as follows:

Approximate Fiscal
2008 Bonus Range
(% of Fiscal 2008 Base
Name and Position	Salary)

Neal R. Verfuerth
President and Chief Executive Officer	75-125
Daniel J. Waibel
Chief Financial Officer & Treasurer	29-49
John H. Scribante
Senior Vice President of Business Development	30-50
Michael J. Potts
Executive Vice President	29-49
Patricia A. Verfuerth
Vice President of Operations	23-38

Our compensation committee established these bonus ranges at a level such that they are centered near the median of the target annual bonuses indicated by the benchmarking data described above for each of our NEOs, other than Messrs. Verfuerth, Waibel and Scribante. For Messrs. Verfuerth and Waibel, our compensation committee established ranges centered at the 75th percentile, and for Mr. Scribante at 60% above the 75th percentile, of base salary indicated by the benchmarking data, because our compensation committee (i) views Messrs. Verfuerth, Waibel and Scribante as key contributors to our company’s current and future performance and (ii) desired each of Messrs. Waibel and Scribante to be entitled to approximately the same bonus opportunity as Mr. Potts because of their equivalent relative importance to our company. The final bonus payout amounts payable to our NEOs under our Cash Incentive Program, if any, will be determined in our compensation committee’s subjective judgment based on a range of fiscal 2008 financial performance guidelines and each NEO’s individual performance for fiscal 2008, and may be higher or lower than the ranges shown in the table above. Our compensation committee has not yet established fiscal 2008 individual performance goals for our NEOs. The range of fiscal 2008 financial performance-based bonus guidelines under our Cash Incentive Program will begin if we achieve a minimum of 1 1/4 times our fiscal 2007 revenue and/or 3 1/4 times our fiscal 2007 operating income, and will correspondingly increase on a pro rata basis up to a maximum of 1 2/3 times those initial measures. We established this range of financial performance guidelines based on our financial performance during the first half of fiscal 2008 compared to the first half of fiscal 2007. These measures were established solely for the purpose of qualifying our NEOs and other executive officers for fiscal 2008 cash bonuses under our Cash Incentive Program. These financial performance measures do not represent our performance expectations for fiscal 2008 and should not be construed as earnings guidance or management’s expectations or estimates of results or future performance.

The Cash Incentive Program will, in connection with the new employment agreements we are entering into with our NEOs, supersede the existing short-term incentive compensation arrangements for Messrs. Verfuerth and Scribante.

In connection with and effective upon the closing of this offering, our compensation committee also has established a cash bonus program contingent upon the closing of this offering. Under this program, our compensation committee awarded a cash bonus of $100,000 to Mr. Waibel and a cash bonus of $500,000 to Mr. Verfuerth. It also approved cash bonuses totaling $150,000 to key employees other than our NEOs payable upon the closing of this offering. Our compensation committee also granted an additional award to Mr. Verfuerth consisting of a potential stock price performance cash bonus of $100,000 per each $1.00 that the price of a share of our common stock has increased over the initial public offering price in this offering as of the first annual anniversary date of the closing of this offering. Mr. Verfuerth’s stock price performance cash bonus is capped at $1.5 million. In establishing these bonus awards, our compensation committee focused in particular on similar types of bonus awards granted to certain executives of two companies in our industry peer group, EnerNOC, Inc. and Comverge, Inc., in connection with their recent initial public offerings. EnerNOC, Inc. granted its chief executive officer and chief operating officer stock grants that had an approximate fair market value of $1.4 million each at the time of its initial public offering and an approximate fair market value of $2.5 million each at the time our compensation committee was establishing the cash bonus awards for our executives. Comverge, Inc. granted its chief executive officer and chief financial officer initial public offering bonuses of $383,000 and $10,000, respectively. Based on this quantitative information, our compensation committee subjectively determined that the foregoing award levels were appropriate to reward the extraordinary efforts of Messrs. Verfuerth and Waibel on behalf of our company and our shareholders prior to and in connection with this offering and, in Mr. Verfuerth’s case, to help mitigate the potential adverse tax consequences that may be realized by Mr. Verfuerth and Ms. Verfuerth in connection with their repayment of certain loans from our company. See “— Long-Term Equity Incentive Compensation” for a description of the circumstances of Mr. Verfuerth’s and Ms. Verfuerth’s repayment of the loans and the related potential adverse tax consequences. Our compensation committee granted the stock price performance award to Mr. Verfuerth based on the foregoing quantitative data and as a means of providing significant additional motivation for Mr. Verfuerth to increase our share price and market capitalization over the first year after the closing of this offering. We determined the appropriate stock price thresholds and related bonus payment amounts with respect to Mr. Verfuerth’s stock price performance cash bonus subjectively and with the understanding that each $1.00 per share increase in our share price would approximate a $25 million increase in our company’s market capitalization after completion of this offering. We decided to cap Mr. Verfuerth’s total potential stock price performance bonus at $1.5 million so that, when taken together with Mr. Verfuerth’s $500,000 cash bonus to be paid upon closing of this offering, his total potential bonus amount would approximate the value of the initial public offering bonus award provided by EnerNOC, Inc. to its chief executive officer.

Long-Term Equity Incentive Compensation

Prior to the Closing of this Offering

We provide the opportunity for our NEOs to earn long-term equity incentive awards under our 2003 Stock Option Plan and our 2004 Equity Incentive Plan, which will be replaced by our new 2004 Stock and Incentive Awards Plan effective upon the closing of this offering. Our employees, officers, directors and consultants are eligible to participate in these plans. We believe that long-term equity incentive awards enhance the alignment of the interests of our NEOs and the interests of our shareholders and provide our NEOs with incentives to remain in our employment. For these reasons, in fiscal 2007, as in previous years, we provided a significant component of our NEOs’ compensation through means of long-term equity incentive awards.

We have generally granted long-term equity incentive awards in the form of options to purchase shares of our common stock, which are initially subject to forfeiture if the executive’s employment terminates for any reason. The options generally vest and become exercisable ratably over five years, contingent on the executive’s continued employment. In the past, we have granted both incentive stock options and non-qualified stock options to our NEOs. We use time-vesting stock options as our primary source of long-term equity incentive compensation to our NEOs because we believe that (i) stock options help to align the interests of our NEOs with the interests of our shareholders by linking their compensation with the increase in value of our common stock over time, (ii) stock options conserve our cash resources for use in growing our business and (iii) vesting requirements on stock options and the limited liquidity of our stock provide our NEOs with incentive to continue their employment with us which, in turn, provides us with greater stability.

Our compensation committee made awards for fiscal 2007 in December 2006, when we granted time-vesting stock options to Ms. Verfuerth and Messrs. Verfuerth, Waibel and Potts under our 2004 Equity Incentive Plan. To determine the number of options granted to Mr. Verfuerth, our compensation committee took into account for comparative purposes the past grants in fiscal 2001 and fiscal 2002 of options to purchase, in each case, 500,000 shares. Our compensation committee also considered the scope of Mr. Verfuerth’s increasing responsibilities, his past performance and anticipated future contributions to our company’s performance, both with respect to operations and our organization, prior option grants (including the vesting schedule of such prior grants) to Mr. Verfuerth, Mr. Verfuerth’s total cash compensation and the desirability of retaining Mr. Verfuerth, and determined upon consideration of these facts, as well as upon their subjective judgment formed by their collective professional experience and expertise, that a grant of an option to purchase 250,000 shares was appropriate in light of Mr. Verfuerth’s historical and current compensation to provide a reward that would be significant in amount to Mr. Verfuerth if he performed as anticipated and increased shareholder value. Based on this number as a starting point, our compensation committee determined the proportionately smaller numbers of option shares that it considered appropriate for grants to our other executives, including our other NEOs, based directly on the compensation committee’s perception of each NEO’s respective importance to our company’s ongoing performance. Our compensation committee granted Mr. Waibel an option to purchase 100,000 shares, Mr. Potts an option to purchase 75,000 shares, and Ms. Verfuerth an option to purchase 50,000 shares, in each case at an exercise price of $2.20 per share. Following approval of the grants by our compensation committee, our board of directors ratified and approved the compensation committee’s actions.

All of the options that we granted to our NEOs in December 2006 are subject to ratable vesting over five years of continuous employment, measured from the grant date, and have an exercise price equal to the fair market value of our common stock on the date of grant as determined at the time of grant by our compensation committee and board of directors. Our compensation committee and board of directors used various sources to determine the fair market value of our common stock for purposes of establishing the exercise price of stock options, including (i) independent third-party sales of our common stock; (ii) transactions in which we issued shares of our common and preferred stock to third-party investors; and (iii) independent valuations of the fair market value of our common stock. For the options we granted to our NEOs in December 2006, our compensation committee and board of directors determined the fair market value or our common stock primarily in reliance on a November 30, 2006 independent valuation of the fair market value of our common stock performed by Wipfli LLP, an independent third-party valuation firm that we retained to perform such valuation. See “Management’s Discussion and Analysis of Financial Condition and Results of Operation — Critical Accounting Policies and Estimates — Stock-Based Compensation.”

In June 2006, we granted Mr. Scribante an option to purchase 100,000 shares of our common stock in connection with his entering into his new employment agreement. We granted Mr. Scribante this option in view of his increasing responsibilities and his past and expected future contributions to our financial performance. The option is subject to ratable vesting over five years of continuous employment, measured from March 31, 2006, and has an exercise price of $2.50 per share, the price at which we offered shares in our most recent offering of our Series B preferred stock at the time of the option grant. We determined the number of options granted to Mr. Scribante through an arm’s-length negotiation over the terms of his employment agreement and with a goal of providing compensation commensurate with his responsibilities and position within our company.

In March 2007, Mr. Verfuerth and Ms. Verfuerth exercised previously granted non-qualified stock options for 1,000,000 and 750,000 shares of our common stock, respectively, and paid the exercise price of such options in the form of a promissory note in the principal amount of $812,500 and $565,625, respectively. Under Sarbanes-Oxley, a company may not have loans outstanding to its executive officers at the time it files its registration statement for an initial public offering with the SEC. As a result, in order to extinguish these outstanding loans to Mr. Verfuerth and Ms. Verfuerth prior to the filing with the SEC of the registration statement of which this prospectus is a part, effective on July 27, 2007, Mr. Verfuerth surrendered 180,958 shares of common stock to us in satisfaction of the $812,500 outstanding principal amount under his March 2007 promissory note. He paid the accrued interest on such note to us in cash on August 2, 2007. Similarly, effective on July 27, 2007, Ms. Verfuerth surrendered 125,974 shares of common stock to us in satisfaction of the $565,625 outstanding principal amount under her March 2007 promissory note. She paid the accrued interest on such note to us in cash on August 2, 2007. We redeemed Mr. Verfuerth’s and Ms. Verfuerth’s shares using a fair market value of $4.49 per share, which is the same value as the per share conversion price of the Convertible Notes issued to an indirect affiliate of GEEFS, Clean Technology and affiliates of Capvest on August 3, 2007. At the same time in order not to economically penalize Mr. Verfuerth and Ms. Verfuerth in connection with such share redemptions, our compensation committee granted Mr. Verfuerth and Ms. Verfuerth a non-qualified stock option to purchase 180,958 and 125,974 shares of our common stock, respectively. The options have an exercise price of $4.49 per share, a one-year vesting period and a four-year term. The options granted were designated as non-qualified stock options instead of incentive stock options in order to provide our company with a tax deduction for the difference between the fair market value of such shares on the date of option exercise and their exercise price. The one-year vesting period was determined to be important by our committee to enhance the retention benefits to our company of granting such options. The four-year exercise period is shorter than our more typical option exercise period because our compensation committee decided to carry over the then remaining exercise period that was applicable to the stock options that were exercised by Mr. Verfuerth and Ms. Verfuerth in March 2007. Our compensation committee determined that this method of satisfying Mr. Verfuerth’s and Ms. Verfuerth’s outstanding loans was fair to our company and its shareholders because it (i) allowed us to proceed with this initial public offering; (ii) was not dilutive to our shareholders; (iii) provided us with additional retention benefits; and (iv) provided approximately the same economic consequences to Mr. Verfuerth and Ms. Verfuerth as originally contemplated, although Mr. Verfuerth and Ms. Verfuerth may recognize certain originally unintended adverse tax consequences, and we may recognize certain originally unintended tax benefits, upon their ultimate exercise of the stock options granted.

We made all of the option grants to our NEOs in fiscal 2007 under our 2004 Equity Incentive Plan. As required by the 2004 Equity Incentive Plan, all options granted in fiscal 2007 to our NEOs had an exercise price equal to or higher than the fair market value of our common stock on the date of grant as determined at the time of grant by our compensation committee and our board of directors. An exercise price equal to or higher than the fair market value of our common stock on the date of grant is also required to prevent the options from being classified as “deferred compensation” subject to the election and payment timing requirements of Section 409A of the IRC. The number of shares of our common stock covered by the options granted to each of our NEOs in fiscal 2007 is reflected in the Grants of Plan-Based Awards table below. Except as described above, the options expire to the extent unexercised on the earliest of the tenth anniversary of the grant date, a termination of employment for cause, three months following a termination other than for cause or due to death, retirement or disability and one year following a termination of employment due to death or disability. See “— Payments upon Termination or Change of Control” for a description of the terms of the options relating to a change of control of our company.

As a Public Company

As a public company, we intend to base a significant portion of the total direct compensation payable to our executives on the creation of shareholder value in order to link executive pay to shareholder value, and also to reward executives for increasing shareholder value. Following the completion of this offering, our compensation committee generally intends to establish our executives’ long-term incentive compensation potential at or above the median level for similarly situated executives at comparable companies. In the case of individual executives whom we deem to be key contributors to our current and future performance, we believe we should target long-term incentive compensation at a level that equals or exceeds the 75th percentile for similarly situated executives at comparable public companies. These general philosophies and relative target levels are subject to exceptions based on the judgment of our compensation committee in order to further reward and incentivize outstanding key contributors to our current and future performance, as well as in cases where it may be necessary or advisable to attract and/or retain executives who our compensation committee believes are or will be key contributors to creating and sustaining shareholder value, as determined by our compensation committee based on the recommendations of our chief executive officer (in all cases other than our chief executive officer’s own compensation). Our compensation committee also believes that this emphasis on long-term equity-based incentive compensation will facilitate executive retention and loyalty and will motivate our executives to achieve strong financial performance.

Our compensation committee intends to award long-term equity incentives to our executives on an annual basis beginning in fiscal 2009. More frequent awards may be made at the discretion of our compensation committee on other occasions. Future awards will be made under our 2004 Stock and Incentive Awards Plan, which we have modified as described above under “Changes to Executive Compensation in Connection with Our Initial Public Offering” and which will become effective upon closing of this offering.

Retirement and Other Benefits

Welfare and Retirement Benefits.  As part of a competitive compensation package, we sponsor a welfare benefit plan that offers health, life and disability insurance coverage to participating employees. In addition, to help our employees prepare for retirement, we sponsor the Orion Energy Systems Ltd 401(k) Plan and match employee contributions at a rate of 3% of the first $5,000 of an employee’s contributions. Our NEOs participate in the broad-based welfare plans and the 401(k) Plan on the same basis as our other employees. We also provide enhanced life and disability insurance benefits for our NEOs. Under our enhanced life insurance benefit, we pay the full cost of premiums for life insurance policies for our NEOs. The amounts of the premiums are reflected in the Summary Compensation Table below. Our enhanced disability insurance benefit includes a higher maximum benefit level than under our broad-based plan, cost of living adjustments and a portability feature.

Perquisites and Other Personal Benefits.  We provide perquisites and other personal benefits that we believe are reasonable and consistent with our overall compensation program to better enable our executives to perform their duties and to enable us to attract and retain employees for key positions. Under their employment agreements, we provided Mr. Verfuerth and, until his termination of employment, Mr. Wadman with a car allowance of $1,000 per month. We also provide Ms. Verfuerth and Messrs. Waibel and Potts with a car allowance of $1,000 per month, and we provided Mr. Scribante with a similar car allowance for the first part of fiscal 2007, until we discontinued the allowance with respect to all of our sales group members in May 2006. Mr. Scribante now participates in a program under which we provide mileage reimbursement for business travel.

In connection with the formation of our company, we loaned Mr. Verfuerth $47,069 to purchase common stock. This loan bore interest at 1.46% and was payable upon demand. Interest of $19,883 had accrued on the loan through June 30, 2007. Mr. Verfuerth paid this loan and all accrued interest in cash on August 2, 2007. In addition, from time to time, we advanced Mr. Verfuerth and Ms. Verfuerth amounts net of payment of the guarantee fees described below. Pursuant to Mr. Verfuerth’s existing employment agreement, we forgave $36,667 of these outstanding advances in fiscal 2007, as reflected in the Summary Compensation Table. The outstanding advances were $229,307 as of June 30, 2007 and did not bear interest. Mr. Verfuerth paid the balance outstanding, net of amounts that we forgave pursuant to his existing employment agreement, in cash on August 2, 2007.

Mr. Verfuerth’s existing employment agreement entitled him to a guarantee fee of 1% of portions of our indebtedness that he personally guaranteed. We determined the amount of the guarantee fee as a result of an arm’s length negotiation with Mr. Verfuerth and based on our compensation committee’s and our management’s collective experience with third-party debt obligation guarantee fees in other contexts indicating that 1% was generally a reasonable approximation of a market rate for such fees. Historically, we used this arrangement to permit us to borrow money at lower interest rates. These guarantees have been released. In fiscal 2007, we paid Mr. Verfuerth $77,880 in related guarantee fees, as reflected in the Summary Compensation Table.

Mr. Verfuerth’s existing employment agreement also entitles him to ownership of any intellectual property work product he creates during the term of his agreement, but requires him to disclose to us, and give us the option to acquire, all such work product. Under his existing employment agreement, the price of such patented or patent pending work product is subject to negotiation, but may not exceed $1,500 per month per item of work product during the period in which we significantly used or rely upon the item. The existing employment agreement entitles us to acquire all of Mr. Verfuerth’s intellectual property work product with respect to which he does not intend to file a patent for a single flat fee of $1,000. The agreement also requires Mr. Verfuerth to communicate with us regarding any of his intellectual property work product that we acquired and to provide reasonable assistance to us in enforcing our rights in any such work product. We provided this arrangement to give Mr. Verfuerth an incentive to create potentially valuable intellectual property for use in our business, to compensate him for any such intellectual property he might create and to ensure that we would have the option to acquire any such intellectual property. In fiscal 2007, we paid Mr. Verfuerth $27,000 in intellectual property fees for intellectual property work product that we acquired, as reflected in the Summary Compensation Table, and such fees currently total $12,000 per month. Under Mr. Verfuerth’s proposed new employment agreement, we will continue the existing arrangement with Mr. Verfuerth with respect to intellectual property until the end of fiscal 2008. See “Risk Factors — Risks Relating to Our Business — Some of the intellectual property we use in our business is owned by our chief executive officer.” In determining the other elements of Mr. Verfuerth’s total direct compensation, our compensation committee considered the intellectual property fees that we will pay to Mr. Verfuerth under this arrangement as part of his total direct compensation.

Severance and Change of Control Arrangements

Under our new employment agreements with our NEOs, we will provide certain protections to our NEOs in the event of certain terminations of their employment, including enhanced protections for certain terminations that may occur after a change of control of our company after this offering. In general, under the new employment agreements, our NEOs will become entitled to severance benefits on the occurrence of an involuntary termination without cause or a voluntary termination with good reason, and these benefits will be enhanced following a change of control of our company after this offering. Our NEOs will only receive the enhanced severance benefits following a change in control, however, if their employment terminates without cause or for good reason. We describe this type of arrangement as subject to a “double trigger.” Under the new employment agreements, all payments, including any double trigger payments, to be made to our NEOs in connection with a change of control under the employment agreements and any other of our agreements or plans will be subject to a potential “cut-back” in the event any such payments or other benefits become subject to non-deductibility or excise taxes as “excess parachute payments” under Code Section 280G or 4999. The cut-back provisions have been structured such that all amounts payable under the employment agreement and other of our agreements or plans that constitute change of control payments will be cut back to one dollar less than three times the executive’s “base amount,” as defined by Code Section 280G, unless the executive would retain a greater amount by receiving the full amount of the payment and paying the related excise taxes.

Our 2003 Stock Option Plan and our 2004 Equity Incentive Plan also provide potential protections to our NEOs in the event of certain changes of control. Under these plans, our NEOs’ stock options that are unvested at the time of a change of control may become vested on an accelerated basis in the event of certain changes of control. This offering will not constitute a “change in control” under our plans.

We have selected these triggering events to afford our NEOs some protection in the event of a termination of their employment, particularly after a change of control, that might occur after the closing of this offering. We believe these types of protections better enable them to focus their efforts on behalf of our company. We also provide severance benefits in order to obtain from our NEOs certain concessions that protect our interests, including their agreement to confidentiality, intellectual property rights waiver, non-solicitation and non-competition provisions. See below under the heading “Payments upon Termination or Change of Control” for a description of the specific circumstances that would trigger payment or the provision of other benefits under these arrangements, as well as a description, explanation and quantification of the payments and benefits under each circumstance. This offering will not constitute a “change in control” under the new employment agreements.

In connection with the termination of employment of Messrs. Wadman and Prange in fiscal 2007, we entered into separation agreements providing for certain payments and other benefits. The terms of the separation agreements are described below under “Payments upon Termination or Change of Control.” We agreed to provide these payments and other benefits in order to obtain certain protections for our company, including a release of claims and certain restrictive covenants, and to settle any disputes that might otherwise arise in connection with the termination of employment.

Other Policies

Policies On Timing of Option Grants.  As a privately-owned company, there has been no public market for our common stock. Accordingly, in fiscal 2007, we did not have a policy on the timing of option grants appropriate for a public company. In connection with this offering, our compensation committee and board of directors adopted such a policy, under which our compensation committee generally will make annual option grants beginning in fiscal 2009 effective as of the date two business days after our next quarterly (or year-end) earnings release following the decision to make the grant, regardless of the timing of the decision. Our compensation committee has elected to grant and price option awards shortly following our earnings releases so that options are priced at a point in time when the most important information about our company then known to management and our board is likely to have been disseminated in the market.

Our board of directors has also delegated limited authority to our chief executive officer, acting as a subcommittee of our compensation committee, to grant equity-based awards under our 2004 Stock and Incentive Awards Plan. Our chief executive officer may grant awards covering up to 250,000 shares of our common stock per year to certain non-executive officers in connection with offers of employment, promotions and certain other circumstances. Under this delegation of authority, any options or stock appreciation rights granted by our chief executive officer must have an effective grant date on the first business day of the month following the event giving rise to the award.

As amended and restated in connection with this offering, our 2004 Stock and Incentive Awards Plan will not permit awards of stock options or stock appreciation rights with an effective grant date prior to the date our compensation committee or our chief executive officer takes action to approve the award.

Executive Officer Stock Ownership Guidelines.  One of the key objectives of our executive compensation program is alignment of the interests of our executive officers with the interests of our shareholders. We believe that ensuring that executive officers are shareholders and have a significant financial interest in our company is an effective means to accomplish this objective. Our compensation committee has, therefore, adopted stock ownership guidelines for our executive officers effective upon the closing of this offering. The guidelines will require executive officers to hold shares of our common stock with a value equal to or in excess of a multiple of, for our current executive officers, the officer’s fiscal 2008 base salary and, for subsequently hired, promoted, elected or appointed newly serving officers, their base salary at the time of such hiring, promotion, election or appointment. In determining to adopt these stock ownership guidelines, and in determining the multiples set forth below, our compensation committee reviewed and discussed information provided by Towers Perrin regarding the prevalence of stock ownership guidelines, the various ways in which companies determine the parameters for those guidelines, and, for companies that use a multiple of salaries as the basis for their guidelines, the relevant multiples typically utilized. The relevant multiples utilized were the same as those adopted for our executive officers set forth below. The information provided by Towers Perrin was based on those companies with stock ownership guidelines included in Towers Perrin’s database of 96 surveyed companies. Our compensation committee considered the information provided and the recommendations of Towers Perrin in this regard, which it subjectively believed to be reasonable, and determined the multiples for each position to be as follows:

Position	Multiple of Base Salary

Chief Executive Officer	Five
Executive Vice President	Three
Chief Financial Officer	Three
General Counsel	Three
Vice President	One

We will determine the number of shares the ownership guidelines require our executive officers to hold based on, for our current executive officers, the initial public offering price of our common stock and, for subsequently hired, promoted, elected or appointed newly serving executive officers, the closing sale price of our common stock on the first trading day on or after their date of hiring, promotion, election or appointment, as the case may be. Executive officers will be permitted to satisfy the ownership guidelines with shares of our common stock that they acquire through the exercise of stock options or other similar equity-based awards, through retention upon vesting of restricted shares or other similar equity-based awards and through direct share purchases. Our current executive officers will have five years following the closing of this offering to satisfy their ownership guidelines, and subsequently hired, promoted, elected or appointed newly serving executive officers will be required to satisfy their ownership guidelines within five years after such hiring, promotion, election or appointment.

Tax and Accounting Considerations.  In setting compensation for our NEOs, our compensation committee considers the deductibility of compensation under the IRC. As a private company, we were able to deduct all compensation that we paid to our NEOs as long as it was reasonable. After the closing of this offering, we will be subject to the provisions of Section 162(m) of the IRC. Section 162(m) prohibits us from taking a tax deduction for compensation in excess of $1.0 million that is paid to our chief executive officer and our NEOs, excluding our chief financial officer, and that is not considered “performance-based” compensation under Section 162(m). However, certain transition rules of Section 162(m) permit us to treat as performance-based compensation that is not subject to the $1.0 million cap (i) the compensation resulting from the exercise of stock options that we granted prior to this offering; (ii) the compensation payable under bonus arrangements that were in place prior to this offering; and (iii) compensation resulting from the exercise of stock options and stock appreciation rights, or the vesting of restricted stock, that we may grant during the period that begins after the closing of this offering and generally ends on the date of our annual shareholders meeting that occurs in 2011. Effective upon closing of this offering, our amended and restated 2004 Stock and Incentive Awards Plan will provide for the grant of performance-based compensation under Section 162(m). Our compensation committee may, however, approve compensation that will not meet the requirements of Section 162(m) in order to ensure competitive levels of total compensation for our executive officers.

Effective April 1, 2006, we adopted the provisions of Statement of Financial Accounting Standards 123(R), Share Based Payment, or “SFAS 123(R),” which requires us to expense the estimated fair value of employee stock options and similar awards based on the fair value of the award on the date of grant. Prior to fiscal 2007, we accounted for our stock option awards under the intrinsic value method under the provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock issued to Employees, and we did not recognize the fair value expense of our stock option awards in our statement of operations, although we did report our pro forma stock option award fair value expense in the footnotes to our financial statements. The new method of expensing share-based payments will result generally in an increase in the near-term expense associated with awards of stock options. We recognized $0.4 million of stock-based compensation expense in fiscal 2007. As of March 31, 2007, we expected to recognize $3.0 million of total unrecognized stock option compensation cost over a weighted average period of three years. We expect to recognize $0.7 million of stock-based compensation expense in fiscal 2008 based on our stock options outstanding as of March 31, 2007. This expense will increase further to the extent we have granted additional stock options in fiscal 2008. Taking into account our stock options granted during fiscal 2008 through the date of this prospectus, a total of $3.9 million of stock option compensation is expected to be recognized by us over a weighted average period of three years, including $1.0 million in fiscal 2008. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies and Estimates — Stock-Based Compensation.” Despite these charges, we continue to believe that stock options are an effective method of compensation and we anticipate that we will continue to use stock options as an integral part of our compensation program.

In fiscal 2007, as in past years, we granted incentive stock options to our NEOs under our 2004 Equity Incentive Plan. We have also granted non-qualified stock options under our equity-based plans. We intend for the incentive stock options that we grant to qualify under Section 422 of the IRC, which would result in favorable tax treatment to the recipient of the option if the recipient complies with various restrictions and disposes of the stock acquired under the option in a so-called “qualifying” disposition. Our company does not receive an income tax deduction with respect to incentive stock options unless there is a disqualifying disposition of the stock acquired under the option. Our compensation committee believes that the favorable tax treatment of incentive stock options to the recipient is a valuable tool in our efforts to provide competitive compensation to attract and retain excellent employees for key positions and therefore, despite the potential loss of income tax deductions to our company, may continue to grant incentive stock options to our executives.

We maintain certain deferred compensation arrangements for our employees and non-employee directors that are potentially subject to IRC Section 409A. If such an arrangement is neither exempt from the application of IRC Section 409A nor complies with the provisions of IRC Section 409A, then the employee or non-employee director participant in such arrangement is considered to have taxable income when the deferred compensation vests, even if not paid at such time, and such income is subject to an additional 20% income tax. In such event, we are obligated to report such taxable income to the IRS and, for employees, withhold both regular income taxes and the 20% additional income tax. If we fail to do so, we could be liable for the withholding taxes and interest and penalties thereon. Stock options with an exercise price lower than the fair market value of our common stock on the date of grant are not exempt from coverage under IRC Section 409A. We believe that all of our stock option grants are exempt from coverage under IRC Section 409A. Our deferred compensation arrangements are intended to either qualify for an exemption from, or to comply with, IRC Section 409A.

Summary Compensation Table for Fiscal 2007

The following table sets forth for our NEOs: (i) the dollar amount of base salary earned during fiscal 2007; (ii) the dollar value of bonuses earned during fiscal 2007; (iii) the dollar value of our SFAS 123(R) expense during fiscal 2007 for all equity-based awards held by our NEOs; (iv) all other compensation for fiscal 2007; and (v) the dollar value of total compensation for fiscal 2007.

				Option
	Fiscal	Salary	Bonus	Awards	All Other		Total
Name and Principal Position	Year	($)	($)	($)(1)	Compensation ($)		($)

Neal R. Verfuerth
President and Chief Executive Officer	2007	270,000	—	18,572	156,739	(2)	445,311
Daniel J. Waibel
Chief Financial Officer & Treasurer	2007	150,000	20,000	18,562	13,014	(3)	201,576
John H. Scribante
Senior Vice President of Business Development	2007	149,375	50,000	53,291	15,764	(4)	268,430
Michael J. Potts
Executive Vice President	2007	150,000	20,000	16,705	15,053	(3)	201,758
Patricia A. Verfuerth
Vice President of Operations	2007	150,000	20,000	14,848	12,366	(5)	197,214
Bruce Wadman
Former Chief Operating Officer(6)	2007	160,413	—	17,042	112,589		290,044
James L. Prange
Former Vice President of Business Development(7)	2007	126,500	—	13,419	40,306		180,225

(1)	Represents the amount of expense recognized for financial accounting purposes pursuant to SFAS 123(R) for fiscal 2007 in our financial statements included elsewhere in this prospectus. Pursuant to SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions.

(2)	Includes (i) $77,880 in guarantee fees we paid to Mr. Verfuerth in exchange for his personal guarantee of certain of our outstanding indebtedness (see “Related Party Transactions”); (ii) $36,667 in forgiveness of outstanding indebtedness pursuant to Mr. Verfuerth’s existing employment agreement (see “Related Party Transactions”); (iii) $27,000 in intellectual property fees we paid to Mr. Verfuerth pursuant to his existing employment agreement; (iv) an automobile allowance of $12,000; and (v) $3,192 in life insurance premiums and health club membership dues.

(3)	Includes (i) an automobile allowance of $12,000; (ii) matching contributions under our 401(k) Plan; and (iii) life insurance premiums.

(4)	Includes (i) an automobile allowance of $1,000; (ii) life insurance premiums; and (iii) reimbursement of health and disability insurance premiums pursuant to the terms of Mr. Scribante’s employment agreement.

(5)	Includes (i) an automobile allowance of $12,000 and (ii) life insurance premiums.

(6)	Mr. Wadman’s employment with us ended on February 19, 2007. The amounts shown in “All Other Compensation” include (i) $101,439 of payments and other benefits pursuant to a separation agreement that we entered into in connection with Mr. Wadman’s termination of employment (see “Payments upon Termination or Change of Control”); (ii) $11,000 as an automobile allowance; and (iii) matching contributions under our 401(k) Plan.

(7)	Mr. Prange’s employment with us ended on March 12, 2007. The amounts shown in “All Other Compensation” consist of payments for services rendered in fiscal years prior to fiscal 2007 that we made to Mr. Prange pursuant to a separation agreement in connection with the termination of his employment (see “Payments upon Termination or Change of Control”).

Grants of Plan-Based Awards for Fiscal 2007

As described above in the Compensation Discussion and Analysis, under our current 2004 Equity Incentive Plan and employment agreements with certain of our NEOs, we granted stock options and non-equity incentive awards (i.e., cash bonuses) to our NEOs in fiscal 2007. The following table sets forth information regarding all such stock options and awards.

						All Other
						Option			Grant
						Awards:			Date
						Number of	Exercise		Fair
						Securities	Price of		Value of
	Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)					Underlying	Option		Option
	Grant	Threshold		Target	Max	Options	Awards		Awards
Name	Date	($)		($)	($)	(#)(2)	($/Sh)		($)(3)

Neal R. Verfuerth	—	162,000	(4)	270,000	270,000
	12/20/2006	—		—	—	250,000	2.20	(5)	329,965
Daniel J. Waibel	12/20/2006	—		—	—	100,000	2.20	(5)	131,986
John H. Scribante	—	90,000	(4)	150,000	150,000	—	—		—
	6/2/2006	—		—	—	100,000	2.50	(6)	126,697
Michael J. Potts	12/20/2006	—		—	—	75,000	2.20	(5)	98,990
Patricia A. Verfuerth	12/20/2006	—		—	—	50,000	2.20	(5)	65,993
Bruce Wadman	—	—		52,499	—	—	—		—
James L. Prange	—	—		—	—	—	—		—

(1)	Amounts in the three columns below represent possible payments for the cash bonus incentive compensation awards that we granted with respect to the performance period of fiscal 2007. No amounts were actually earned under these awards, although we did pay Messrs. Scribante, Potts and Waibel and Ms. Verfuerth discretionary bonuses of $50,000, $20,000, $20,000 and $20,000, respectively.

(2)	We granted the stock options listed in this column under our 2004 Equity Incentive Plan in fiscal 2007. As described under “Compensation Discussion and Analysis — Elements of Compensation — Long-Term Equity Incentive Compensation” we granted stock options on July 27, 2007 to Mr. Verfuerth and Ms. Verfuerth for 180,958 shares and 125,974 shares, respectively, at an exercise price of $4.49 per share, in connection with their satisfaction of certain loans from us through their surrender of an equal number of shares of our common stock.

(3)	Represents the grant date fair value of the stock options computed in accordance with SFAS 123(R).

(4)	Represents the maximum discretionary payout of 60% of the target payout for achievement of 75% of target performance with respect to each performance measure under the award.

(5)	The exercise price per share was equal to the fair market value of a share of our common stock on the grant date, as determined by our compensation committee and board of directors.

(6)	The exercise price per share of $2.50 was equal to the price at which we offered shares in our most recent offering of our Series B preferred stock at the time of the option grant.

Outstanding Equity Awards at Fiscal 2007 Year End

The following table sets out information on outstanding stock option awards held by our NEOs as of March 31, 2007, including the number of shares underlying both exercisable and unexercisable portions of each stock option, as well as the exercise price and expiration date of each outstanding option.

	Option Awards
	Number of Shares	Number of Shares
	Underlying	Underlying
	Unexercised	Unexercised		Option	Option
	Options (#)	Options (#)		Exercise Price	Expiration
Name	Exercisable	Unexercisable(1)		($)	Date

Neal R. Verfuerth	—	250,000	(1)(2)	2.20	12/20/2016
Daniel J. Waibel	—	100,000	(3)	2.20	12/20/2016
John H. Scribante	20,000	80,000	(4)	2.50	06/02/2016
	50,000	125,000	(5)	2.25	07/31/2014
	24,000	16,000	(6)	2.25	03/24/2014
Michael J. Potts	—	75,000	(7)	2.20	12/20/2016
	250,000	—		0.938	10/01/2011
	340,318	—		0.688	06/01/2011
Patricia A. Verfuerth	—	50,000	(1)(8)	2.20	12/20/2016
	50,000	—		0.938	10/01/2011
	16,666	—		0.688	10/01/2011
Bruce Wadman(9)	20,000	—		2.25	05/20/2007
James L. Prange(10)	172,222	—		0.688	06/10/2007

(1)	Does not reflect the July 27, 2007 grant of options to purchase 180,958 and 125,974 shares of our common stock, respectively, to Mr. Verfuerth and Ms. Verfuerth described above under “Compensation Discussion and Analysis — Elements of Compensation — Long-Term Equity Incentive Compensation,” because such stock options were not outstanding as of March 31, 2007.

(2)	The option will vest with respect to 50,000 shares on December 20 of each of 2007, 2008, 2009, 2010 and 2011, contingent on Mr. Verfuerth’s continued employment through the applicable vesting date.

(3)	The option will vest with respect to 20,000 shares on December 20 of each of 2007, 2008, 2009, 2010 and 2011, contingent on Mr. Waibel’s continued employment through the applicable vesting date.

(4)	The option will vest with respect to 20,000 shares on March 31 of each of 2008, 2009, 2010 and 2011, contingent on Mr. Scribante’s continued employment through the applicable vesting date.

(5)	The option will vest with respect to 50,000 shares on March 31 of each of 2008 and 2009, and with respect to 25,000 shares on March 31, 2010, contingent on Mr. Scribante’s continued employment through the applicable vesting date.

(6)	The option will vest with respect to 8,000 shares on March 31 of each of 2008 and 2009, contingent on Mr. Scribante’s continued employment through the applicable vesting date.

(7)	The option will vest with respect to 15,000 shares on December 20 of each of 2007, 2008, 2009, 2010 and 2011, contingent on Mr. Potts’s continued employment through the applicable vesting date.

(8)	The option will vest with respect to 10,000 shares on December 20 of each of 2007, 2008, 2009, 2010 and 2011, contingent on Ms. Verfuerth’s continued employment through the applicable vesting date.

(9)	Subsequent to March 31, 2007, in connection with Mr. Wadman’s termination of employment, we entered into a separation agreement with Mr. Wadman in which we agreed to amend his option agreement to permit Mr. Wadman to exercise the option with respect to an additional 20,000 shares during a nine-month period between June 30, 2009 and March 31, 2010, so long as he complies with his obligations under his separation agreement. The amendment also extends the exercise period of the option with respect to the original 20,000 shares beyond the normal expiration date of the option.

(10)	Mr. Prange’s employment with us ended on March 12, 2007. In connection with Mr. Prange’s termination of employment, we entered into a separation agreement with Mr. Prange. In early October 2007, we notified Mr. Prange that we believed that he had violated his obligations of non-disparagement under his separation agreement, and that we had taken action to cancel his options to purchase 172,222 shares of our common stock and also to cancel 23,000 shares of our common stock that he received upon his previous exercise of options in connection with the separation agreement. Mr. Prange has contested these actions and has threatened legal action if we do not reinstate his options and shares.

Option Exercises and Stock Vested for Fiscal 2007

The following table sets forth information regarding the exercise of stock options that occurred during fiscal 2007 for each of our NEOs on an aggregated basis.

	Option Awards
	Number of Shares
	Acquired on	Value Realized
	Exercise	on Exercise
Name	(#)	($)(1)

Neal R. Verfuerth	1,000,000	1,387,500
Daniel J. Waibel	650,000	920,625
John H. Scribante	75,000	—
Michael J. Potts	59,682	90,239
Patricia A. Verfuerth	783,334	1,134,776
Bruce Wadman	—	—
James L. Prange	—	—

(1)	Represents the difference, if any, between the fair market value on the date of exercise of the shares purchased as determined by our compensation committee and our board of directors and the aggregate exercise price paid by the executive.

Payments Upon Termination or Change of Control

Arrangements in Effect Prior to this Offering

Under Mr. Verfuerth’s employment agreement, in the event of a termination other than for cause, he would be entitled to a severance payment equal to 150% of his then-current base salary, paid in a lump sum within 30 days of his termination of employment, and a pro rated bonus, paid in a lump sum within 90 days after the close of the otherwise applicable bonus period. If Mr. Verfuerth’s employment had terminated on the last day of fiscal 2007, other than for cause, his employment agreement would have entitled him to a lump sum severance payment of $405,000.

Mr. Wadman’s employment with us terminated on February 19, 2007. In connection with Mr. Wadman’s termination of employment, we entered into a separation agreement, effective July 5, 2007, pursuant to which we agreed to provide him with six months’ severance pay and COBRA coverage at our expense for six months. The severance pay was equal to $87,500 in the aggregate, and the value of the COBRA coverage was approximately $5,435. We also agreed to amend Mr. Wadman’s existing option agreement, which was exercisable with respect to 20,000 shares of common stock on the date of termination, to permit Mr. Wadman to exercise the option with respect to an additional 20,000 shares during a nine-month period between June 30, 2009 and March 31, 2010 so long as he complies with his obligations under his separation agreement. The amendment also extends the exercise period of the option with respect to the original 20,000 shares beyond the normal expiration date of the option. The weighted average exercise price per share of Mr. Wadman’s option is $2.25. Based on an assumed initial public offering price of $13.00 per share (the mid-point of the range set forth on the cover page of this prospectus), the aggregate “intrinsic value” of Mr. Wadman’s option, or the aggregate difference between the exercise price and the value of the shares that Mr. Wadman could acquire on a hypothetical exercise of his option with respect to all 40,000 of the shares underlying his options, would be $430,000. In exchange for these benefits, Mr. Wadman agreed to a release of claims and to certain restrictive covenants, including mutual non-disparagement, confidentiality and customary non-

competition and non-solicitation restrictions for a period of 20 months following the effective date of his separation agreement. The 20-month period will expire on March 5, 2009.

In connection with Mr. Prange’s termination of employment effective March 12, 2007, we entered into a separation agreement, effective July 18, 2007, pursuant to which we agreed to provide him with approximately $40,306 in allegedly owed back pay and approximately $7,725 in business expenses. We also agreed to amend Mr. Prange’s existing option agreement, which was exercisable with respect to 172,222 shares of common stock on the date of termination, to permit Mr. Prange to exercise the option with respect to the 48,000 shares not otherwise exercisable under his option during a 90-day period following the effective date of his separation agreement. We also agreed to amend Mr. Prange’s option agreement to permit him to exercise his option with respect to 17,222 shares for a 90-day period commencing upon the closing of our initial public offering, and to exercise his option with respect to the remaining 172,222 shares (less any of the 17,222 shares he acquires following our initial public offering) between March 12, 2009 and June 10, 2009, in each case so long as Mr. Prange complied with his obligations under his separation agreement. In exchange for these benefits, Mr. Prange agreed to a release of claims and certain restrictive covenants, including mutual non-disparagement, confidentiality and customary non-competition and non-solicitation restrictions for a period of 24 months following the date of his termination of employment. The 24-month period will end on March 12, 2009.

In early October 2007, we notified Mr. Prange that we believed that he had violated his obligations of non-disparagement under his separation agreement, and that we had taken action to cancel his options to purchase 172,222 shares of our common stock and also to cancel 23,000 shares of our common stock that he received upon his previous exercise of options in connection with the separation agreement. Mr. Prange has contested these actions and has threatened legal action if we do not reinstate his options and shares.

New Employment Agreements

Our proposed new employment agreements with our NEOs will become effective upon the closing of this offering and their execution by our NEOs. Under these new agreements, our NEOs will be entitled to certain severance payments and other benefits on a qualifying employment termination, including certain enhanced protections under such circumstances occurring after a change in control of our company. If the executive’s employment is terminated without “cause” or for “good reason” prior to the end of the employment period, the executive will be entitled to a lump sum severance benefit equal to a multiple (indicated in the table below) of the sum of his base salary plus the average of the prior three years’ bonuses; a pro rata bonus for the year of the termination; and COBRA premiums at the active employee rate for the duration of the executive’s COBRA continuation coverage period.

“Cause” is defined in the new employment agreements as a good faith finding by our board of directors that the executive has (i) failed, neglected, or refused to perform the lawful employment duties related to his position or that we assigned to him (other than due to disability); (ii) committed any willful, intentional, or grossly negligent act having the effect of materially injuring our interests, business, or reputation; (iii) violated or failed to comply in any material respect with our published rules, regulations, or policies; (iv) committed an act constituting a felony or misdemeanor involving moral turpitude, fraud, theft, or dishonesty; (v) misappropriated or embezzled any of our property (whether or not an act constituting a felony or misdemeanor); or (vi) breached any material provision of the employment agreement or any other applicable confidentiality, non-compete, non-solicit, general release, covenant not-to-sue, or other agreement with us.

“Good reason” is defined in the new employment agreements as the occurrence of any of the following without the executive’s consent: (i) a material diminution in the executive’s base salary; (ii) a material diminution in the executive’s authority, duties or responsibilities; (iii) a material diminution in the authority, duties or responsibilities of the supervisor to whom the executive is required to report; (iv) a material diminution in the budget over which the executive retains authority; (v) a material change in the geographic location at which the executive must perform services; or (vi) a material breach by us of any provision of the employment agreement.

The severance multiples, employment and renewal terms and restrictive covenants under the new employment agreements, prior to any change of control occurring after this offering, are as follows:

		Employment	Renewal	Noncompete and
Executive	Severance	Term	Term	Confidentiality

Chief executive officer	2 × Salary +	2 Years	2 Years	Yes
Avg. Bonus
Chief financial officer	1 × Salary +	1 Year	1 Year	Yes
Avg. Bonus
General counsel	1 × Salary +	1 Year	1 Year	Yes
Avg. Bonus
Executive vice presidents	1 × Salary +	1 Year	1 Year	Yes
Avg. Bonus
Vice presidents	1/2 × Salary +	1 Year	1 Year	Yes
Avg. Bonus

We set the severance multiples, employment and renewal terms and restrictive covenants under the new employment agreements based on advice from Towers Perrin that such multiples and terms are consistent with general public company practice and our subjective belief that these amounts and terms were necessary to provide our NEOs with compensation arrangements that will help us to retain and attract high-quality executives in a competitive job market. The severance multiples and employment and renewal terms vary among our individual NEOs based on the advice of Towers Perrin that such multiples and terms are consistent with general public company practice and our subjective judgment. We did not ascertain the basis or support for Towers Perrin’s advice that such multiples and other terms are consistent with general public company practice.

The new employment agreements would also provide enhanced benefits for our NEOs following a change of control after closing of this offering. Upon a change of control, the executive’s employment term would automatically be extended for a specified period, which would vary based upon the executive’s position, as shown in the chart below. Following the change of control, the executive would be guaranteed the same base salary and a bonus opportunity at least equal to 100% of the prior year’s target award and with the same general probability of achieving performance goals as was in effect prior to the change of control. In addition, the executive would be guaranteed participation in salaried and executive benefit plans that provide benefits, in the aggregate, at least as great as the benefits being provided prior to the change of control.

The severance provisions would remain the same as in the pre-change of control context as described above, except that the multiplier used to determine the severance amount and the post change of control employment term would increase, as is shown in the table below. The table also indicates the provisions in the employment agreements regarding triggering events and the treatment of payments under the agreements if the non-deductibility and excise tax provisions of Code Sections 280G and 4999 were triggered, as discussed below.

Post Change
of Control
		Employment		Excise Tax
Executive	Severance	Term	Trigger	Gross-Up	Valley

Chief executive officer	3 × Salary +	3 Years	Double	No	Yes
Avg. Bonus
Chief financial officer	2 × Salary +	2 Years	Double	No	Yes
Avg. Bonus
General counsel	2 × Salary +	2 Years	Double	No	Yes
Avg. Bonus
Executive vice presidents	2 × Salary +	2 Years	Double	No	Yes
Avg. Bonus
Vice presidents	1 × Salary +	1 Year	Double	No	Yes
Avg. Bonus

We set the post change of control severance multiples and employment terms under the new employment agreements based on our belief that these amounts and terms will provide appropriate levels of protection for our NEOs to enable them to focus their efforts on behalf of our company without undue concern for their employment following a change in control. In making this determination, our compensation committee considered information provided by Towers Perrin indicating that the proposed change of control severance multiples and employment terms were generally consistent with the practices of Towers Perrin’s 96 surveyed companies.

A change of control under the new employment agreements would generally occur when a third party acquires 20% or more of our outstanding stock, there is a hostile board election, a merger occurs in which our shareholders cease to own 50% of the equity of the successor, or we are liquidated or dissolved, or substantially all of our assets are sold, in each case after the closing of this offering. We have agreed to treat these events as triggering events under the new employment agreements because such events would represent significant changes in the ownership of our company and could signal potential uncertainty regarding the job security of our NEOs. Specifically, we believe that an acquisition by a third party of 20% or more of our outstanding stock would constitute a significant change in ownership of our company after this offering because we anticipate having a diverse, widely-dispersed shareholder base. We believe the types of protections provided under our new employment agreements better enable our executives to focus their efforts on behalf of our company during such times of uncertainty.

The new employment agreements contain a “valley” excise tax provision to address Code Sections 280G and 4999 non-deductibility and excise taxes on “excess parachute payments.” Code Sections 280G and 4999 may affect the deductibility of, and impose additional excise taxes on, certain payments that are made upon or in connection with a change of control. The valley provision provides that all amounts payable under the employment agreement and any other of our agreements or plans that constitute change of control payments will be cut back to one dollar less than three times the executive’s “base amount,” as defined by Code Section 280G, unless the executive would retain a greater amount by receiving the full amount of the payment and personally paying the excise taxes. Under the new employment agreements, we would not be obligated to gross up executives for any excise taxes imposed on excess parachute payments under Code Section 280G or 4999.

The new employment agreements were not in effect as of March 31, 2007, and the payments and other benefits, if any, to which our NEOs would have been entitled if a triggering event had occurred on March 31, 2007 under their existing employment agreements are summarized above under “— Arrangements in Effect Prior to this Offering.” The following table summarizes the estimated value of certain payments and other benefits to which our currently-serving NEOs would be entitled under the new employment agreements upon certain terminations of employment, assuming, solely for purposes of such calculations, that (i) the triggering event or events occurred on September 30, 2007; (ii) the new employment agreements were then in effect; (iii) the Cash Incentive Program was then in effect; (iv) in the case of a change of control, the vesting of all stock options held by our NEOs was accelerated; and (v) the value of a share of our common stock as of such change of control was $13.00 per share (the mid-point of the range set forth on the cover page of this prospectus). The per share value of our common stock could affect the amounts receivable by the NEOs upon the acceleration of non-vested stock options as a result of the change of control as set forth below under “Equity Plans” and, therefore, could affect the amounts set forth in the column below entitled “After Change in Control Without Cause or Good Reason” by triggering application of the “valley” provision. Under the assumptions set out in clauses (i) through (v) above, the valley provision would not result in a reduction of any change in control payments, and would not, therefore, affect the amounts set forth in the column entitled “After Change in Control Without Cause or for Good Reason.”

		Before Change in	After Change in
		Control Without	Control Without
		Cause or for Good	Cause or for
Name	Benefit	Reason ($)	Good Reason

Neal R. Verfuerth	Severance	583,200	874,800
	Pro Rata Target Bonus	146,000	146,000
	Benefits	11,029	11,029

	Total	740,229	1,031,829
Daniel J. Waibel	Severance	171,667	343,333
	Pro Rata Target Bonus	32,500	32,500
	Benefits	16,304	16,304

	Total	220,471	392,137
John H. Scribante	Severance	83,333	166,667
	Pro Rata Target Bonus	30,000	30,000
	Benefits	—	—

	Total	113,333	196,667
Michael J. Potts	Severance	171,667	343,333
	Pro Rata Target Bonus	32,500	32,500
	Benefits	16,304	16,304

	Total	220,471	392,137
Patricia A. Verfuerth	Severance	85,833	171,667
	Pro Rata Target Bonus	25,000	25,000
	Benefits	11,029	11,029

	Total	121,862	207,696
Total for all NEOs		1,416,366	2,220,466

Equity Plans

Our equity plans provide for certain benefits in the event of certain changes of control. Under both our existing 2003 Stock Option Plan and our 2004 Equity Incentive Plan, and under our amended and restated 2004 Stock and Incentive Awards Plan, if there is a change of control, our compensation committee may, among other things, accelerate the exercisability of all outstanding stock options and/or require that all outstanding options be cashed out. Our 2003 Stock Option Plan defines a change of control as the occurrence of any of the following:

•	With certain exceptions, any “person” (as such term is used in sections 13(d) and l4(d) of the Exchange Act), becomes a “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities representing more than 50% of the voting power of our then outstanding securities.

•	Our shareholders approve (or, if shareholder approval is not required, our board approves) an agreement providing for (i) our merger or consolidation with another entity where our shareholders immediately prior to the merger or consolidation will not beneficially own, immediately after the merger or consolidation, securities of the surviving entity representing more than 50% of the voting power of the then outstanding securities of the surviving entity, (ii) the sale or other disposition of all or substantially all of our assets, or (iii) our liquidation or dissolution.

•	Any person has commenced a tender offer or exchange offer for 30% or more of the voting power of our then outstanding shares.

•	Directors are elected such that a majority of the members of our board shall have been members of our board for less than two years, unless the election or nomination for election of each new director who was not a director at the beginning of such two-year period was approved by a vote of at least two-thirds of the directors then still in office who were directors at the beginning of such period.

Following this offering, a change of control under our 2004 Stock and Incentive Awards Plan will generally occur when a third party acquires 20% or more of our outstanding stock, there is a hostile board election, a merger occurs in which our shareholders cease to own 50% of the equity of the successor, or we are liquidated or dissolved or substantially all of our assets are sold. We have agreed to treat these events as triggering events under the new employment agreements because such events would represent significant changes in the ownership of our company and could signal potential uncertainty regarding the job security of our NEOs, and we believe these types of protections will better enable our NEOs to focus their efforts on behalf of our company during such times of uncertainty.

If a change of control had occurred on September 30, 2007, and our compensation committee had cashed out all of the stock options then held by our NEOs, whether or not vested, for a payment equal to the product of (i) the number of shares underlying such options and (ii) the difference between an assumed initial public offering price of $13.00 per share (the mid-point of the range set forth on the cover page of this prospectus), and the exercise price per share of such options, our currently-serving NEOs would have received approximately the following benefits:

		Weighted Average
	Number of Option	Exercise
	Shares Cashed Out	Price per Option
Name	(#)	Share ($)	Value Realized ($)

Neal R. Verfuerth	430,958	3.16	$4,240,627
Daniel J. Waibel	100,000	2.20	1,080,000
John H. Scribante	241,000	2.35	2,566,650
Michael J. Potts	665,318	0.95	8,017,082
Patricia A. Verfuerth	233,639	3.11	2,310,690

Director Compensation

We currently compensate our non-employee directors pursuant to our directors compensation policy, under which we pay each non-employee director a monthly retainer fee of $500, plus an additional monthly retainer fee of $500 for non-employee directors who also serve as chairman of our board or a committee (subject to a $1,500 monthly maximum for a director who chairs both our board and a committee). Our current policy also calls for grants of options to our non-employee directors representing 5,000 shares of our common stock per year of service. In early fiscal 2006, in accordance with this policy, we granted each non-employee director (other than Mr. Kackley) an option to purchase 20,000 shares of our common stock at an exercise price of $0.75 per share. In light of his commitment and contributions as chairman of our audit and finance committee, we granted Mr. Kackley an option to purchase 100,000 shares of our common stock in early fiscal 2006 at an exercise price of $0.75 per share. These option grants were intended in part to acknowledge our directors’ service for periods prior to fiscal 2006 and in part to compensate our directors for future services. We intended the grants made to our longest-serving directors to approximate the amounts that we believed would be appropriate for four years’ worth of service covering a period of approximately fiscal 2004 through fiscal 2007. For the sake of future consistency in the compensation of our non-employee directors, we made a subjective determination to issue the same amount of options for all directors, regardless of their respective years of service. These options were subject to vesting in four equal installments on March 31 of each of 2006, 2007, 2008 and 2009. We made no option grants in fiscal 2007 to our non-employee directors, other than to Mr. Kackley, as described below. The per share exercise price was determined based on an approximation of the fair market value of our common stock over the prior four-year period. We recognized $33,000 of stock-based compensation expense in fiscal 2006 as a result of these grants.

On December 20, 2006, we granted Mr. Kackley an additional option to purchase 60,000 more shares of our common stock to compensate him for his significant time commitment and substantial contributions in his capacity as chairman of our audit and finance committee. The exercise price per share of the option was $2.20, which was the fair market value of a share of our common stock on the date of grant as determined by our compensation committee and board of directors based principally on the November 30, 2006 independent valuation of the fair market value of our common stock prepared by Wipfli LLP.

In October 2006, we paid Messrs. Kackley and Trotter $5,000 each in respect of consulting services they provided us in connection with our evaluation in early fiscal 2007 of our personnel and management structure and related governing and reporting processes. Messrs. Kackley and Trotter conducted extensive interviews with employees and a detailed evaluation of our company’s practices in the areas under consideration for restructuring, and summarized their conclusions in a report to our board of directors. We made the payments, and Messrs. Kackley and Trotter rendered the consulting services, pursuant to written agreements.

In connection with this offering, our compensation committee retained Towers Perrin to provide it with recommendations regarding our compensation program for non-employee directors subsequent to this offering. Based on Towers Perrin’s recommendations, our compensation committee has recommended that our board of directors adopt the following new compensation program for our non-employee directors effective upon the closing of this offering: (a) an annual retainer of $40,000, payable in cash or shares of our common stock at the election of the recipient; (b) an annual stock option grant, vesting ratably over three years, with a grant date fair value of $45,000; (c) an annual retainer of $15,000 for each of the independent chairman of our board of directors and the chairman of the audit and finance committee of our board of directors, payable in cash or shares of common stock at the election of the recipient; and (d) an annual retainer of $10,000 for each of the chairmen of the compensation committee and the nominating and corporate governance committee of our board of directors, payable in cash or shares of common stock at the election of the recipient. In order to attract potential new independent directors in the future, our compensation committee also is recommending that our board of directors retain the flexibility to make an initial stock option or other form of equity-based grant or a cash award to any such new non-employee directors upon joining our board.

Also in connection with this offering, based on the recommendation of Towers Perrin, our compensation committee has recommended for approval by our board of directors stock ownership guidelines for our non-employee directors effective upon the closing of this offering. The guidelines would require non-employee directors to hold shares of our common stock with a value equal to or in excess of, for current non-employee directors, five times their fiscal 2008 retainer and, for subsequently elected directors, five times their retainer for the fiscal year of their election. We would determine the number of shares the ownership guidelines would require the non-employee directors to hold based on, for our current non-employee directors, the initial public offering price of our common stock and, for subsequently elected non-employee directors, the closing sale price of our common stock on the first trading day on or after their election. Non-employee directors would be able to satisfy the ownership guidelines with shares of our common stock that they acquire through the exercise of stock options or other similar equity-based awards, through retention upon vesting of restricted shares or other similar equity-based awards or through direct share purchases. Our currently serving non-employee directors would have five years from the closing of this offering to satisfy the ownership guidelines, and subsequently elected directors would be required to satisfy the guidelines within five years after their election.

Director Compensation for Fiscal 2007

The following table summarizes the compensation of our non-employee directors for fiscal 2007. As employee directors, none of Richard J. Olsen, our vice president of technical services and former director, Mr. Verfuerth nor Mr. Potts received any compensation for their service as directors, and they are therefore omitted from the table. Mr. Olsen retired from our board on July 28, 2007 in connection with this offering to reduce the number of employee directors on our board. We reimbursed each of our directors, including our employee directors, for expenses incurred in connection with attendance at meetings of our board and its committees.

	Fees Earned	Option
	or Paid in	Awards	All Other
Name	Cash ($)	($)(1)(2)	Compensation ($)	Total ($)

Thomas A. Quadracci	7,000	—	—	7,000
James R. Kackley	12,000	26,827	5,000	43,827
Eckhart G. Grohmann	6,000	5,225	—	11,225
Patrick J. Trotter	9,000	4,180	5,000	18,180
Diana Propper de Callejon(3)	—	—	—	—

(1)	Represents the amount of expense recognized for financial accounting purposes pursuant to SFAS 123(R) for fiscal 2007 as reflected in our financial statements included elsewhere in this prospectus. Pursuant to SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions.

(2)	The aggregate number of option awards outstanding as of March 31, 2007 for each director was as follows: Mr. Kackley held options to purchase an aggregate of 114,000 shares of our common stock at a weighted average exercise price of $1.44 per share; Mr. Grohmann held an option to purchase 20,000 shares of our common stock at an exercise price of $0.75 per share; and Mr. Trotter held an option to purchase 20,000 shares of our common stock at an exercise price of $0.75 per share. The grant date fair value of our special fiscal 2007 option grant to Mr. Kackley, computed in accordance with SFAS 123(R), was $53,110. We also granted our non-employee directors additional stock options on July 27, 2007, as follows: Messrs. Kackley, Quadracci and Grohmann each received an option to purchase 10,000 shares of our common stock, and Ms. Propper de Callejon and Mr. Trotter each received an option to purchase 5,000 shares of our common stock. All of the options granted on July 27, 2007 have an exercise price of $4.49 per share.

(3)	Ms. Propper de Callejon, who is associated with Clean Technology Fund II, LP, one of our principal shareholders, received no additional compensation in fiscal 2007 for her service as a director.

PRINCIPAL AND SELLING SHAREHOLDERS

The following table sets forth certain information regarding the beneficial ownership of our common stock and the shares beneficially owned by all principal and selling shareholders as of October 31, 2007, and as adjusted to reflect the sale of our common stock offered by this prospectus, by:

•	each person (or group of affiliated persons) known to us to be the beneficial owner of more than 5% of our common stock (assuming the conversion of all of our preferred stock into 4,808,012 shares of common stock on a one-for-one basis and the conversion of our Convertible Notes into 2,360,802 shares of common stock upon closing of this offering);

•	each of our named executive officers;

•	each of our directors;

•	all of our directors and current and certain former executive officers as a group; and

•	all selling shareholders.

Beneficial ownership is determined in accordance with the rules of the SEC and includes any shares over which a person exercises sole or shared voting or investment power. Under these rules, beneficial ownership also includes any shares as to which the individual or entity has the right to acquire beneficial ownership of within 60 days of October 31, 2007 through the exercise of any warrant, stock option or other right. Except as noted by footnote, and subject to community property laws where applicable, we believe that the shareholders named in the table below have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.

As of October 31, 2007, there were 12,535,205 shares of common stock and 4,808,012 shares of Series B and Series C preferred stock outstanding (with each such share of preferred stock converting automatically into shares of common stock on a one-for-one basis upon closing of this offering). See “Description of Capital Stock.”

On August 3, 2007, we issued the Convertible Notes to an indirect affiliate of GEEFS, Clean Technology and affiliates of Capvest. The Convertible Notes will convert automatically upon closing of this offering into 2,360,802 shares of our common stock. Neither GEEFS nor any of its indirect or direct affiliates owned any shares of our common stock or securities convertible into shares of our common stock prior to the issuance of the Convertible Notes. See “Description of Capital Stock.”

The percentage of beneficial ownership set forth in the table below is based on (i) prior to this offering, 19,704,019 shares of common stock outstanding (assuming the conversion of all outstanding shares of preferred stock and the Convertible Notes); and (ii) after this offering, 25,399,265 shares of common stock outstanding (assuming the conversion of all outstanding shares of preferred stock and the Convertible Notes).

The information contained in the footnotes to the table below regarding the specific shares being sold by each selling shareholder is based solely on the stock certificates delivered by each such selling shareholder to Wells Fargo Bank, N.A., acting in its capacity as the custodian for the shares to be sold by the selling shareholders in this offering, as of the date of this prospectus.

Except as set forth below, the address of all shareholders listed under “Directors and current and certain former executive officers” and “Principal shareholders” is c/o Orion Energy Systems, Inc. 1204 Pilgrim Road, Plymouth, WI 53073.

				Percentage of Shares
				Beneficially Owned
						After
	Number of Shares		Number			Offering
	Beneficially Owned		of Shares			if Over-
	Before	After	to be Sold	Before	After	Allotment
	Offering	Offering	in Offering	Offering	Offering	is Exercised

Directors and current and certain former executive officers
Neal R. Verfuerth(1)	3,092,561	2,789,306	303,255	15.6%	10.9%	10.5%
Daniel J. Waibel(2)	920,000	920,000	—	4.7	3.6	3.5
Michael J. Potts(3)	821,986	741,288	80,698	4.0	2.9	2.7
John Scribante(4)	270,340	243,340	27,000	1.4	*	*
Patricia A. Verfuerth(5)	3,092,561	2,789,306	303,255	15.6	10.9	10.5
Thomas A. Quadracci(6)	36,409	36,409	—	*	*	*
Diana Propper de Callejon(7)	2,193,157	1,184,066	1,009,091	11.2	4.7	4.5
James R. Kackley(8)	264,000	264,000	—	1.3	1.0	*
Eckhart G. Grohmann(9)	1,270,000	1,270,000	—	6.5	5.0	4.8
Patrick J. Trotter(10)	514,790	463,311	51,479	2.6	1.8	1.7
Bruce Wadman(11)	20,000	20,000	—	*	*	*
James L. Prange(12)	6,801	6,801	—	*	*	*
All directors and current and certain former executive officers as a group (14 individuals)	9,540,044	8,058,521	1,481,523	46.3%	30.6%	29.3%

Principal shareholders
Clean Technology Affiliates(13)	2,193,157	1,184,066	1,009,091	11.2%	4.7%	4.5%
GEEFS Indirect Affiliate(14)	1,781,737	1,781,737	—	9.1	7.0	6.7
Richard J. Olsen(15)	1,021,414	920,273	101,141	5.2	3.6	3.5

Selling shareholders
Edmund R. Knauf, Jr.(16)	452,000	408,000	44,000	2.3%	1.6%	1.5%
Mel Blanke(17)	307,216	276,495	30,721	1.5	1.1	1.0
Capvest(18)	204,090	95,000	109,090	1.0	*	*
Stephen Heins(19)	184,433	161,090	17,343	*	*	*
Northland Capital Group(20)	160,072	144,072	16,000	*	*	*
William E. and Patricia A. Frost(21)	135,200	121,680	13,520	*	*	*
Joshua Kurtz(22)	138,530	134,130	4,400	*	*	*
Zachary Kurtz(23)	134,272	130,272	4,000	*	*	*
Eric von Estorff(24)	130,000	120,000	10,000	*	*	*
Gary Mazzie(25)	96,000	86,400	9,600	*	*	*
Leah Kurtz(26)	83,000	78,850	4,150	*	*	*
Henry and Karen Schneider(27)	80,000	72,000	8,000	*	*	*
Donald C. Heimermam(28)	76,010	68,409	7,601	*	*	*
Liesl M. Testwuide 1992 Trust(29)	74,354	66,919	7,435	*	*	*
Mark and Toni McBride(30)	69,000	65,300	3,700	*	*	*
James C. and Cynthia Naleid(31)	64,000	57,600	6,400	*	*	*
Denis Peters(32)	60,000	58,000	2,000	*	*	*
Gary Schomburg(33)	60,000	54,000	6,000	*	*	*
Robinson J. Kirby(34)	57,976	52,179	5,797	*	*	*
George Lockwood Survivors Trust(35)	56,000	50,400	5,600	*	*	*
Darrell Otto and Shana Hill(36)	56,000	54,000	2,000	*	*	*

				Percentage of Shares
				Beneficially Owned
						After
	Number of Shares		Number			Offering
	Beneficially Owned		of Shares			if Over-
	Before	After	to be Sold	Before	After	Allotment
	Offering	Offering	in Offering	Offering	Offering	is Exercised

Charles Gardner(37)	55,500	50,000	5,500	*	*	*
John F. Schwalbach(38)	51,822	47,640	4,182	*	*	*
Chuck Van Horn(39)	42,816	38,535	4,281	*	*	*
Blakney Corporation(40)	42,000	37,800	4,200	*	*	*
Judith M. Gannon(41)	40,000	36,000	4,000	*	*	*
Robert E. Roenitz(42)	40,000	36,000	4,000	*	*	*
Willard M. Hunter 2002 Revocable Trust(43)	33,053	29,748	3,305	*	*	*
John R. and Margot Dunn(44)	32,000	30,000	2,000	*	*	*
Mike and Kathy Sieren Revocable Living Trust(45)	32,000	28,800	3,200	*	*	*
Gary R. and Judy Kuphall(46)	32,000	28,800	3,200	*	*	*
Richard K. Huber(47)	32,000	28,800	3,200	*	*	*
Gary Kleinjan(48)	32,000	28,800	3,200	*	*	*
Kevin and Catherine Markey(49)	32,000	29,600	2,400	*	*	*
Gerald Hill(50)	30,000	29,000	1,000	*	*	*
Alvin and Renee Verfeurth(51)	24,896	23,396	1,500	*	*	*
Brian Henke Trust(52)	22,000	19,800	2,200	*	*	*
David Crowley, Jr.(53)	22,000	20,000	2,000	*	*	*
Leif G. and Patricia L. Gigstad(54)	21,840	19,656	2,184	*	*	*
Stephen G. and Jared S. Arn(55)	21,334	19,201	2,133	*	*	*
Thomas Rettler(56)	20,000	18,000	2,000	*	*	*
Carl and Irene Dittrich(57)	17,582	15,824	1,758	*	*	*
Mark and Deborah Hansen(58)	16,000	14,400	1,600	*	*	*
Alfred Kleppek(59)	14,600	13,600	1,000	*	*	*
Armin F. and Jerry A. Kuehl Revocable Trust of 1999(60)	14,548	13,093	1,455	*	*	*
James T. and Virginia Petrie(61)	14,446	13,280	1,166	*	*	*
Jeff Sohn(62)	12,000	10,800	1,200	*	*	*
Thomas Barber(63)	11,850	10,850	1,000	*	*	*
Thomas Heck(64)	11,112	10,001	1,111	*	*	*
Yvonne A. Lockwood Living Trust of 2006(65)	10,914	9,914	1,000	*	*	*
Robert E. and Ronna M. Cline Living Trust of 1996(66)	10,668	9,602	1,066	*	*	*
Thomas Cornell(67)	9,820	8,820	1,000	*	*	*

Other selling shareholders (34 individuals)(68)	155,846	121,846	34,000	*	*	*

Total selling shareholders	11,551,048	9,547,986	1,997,062	54.2%	35.6%	34.1%

*	Indicates less than 1%.

(1)	Consists of (i) 2,124,896 shares of common stock, 434,196 of which have been pledged as security for personal loans (as pledged in 2003 and March 2007); (ii) 850,000 shares of common stock held by Mr. Verfuerth’s wife, Patricia A. Verfuerth; (iii) 50,000 shares of common stock issuable upon the exercise of vested and exercisable options; and (iv) 67,665 shares of common stock issuable upon the exercise of vested and exercisable options held by Mr. Verfuerth’s wife, Patricia A. Verfuerth. The number does not reflect 380,958 shares of common stock subject to options held by Mr. Verfuerth that will not become exercisable within 60 days of October 31, 2007. Mr. Verfuerth is our President and Chief Executive Officer. The shares being offered by Mr. Verfuerth indicated in the table are shares of common stock described in clause (i) above and were acquired by Mr. Verfuerth from us prior to 2004.

(2)	Consists of (i) 900,000 shares of common stock and (ii) 20,000 shares of common stock issuable upon the exercise of vested and exercisable options. The number does not include 80,000 shares of common stock subject to an option held by Mr. Waibel that will not become exercisable within 60 days of October 31, 2007.

(3)	Consists of (i) 216,668 shares of common stock and (ii) 605,318 shares of common stock issuable upon the exercise of vested and exercisable options. The number does not include 60,000 shares of common stock subject to options that will not become exercisable within 60 days of October 31, 2007. Mr. Potts is our Executive Vice President. The shares being offered by Mr. Potts indicated in the table are shares of common stock described in clause (i) above and were acquired by Mr. Potts from us prior to 2004.

(4)	Consists of (i) 231,110 shares of common stock held in the TMS Trust; (ii) 19,230 shares of common stock issuable upon the conversion of Series B preferred stock held in the TMS Trust; and (iii) 20,000 shares of common stock issuable upon the exercise of vested and exercisable options. The number does not include 221,000 shares of common stock subject to an option that will not become exercisable within 60 days of October 31, 2007. Mr. Scribante is our Senior Vice President of Business Development. The shares being offered by Mr. Scribante indicated in the table are shares of common stock described in clause (i) above and were acquired by Mr. Scribante on May 1, 2004 and November 1, 2004 from a third party.

(5)	Consists of (i) 850,000 shares of common stock; (ii) 2,124,896 shares of common stock held by Ms. Verfuerth’s husband, Neal R. Verfuerth, 434,196 of which have been pledged as security for personal loans (as pledged in 2003 and March 2007); (iii) 67,665 shares of common stock issuable upon the exercise of vested and exercisable options; and (iv) 50,000 shares of common stock issuable upon the exercise of vested and exercisable options held by Ms. Verfuerth’s husband, Neal R. Verfuerth. The number does not reflect 165,974 shares of common stock subject to options held by Ms. Verfuerth that will not become exercisable within 60 days of October 31, 2007. Ms. Verfuerth is our Vice President of Operations. The shares being offered by Ms. Verfuerth indicated in the table are shares of common stock described in clause (i) above and were transferred to Ms. Verfuerth by Mr. Verfeurth (for no consideration) on September 28, 2007.

(6)	Does not include 10,000 shares of common stock subject to an option held by Mr. Quadracci that will not become exercisable within 60 days of October 31, 2007.

(7)	Consists of (i) 1,636,364 shares of common stock issuable upon the conversion of Series C preferred stock owned by Clean Technology and (ii) 556,793 shares of common stock issuable upon the conversion of the Convertible Notes held by Clean Technology. Clean Technology is the name we use for Clean Technology Fund II, LP. Diana Propper de Callejon, one of our directors, is one of the managing members of Expansion Capital Partners II — General Partner, LLC. Expansion Capital Partners II — General Partner, LLC is the general partner of Expansion Capital Partners II, LP, which is the general partner of Clean Technology. By virtue of her position, Ms. Propper de Callejon shares voting and dispositive power over the shares owned by Clean Technology. Ms. Propper de Callejon disclaims beneficial ownership of the shares held by Clean Technology except to the extent of her pecuniary interest therein.

(8)	Consists of (i) 213,000 shares of common stock; (ii) 6,000 shares of common stock issuable upon the exercise of vested and exercisable options; and (iii) 45,000 shares of common stock beneficially owned by Mr. Kackley’s grandchildren. The number does not include 106,000 shares of common stock subject to options held by Mr. Kackley that will not become exercisable within 60 days of October 31, 2007.

(9)	Consists of (i) 790,000 shares of common stock held in the Eckhart Grohmann Revocable Trust and (ii) 480,000 shares of common stock issuable upon the conversion of Series B preferred stock held in the Eckhart Grohmann Revocable Trust. The number does not include 20,000 shares of common stock subject to options held by Mr. Grohmann that will not become exercisable within 60 days of October 31, 2007.

(10)	Consists of (i) 504,790 shares of common stock, 400,000 of which have been pledged as security for a loan (as pledged in August 2007), and (ii) 10,000 shares of common stock issuable upon the exercise of vested and exercisable options. The number does not include 15,000 shares of common stock subject to options held by Mr. Trotter that will not become exercisable within 60 days of October 31, 2007. Mr. Trotter is one of our directors. The shares being offered by Mr. Trotter indicated in the table are shares of common stock described in clause (i) above and were acquired by Mr. Trotter from us prior to 2004.

(11)	Consists of 20,000 shares of common stock issuable upon the exercise of vested and exercisable options. The number does not include 20,000 shares of common stock subject to an option held by Mr. Wadman that will not become exercisable within 60 days of October 31, 2007.

(12)	Consists of 6,801 shares of common stock. In early October 2007, we notified Mr. Prange that we believed that he had violated his obligations of non-disparagement under his July 18, 2007 separation agreement, and that we had taken action to cancel options to purchase 172,222 shares of our common stock and also to cancel 23,000 shares of our common stock held by him that he received upon his previous exercise of options in connection with his separation agreement. See “Executive Compensation - Payments Upon Termination or Change of Control — Agreements in Effect Prior to this Offering.” Mr. Prange has contested these actions and has threatened legal action if we do not reinstate his options and shares.

(13)	Consists of (i) 1,636,364 shares of common stock issuable upon the conversion of Series C preferred stock and (ii) 556,793 shares of common stock issuable upon the conversion of the Convertible Notes. Clean Technology is the name we use for Clean Technology Fund II, LP. The general partner of Clean Technology is Expansion Capital Partners II, LP and the general partner of Expansion Capital Partners II, LP is Expansion Capital Partners II — General Partner, LLC. The managing members of Expansion Capital Partners II — General Partner, LLC are Diana Propper de Callejon, Mark T. Donohue and Bernardo H. Llovera. By virtue of their positions, these individuals collectively exercise voting and dispositive power over the shares owned by Clean Technology. Each of these individuals disclaims beneficial ownership of the shares held by Clean Technology except to the extent of his or her pecuniary interest therein. The address of Clean Technology is 90 Park Avenue, Suite 1700, New York, NY 10016. The shares being offered by Clean Technology indicated in the table are shares of common stock into which shares of Series C preferred stock described in clause (i) above will be converted upon closing of this offering and were acquired by Clean Technology from us in a private placement of Series C preferred stock on July 31, 2006 for $2.75 per share.

(14)	Consists of 1,781,737 shares of common stock issuable upon the conversion of the Convertible Notes. GEEFS is the name we use for GE Capital Equity Investments, Inc., an indirect affiliate of GE Energy Financial Services, Inc. GE Capital Equity Investments, Inc., is the holder of the Convertible Notes. The address of GEEFS is c/o GE Capital Equity Investments, Inc., 201 Merritt 7, P.O. Box 5201, Norwalk, Connecticut 06851.

(15)	Consists of (i) 1,011,414 shares of common stock and (ii) 10,000 shares of common stock issuable upon the exercise of vested and exercisable options. The number does not include 40,000 shares of common stock subject to an option held by Mr. Olsen that will not become exercisable within 60 days of October 31, 2007. Mr. Olsen is our Vice President of Technical Services and a former director. The shares being offered by Mr. Olsen indicated in the table are shares of common stock acquired by Mr. Olsen from us prior to 2004.

(16)	Consists of (i) 2,000 shares of common stock; (ii) 440,000 shares of common stock held by the Edmund R. Knauf Jr. Living Trust; and (iii) 10,000 shares of common stock issuable upon the exercise of vested and exercisable options. The shares being offered by the selling shareholder indicated in the table are shares of common stock described in clause (ii) above and were acquired by the selling shareholder upon exchange for shares of Series A preferred stock on February 17, 2005.

(17)	Consists of (i) 64,796 shares of common stock and (ii) 242,420 shares of common stock issuable upon the exercise of vested and exercisable options. The shares being offered by the selling shareholder indicated in the table are shares of common stock described in clause (i) above and were acquired by the selling shareholder upon exchange for shares of Series A preferred stock on April 6, 2005.

(18)	Consists of (i) 181,818 shares of common stock issuable upon the conversion of Series C preferred stock and (ii) 22,272 shares of common stock issuable upon the conversion of the Convertible Notes. Capvest is the name we use for Capvest Venture Fund, L.P. and its affiliate, Technology Transformation Venture Fund, L.P. The investment decisions of Capvest Venture Fund, L.P. are made by William Custer and Jackie Haussler, managing members of Capvest Venture Partners LLC, the general partner of Capvest Venture Fund, L.P. The investment decisions of Technology Transformation Venture Fund, L.P. are made by William Custer, president of Custer Capital Fund IV, Inc., the general partner of Transformation Venture Fund, L.P. Mr. Custer and Ms. Haussler each disclaim beneficial ownership of the shares held by the foregoing entities except to the extent of his or her pecuniary interest therein. The shares being offered by the selling shareholder indicated in the table are shares of common stock into which shares of Series C preferred stock described in clause (i) above will be converted upon closing of this offering and were acquired by the selling shareholder from us in a private placement of Series C preferred stock on September 28, 2006 for $2.75 per share.

(19)	Consists of 184,433 shares of common stock issuable upon the exercise of vested and exercisable options. On November 2, 2007, Mr. Heins exercised options for 179,433 shares of common stock and transferred 6,000 shares of common stock. The selling shareholder is currently employed by us. The shares being offered by the selling shareholder indicated in the table are shares of common stock acquired by the selling shareholder upon exercise of stock options on November 2, 2007 at an exercise price of $0.69 per share.

(20)	Consists of (i) 55,778 shares of common stock; (ii) 78,220 shares of common stock issuable upon the conversion of Series B preferred stock; and (iii) 26,074 shares of common stock issuable upon the exercise of warrants. Northland Capital Group’s affiliate, Northland Capital Financial Services, LLC, holds the common stock. Northland Capital Group holds the Series B preferred stock and warrants. The shares being offered by the selling shareholder indicated in the table are shares of common stock into which shares of Series B preferred stock described in clause (ii) above will be converted upon closing of this offering and were acquired by the selling shareholder from us in a private placement of Series B preferred stock on October 22, 2004 for $2.25 per share.

(21)	Consists of (i) 30,000 shares of common stock; (ii) 70,000 shares of common stock held by First Trust Company of Onaga as Custodian for the benefit of William E. Frost; (iii) 24,000 shares of common stock issuable upon the conversion of Series B preferred stock held by First Trust Company of Onaga as Custodian for the benefit of William E. Frost; (iv) 8,000 shares of common stock issuable upon the exercise of warrants; and (v) 3,200 shares of common stock issuable upon the exercise of vested and exercisable options. Mr. Frost is currently employed by us. The shares being offered by the selling shareholder indicated in the table are shares of common stock described in clause (i) above and were acquired by the selling shareholder upon exchange for shares of Series A preferred stock on March 1, 2005.

(22)	Consists of (i) 133,530 shares of common stock and (ii) 5,000 shares of common stock issuable upon the exercise of vested and exercisable options. The selling shareholder is currently employed by us. The shares being offered by the selling shareholder indicated in the table are shares of common stock acquired by the selling shareholder from us prior to 2004.

(23)	Consists of (i) 129,272 shares of common stock and (ii) 5,000 shares of common stock issuable upon the exercise of vested and exercisable options. The selling shareholder is currently employed by us. The shares being offered by the selling shareholder indicated in the table are shares of common stock acquired by the selling shareholder from us prior to 2004.

(24)	Consists of (i) 10,000 shares of common stock and (ii) 120,000 shares of common stock issuable upon the exercise of vested and exercisable options. The selling shareholder is currently employed by us. The shares being offered by the selling shareholder indicated in the table are shares of common stock described in clause (i) above and were acquired by the selling shareholder upon exercise of stock options on September 26, 2007 at an exercise price of $1.50 per share.

(25)	Consists of (i) 72,000 shares of common stock issuable upon the conversion of Series B preferred stock and (ii) 24,000 shares of common stock issuable upon the exercise of warrants. The shares being offered by the selling shareholder indicated in the table are shares of common stock into which shares of Series B preferred stock described in clause (i) above will be converted upon closing of this offering and were acquired by the selling shareholder from us in a private placement of Series B preferred stock on September 29, 2004 for $2.25 per share.

(26)	The selling shareholder was employed by us within the past three years. The shares being offered by the selling shareholder indicated in the table are shares of common stock acquired by the selling shareholder from us prior to 2004.

(27)	Consists of 80,000 shares of common stock issuable upon the conversion of Series B preferred stock. The shares being offered by the selling shareholder indicated in the table are shares of common stock into which shares of Series B preferred stock will be converted upon closing of this offering and were acquired by the selling shareholder from us in a private placement of Series B preferred stock on May 27, 2005 for $2.50 per share.

(28)	The shares being offered by the selling shareholder indicated in the table are shares of common stock acquired by the selling shareholder from us prior to 2004.

(29)	Consists of (i) 66,354 shares of common stock and (ii) 8,000 shares of common stock issuable upon the exercise of warrants. The shares being offered by the selling shareholder indicated in the table are shares of common stock described in clause (i) above and were acquired by the selling shareholder upon exchange for shares of Series A preferred stock on January 6, 2005.

(30)	Consists of (i) 37,000 shares of common stock issuable upon the conversion of Series B preferred stock; (ii) 16,000 shares of common stock issuable upon the exercise of warrants; and (iii) 16,000 shares of common stock issuable upon the exercise of vested and exercisable options. Mr. McBride was employed by us within the past three years. The shares being offered by the selling shareholder indicated in the table are shares of common stock into which shares of Series B preferred stock described in clause (i) above will be converted upon closing of this offering and were acquired by the selling shareholder from us in a private placement of Series B preferred stock on September 10, 2004 for $2.25 per share.

(31)	Consists of (i) 24,000 shares of common stock; (ii) 24,000 shares of common stock issuable upon the conversion of Series B preferred stock; and (iii) 16,000 shares of common stock issuable upon the exercise of warrants. The shares being offered by the selling shareholder indicated in the table are shares of common stock into which shares of Series B preferred stock described in clause (ii) above will be converted upon closing of this offering and were acquired by the selling shareholder from us in a private placement of Series B preferred stock on May 27, 2004 for $2.25 per share.

(32)	Consists of (i) 20,000 shares of common stock and (ii) 40,000 shares of common stock issuable upon the exercise of vested and exercisable options. The shares being offered by the selling shareholder indicated in the table are shares of common stock described in clause (i) above and were acquired by the selling shareholder from us prior to 2004.

(33)	The shares being offered by the selling shareholder indicated in the table are shares of common stock acquired by the selling shareholder upon exchange for shares of Series A preferred stock on March 15, 2005.

(34)	Consists of (i) 17,452 shares of common stock; (ii) 31,636 shares of common stock held by First Trust Company Onaga Custodian for the benefit of Robinson J. Kirby; and (iii) 8,888 shares of common stock issuable upon the exercise of vested and exercisable options. The shares being offered by the selling shareholder indicated in the table are shares of common stock described in clause (i) above and were acquired by the selling shareholder from us prior to 2004.

(35)	The shares being offered by the selling shareholder indicated in the table are shares of common stock acquired by the selling shareholder upon exchange for shares of Series A preferred stock on February 17, 2005.

(36)	Consists of (i) 24,000 shares of common stock; (ii) 28,000 shares of common stock held in an IRA; and (iii) 4,000 shares of common stock issuable upon the conversion of Series B preferred stock held in an IRA. The shares being offered by the selling shareholder indicated in the table are shares of common stock described in clause (i) above and were acquired by the selling shareholder upon exchange for shares of Series A preferred stock on July 11, 2005.

(37)	Consists of (i) 40,000 shares of common stock and (ii) 15,500 shares of common stock issuable upon the conversion of Series B preferred stock. The shares being offered by the selling shareholder indicated in the table are shares of common stock into which shares of Series B preferred stock described in clause (ii) above will be converted upon closing of this offering and were acquired by the selling shareholder on September 25, 2006 from a third party.

(38)	Consists of (i) 41,822 shares of common stock and (ii) 10,000 shares of common stock issuable upon the exercise of warrants. The shares being offered by the selling shareholder indicated in the table are shares of common stock described in clause (i) above and were acquired by the selling shareholder from us in a private placement of common stock prior to 2004.

(39)	The shares being offered by the selling shareholder indicated in the table are shares of common stock acquired by the selling shareholder upon exchange for shares of Series A preferred stock on February 17, 2005.

(40)	Consists of (i) 34,000 shares of common stock issuable upon the conversion of Series B preferred stock and (ii) 8,000 shares of common stock issuable upon the exercise of warrants. The shares being offered by the selling shareholder indicated in the table are shares of common stock into which shares of Series B preferred stock described in clause (i) above will be converted upon closing of this offering and were acquired by the selling shareholder from us in a private placement of Series B preferred stock on February 15, 2006 for $2.50 per share.

(41)	The shares being offered by the selling shareholder indicated in the table are shares of common stock acquired by the selling shareholder on April 25, 2006 from a third party.

(42)	The shares being offered by the selling shareholder indicated in the table are shares of common stock acquired by the selling shareholder from us prior to 2004.

(43)	Consists of (i) 20,937 shares of common stock and (ii) 12,116 shares of common stock issuable upon the conversion of Series B preferred stock. Willard M. Hunter 2002 Rev. Trust is the name we use for Williard M. Hunter, Trustee for the Williard M. Hunter 2002 Revocable Trust. The shares being offered by the selling shareholder indicated in the table are shares of common stock described in clause (i) above and were acquired by the selling shareholder on August 29, 2007 from a third party.

(44)	Consists of (i) 24,000 shares of shares of common stock issuable upon the conversion of Series B preferred stock and (ii) 8,000 shares of common stock issuable upon the exercise of warrants. The shares being offered by the selling shareholder indicated in the table are shares of common stock into which shares of Series B preferred stock described in clause (i) above will be converted upon closing of this offering and were acquired by the selling shareholder from us in a private placement of Series B preferred stock on July 19, 2004 for $2.25 per share.

(45)	Consists of (i) 24,000 shares of shares of common stock issuable upon the conversion of Series B preferred stock and (ii) 8,000 shares of common stock issuable upon the exercise of warrants. The shares being offered by the selling shareholder indicated in the table are shares of common stock into which shares of Series B preferred stock described in clause (i) above will be converted upon closing of this offering and were acquired by the selling shareholder from us in a private placement of Series B preferred stock on August 31, 2004 for $2.25 per share.

(46)	Consists of (i) 16,000 shares of common stock; (ii) 12,000 shares of common stock issuable upon the conversion of Series B preferred stock; and (iii) 4,000 shares of common stock issuable upon the exercise of warrants. The shares being offered by the selling shareholder indicated in the table are shares of common stock described in clause (i) above and were acquired by the selling shareholder on March 25, 2005 from a third party.

(47)	Consists of (i) 24,000 shares of common stock issuable upon the conversion of Series B preferred stock and (ii) 8,000 shares of common stock issuable upon the exercise of warrants. The shares being offered by the selling shareholder indicated in the table are shares of common stock into which shares of Series B preferred stock described in clause (i) above will be converted upon closing of this offering and were acquired by the selling shareholder from us in a private placement of Series B preferred stock on May 27, 2004 for $2.25 per share.

(48)	Consists of (i) 24,000 shares of common stock issuable upon the conversion of Series B preferred stock and (ii) 8,000 shares of common stock issuable upon the exercise of warrants. The shares being offered by the selling shareholder indicated in the table are shares of common stock into which shares of Series B preferred stock described in clause (i) above will be converted upon closing of this offering and were acquired by the selling shareholder from us in a private placement of Series B preferred stock on November 30, 2004 for $2.25 per share.

(49)	Consists of (i) 24,000 shares of common stock issuable upon the conversion of Series B preferred stock and (ii) 8,000 shares of common stock issuable upon the exercise of warrants. The shares being offered by the selling shareholder indicated in the table are shares of common stock into which shares of Series B preferred stock described in clause (i) above will be converted upon closing of this offering and were acquired by the selling shareholder from us in a private placement of Series B preferred stock on September 17, 2004 for $2.25 per share.

(50)	The shares being offered by the selling shareholder indicated in the table are shares of common stock acquired by the selling shareholder upon exchange for shares of Series A preferred stock on February 17, 2005.

(51)	The shares being offered by the selling shareholder indicated in the table are shares of common stock acquired by the selling shareholder upon exchange for shares of Series A preferred stock on February 17, 2005.

(52)	The shares being offered by the selling shareholder indicated in the table are shares of common stock acquired by the selling shareholder on March 25, 2005 from a third party.

(53)	Consists of (i) 16,000 shares of common stock and (ii) 6,000 shares of common stock issuable upon the conversion of Series B preferred stock. The shares being offered by the selling shareholder indicated in the table are shares of common stock described in clause (i) above and were acquired by the selling shareholder on October 21, 2005 from a third party.

(54)	The shares being offered by the selling shareholder indicated in the table are shares of common stock acquired by the selling shareholder upon exchange for shares of Series A preferred stock on February 17, 2005.

(55)	Consists of (i) 16,000 shares of common stock issuable upon the conversion of Series B preferred stock and (ii) 5,334 shares of common stock issuable upon the exercise of warrants. Jared S. Arn was employed by us within the past three years. The shares being offered by the selling shareholder indicated in the table are shares of common stock into which shares of Series B preferred stock described in clause (i) above will be converted upon closing of this offering and were acquired by the selling shareholder from us in a private placement of Series B preferred stock on July 19, 2004 for $2.25 per share.

(56)	Consists of (i) 2,000 shares of common stock and (ii) 18,000 shares of common stock issuable upon the exercise of vested and exercisable options. The selling shareholder was employed by us within the past three years. The shares being offered by the selling shareholder indicated in the table are shares of common stock described in clause (i) above and were acquired by the selling shareholder upon exercise of stock options on October 12, 2007 at an exercise price of $2.25 per share.

(57)	The shares being offered by the selling shareholder indicated in the table are shares of common stock acquired by the selling shareholder from us in a private placement of common stock prior to 2004.

(58)	Consists of (i) 12,000 shares of common stock issuable upon the conversion of Series B preferred stock and (ii) 4,000 shares of common stock issuable upon the exercise of warrants. The shares being offered by the selling shareholder indicated in the table are shares of common stock into which shares of Series B preferred stock described in clause (i) above will be converted upon closing of this offering and were acquired by the selling shareholder from us in a private placement of Series B preferred stock on September 30, 2004 for $2.25 per share.

(59)	The shares being offered by the selling shareholder indicated in the table are shares of common stock acquired by the selling shareholder upon exchange for shares of Series A preferred stock on April 4, 2005.

(60)	Armin F. and Jerry A. Kuehl Rev. Trust of 1999 is the name we use for Armin F. Kuehl and Jerry A. Kuehl, T’ee, Armin F. and Jerry A. Kuehl Rev Trust of 1999 UAD 7.9 99 as amd. The shares being offered by the selling shareholder indicated in the table are shares of common stock acquired by the selling shareholder from us prior to 2004.

(61)	The shares being offered by the selling shareholder indicated in the table are shares of common stock acquired by the selling shareholder on July 8, 2005 from a third party.

(62)	The shares being offered by the selling shareholder indicated in the table are shares of common stock acquired by the selling shareholder from us in a private placement of common stock prior to 2004.

(63)	Consists of (i) 8,888 shares of common stock issuable upon the conversion of Series B preferred stock and (ii) 2,962 shares of common stock issuable upon the exercise of warrants. The shares being offered by the selling shareholder indicated in the table are shares of common stock into which shares of Series B preferred stock described in clause (i) above will be converted upon closing of this offering and were acquired by the selling shareholder from us in a private placement of Series B preferred stock on October 22, 2004 for $2.25 per share.

(64)	The shares being offered by the selling shareholder indicated in the table are shares of common stock acquired by the selling shareholder on August 2, 2004 from a third party.

(65)	Yvonne A. Lockwood Living Trust of 2006 is the name we use for Yvonne A. Lockwood, as Trustee Yvonne A. Lockwood Living Trust of 2006 U/A dated June 20, 2006. The shares being offered by the selling shareholder indicated in the table are shares of common stock upon exchange for shares of Series A preferred stock on February 17, 2005.

(66)	Consists of (i) 6,668 shares of common stock and (ii) 4,000 shares of common stock issuable upon the conversion of Series B preferred stock. The shares being offered by the selling shareholder indicated in the table are shares of common stock described in clause (i) above and were acquired by the selling shareholder from us in a private placement of common stock prior to 2004.

(67)	Consists of (i) 5,820 shares of common stock and (ii) 4,000 shares of common stock issuable upon the exercise of vested and exercisable options. The selling shareholder is employed by us. The shares being offered by the selling shareholder indicated in the table are shares of common stock described in clause (i) above and were acquired by the selling shareholder from us in a private placement of common stock prior to 2004.

(68)	None of these other selling shareholders beneficially owns individually or in the aggregate more than 1% of our outstanding common stock prior to this offering, nor do they have prior to this offering (or will they have after this offering) a significant role in our management. The selling shareholders indicated in this footnote are selling in the aggregate 34,000 shares of our common stock. Of these shares, (i) 1,000 shares were acquired upon exercise of warrants to purchase shares of common stock issued by us at an exercise price of $1.50 per share; (ii) 8,000 shares represent shares of common stock to be received upon conversion of shares of Series B preferred stock on the closing of this offering, which shares of Series B preferred stock were purchased from us between January 2004 and July 2006 at a purchase price of $2.25 per share; (iii) 2,000 shares were acquired upon exercise of options to purchase shares of our common stock granted by us under our 2003 Stock Option Plan at an exercise price of $1.50 per share; (iv) 3,000 shares were acquired upon conversion of shares of Series A preferred stock that were purchased from us prior to 2004; (v) 6,000 shares were purchased or received from us prior to 2004; and (vi) 14,000 shares were purchased or received in various private transactions from a variety of third parties.

RELATED PARTY TRANSACTIONS

Our policy is to enter into transactions with related persons on terms that, on the whole, are no less favorable to us than those available from unaffiliated third parties. In June 2007, our board of directors adopted written policies and procedures regarding related person transactions. For purposes of these policies and procedures:

•	a “related person” means any of our directors, executive officers, nominees for director, holder of 5% or more of our common stock or any of their immediate family members; and

•	a “related person transaction” generally is a transaction (including any indebtedness or a guarantee of indebtedness) in which we were or are to be a participant and the amount involved exceeds $120,000, and in which a related person had or will have a direct or indirect material interest.

Each of our executive officers, directors or nominees for director is required to disclose to our audit and finance committee certain information relating to related person transactions for review, approval or ratification by our audit and finance committee. In making a determination about approval or ratification of a related person transaction, our audit and finance committee will consider the information provided regarding the related person transaction and whether consummation of the transaction is believed by the committee to be in our best interests. Our audit and finance committee may take into account the effect of a director’s related person transaction on the director’s status as an independent member of our board of directors and eligibility to serve on committees of our board under SEC rules and the listing standards of the Nasdaq Global Market. Any related person transaction must be disclosed to our full board of directors.

Set forth below are certain transactions that have occurred in our fiscal years 2005, 2006 and 2007, and in our fiscal year 2008 through the date of this prospectus. Based on our experience in the business sectors in which we participate and the terms of our transactions with unaffiliated third persons, we believe that all of the transactions set forth below (i) were on terms and conditions that were not materially less favorable to us than could have been obtained from unaffiliated third parties and (ii) complied with the terms of our new policies and procedures regarding related person transactions. All of the transactions set forth below have been ratified by our audit and finance committee.

Clean Technology Fund II, LP and Diana Propper de Callejon

On August 3, 2007, we issued a $2.5 million Convertible Note to Clean Technology as part of our $10.6 Convertible Note placement described under “Description of Capital Stock.” All material economic terms and conditions of the Convertible Note issued to Clean Technology are the same as those negotiated with and provided to an indirect affiliate of GEEFS, and Ms. Propper de Callejon did not participate in such negotiations. The Convertible Note issued to Clean Technology will convert automatically upon closing of this offering into 556,793 shares of our common stock.

Ms. Propper de Callejon is the managing member of Expansion Capital Partners II — General Partner, LLC, the general partner of Expansion Capital Partners II, LP, the general partner of Clean Technology. Ms. Propper de Callejon is one of our directors and a member of our compensation committee. Ms. Propper de Callejon was recused from all of our board of director decisions regarding this transaction.

Clean Technology also is a holder of 1,636,364 shares of our Series C preferred stock, which will automatically convert into shares of our common stock on a one-for-one basis upon closing of this offering. Clean Technology purchased its Series C preferred shares from us in a private placement on July 31, 2006 at a purchase price of $2.75 per share. Holders of Series C preferred shares are entitled to certain registration rights with respect to the common stock issuable upon conversion of those Series C preferred shares according to the terms of an agreement between us and the Series C holders. Clean Technology is selling certain of its previously acquired shares in this offering. See “Principal and Selling Shareholders” and “Description of Capital Stock.”

GEEFS

On August 3, 2007, we issued an $8.0 million Convertible Note to an indirect affiliate of GEEFS as part of our $10.6 Convertible Note placement described under “Description of Capital Stock.” This Convertible

Note will convert automatically upon closing of this offering into 1,781,738 shares of our common stock. GEEFS is an indirect affiliate of General Electric Co. Neither GEEFS nor any other affiliates of General Electric Co. owned any interest in our company prior to the issuance of the Convertible Note.

During fiscal 2005, 2006 and 2007, we recognized an aggregate of $9,000, $1.0 million, and $3.7 million, respectively, in revenue for products and services we sold to certain operating affiliates of General Electric Co. In addition, during fiscal 2005, 2006 and 2007, we purchased an aggregate of $2.5 million, $3.2 million and $8.4 million, respectively, of component parts from a different operating affiliate of General Electric Co. GEEFS and the indirect affiliate of GEEFS that was issued the Convertible Note are principally financial investment affiliates of General Electric Co. Neither GEEFS nor the indirect affiliate of GEEFS that was issued the Convertible Note were involved in negotiating the terms or conditions of our ongoing business relationships with the operating affiliates of General Electronic Co. with which we conduct business. Similarly, such operating affiliates of General Electric Co. were not involved in negotiating the terms and conditions of the Convertible Note. We do not believe that the investment in us represented by the Convertible Note issued to the indirect affiliate of GEEFS will result in any change or modification to the terms and conditions of our purchases from, or sales to, any operating affiliate of General Electric Co.

Richard J. Olsen

Richard J. Olsen is our vice president of technical services, a former director and one of our principal shareholders. We paid Mr. Olsen approximately $157,000 in cash and equity compensation for his service as our vice president of technical services in fiscal 2007. We did not provide Mr. Olsen any additional compensation for his service as a director, but reimbursed him for expenses incurred in connection with his attendance at meetings of our board on the same basis as the rest of our directors. We also lease, on a month-to-month basis, an aircraft owned by an entity controlled by Mr. Olsen. In fiscal 2005, 2006 and 2007, we paid that entity $102,191, $106,715 and $94,225, respectively, for use of the aircraft.

During fiscal 2007, we held a note receivable due from Mr. Olsen in the principal amount of $375,000, bearing interest at 7.65% per annum. This note was fully repaid on August 2, 2007. This note was recorded as a shareholder note receivable in our consolidated financial statements.

Thomas A. Quadracci

During fiscal 2005, 2006 and 2007, we received an aggregate of $209,996, $90,639 and $31,767, respectively, for products and services we sold to Quad/Graphics, Inc. Thomas A. Quadracci, our chairman of the board, was the executive chairman of Quad/Graphics, Inc. until January 1, 2007 and is a shareholder of Quad/Graphics, Inc.

Patrick J. Trotter

During fiscal 2006, we received a promissory note from Patrick J. Trotter, one of our directors, in the principal amount of $375,000 to purchase 400,000 shares of common stock through his exercise of vested stock options. The note bore interest at 4.23% per annum, which was then the applicable federal rate. During fiscal 2007, Mr. Trotter paid $15,862 in interest on this note by surrendering 7,210 shares of common stock to us at a value of $2.20 per share. The principal and all accrued interest on the note were fully repaid in cash on August 2, 2007. This note was recorded as a shareholder note receivable in our consolidated financial statements.

We had previously believed that this transaction did not result in additional stock-based compensation. We subsequently determined that, under EITF 00-23, Issues Related to the Accounting for Stock Compensation Under APB Opinion No. 25 and FASB Interpretation No. 44 (EITF 00-23), the exercise of the option through payment with a full recourse promissory note, which subsequently was determined to bear a below-market interest rate for accounting purposes, was effectively a repricing of the option for accounting purposes and resulted in the recognition of a variable accounting adjustment for the award on the date the note was issued and the option was exercised, in the amount of the intrinsic value difference between the then current fair value of our common stock and the exercise price of the option. This adjustment resulted in an increase of $0.5 million to operating expenses in fiscal

2006. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Internal Control over Financial Reporting.”

Neal and Patricia Verfuerth

We provided certain non-interest bearing advances to Neal R. Verfuerth, our president and chief executive officer, and/or Patricia Verfuerth, our vice president of operations, during fiscal 2005, 2006 and 2007. The largest aggregate amount of principal advances outstanding at the end of any month during fiscal 2005, 2006 and 2007 was $124,640, $159,912 and $167,690, respectively. During fiscal 2005, 2006 and 2007, Mr. Verfuerth paid $46,500, $74,604 and $125,880 in principal on these advances, respectively. All such advances have been fully repaid as of August 2, 2007.

We also held an unsecured note receivable due from Mr. Verfuerth in fiscal 2005, 2006 and 2007 bearing interest at 1.46% per annum. The largest aggregate amount of principal outstanding on this note during fiscal 2005, 2006 and 2007, including accrued interest, was $63,344, $65,849 and $66,780, respectively. The note was fully repaid on August 2, 2007. During fiscal 2007, we also held a note receivable due from Mr. Verfuerth in the aggregate principal amount of $812,500 and a note receivable due from Ms. Verfuerth in the aggregate principal amount of $565,625, each bearing interest at 7.65% per annum. These notes were fully repaid as described under “Executive Compensation — Compensation Discussion and Analysis — Long-Term Equity Compensation.” These notes were recorded as shareholder notes receivable in our consolidated financial statements.

As part of our employment agreement with Mr. Verfuerth, we paid guarantee fees to Mr. Verfuerth of $146,069, $109,808 and $77,880 in fiscal 2005, 2006 and 2007, respectively, as consideration for guaranteeing certain of our notes payable and accounts payable, as described below. These fees were based on a percentage applied to the monthly outstanding balances or revolving credit commitments. These guarantees related to the following debt arrangements:

•	In December 2004, we refinanced a mortgage loan agreement with a local bank to provide a $1.1 million note, as amended, for the purpose of acquiring our manufacturing facility. The note expires in September 2014 and bears interest a prime plus 2.0% per annum. The note is secured by a first mortgage on our manufacturing facility and was previously secured by a personal guarantee of Mr. Verfuerth, which was released effective August 15, 2007. As of March 31, 2007, the remaining note balance was $1.1 million.

•	In December 2004, we entered into a debenture payable issued by a certified development company to provide $1.0 million for the purpose of acquiring our manufacturing and warehousing facility. The instrument expires in December 2024 and carries an effective interest rate, including service fees, of 6.18% per annum. The note is guaranteed by the United States Small Business Administration 504 program and is secured by a second mortgage position on our manufacturing facility. Mr. Verfuerth previously personally guaranteed the note, which guarantee was released effective August 2, 2007. As of March 31, 2007, the remaining balance on the note was $1.0 million.

•	In March 2005, we entered into a loan and security agreement with the State of Wisconsin to provide a $0.5 million federal block grant loan to be used for the purchase of manufacturing equipment. The loan expires in October 2012 and bears interest at a rate of 2.0% per annum. The loan is secured by a purchase money security interest and was previously secured by a personal guarantee of Mr. Verfuerth, which was released effective June 25, 2007. As of March 31, 2007, the remaining balance on the loan was $0.4 million.

•	In September 2005, we entered into an agreement with the Industrial Development Corporation of the City of Manitowoc to provide a $0.5 million loan for the purpose of acquiring manufacturing equipment for our manufacturing facility. The loan expires in October 2011 and bears interest a fixed rate of 2.925% per annum. The loan is secured by a purchase money security interest and was also previously secured by a personal guarantee of Mr. Verfuerth, which was released effective July 5, 2007. As of March 31, 2007, the remaining balance on the loan was $0.4 million.

•	In March 2004, we received a secured note from a local bank to provide a $3.3 million loan for working capital purposes. We pay principal and interest payments of $24,755 per month on the note, which are payable through the expiration of the note in February 2014. The note bears interest at a fixed rate of 6.9% per annum. The note is 75% guaranteed by the United States Department of Agriculture Rural Development Association and was also previously guaranteed by a personal guarantee of Mr. Verfuerth, which was released effective August 15, 2007. As of March 31, 2007, the remaining balance on the note was $1.6 million.

In May 2004, we entered into an agreement with Mr. Verfuerth and Ms. Verfuerth to indemnify them for all liabilities and expenses they may incur in connection with their guarantees of our indebtedness, and to pay them a fee in consideration of these guarantees. To secure our obligations to Mr. Verfuerth and Ms. Verfuerth under this agreement, in July 2006, we granted them a security interest in all of our assets and in our real estate located in Plymouth, Wisconsin. This security interest was junior to the security interests held by our other lenders. The indemnification agreement and the security agreements were terminated in August 2007, after the termination of the Verfuerths’ guarantees of our indebtedness.

During fiscal 2006 and 2007, we forgave $36,942 and $36,667, respectively, of indebtedness owed to us by Mr. Verfuerth as part of his existing employment agreement. In fiscal 2008, we forgave $33,667 of indebtedness owed to us under this arrangement. This loan was fully repaid effective August 2, 2007.

In fiscal 2005, 2006 and 2007, Josh Kurtz and Zach Kurtz, two of our national account managers, each received $109,661, $113,400 and $127,300, respectively, of compensation from us in their capacities as employees. Messrs. Kurtz and Kurtz are the sons of Patricia A. Verfuerth and the stepsons of Neal R. Verfuerth.

DESCRIPTION OF CAPITAL STOCK

Upon closing of this offering and the effectiveness of our amended and restated articles of incorporation, we will be authorized to issue up to 200 million shares of common stock, no par value per share, and up to 30 million shares of preferred stock, par value $0.01 per share. The description below summarizes the material terms of our common stock, preferred stock, and options and warrants to purchase our common stock, the Convertible Notes that will be converted into our common stock, and provisions of our amended and restated articles of incorporation and amended and restated bylaws that will be effective upon the closing of this offering. This description is only a summary. For more detailed information, you should refer to our amended and restated articles of incorporation and bylaws filed as exhibits to the registration statement, of which this prospectus is a part.

Common Stock

Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of shareholders and do not have cumulative voting rights. Holders of common stock are entitled to receive proportionately any dividends as may be declared by our board of directors, subject to any preferential dividend rights of outstanding preferred stock. Upon our liquidation, dissolution or winding up, the holders of common stock are entitled to receive proportionately our net assets available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights. Our outstanding shares of common stock are, and the shares offered by us in this offering will be, when issued and paid for, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

As of October 31, 2007, there were 12,535,205 shares of our common stock outstanding held by approximately 366 shareholders.

Preferred Stock

Effective immediately upon closing of this offering and the conversion of our 4,808,012 shares of preferred stock outstanding into shares of common stock, there will be no shares of preferred stock outstanding. Upon closing of this offering and the effectiveness of our amended and restated articles of incorporation, our board of directors will be authorized to issue from time to time up to 30 million shares of preferred stock in one or more series without shareholder approval. Our board of directors will have the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock on the rights of holders of common stock until our board of directors determines the specific rights associated with that preferred stock. Although we have no current plans to issue shares of preferred stock, the effects of issuing preferred stock could include one or more of the following:

•	decreasing the amount of earnings and assets available for distribution to holders of common stock;

•	restricting dividends on the common stock;

•	diluting the voting power of the common stock;

•	impairing the liquidation rights of the common stock; or

•	delaying, deferring or preventing changes in our control or management.

As of October 31, 2007, there were outstanding 2,989,830 shares of Series B preferred stock held by approximately 135 shareholders and 1,818,182 shares of Series C preferred stock held by two shareholders. No shares of Series A preferred stock were outstanding as of October 31, 2007.

Warrants

As of October 31, 2007, there were outstanding warrants, issued in connection with our offerings of common stock and Series B preferred stock, to purchase 716,822 shares of our common stock at exercise prices ranging between $1.50 and $2.60 per share, with a weighted average exercise price of $2.24 per share. These warrants were held by approximately 109 holders and expire in various periods from December 31, 2007 through December 31, 2014.

Stock Options

As of October 31, 2007, we had granted options to purchase a total of 4,554,687 shares of common stock at a weighted average exercise price of $1.89 per share. Of this total, 1,966,155 options have vested and 2,588,532 remain unvested. As of October 31, 2007, an additional 396,490 shares of common stock were available for future option grants under our 2003 Stock Option and 2004 Equity Incentive Plans. Upon the closing of this offering, an additional 2.5 million shares of our common stock will be available for future option grants under our 2004 Stock and Incentive Awards Plan.

Convertible Notes

On August 3, 2007, we completed a placement of $10.6 million in aggregate principal amount of Convertible Notes to an indirect affiliate of GEEFS, Clean Technology and affiliates of Capvest. The Convertible Notes are subordinated to our current and future outstanding indebtedness and bear interest at 6% per annum.

The Convertible Notes contain customary terms and conditions, including: (i) automatic conversion into 2,360,802 shares of our common stock upon a qualified initial public offering resulting in at least $30.0 million of proceeds to us at an offering price of at least $11.23 per share; (ii) information and observation rights; (iii) customary restrictions and/or approval rights with respect to, incurring additional indebtedness, acquiring additional assets, issuing new securities, paying dividends on or repurchasing our equity securities, selling our assets, merging, or undergoing a change in control, making material increases in compensation to our management, incurring liens, making certain investments, entering into transactions with our affiliates, amending our articles of incorporation or bylaws (except in connection with this offering), commencing or consenting to bankruptcy events or entering non-core lines of business; (iv) customary events of default; (v) customary anti-dilution and preemptive rights protections; (vi) various registration rights with respect to the shares of our common stock received upon conversion of the notes (see “— Registration Rights”); and (viii) tag along and first offer rights with respect to sales of any of our equity securities by certain of our management members (other than in connection with this offering). These terms and conditions are each subject to customary exceptions and limitations.

All of these terms and conditions (other than the registration rights related to the shares of our common stock received upon conversion), will terminate upon conversion of the Convertible Notes into common stock. Subject to certain exceptions and extensions, the holders of the Convertible Notes have agreed not to offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any of their shares of our common stock, enter into any transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any economic consequences of ownership of our common stock received upon conversion of the Convertible Notes in this offering or for 180 days after the date of this prospectus, although Clean Technology and Capvest may sell certain of their previously acquired shares in this offering. However, if certain individual members of our management individually sell more than 15% of their respective fully-diluted beneficially owned shares in this offering, then the holders of the Convertible Notes may sell any or all of their shares in this offering, subject to their lock-up agreements with the underwriters and any other limitations imposed by our underwriters. See “Principal and Selling Shareholders.”

Registration Rights

Upon closing of this offering, all outstanding shares of our convertible preferred stock will be automatically converted into shares of our common stock on a one-for-one basis according to our current articles of incorporation. The shares of our Series C preferred stock, which we call our Series C shares, will be automatically converted into 1,818,182 shares of our common stock. Holders of Series C shares are entitled to certain registration rights with respect to common stock issuable upon conversion of those Series C preferred shares according to the terms of an agreement between us and the Series C holders. Additionally, the holders of our Convertible Notes will also be entitled to certain registration rights with respect to their shares of common stock received upon conversion of the Convertible Notes according to the terms of an agreement between us and the holders of the Convertible Notes. We are generally required to pay all expenses incurred in connection with registrations effected in connection with the exercise of these registration rights, excluding underwriting discounts and commissions, and fees and expenses of counsel to the Series C holders in excess of $50,000 per offering.

The holders of the Convertible Notes may not exercise these registration rights for their shares of our common stock received upon conversion of the Convertible Notes in connection with this offering unless certain members of our management individually determine to sell more than 15% of their fully-diluted beneficially owned shares in this offering. No member of management intends to sell more than 15% of their full-diluted beneficially owned shares in this offering. See “Principal and Selling Shareholders.”

The holders of our Series C preferred stock and the Convertible Notes have entered into lock-up agreements described under the caption “Underwriting,” pursuant to which they have agreed, subject to certain exceptions and extensions, not to offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock, enter into any transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any economic consequences of their ownership of our common stock for a period of 180 days from the date of this prospectus or to exercise registration rights during such period with respect to such shares, although they may sell certain shares in this offering.

Demand Rights

At any time beginning six months after the closing date of this offering, subject to specified limitations, any Series C holder may require that we register all or a portion of their common shares received upon conversion of their Series C shares for sale under the Securities Act, if the anticipated gross proceeds from the sale of such shares would be at least $10 million. We may be required to effect up to two such registrations. Series C holders with these registration rights who are not part of an initial registration demand are entitled to notice and are entitled to include their own shares of common stock in such registration.

Also, at any time beginning six months after the closing date of this offering, the holders of the Convertible Notes may require, subject to specified limitations, that we register all or a portion of their common shares received upon conversion of the Convertible Notes for sale under the Securities Act, other than on Form S-3, if the anticipated aggregate gross proceeds from the sale of such shares would be at least $5 million.

Piggyback Rights

If we propose to register any of our equity securities under the Securities Act, other than in connection with this offering (if the underwriters make the determination that not all of the Series C shares to be registered can be included in the offering), the Series C holders are entitled to notice of such registration and are entitled to include their shares of common stock in such registration. Clean Technology and affiliates of Capvest are selling certain of their previously acquired shares in this offering. See “Principal and Selling Shareholders.” Under certain circumstances, the underwriters in any future offering may limit the number of shares sold by selling shareholders in such offering, in which case the Series C holders will have the first right to participate in such offering as selling shareholders. The Series C holders have agreed, subject to certain exceptions and extensions, not to offer, sell, contract to sell or otherwise dispose of, directly or indirectly, any of their common stock received upon conversion of their preferred stock or enter into any transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any economic consequences of their ownership of our common stock for 180 days after the date of this prospectus, although they may sell certain shares in this offering. See “Principal and Selling Shareholders.”

At any time beginning six months after the closing of this offering, if we propose to register any of our equity securities under the Securities Act, the holders of the common shares received upon conversion of the Convertible Notes are entitled to notice of such registration and are entitled to include their shares of common stock in such registration. Such holders have agreed not to exercise this right in connection with this offering and, subject to certain exceptions and extensions described below, have agreed not to sell any of their common stock received upon conversion of the Convertible Notes in this offering or for 180 days after the date of this prospectus.

In the event that certain of our management members elect to sell more than 15% of his or her fully-diluted beneficially owned common stock in this offering, the holders of the Convertible Notes may sell any or all of their common stock in this offering, subject to any limitations that may be imposed by the underwriters in this offering. In this case, registration rights of the holders of the Convertible Notes will be senior to any other selling shareholder, except for Series C holders and sales of shares by any individual management member in this offering that do not exceed 15% of his or her fully-diluted beneficial holdings. No member of management intends to sell more than 15% of his or her fully-diluted shares beneficially owned of common stock in this offering.

Form S-3 Rights

If we become eligible to file registration statements on Form S-3 (which cannot occur until at least 12 months after the closing of this offering), subject to specified limitations, the Series C holders of not less than 25% of the converted Series C preferred stock, and the holders of the common shares received upon conversion of the Convertible Notes, can require us to register all or a portion of the these shares on Form S-3. Shareholders with these registration rights who are not part of an initial registration demand are entitled to notice and are entitled to include their shares of common stock in the registration.

Wisconsin Anti-Takeover Law and Certain Articles of Incorporation and Bylaw Provisions

Wisconsin law and our amended and restated articles of incorporation and amended and restated bylaws that will be effective upon closing of this offering contain provisions that could delay or prevent a change of control of our company or changes in our board of directors that our shareholders might consider favorable. The following is a summary of these provisions.

Amended and Restated Articles of Incorporation and Amended and Restated Bylaws

Classified board of directors; removal of directors for cause.  Our amended and restated articles of incorporation and amended and restated bylaws that will be effective upon closing of this offering provide that our board of directors will be divided into three classes, with the term of office of the first class to expire at the 2008 annual meeting of shareholders, the term of office of the second class to expire at the 2009 annual meeting of shareholders, and the term of office of the third class to expire at the 2010 annual meeting of shareholders. At each annual meeting of shareholders, each director will be elected for a term ending on the date of the third annual shareholders’ meeting following the annual shareholders’ meeting at which such director was elected and until his or her successor shall be elected and shall qualify, subject to prior death, resignation or removal from office. Our amended and restated articles of incorporation also provide that the affirmative vote of shareholders possessing at least 75% of the voting power of the then outstanding shares of our capital stock is required to amend, alter, change or repeal, or to adopt any provision inconsistent with, the relevant sections of the bylaws establishing the classified board; provided that the board of directors may amend, alter, change or repeal, or adopt any provision inconsistent with such sections without the vote of the shareholders by resolution adopted by the affirmative vote of at least two-thirds of the directors then in office plus one director. Our amended and restated articles of incorporation also provide that the affirmative vote of shareholders possessing at least 75% of the voting power of the then outstanding shares of our capital stock is required to amend, alter, change or repeal, or adopt any provision inconsistent with, the provisions of the amended and restated articles of incorporation concerning the classified board. The board of directors (or its remaining members, even if less than a quorum) is also empowered to fill vacancies on the board of directors occurring for any reason for the remainder of the term of the class of directors in which the vacancy occurred, unless the vacancy was caused by the action of shareholders (in which event such vacancy will be filled by the shareholders and may not be filled by the directors).

Members of the board of directors may be removed only for cause at a meeting of the shareholders called for the purpose of removing the director, and the meeting notice must state that the purpose, or one of the purposes, of the meeting is removal of the director and must state the alleged cause upon which the director’s removal would be based.

These provisions are likely to increase the time required for shareholders to change the composition of our board of directors. For example, in general, at least two annual meetings will be necessary for shareholders to effect a change in a majority of the members of our board of directors.

Advance notice provisions for shareholder proposals and shareholder nominations of directors.  Our amended and restated bylaws that will become effective upon closing of this offering provide that, for nominations to the board of directors or for other business to be properly brought by a shareholder before a meeting of shareholders, the shareholder must first have given timely notice of the proposal in writing to our secretary. For an annual meeting, a shareholder’s notice generally must be delivered on or before December 31 of the year immediately preceding the annual meeting, unless the date of the annual meeting is on or after May 1 in any year, in which case notice must be received not later than the close of business on the day which is determined by adding to December 31 of the year immediately preceding such annual meeting the number of days starting with May 1 and ending on the date of the annual meeting in such year. Detailed requirements as to the form of the notice and information required in the notice are specified in the amended and restated bylaws. If it is determined that business was not properly brought before a meeting in accordance with our amended and restated bylaws, such business will not be conducted at the meeting.

Wisconsin Business Corporation Law

We are subject to the provisions of the Wisconsin Business Corporation Law.

Business Combination Statute.  Wisconsin law regulates a broad range of business combinations between a “resident domestic corporation” and an “interested shareholder.”

A business combination is defined to include any of the following transactions:

•	a merger or share exchange;

•	a sale, lease, exchange, mortgage, pledge, transfer or other disposition of assets equal to 5% or more of the market value of the stock or consolidated assets of the resident domestic corporation or 10% of its consolidated earning power or income;

•	the issuance of stock or rights to purchase stock with a market value equal to 5% or more of the outstanding stock of the resident domestic corporation;

•	the adoption of a plan of liquidation or dissolution; or

•	certain other transactions involving an interested shareholder.

A “resident domestic corporation” is defined to mean a Wisconsin corporation that has a class of voting stock that is registered or traded on a national securities exchange or that is registered under Section 12(g) of the Exchange Act and that, as of the relevant date, satisfies any of the following:

•	its principal offices are located in Wisconsin;

•	it has significant business operations located in Wisconsin;

•	more than 10% of the holders of record of its shares are residents of Wisconsin; or

•	more than 10% of its shares are held of record by residents of Wisconsin.

Following the closing of this offering, we will be considered a resident domestic corporation for purposes of these statutory provisions.

An “interested shareholder” is defined to mean a person who beneficially owns, directly or indirectly, 10% or more of the voting power of the outstanding voting stock of a resident domestic corporation or who is an affiliate or associate of the resident domestic corporation and beneficially owned 10% or more of the voting power of its then outstanding voting stock within the last three years.

Under Wisconsin law, a resident domestic corporation cannot engage in a business combination with an interested shareholder for a period of three years following the date such person becomes an interested shareholder, unless the board of directors approved the business combination or the acquisition of the stock that resulted in the person becoming an interested shareholder before such acquisition. A resident domestic corporation may engage in a business combination with an interested shareholder after the three-year period with respect to that shareholder expires only if one or more of the following conditions is satisfied:

•	the board of directors approved the acquisition of the stock prior to such shareholder’s acquisition date;

•	the business combination is approved by a majority of the outstanding voting stock not beneficially owned by the interested shareholder; or

•	the consideration to be received by shareholders meets certain fair price requirements of the statute with respect to form and amount.

Fair Price Statute.  The Wisconsin law also provides that certain mergers, share exchanges or sales, leases, exchanges or other dispositions of assets in a transaction involving a significant shareholder and a resident domestic corporation require a supermajority vote of shareholders in addition to any approval otherwise required, unless shareholders receive a fair price for their shares that satisfies a statutory formula. A “significant shareholder” for this purpose is defined as a person or group who beneficially owns, directly or indirectly, 10% or more of the voting stock of the resident domestic corporation, or is an affiliate of the resident domestic corporation and beneficially owned, directly or indirectly, 10% or more of the voting stock of the resident domestic corporation within the last two years. Any such business combination must be approved by 80% of the voting power of the resident domestic corporation’s stock and at least two-thirds of the voting power of its stock not beneficially owned by the significant shareholder who is party to the relevant transaction or any of its affiliates or associates, in each case voting together as a single group, unless the following fair price standards have been met:

•	the aggregate value of the per share consideration is equal to the highest of:

•	the highest price paid for any common shares of the corporation by the significant shareholder in the transaction in which it became a significant shareholder or within two years before the date of the business combination;

•	the market value of the corporation’s shares on the date of commencement of any tender offer by the significant shareholder, the date on which the person became a significant shareholder or the date of the first public announcement of the proposed business combination, whichever is higher; or

•	the highest preferential liquidation or dissolution distribution to which holders of the shares would be entitled; and

•	either cash, or the form of consideration used by the significant shareholder to acquire the largest number of shares, is offered.

Limitations of Directors’ Liability and Indemnification

Our amended and restated bylaws, which will become effective upon closing of this offering, provide that, to the fullest extent permitted or required by Wisconsin law, we will indemnify all of our directors and officers, any trustee of any of our employee benefit plans, and person who is serving at our request as a director, officer, employee or agent of another entity, against certain liabilities and losses incurred in connection with these positions or services. We will indemnify these parties to the extent the parties are successful in the defense of a proceeding and in proceedings in which the party is not successful in defense of the proceeding unless, in the latter case only, it is determined that the party breached or failed to perform his or her duties to us and this breach or failure constituted:

•	a willful failure to deal fairly with us or our shareholders in connection with a matter in which the director or officer has a material conflict of interest;

•	a violation of criminal law, unless the director or officer had reasonable cause to believe his or her conduct was unlawful;

•	a transaction from which the director or officer derived an improper personal profit; or

•	willful misconduct.

Our amended and restated bylaws provide that we are required to indemnify our directors and executive officers and may indemnify our employees and other agents to the fullest extent required or permitted by Wisconsin law. Additionally, our amended and restated bylaws require us under certain circumstances to advance reasonable expenses incurred by a director or officer who is a party to a proceeding for which indemnification may be available.

Wisconsin law further provides that it is the public policy of the State of Wisconsin to require or permit indemnification, allowance of expenses and insurance to the extent required or permitted under Wisconsin law for any liability incurred in connection with a proceeding involving a federal or state statute, rule or regulation regulating the offer, sale or purchase of securities.

Under Wisconsin law, a director is not personally liable for breach of any duty resulting solely from his or her status as a director, unless it is proved that the director’s conduct constituted conduct described in the bullet points above. In addition, we intend to obtain directors’ and officers’ liability insurance that will insure against certain liabilities, subject to applicable restrictions.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Wells Fargo Shareowner Services.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no market for our common stock and a significant public market for our common stock may not develop or be sustained after this offering. Future sales of substantial amounts of our common stock in the public market, or the perception that such sales may occur, could adversely affect prevailing market prices of our common stock. Furthermore, since only a limited number of shares will be available for sale shortly after this offering because of certain contractual and legal restrictions on resale described below, sales of substantial amounts of our common stock in the public market after the restrictions lapse could also adversely affect the market price of our common stock and our ability to raise equity capital in the future. See “Risk Factors.”

Eligibility of Restricted Shares for Resale in the Public Markets

Upon closing of this offering, we will have outstanding an aggregate of 25,399,265 shares of common stock, assuming no exercise of options or warrants that were outstanding as of October 31, 2007 and that the underwriters do not exercise their over-allotment option. Of these shares, the 7,692,308 shares sold in this offering will be freely transferable without restriction or registration under the Securities Act, except for any shares purchased by one of our existing “affiliates,” as that term is defined in Rule 144 under the Securities Act, who may sell only the volume of shares described below and whose sales would be subject to additional restrictions described below. The remaining 17,706,957 shares of common stock will be held by our existing shareholders and will be considered “restricted securities” as defined in Rule 144. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144, 144(k) or 701 of the Securities Act, as described below.

Taking into account the lock-up agreements described below and the provisions of Rules 144, 144(k) and 701 as currently in effect, the number of shares of common stock that will be available for sale in the public market is as follows:

•	344,284 shares, which are not subject to the 180-day lock-up period described under the caption “Underwriting”, may be sold immediately upon the date of this prospectus;

•	29,290 shares, which are not subject to the 180-day lock-up period described under the caption “Underwriting”, may be sold beginning 90 days after the date of this prospectus;

•	14,619,578 additional shares may be sold upon expiration of the 180-day lock-up period described under the caption “Underwriting”, of which 6,724,898 would be subject to volume, manner of sale and other limitations under Rule 144; and

•	the remaining 2,713,805 shares will be eligible for resale pursuant to Rule 144 upon the expiration of various one-year holding periods during the six months following the expiration of the 180-day lock-up period.

In addition, the shares underlying options and warrants will become available for resale into the public markets as described below under “— Stock Options” and “— Warrants.”

Lock-up Agreements

We, our executive officers, directors and shareholders representing approximately 97.6% of our outstanding common stock have entered into lock-up agreements with the underwriters described under the caption “Underwriting.”

Rule 144

In general, under Rule 144 as currently in effect, beginning 90 days after the effective date of this prospectus, a person, or persons whose shares are aggregated, who owns shares that were purchased from us or an affiliate of us at least one year previously, is entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	one percent of our then-outstanding shares of common stock, which is expected to equal approximately 253,993 shares immediately after this offering; and

•	the average weekly trading volume of our common stock on the Nasdaq Global Market during the four calendar weeks preceding the filing of a notice of the sale on Form 144.

Sales under Rule 144 are also subject to manner of sale provisions, notice requirements and the availability of current public information about us. Rule 144 also provides that our affiliates that are selling shares of our common stock that are not restricted shares must nonetheless comply with the same restrictions applicable to restricted shares, other than the holding period requirement. We are unable to estimate the number of shares that will be sold under Rule 144 since this will depend on the market price for our common stock, the personal circumstances of the shareholder and other factors.

On November 15, 2007, the Securities and Exchange Commission approved certain changes to Rule 144 including changes allowing non-affiliates of reporting companies to freely resell restricted securities (i) after satisfying a six-month holding period, subject to public information requirements, and (ii) after satisfying a 12-month holding period. As of the date of this prospectus, these rule changes are not yet effective. After giving effect to these rule changes, approximately 17,333,383 shares would be available for sale upon expiration of the 180-day lock-up period described under the caption “Underwriting.”

Rule 144(k)

Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate, is entitled to sell those shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Rule 701

In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who acquires common stock from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering, to the extent not subject to a lock-up agreement, is entitled to resell such shares 90 days after the effective date of this offering in reliance on Rule 144.

The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after the date of this prospectus. Securities issued in reliance on Rule 701 are restricted securities and, subject to the lock-up agreements described above, beginning 90 days after the date of this prospectus, may be sold by persons other than affiliates, as defined in Rule 144, subject only to the manner of sale provisions of Rule 144 and by affiliates under Rule 144 without compliance with its one-year minimum holding period requirement.

Stock Options

As of October 31, 2007, we had granted options to purchase a total of 4,554,687 shares of common stock at a weighted average exercise price of $1.89 per share. As of October 31, 2007, an additional 396,490 shares of common stock were available for future option grants under our 2003 Stock Option and 2004 Equity Incentive Plans. Upon the closing of this offering, an additional 2.5 million shares of our common stock will be available for future option grants under our 2004 Stock and Equity Awards Plan.

We intend to file one or more registration statements on Form S-8 under the Securities Act following closing of this offering to register all shares of our common stock relating to awards that we have granted or may grant under our outstanding equity incentive compensation plans as in effect on the date of this prospectus. These registration statements are expected to become effective upon filing. Subject to Rule 144 volume limitations applicable to affiliates and restrictions imposed by lock-up agreements, the amount of shares referenced above, once registered under any registration statements, will be immediately available for sale in the open market, except to the extent that the shares are subject to vesting restrictions with us or the lock-up agreements described under the caption “Underwriting.”

Warrants

As of October 31, 2007, there were outstanding warrants to purchase 716,822 shares of our common stock at exercise prices ranging between $1.50 and $2.60 per share, with a weighted average exercise price of $2.24 per share. These warrants expire in various periods from December 31, 2007 through December 31, 2014. Any purchase of our common shares by affiliates pursuant to the exercise of warrants will be subject to the one-year holding period under Rule 144, which holding period will begin on the date of the exercise of any warrant.

Rule 10b5-1 Trading Plans

Upon closing of this offering, certain of our directors and executive officers may adopt written plans, known as Rule 10b5-1 plans, in which they will contract with a broker to buy or sell shares of our common stock on a periodic basis. Under these Rule 10b5-1 plans, a broker may execute trades pursuant to parameters established by the director or executive officer when entering into the plan, without further direction from such director or executive officer. Such sales would not commence until expiration of the applicable lock-up agreements entered into by such directors and executive officers in connection with this offering. Any director or executive officer party to a Rule 10b5-1 plan may amend or terminate it in some circumstances. Our directors and executive officers may also buy or sell additional shares outside of a Rule 10b5-1 plan in accordance with our insider trading plan. Each of Messrs. Verfuerth, Waibel, Potts and von Estorff has adopted a Rule 10b5-1 plan in accordance with guidelines specified by Rule 10b5-1 under the Securities Exchange Act of 1934, as amended, and in accordance with our policies with respect to insider trading and Rule 10b5-1 plans. Sales under Messrs. Verfuerth’s, Waibel’s, Potts’ and von Estorff’s Rule 10b5-1 plans provide directions to potentially sell up to 250,000, 100,000, 200,000 and 30,000 shares, respectively, based on certain predetermined terms and conditions, in each case beginning after expiration of their lock-up agreements.

MATERIAL UNITED STATES FEDERAL INCOME TAX
CONSIDERATIONS FOR NON-UNITED STATES HOLDERS OF OUR COMMON STOCK

The following is a general discussion of the material United States federal income and estate tax considerations applicable to a non-United States holder with respect to such holder’s acquisition, ownership and disposition of shares of our common stock. For purposes of this discussion, a non-United States holder means a beneficial owner of our common stock who is not for United States federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation, partnership or any other organization taxable as a corporation or partnership for United States federal income tax purposes, created or organized in the United States or under the laws of the United States or of any state thereof or the District of Columbia;

•	an estate, the income of which is included in gross income for United States federal income tax purposes regardless of its source; or

•	a trust (A) if (i) a United States court is able to exercise primary supervision over the trust’s administration and (ii) one or more United States persons have the authority to control all of the trust’s substantial decisions or (B) that has a valid election in effect under applicable United States Treasury Regulations to be treated as a United States person.

If a partnership (or any other entity treated as a partnership for United States federal income tax purposes) holds shares of our common stock, the tax treatment of a partner in such partnership will generally depend on the status of the partner and the activities of the partnership. Such a partner and partnership should consult its tax advisor as to its tax consequences.

This discussion is based on current provisions of the IRC, existing, proposed and temporary United States Treasury Regulations promulgated thereunder, current administrative rulings and judicial decisions, in each case as in effect and available as of the date of this prospectus, all of which are subject to change or to differing interpretation, possibly with retroactive effect. Any change could alter the tax consequences to non-United States holders described in this prospectus.

This description addresses only the United States federal income tax considerations of non-United States holders that are initial purchasers of our common stock pursuant to the offering and that will hold our common stock as capital assets. This discussion does not address all aspects of United States federal income and estate taxation that may be relevant to a particular non-United States holder in light of that non-United States holder’s individual circumstances nor does it address any aspects of United States state or local or non-United States taxation. This discussion also does not consider any specific facts or circumstances that may apply to a non-United States holder and does not address the special tax rules applicable to particular non-United States holders, such as:

•	insurance companies;

•	real estate investment companies, regulated investment companies or grantor trusts;

•	corporations that accumulate earnings to avoid United States federal income tax;

•	tax-exempt organizations;

•	financial institutions;

•	brokers or dealers in securities or currencies;

•	partnerships and other pass-through entities;

•	pension plans;

•	holders that own or are deemed to own more than 5% of our common stock;

•	owners that hold our common stock as part of a straddle, hedge, conversion transaction, synthetic security or other integrated investment;

•	persons that received our common stock as compensation for performance of services;

•	persons that have a functional currency other than the United States dollar; and

•	certain former citizens or residents of the United States.

Moreover, except as set forth below, this description does not address the United States federal estate and gift or alternative minimum tax consequences of the acquisition, ownership and disposition of our common stock.

There can be no assurance that the Internal Revenue Service, referred to as the IRS, will not challenge one or more of the tax consequences described herein or that any such contrary position would not be sustained by a court, and we have not obtained, nor do we intend to obtain, an opinion of counsel or ruling from the IRS with respect to the United States federal income or estate tax consequences to a non-United States holder of the acquisition, ownership, or disposition of our common stock.

We urge you to consult with your own tax advisor regarding the United States federal, state, local and non-United States income and other tax considerations of acquiring, holding and disposing of shares of our common stock.

Distributions on Our Common Stock

We have not declared or paid distributions on our common stock since our inception and do not intend to pay any distributions on our common stock in the foreseeable future. In the event we do pay distributions on our common stock, however, these distributions generally will constitute dividends for United States federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under United States federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits as determined under United States federal income tax principles, the excess will be treated first as a tax-free return of your adjusted tax basis in our common stock and thereafter as capital gain.

Generally, but subject to the discussions below under “Status as United States Real Property Holding Corporation” and “Backup Withholding and Information Reporting,” distributions of cash or property paid to you generally will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be provided by an applicable United States income tax treaty. You are urged to consult your own tax advisor regarding your entitlement to benefits under a relevant United States income tax treaty. If we determine, at a time reasonably close to the date of payment of a distribution on our common stock, that the distribution will not constitute a dividend because we do not anticipate having current or accumulated earnings and profits as determined under United States federal income tax principles, we intend not to withhold any United States federal income tax on the distribution as permitted by United States Treasury Regulations.

Except as may be otherwise provided in an applicable United States income tax treaty, if you conduct a trade or business within the United States, you generally will be taxed at graduated United States federal income tax rates applicable to United States persons (on a net income basis) on dividends that are effectively connected with the conduct of such trade or business and such dividends will not be subject to the withholding described above. If you are a corporation, you may also be subject to a 30% “branch profits tax” unless you qualify for a lower rate under an applicable United States income tax treaty.

To claim the benefit of any applicable United States tax treaty or an exemption from withholding because the income is effectively connected with your conduct of a trade or business in the United States, you must provide a properly executed IRS Form W-8BEN certifying your qualification for a reduced rate under an applicable treaty or IRS Form W-8ECI certifying that the dividends are effectively connected with your conduct of a trade or business within the United States (or such successor form as the IRS designates), before the distributions are made. These forms must be periodically updated. You may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. You should consult your tax advisors regarding any applicable tax treaties that may provide for different rules.

Sale, Exchange or Other Taxable Disposition of Our Common Stock

Generally, but subject to the discussions below under “Status as United States Real Property Holding Corporation” and “Backup Withholding and Information Reporting,” you will not be subject to United States federal income tax or withholding tax on any gain realized on the sale, exchange or other taxable disposition of shares of our common stock unless:

•	the gain is effectively connected with your conduct of a trade or business in the United States (and if an applicable United States income tax treaty so provides, is also attributable to a permanent establishment or a fixed base in the United States maintained by you), in which case you generally (unless an applicable tax treaty provides otherwise) will be taxed at the graduated United States federal income tax rates applicable to United States persons and, if you are a corporation, the additional branch profits tax described above in “Distributions on Our Common Stock” may apply; or

•	you are an individual who is present in the United States for 183 days or more in the taxable year of the sale, exchange or disposition and certain other conditions are met, in which case you will be subject to a 30% tax on the net gain derived from the disposition, which may be offset by your United States source capital losses, if any.

Status as a United States Real Property Holding Corporation

Under certain circumstances, gain recognized on the sale, exchange or other disposition of, and certain distributions in excess of basis with respect to, our common stock would be subject to United States federal income tax, notwithstanding your lack of other connections with the United States, if we are or have been, at any time during the shorter of (i) your holding period of our common stock or (ii) the five-year period ending on the date of such sale, exchange or other disposition (or distribution in excess of basis) a “United States real property holding corporation” for United States federal income tax purposes, unless our common stock is regularly traded on an established securities market and you actually or constructively hold no more than 5% of our outstanding common stock. If we are determined to be a United States real property holding corporation and the foregoing exception does not apply, then a purchaser must withhold 10% of the proceeds payable to you from your sale or other taxable disposition of our common stock (unless our common stock is regularly traded on an established securities market), and you generally will be taxed on the net gain derived from the disposition at the graduated United States federal income tax rates applicable to United States persons. Generally, a corporation is a United States real property holding corporation only if the fair market value of its United States real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. Although there can be no assurance, currently we do not believe that we are, or have been, a United States real property holding corporation, or that we are likely to become one in the future. Furthermore, no assurance can be provided that our stock will be regularly traded on an established securities market for purposes of the rules described above.

United States Federal Estate Tax

Shares of our common stock owned or treated as owned at the time of death by an individual who is not a citizen or resident of the United States, as specifically defined for United States federal estate tax purposes, will be considered United States situs assets and will be included in the individual’s gross estate for United States federal estate tax purposes. Such shares, therefore, may be subject to United States federal estate tax, unless an applicable estate tax or other treaty provides otherwise.

Backup Withholding and Information Reporting

We must report annually to the IRS and to each non-United States holder the amount of dividends on our common stock paid to such holder and the amount of any tax withheld with respect to those dividends, together with other information. These information reporting requirements apply even if no withholding was required because the dividends were effectively connected with the holder’s conduct of a United States trade or business, or withholding was reduced or eliminated by an applicable tax treaty. This information also may be made available under a specific treaty or agreement to the tax authorities of the country in which the non-United States holder resides or is established. Under certain circumstances, the Code imposes a backup withholding obligation (currently at a rate of 28%) on certain reportable payments. However, backup withholding generally will not apply to payments of dividends to a non-United States holder of our common stock provided the non-United States holder furnishes to us or our paying agent the required certification as to its non-United States status, such as by providing a valid IRS Form W-8BEN or W-8ECI, or otherwise establishes an exemption.

Payments of the proceeds from a disposition by a non-United States holder of our common stock made by or through a non-United States office of a broker generally will not be subject to information reporting or backup withholding. However, information reporting (but not backup withholding) will apply to those payments if the broker is a United States person, a controlled foreign corporation for United States federal income tax purposes, a foreign person 50% or more of whose gross income is effectively connected with a United States trade or business for a specified three-year period or a foreign partnership if at any time during its tax year (1) one or more of its partners are United States persons who hold in the aggregate more than 50 percent of the income or capital interest in such partnership or (2) it is engaged in the conduct of a United States trade or business, unless the broker has documentary evidence that the beneficial owner is a non-United States holder or an exemption is otherwise established, provided that the broker does not have actual knowledge or reason to know that the holder is a United States person or that the conditions of any other exemption are not, in fact, satisfied.

Payment of the proceeds from a non-United States holder’s disposition of our common stock made by or through the United States office of a broker may be subject to information reporting. Backup withholding will apply unless the non-United States holder certifies as to its non-United States holder status under penalties of perjury, such as by providing a valid IRS Form W-8BEN or W-8ECI, or otherwise establishes an exemption, provided that the broker does not have actual knowledge or reason to know that the holder is a United States person or that the conditions of any other exemption are not, in fact, satisfied. Non-United States holders should consult their tax advisors on the application of information reporting and backup withholding to them in their particular circumstances.

Backup withholding tax is not an additional tax. Any amounts withheld under the backup withholding tax rules from a payment to a non-United States holder can be refunded or credited against the non-United States holder’s United States federal income tax liability, if any, provided that the required information is furnished to the IRS in a timely manner.

The above description is not intended to constitute a complete analysis of all tax consequences relating to acquisition, ownership and disposition of our common stock. You should consult your own tax advisor concerning the tax consequences of your particular situation.

UNDERWRITING

Subject to the terms and conditions set forth in the underwriting agreement, each of the underwriters named below has severally agreed to purchase from us and the selling shareholders the aggregate number of shares of common stock set forth opposite its name below:

Number of
Underwriter	Shares

Thomas Weisel Partners LLC
Canaccord Adams Inc.
Pacific Growth Equities, LLC

Total	7,692,308

The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to 1,153,846 additional shares from us at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $      per share. The underwriters and selling group members may allow a discount of $      per share on sales to other broker/dealers. After the initial public offering, the underwriters may change the public offering price and concession and discount to broker/dealers.

The following table summarizes the compensation to be paid to the underwriters by us and the selling shareholders and the proceeds, before expenses, payable to us and the selling stockholders:

Total
		With	Without
	Per Share	Over-Allotment	Over-Allotment

Public offering price
Underwriting discount
Proceeds, before expenses, to us
Proceeds, before expenses, to the selling shareholders

The underwriters have informed us that they do not expect sales to accounts over which the underwriters have discretionary authority to exceed 5% of the shares of common stock being offered.

We have agreed that we will not (i) offer, sell, issue contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exchangeable or exercisable for any shares of our common stock; (ii) offer, sell, issue, contract to sell, contract to purchase or grant any option, right or warrant to purchase shares of our common stock or any securities convertible into or exchangeable for shares of our common stock; (iii) enter into any swap, hedge or any other agreement that transfers, in whole or in part, the economic consequences of ownership of shares of our common stock or any securities convertible or exchangeable into shares of our common stock; (iv) establish or increase a put equivalent position or liquidate or decrease a call equivalent position in shares of our common stock or any securities convertible or exchangeable into shares of our common stock within the meaning of Section 16 of the Exchange Act or (v) file with the SEC a registration statement under the Securities Act relating to shares of our common stock or any securities convertible into or exchangeable for shares of our common stock, or publicly disclose the intention to take any such action, in each case, without the prior written consent of Thomas Weisel Partners LLC, for a period of 180 days after the date of this prospectus except for issuances pursuant to or the conversion of convertible securities, options or warrants outstanding on the date of this prospectus and the filing of a registration statement on Form S-8 for shares of common stock relating to awards that we have granted or may grant under our outstanding equity incentive compensation plans, as in effect on the date of this prospectus. However, in the event that either (1) during the last 17 days of the

“lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in each case the “lock-up” period will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or material event, as applicable, unless Thomas Weisel Partners LLC waives, in writing, such extension.

Our officers, directors and shareholders representing 97.6% of our outstanding common stock have agreed that, subject to certain exceptions, they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Thomas Weisel Partners LLC for a period of 180 days after the date of this prospectus. In addition, our officers, directors and these shareholders agree that, without the prior written consent of Thomas Weisel Partners LLC, they will not, during the period of the lock-up period, make any demand for or exercise any right with respect to, the registration of our common stock or any security convertible into or exercisable or exchangeable for our common stock. However, in the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in each case the “lock-up” period will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Thomas Weisel Partners LLC waives, in writing, such an extension.

Notwithstanding the foregoing, the restrictions described in the paragraph above will not apply to transfers to a family member or trust, provided the transferee agrees to be bound in writing by the terms of the lock up agreement prior to such transfer, such transfer shall not involve a disposition for value and no filing by any party (donor, donee, transferor or transferee) under the Exchange Act is required or voluntarily made in connection with such transfer (other than a filing on a Form 5 made after the expiration of the “lock up” period).

The underwriters have reserved for sale at the initial public offering price up to 384,615 shares, or 5% of the total number of shares offered in this prospectus by the company, of the common stock for employees, directors, customers, vendors and other persons associated with us who have expressed an interest in purchasing common stock in the offering. The number of shares available for sale to the general public in the offering will be reduced to the extent these persons purchase the reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares.

We and the selling shareholders have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

We have applied to list the shares of common stock on the Nasdaq Global Market under the symbol “OESX.”

In connection with the offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions, and penalty bids in accordance with Regulation M under the Exchange Act.

Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions. Stabilization and syndicate covering transactions may cause the price of the shares to be higher than it would be in the absence of these transactions. The imposition of a penalty bid might also have an effect on the price of the shares if it discourages presale of the shares.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the Nasdaq Global Market or otherwise and, if commenced, may be discontinued at any time.

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us and the underwriters. Among the factors to be considered in determining the initial public offering price will be our future prospects and those of our industry in general, our financial operating information in recent periods, and market prices of securities and financial and operating information of companies engaged in activities similar to ours. There can be no assurance that the initial public offering price will correspond to the price at which our common stock will trade in the public market subsequent to this offering or that an active trading market will develop and continue after this offering.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each Underwriter has represented and agreed that, with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date), it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

•	in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each of the underwriters has represented and agreed that:

(a)	it has not made or will not make an offer of shares to the public in the United Kingdom within the meaning of section 102B of the Financial Services and Markets Act 2000 (as amended), or FSMA except to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances which do not require the publication by us of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority, or FSA;

(b)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which section 21 of FSMA does not apply to us; and

(c)	it has complied with, and will comply with, all applicable provisions of FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

The underwriters will not offer or sell any of our shares directly or indirectly in Japan or to, or for the benefit of any Japanese person or to others, for re-offering or re-sale directly or indirectly in Japan or to any Japanese person, except in each case pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law of Japan and any other applicable laws and regulations of Japan. For purposes of this paragraph, “Japanese person” means any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

The underwriters and each of their affiliates have not (i) offered or sold, and will not offer or sell, in Hong Kong, by means of any document, our shares other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance or (ii) issued or had in its possession for the purposes of issue, and will not issue or have in its possession for the purposes of issue, whether in Hong Kong or elsewhere any advertisement, invitation or document relating to our shares which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to our shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance any rules made under that Ordinance. The contents of this document have not been reviewed by any regulatory authority in Hong Kong. You are advised to exercise caution in relation to the offer. If you are in any doubt about any of the contents of this document, you should obtain independent professional advice.

This prospectus or any other offering material relating to our shares has not been and will not be registered as a prospectus with the Monetary Authority of Singapore, and the shares will be offered in Singapore pursuant to exemptions under Section 274 and Section 275 of the Securities and Futures Act, Chapter 289 of Singapore, or the Securities and Futures Act. Accordingly our shares may not be offered or sold, or be the subject of an invitation for subscription or purchase, nor may this prospectus or any other offering material relating to our shares be circulated or distributed, whether directly or indirectly, to the public or any member of the public in Singapore other than (a) to an institutional investor or other person specified in Section 274 of the Securities and Futures Act, (b) to a sophisticated investor, and in accordance with the conditions specified in Section 275 of the Securities and Futures Act or (c) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the Securities and Futures Act.

In the ordinary course, the underwriters and their affiliates may in the future provide investment banking, commercial banking, investment management, or other financial services to us and our affiliates for which services they may receive compensation in the future.

LEGAL MATTERS

The validity of the issuance of the common stock offered by us in this offering will be passed upon for us by the law firm of Foley & Lardner LLP. Certain legal matters in connection with this offering will be passed upon for the underwriters by the law firm of Latham & Watkins LLP, New York, New York.

EXPERTS

Grant Thornton LLP, independent registered public accounting firm, has audited our financial statements as of March 31, 2006 and 2007 and for each of the three years in the period ended March 31, 2007 appearing in this prospectus and the related registration statement, as set forth in their report thereon appearing elsewhere herein, and are included in reliance on such report given on the authority of such firm as experts in accounting and auditing.

Wipfli LLP, acted as an independent third party evaluator and provided a valuation of the fair value of our common stock as of April 30, 2007 and as of November 30, 2006, in each case in connection with the board of directors determination of stock value for financial reporting of stock option grants.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act, with respect to our common stock offered hereby. This prospectus, which forms part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. This prospectus omits information contained in the registration statement as permitted by the rules and regulations of the SEC. For further information about us and our common stock, we refer you to the registration statement and the exhibits and schedules to the registration statement filed as part of the registration statement. Statements contained in this prospectus as to the contents of any contract or other document filed as an exhibit are qualified in all respects by reference to the actual text of the exhibit. You may read and copy the registration statement, including the exhibits and schedules to the registration statement, at the SEC’s Public Reference Room at 100 F. Street, N.E., Room 1580, Washington, D.C. 20549. You can obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet site at www.sec.gov, from which you can electronically access the registration statement, including the exhibits and schedules to the registration statement.

Upon the closing of this offering, we will become subject to the informational and reporting requirements of the Exchange Act and we intend to file periodic reports and other information with the SEC. After the closing of this offering, our future SEC filings will be available to you on our website at www.oriones.com. Information on, or accessible through, our website is not a part of, and is not incorporated into, this prospectus.

REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Orion Energy Systems, Inc.

We have audited the accompanying consolidated balance sheets of Orion Energy Systems, Inc. and Subsidiaries (the Company) as of March 31, 2006 and 2007, and the related consolidated statements of operations, temporary equity and shareholders’ equity, and cash flows for each of the three years in the period ended March 31, 2007. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of March 31, 2006 and 2007, and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended March 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note A, effective April 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123(R), Share-Based Payment.

/s/ Grant Thornton LLP

Milwaukee, Wisconsin
August 16, 2007

ORION ENERGY SYSTEMS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share amounts)

	March 31,		September 30,
	2006	2007	2007
			(Unaudited)

Assets
Cash and cash equivalents	$1,089	$285	$6,864
Short-term investments	—	—	3,900
Accounts receivable, net of allowances of $38, $89 and $88 (unaudited)	6,051	11,197	13,542
Inventories	6,167	9,496	15,678
Deferred tax assets	419	345	735
Prepaid expenses and other current assets	745	1,296	3,045

Total current assets	14,471	22,619	43,764
Property and equipment, net	8,106	7,588	8,084
Patents and licenses, net	194	243	354
Investment	—	794	794
Deferred tax assets	1,607	1,907	1,227
Other long-term assets	360	432	2,505

Total assets	$24,738	$33,583	$56,728

Liabilities, Temporary Equity and Shareholders’ Equity
Accounts payable	$4,767	$5,607	$13,178
Accrued expenses	1,889	2,196	3,640
Current maturities of long-term debt	859	736	708

Total current liabilities	7,515	8,539	17,526
Long-term debt, less current maturities	10,492	10,603	8,933
Convertible notes	—	—	10,666
Other long-term liabilities	109	133	183

Total liabilities	18,116	19,275	37,308

Commitments and contingencies (See Note F)
Temporary equity:
Series C convertible redeemable preferred stock, $0.01 par value: zero, 1,818,182 and 1,818,182 shares issued and outstanding at March 31, 2006 and 2007 and September 30, 2007 (unaudited)	—	4,953	5,103
Shareholders’ equity:
Preferred stock, $0.01 par value: Shares authorized including Series C convertible redeemable preferred stock: 20,000,000 at
March 31, 2006 and 2007 and September 30, 2007 (unaudited)
Series A convertible preferred stock, $0.01 par value: 20,000 shares issued and outstanding at March 31, 2006 and none at March 31, 2007 and September 30, 2007 (unaudited)	116	—	—
Series B convertible preferred stock, $0.01 par value: 2,847,400, 2,989,830 and 2,989,830 shares issued and outstanding at March 31, 2006 and 2007 and September 30, 2007 (unaudited)	5,591	5,959	5,959
Common stock, no par value: Shares authorized: 80,000,000 as of March 31, 2006 and 2007 and September 30, 2007 (unaudited); shares issued: 8,982,764, 12,107,573 and 12,856,711 as of March 31, 2006 and 2007 and September 30, 2007 (unaudited); shares outstanding: 8,920,900, 12,038,499 and 12,480,705 as of March 31, 2006 and 2007 and September 30, 2007 (unaudited)	—	—	—
Additional paid-in capital	5,859	9,438	12,209
Treasury stock: 61,864, 69,074 and 376,006 common shares as of March 31, 2006 and 2007 and September 30, 2007 (unaudited)	(345)	(361)	(1,739)
Shareholder notes receivable	(398)	(2,128)	—
Accumulated deficit	(4,201)	(3,553)	(2,112)

Total shareholders’ equity	6,622	9,355	14,317

Total liabilities, temporary equity and shareholders’ equity	$24,738	$33,583	$56,728

The accompanying notes are an integral part of these consolidated statements.

ORION ENERGY SYSTEMS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share and per share amounts)

				Six Months Ended
	Fiscal Year Ended March 31,			September 30,
	2005	2006	2007	2006	2007
				(Unaudited)

Product revenue	$19,628	$29,993	$40,201	$17,444	$28,752
Service revenue	2,155	3,287	7,982	2,867	6,374

Total revenue	21,783	33,280	48,183	20,311	35,126
Cost of product revenue	12,099	20,225	26,511	11,422	18,821
Cost of service revenue	1,944	2,299	5,976	2,211	4,381

Total cost of revenue	14,043	22,524	32,487	13,633	23,202

Gross profit	7,740	10,756	15,696	6,678	11,924
Operating expenses:
General and administrative	3,461	4,875	6,162	2,605	3,478
Sales and marketing	5,416	5,991	6,459	3,126	4,049
Research and development	213	1,171	1,078	440	880

Total operating expenses	9,090	12,037	13,699	6,171	8,407

Income (loss) from operations	(1,350)	(1,281)	1,997	507	3,517
Other income (expense):
Interest expense	(570)	(1,051)	(1,044)	(513)	(624)
Dividend and interest income	3	5	201	12	194

Total other income (expense)	(567)	(1,046)	(843)	(501)	(430)

Income (loss) before income tax and cumulative effect of change in accounting principle	(1,917)	(2,327)	1,154	6	3,087
Income tax expense (benefit)	(702)	(762)	225	1	1,286

Income (loss) before cumulative change in accounting principle	(1,215)	(1,565)	929	5	1,801
Cumulative effect of change in accounting principle, net of income tax benefit of $38	(57)	—	—	—	—

Net income (loss)	(1,272)	(1,565)	929	5	1,801
Accretion of redeemable preferred stock and preferred stock dividends	(104)	(3)	(201)	(46)	(150)
Conversion of preferred stock	(972)	—	(83)	—	—
Participation rights of preferred stock in undistributed earnings	—	—	(205)	—	(511)

Net income (loss) attributable to common shareholders	$(2,348)	$(1,568)	$440	$(41)	$1,140

Basic net income (loss) per share attributable to common shareholders	$(0.36)	$(0.18)	$0.05	$(0.00)	$0.11
Weighted-average common shares outstanding	6,470,413	8,524,012	9,080,461	9,002,919	10,711,695
Diluted net income (loss) per share attributable to common shareholders	$(0.36)	$(0.18)	$0.05	$(0.00)	$0.09
Weighted-average common shares and share equivalents outstanding	6,470,413	8,524,012	16,432,647	15,665,720	19,782,208

The accompanying notes are an integral part of these consolidated statements.

ORION ENERGY SYSTEMS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF TEMPORARY EQUITY AND SHAREHOLDERS’ EQUITY
(in thousands, except share amounts)

	Temporary Equity		Preferred Stock				Common Stock
	Series C Redeemable							Additional		Shareholder		Total
	Preferred Stock		Series A		Series B			Paid-in	Treasury	Notes	Accumulated	Shareholders’
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Capital	Shares	Receivable	Deficit	Equity

Balance, March 31, 2004	—	$—	732,010	$1,007	392,000	$710	6,355,776	$2,229	$—	$—	$(392)	$3,554
Issuance of stock	—	—	—	—	1,842,400	3,457	119,802	551	—	(63)	—	3,945
Conversion of Series A shares to common stock	—	—	(648,010)	(891)	—	—	1,944,030	1,863	—	—	(972)	—
Purchase of stock for treasury	—	—	(64,000)	—	—	—	(61,864)	—	(345)	—	—	(345)
Changes in shareholder notes receivable	—	—	—	—	—	—	—	—	—	5	—	5
Net loss	—	—	—	—	—	—	—	—	—	—	(1,272)	(1,272)

Balance, March 31, 2005	—	$—	20,000	$116	2,234,400	$4,167	8,357,744	$4,643	$(345)	$(58)	$(2,636)	$5,887
Issuance of stock and warrants	—	—	—	—	613,000	1,424	55,778	153	—	—	—	1,577
Exercise of stock options and warrants for cash and notes	—	—	—	—	—	—	483,378	445	—	(375)	—	70
Stock-based compensation	—	—	—	—	—	—	—	558	—	—	—	558
Changes in shareholder notes receivable	—	—	—	—	—	—	—	—	—	35	—	35
Issuance of common stock and warrants for services	—	—	—	—	—	—	24,000	60	—	—	—	60
Net loss	—	—	—	—	—	—	—	—	—	—	(1,565)	(1,565)

Balance, March 31, 2006	—	$—	20,000	$116	2,847,400	$5,591	8,920,900	$5,859	$(345)	$(398)	$(4,201)	$6,622
Issuance of stock and warrants	1,818,182	4,755	—	—	142,430	368	—	—	—	—	—	368
Exercise of stock options and warrants for cash and notes	—	—	—	—	—	—	3,064,809	2,582	—	(1,753)	—	829
Conversion to common stock	—	—	(20,000)	(116)	—	—	60,000	199	—	—	(83)	—
Tax benefit from exercise of stock options	—	—	—	—	—	—	—	435	—	—	—	435
Treasury stock purchase	—	—	—	—	—	—	(7,210)	—	(16)	—	—	(16)
Stock-based compensation	—	—	—	—	—	—	—	363	—	—	—	363
Changes in shareholder notes receivable	—	—	—	—	—	—	—	—	—	23	—	23
Accretion of redeemable preferred stock	—	198	—	—	—	—	—	—	—	—	(198)	(198)
Net income	—	—	—	—	—	—	—	—	—	—	929	929

Balance, March 31, 2007	1,818,182	$4,953	—	$—	2,989,830	$5,959	12,038,499	$9,438	$(361)	$(2,128)	$(3,553)	$9,355
Exercise of stock options and warrants for cash and notes (unaudited)	—	—	—	—	—	—	749,138	1,299	—	—	—	1,299
Tax benefit from exercise of stock options (unaudited)	—	—	—	—	—	—	—	922	—	—	—	922
Stock-based compensation (unaudited)	—	—	—	—	—	—	—	550	—	—	—	550
Accretion of preferred stock (unaudited)	—	150	—	—	—	—	—	—	—	—	(150)	(150)
Changes in shareholder notes receivable (unaudited)	—	—	—	—	—	—	(306,932)	—	(1,378)	2,128	—	750
Adoption of FIN 48 (unaudited)	—	—	—	—	—	—	—	—	—	—	(210)	(210)
Net income (unaudited)	—	—	—	—	—	—	—	—	—	—	1,801	1,801

Balance, September 30, 2007 (unaudited)	1,818,182	$5,103	—	$—	2,989,830	$5,959	12,480,705	$12,209	$(1,739)	$—	$(2,112)	$14,317

The accompanying notes are an integral part of these consolidated statements.

ORION ENERGY SYSTEMS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

				Six Months Ended
	Fiscal Year Ended March 31,			September 30,
	2005	2006	2007	2006	2007
				(Unaudited)

Operating activities
Net income (loss)	$(1,272)	$(1,565)	$929	$5	$1,801
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	539	941	1,063	527	547
Stock-based compensation expense	—	618	363	123	550
Deferred income tax benefit	(740)	(922)	(213)	1	290
Loss on write-off of patents and licenses	—	—	13	—	—
Loss on sale of assets	—	224	268	123	1
Other	—	37	8	4	36
Changes in operating assets and liabilities:
Accounts receivable	(305)	(2,757)	(5,161)	(701)	(2,345)
Inventories	(3,472)	491	(4,555)	(4,022)	(6,182)
Prepaid expenses and other current assets	9	(300)	(524)	77	(1,844)
Accounts payable	3,338	(584)	840	(17)	7,571
Accrued expenses	1,040	416	735	(69)	1,444

Net cash provided by (used in) operating activities	(863)	(3,401)	(6,234)	(3,949)	1,869
Investing activities
Purchase of property and equipment	(5,764)	(871)	(1,012)	(459)	(1,008)
Purchase of short-term investments	——	—	—	—	(3,900)
Additions to patents and licenses	(40)	(56)	(81)	(29)	(123)
Proceeds from disposal of equipment	—	735	263	263	—
Net decrease (increase) in amount due from shareholder	(84)	30	(139)	(93)	187

Net cash used in investing activities	(5,888)	(162)	(969)	(318)	(4,844)
Financing activities
Purchase of treasury stock	(345)	—	—	—	—
Proceeds from issuance of long-term debt	10,099	134	40	40	10,666
Payment of long-term debt	(5,840)	(2,416)	(1,263)	(692)	(356)
Net activity in revolving line of credit	(636)	4,853	1,211	(804)	(1,342)
Excess benefit for deferred taxes on stock-based compensation	—	—	435	13	922
Proceeds from shareholder notes receivable, net	5	35	23	23	750
Deferred financing and offering costs	(91)	(94)	—	—	(2,385)
Proceeds from issuance of preferred stock, net	3,857	1,454	5,123	5,149	—
Proceeds from issuance of common stock	88	193	830	31	1,299

Net cash provided by financing activities	7,137	4,159	6,399	3,760	9,554

Net increase (decrease) in cash and cash equivalents	386	596	(804)	(507)	6,579
Cash and cash equivalents at beginning of period	107	493	1,089	1,089	285

Cash and cash equivalents at end of period	$493	$1,089	$285	$582	$6,864

Supplemental cash flow information:
Cash paid for interest	$492	$1,003	$927	$459	$561
Cash paid for income taxes	—	—	17	—	10
Supplemental disclosure of non-cash investing and financing activities
Capital leases entered into for purchase of equipment	$—	$81	$40	$40	$—
Notes receivable issued to shareholders	63	375	1,753	—	—
Long-term investment in affiliate acquired through sale of inventory	—	—	794	794	—
Shares surrendered for payment of stock note receivable	—	—	—	—	1,378
Preferred stock accretion	104	3	201	46	150

The accompanying notes are an integral part of these consolidated statements.

ORION ENERGY SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A —	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company includes Orion Energy Systems, Inc., a Wisconsin corporation, and all consolidated subsidiaries. The Company is a developer, manufacturer and seller of lighting and energy management systems. The corporate offices are located in Plymouth, Wisconsin and manufacturing and operations facilities are located in Plymouth and Manitowoc, Wisconsin.

Principles of Consolidation

The consolidated financial statements include the accounts of Orion Energy Systems, Inc. and its wholly-owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

Unaudited financial information

The accompanying consolidated balance sheet as of September 30, 2007, the consolidated statements of operations and cash flows for the six months ended September 30, 2006 and 2007 and the consolidated statements of temporary equity and shareholders’ equity for the six months ended September 30, 2007 are unaudited and the Company’s independent registered public accounting firm has not expressed an opinion on the statements for these periods. The unaudited consolidated financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to state fairly the Company’s consolidated financial position as of September 30, 2007 and consolidated results of operations and cash flows for the six months ended September 30, 2006 and 2007. The financial data and other information disclosed in these notes to the consolidated financial statements as of and related to the six months ended September 30, 2006 and 2007 are unaudited. The results for the six months ended September 30, 2007 are not necessarily indicative of the results to be expected for the year ending March 31, 2008 or for any other interim period or for any future year.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during that reporting period. Areas that require the use of significant management estimates include revenue recognition, inventory obsolescence and bad debt reserves, accruals for warranty expenses, income taxes and certain equity transactions. Accordingly, actual results could differ from those estimates.

Cash and cash equivalents

The Company considers all highly liquid, short-term investments with original maturities of three months or less to be cash equivalents.

Short-term investments

The Company’s short-term investments, which consist of government agency bonds with maturities ranging from 91 to 125 days when acquired, are reported at fair value with any net unrealized gains and losses reported as a component of accumulated other comprehensive income in shareholders’ equity. At the time of sale, any realized appreciation or depreciation, calculated by the specific identification method, will be recognized in non-operating results. The Company has classified all marketable securities as short-term since it has the intent to maintain a liquid portfolio and the ability to redeem the securities within one year. During the six months ended September 30, 2007, there were no sales of the Company’s short-term investments. As of September 30, 2007 (unaudited), no unrealized gains or losses were recorded as the marketable securities’ fair value approximated their cost.

ORION ENERGY SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Fair value of financial instruments

The carrying amounts of the Company’s financial instruments, which include cash and cash equivalents, short-term investments, accounts receivable, and accounts payable, approximate their respective fair values due to the relatively short-term nature of these instruments. Based upon interest rates currently available to the Company for debt with similar terms, the carrying value of the Company’s long-term debt is also approximately equal to its fair value.

Accounts receivable

The majority of the Company’s accounts receivable are due from companies in the commercial, industrial and agricultural industries, and wholesalers. Credit is extended based on an evaluation of a customer’s financial condition. Generally, collateral is not required for end users; however, the payment of certain trade accounts receivable from wholesalers is secured by irrevocable standby letters of credit. Accounts receivable are due within 30-60 days. Accounts receivable are stated at the amount the Company expects to collect from outstanding balances. The Company provides for probable uncollectible amounts through a charge to earnings and a credit to an allowance for doubtful accounts based on its assessment of the current status of individual accounts. Balances that are still outstanding after the Company has used reasonable collection efforts are written off through a charge to the allowance for doubtful accounts and a credit to accounts receivable.

Included in accounts receivable are amounts due from a third party finance company to which the Company has sold, without recourse, the future cash flows from lease arrangements entered into with customers. Such receivables are recorded at the present value of the future cash flows discounted at 12.49%. As of March 31, 2007, the following amounts were due from the third party finance company in future periods (in thousands):

2008	$190
2009	123

Total gross receivable	313
Less: amount representing interest	(23)

Net contracts receivable	$290

At September 30, 2007 (unaudited), net contract receivables amounted to $231,000, $186,000 of which is due in the next 12 months.

Inventories

Inventories consist of raw materials and components, such as ballasts, metal sheet and coil stock and molded parts; work in process inventories, such as frames and reflectors; and finished goods, including completed fixtures or systems and accessories, such as lamps, meters and power supplies. All inventories are stated at the lower of cost or market value; with cost determined using the first-in, first-out (FIFO) method. The Company reduces the carrying value of its inventories for differences between the cost and estimated net realizable value, taking into consideration usage in the preceding 12 months, expected demand, and other information indicating obsolescence. The Company records as a charge to cost of revenue the amount required to reduce the carrying value of inventory to net realizable value. As of March 31, 2006 and 2007, and September 30, 2007 (unaudited), the Company had inventory obsolescence reserves of $355,000, $448,000 and $642,000.

Costs associated with the procurement and warehousing of inventories, such as inbound freight charges and purchasing and receiving costs, are also included in cost of revenue.

ORION ENERGY SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Inventories were comprised of the following (in thousands):

	March 31,	March 31,	September 30,
	2006	2007	2007
			(Unaudited)

Raw materials and components	$1,762	$5,496	$8,285
Work in process	386	358	510
Finished goods	4,019	3,642	6,883

	$6,167	$9,496	$15,678

Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consist primarily of prepaid insurance premiums, advance payments to contractors, payments on construction of an asset to be sold to a finance company and leased back, and miscellaneous receivables. The balance at March 31, 2007 also included a $450,000 secured note with 5% interest due from a third party. The note was paid in full in May 2007.

Property and Equipment

Property and equipment are stated at cost. Expenditures for additions and improvements are capitalized, while replacements, maintenance and repairs which do not improve or extend the lives of the respective assets are expensed as incurred. Properties sold, or otherwise disposed of, are removed from the property accounts, with gains or losses on disposal credited or charged to income from operations.

In accordance with Statement of Financial Accounting Standards (SFAS) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, the Company periodically reviews the carrying values of property and equipment for impairment when events or changes in circumstances indicate that the assets may be impaired. The estimated future undiscounted cash flows expected to result from the use of the assets and their eventual disposition are compared to the assets’ carrying amount to determine if a write down to market value is required. No writedowns were recorded in fiscal 2005, 2006, 2007 or the six months ended September 30, 2006 and 2007 (unaudited).

Property and equipment were comprised of the following (in thousands):

	March 31,		September 30,
	2006	2007	2007
			(Unaudited)

Land and land improvements	$557	$557	$560
Buildings	4,240	4,423	4,533
Furniture, fixtures and office equipment	1,298	1,441	1,596
Plant equipment	3,923	3,747	3,952
Construction in progress	141	130	649

	10,159	10,298	11,290
Less: accumulated depreciation and amortization	2,053	2,710	3,206

Net property and equipment	$8,106	$7,588	$8,084

Equipment included above under capital leases were as follows (in thousands):

	March 31,		September 30,
	2006	2007	2007
			(Unaudited)

Equipment	$1,498	$1,451	$1,206
Less: accumulated amortization	328	531	364

Net equipment	$1,170	$920	$842

ORION ENERGY SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Depreciation is provided over the estimated useful lives of the respective assets, using the straight-line method. Depreciable lives by asset category are as follows:

Land improvements	10 – 15 years
Buildings	10 – 39 years
Furniture, fixtures and office equipment	3 – 10 years
Plant equipment	3 – 10 years

No interest has been capitalized for construction in progress, as it was not material for any of the periods presented.

Patents and Licenses

Patents and licenses are being amortized on a straight-line basis over 15-17 years. The Company capitalized $40,000, $56,000 and $81,000 of costs associated with obtaining patents and licenses in fiscal 2005, 2006 and 2007. An additional $123,000 was capitalized in the six months ended September 30, 2007 (unaudited). Amortization expense recorded to cost of revenue for fiscal 2005, 2006 and 2007 was $9,000, $14,000 and $19,000. The costs and accumulated amortization for patents and licenses was $246,000 and $52,000 as of March 31, 2006; $314,000 and $71,000 as of March 31, 2007; and $437,000 and $83,000 as of September 30, 2007 (unaudited). The average remaining useful life of the patents and licenses as of September 30, 2007 was approximately 16 years. As of September 30, 2007, amortization expense of the patents and licenses for each of the fiscal years ending 2008 through 2012 is estimated to be $23,000, with $221,000 remaining after 2012.

The Company’s management periodically reviews the carrying value of patents and licenses for impairment. As a result of this review, the Company wrote off an immaterial amount in fiscal 2007.

Investment

The investment consists of 77,000 shares of preferred stock of a manufacturer of specialty aluminum products which was acquired in July 2006 by exchanging products with a fair value of $794,000. The terms of the preferred stock contain protective covenants regarding capital structure changes and also certain provisions to require the redemption of the stock at a defined liquidation value. The terms of the stock also require a dividend payment of 12% on the liquidation value or $139,000 annually. The investment is being accounted for under the cost method of accounting. The Company does not have the ability to exert significant influence over the entity.

The Company’s management periodically reviews the carrying value of the investment for impairment. No impairment was required at March 31, 2007 or September 30, 2007 (unaudited).

Other Long-Term Assets

Other long-term assets includes deferred financing costs related to debt issuances and the Company’s contemplated initial public offering, amounts due from shareholders unrelated to stock transactions (see Note B) and other miscellaneous items.

Deferred financing costs related to debt issuances are amortized to interest expense over the life of the related debt issue (6 to 15 years). In fiscal 2005, 2006 and 2007, the Company capitalized $91,000, $94,000 and zero of deferred financing costs. In the six months ended September 30, 2007 (unaudited), the Company deferred $213,000 of costs related to its issuance of convertible notes that closed in August 2007 (see Note D). Interest expense related to the amortization of deferred financing for fiscal 2005, 2006 and 2007 was $11,000, $62,000, and $45,000. For the six months ended September 30, 2006 and 2007 (unaudited), the amortization was $19,000 and $26,000 respectively.

The balance at September 30, 2007 (unaudited) included $2,173,000 of deferred equity issuance costs incurred in connection with the Company’s contemplated initial public offering.

ORION ENERGY SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Accrued Expenses

Accrued expenses include warranty accruals, accrued wages, accrued vacations, sales tax payable, income tax payable and other various unpaid expenses. Accrued subcontractor fees amounted to $255,000, $548,000 and $770,000 as of March 31, 2006, 2007 and September 30, 2007 (unaudited). During fiscal 2006, the Company experienced performance issues on select inventory items and entered into a settlement agreement with the supplier under which the Company was forgiven certain payables outstanding and received a cash rebate of $432,000 in exchange for an additional purchase obligation of $962,000 of inventory. The cash rebate was received and included in other current liabilities at March 31, 2006 as the purchase obligation remained outstanding. As of March 31, 2007, the Company had satisfied its purchase obligation and the rebate was reclassified to inventory and is being amortized to cost of revenue as the purchased product is used.

The Company generally offers a limited warranty of one year on its products in addition to those standard warranties offered by major original equipment component manufacturers. The manufacturers’ warranties cover lamps and ballasts, which are significant components in the Company’s products. In fiscal 2005 and 2006, the Company experienced significant warranty problems with new ballast and lamp components manufactured by a third party supplier. The Company charged back costs against accounts payable due the supplier as partial reimbursement for replacement material and labor costs incurred to correct certain product failures at its customers’ facilities. The Company also provided a general reserve for warranty costs as of March 31, 2006 and 2007 and September 30, 2007 (unaudited).

Changes in the Company’s warranty accrual were as follows (in thousands):

	March 31,		September 30,
	2006	2007	2007
			(Unaudited)

Beginning of period	$250	$332	$45
Credit from supplier	412	—	—
Provision to cost of revenue	745	249	231
Charges	(1,075)	(536)	(89)

End of period	$332	$45	$187

Revenue Recognition

The Company recognizes revenue in accordance with Staff Accounting Bulletin, (SAB) No. 104, Revenue Recognition. Based upon SAB 104, revenue is recognized when the following four criteria are met:

•	persuasive evidence of an arrangement exists;

•	delivery has occurred and title has passed to the customer;

•	the sales price is fixed and determinable and no further obligation exists; and

•	collectibility is reasonably assured.

These four criteria are met for the Company’s product only revenue upon delivery of the product and title passing to the customer. At that time, the Company provides for estimated costs that may be incurred for product warranties and sales returns.

For sales contracts consisting of multiple elements of revenue, such as a combination of product sales and services, the Company determines revenue by allocating the total contract revenue to each element based on the relative fair values in accordance with Emerging Issues Task Force (EITF) No. 00-21, Revenue Arrangements With Multiple Deliverables.

Services other than installation and recycling that are completed prior to delivery of the product are recognized upon shipment and are included in product revenue as evidence of fair value does not exist.

ORION ENERGY SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

These services include comprehensive site assessment, site field verification, utility incentive and government subsidy management, engineering design, and project management.

Service revenue includes revenue earned from installation, which includes recycling services. Service revenue is recognized when services are complete and customer acceptance has been received. The Company contracts with third-party vendors for the installation services provided to customers and, therefore, determines fair value based upon negotiated pricing with such third-party vendors. Recycling services provided in connection with installation entail disposal of the customer’s legacy lighting fixtures.

Costs of products delivered, and services performed, that are subject to additional performance obligations or customer acceptance are deferred and recorded in Other Current Assets on the Balance Sheet. These deferred costs are expensed at the time the related revenue is recognized. Deferred costs amounted to $484,000 and $298,000 as of March 31, 2006 and 2007 and $707,000 as of September 30, 2007 (unaudited).

Deferred revenue of $109,000 and $133,000 as of March 31, 2006 and 2007, and $183,000 as of September 30, 2007 (unaudited) is included in Other Long-Term Liabilities on the Balance Sheet and represents revenue deferred related to an obligation to provide replacement lamps on certain sales. The fair value of lamps is readily determinable based upon pricing from third-party vendors. Deferred revenue is recognized when the replacement lamps are delivered, which occurs in excess of a year after the original contract.

A sales-type financing program is offered to customers where their purchase is financed by the Company. The contracts are one year in duration and at the completion of the initial one year term, provide for automatic annual renewals of generally up to four years at agreed pricing, an early buyout for cash or for the return of the equipment at the customer’s expense. Upon completion of the installation, the future lease cash flows and residual rights to the related equipment are then sold by the Company, without recourse, to an unrelated third party finance company in exchange for cash and future payments.

In accordance with EITF 01-8, Determining whether an Arrangement Contains a Lease, SFAS 13, Accounting for Leases and SFAS 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities — a Replacement of FASB Statement No. 125, revenue is recognized for the net present value of the future payments from the third party finance company upon completion of the project. The Company’s contract terms with the third party finance company provide for a non-recourse sale of the customer’s installment contract, with the finance company providing 70% of funding at contract origination, 15% in year two and 15% in year three. Sales under this program amounted to 7.4%, 4.5% and 1.5% of revenue for fiscal 2005, 2006 and 2007 and 3.1% and 0.4% of revenue for the six months ended September 30, 2006 and 2007 (unaudited).

Shipping and Handling Costs

In accordance with EITF 00-10, Accounting for Shipping and Handling Fees and Costs, the Company records costs incurred in connection with shipping and handling of products as cost of revenue. Amounts billed to customers in connection with these costs are included in revenue and were not material for any periods presented in the accompanying consolidated financial statements.

Advertising

Advertising costs of $233,000, $233,000 and $272,000 for fiscal 2005, 2006, 2007 and $51,000 and $232,000 for the six months ended September 30, 2006 and 2007 (unaudited) were charged to operations as incurred.

Research and Development

The Company expenses research and development costs as incurred.

ORION ENERGY SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Income Taxes

The Company accounts for income taxes in accordance with SFAS 109, Accounting for Income Taxes. SFAS 109 requires recognition of deferred tax assets and liabilities for the future tax consequences of temporary differences between financial reporting and income tax basis of assets and liabilities, and are measured using the enacted tax rates and laws expected to be in effect when the differences will reverse. Deferred income taxes also arise from the future benefits of net operating loss carryforwards. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

Deferred tax benefits have not been recognized for income tax effects resulting from the exercise of non-qualified stock options. These benefits will be recognized in the period in which the benefits are realized as a reduction in taxes payable. These future benefits will be reported as a reduction in income taxes payable and an increase in additional paid-in capital. Realized tax benefits from the exercise of stock options were $435,000 and $922,000 for the year ended March 31, 2007 and six months ended September 30, 2007 (unaudited).

Stock Option Plans

Effective April 1, 2006, the Company adopted the provisions of SFAS 123(R), Share-Based Payment, for its stock option plans. The Company previously accounted for these plans under the recognition and measurement principles of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB 25), Financial Accounting Standards Board’s (FASB) Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation, an Interpretation of APB 25, and disclosure requirements established by SFAS 123, Accounting for Stock-Based Compensation as amended by SFAS 148 Accounting for Stock-Based Compensation — Transition and Disclosure.

The Company adopted SFAS 123(R) using the modified prospective method. Under this transition method, compensation cost recognized for the year ended March 31, 2007 includes the current period’s cost for all stock options granted prior to, but not yet vested as of April 1, 2006. This cost was based on the grant-date fair value estimated in accordance with the original provisions of SFAS 123. The cost for all share-based awards granted subsequent to March 31, 2006, represents the grant-date fair value that was estimated in accordance with the provisions of SFAS 123(R). Results for prior periods have not been restated. Compensation cost for options will be recognized in earnings, net of estimated forfeitures, on a straight-line basis over the requisite service period.

As a result of the adoption of SFAS 123(R), the Company’s financial results were lower than under our previous accounting method for share-based compensation by the following amounts (in thousands except per share amounts):

Fiscal Year
Ended March 31, 2007

Income (loss) before income tax and cumulative effect of change in accounting principle	$363
Net income	292
Net income (loss) attributable to common shareholders	292
Basic net income (loss) per common share attributable to common shareholders	0.03
Diluted net income (loss) per common share attributable to common shareholders	0.02

Prior to the adoption of SFAS 123(R), the Company presented all tax benefits resulting from the exercise of stock options as operating cash flows in the consolidated statements of cash flows. SFAS 123(R) requires that cash flows from the exercise of stock options resulting from tax benefits in excess of recognized cumulative compensation costs (excess tax benefits) be classified as financing cash flows. For fiscal year ended 2007, $435,000 of such excess tax benefits was classified as financing cash flows. For the six months ended September 30, 2007, this amount was $922,000 (unaudited).

ORION ENERGY SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company has used the Black-Scholes option-pricing model both prior to and following the adoption of SFAS 123(R). In fiscal 2005 and 2006, the Company determined volatility based on an analysis of the Company’s common stock sales among shareholders. Beginning in fiscal 2007, the Company determined volatility based on an analysis of a peer group of public companies which was determined to be more reflective of the expected future volatility. The risk-free interest rate is the rate available as of the option date on zero-coupon U.S. Government issues with a remaining term equal to the expected term of the option. The expected term is based upon the vesting term of the Company’s options and expected exercise behavior. The Company has not paid dividends in the past and does not plan to pay any dividends in the foreseeable future. The Company estimates its forfeiture rate of unvested stock awards based on historical experience. For fiscal 2007, the forfeiture rate was 6%.

The fair value of each option grant in fiscal 2005, 2006 and 2007 and for the six months ended September 30, 2007 (unaudited) was determined using the assumptions in the following table:

	Fiscal Year Ended March 31,			September 30,
	2005	2006	2007	2007
				(Unaudited)

Weighted average expected term	6 years	6 years	6.6 years	2.4 years
Risk-free interest rate	4.32%	4.35%	4.62%	4.74%
Expected volatility	39%	50%	60%	60%
Expected forfeiture rate	N/A	N/A	6%	6%
Expected dividend yield	0%	0%	0%	0%

The Company engaged Wipfli, LLP, an unrelated third-party appraisal firm, to perform a contemporaneous valuation analysis of the Company’s common stock as of April 30, 2007. That analysis, prepared in accordance with the methodology prescribed by the AICPA Practice Aid Valuation of Privately-Held-Company Equity Securities Issued as Compensation, estimated the fair market value of the Company’s common stock at $4.15 per share. Wipfli, LLP considered a variety of valuation methodologies and economic outcomes and calculated its final valuation using the Probability Weighted Expected Return Method. In accordance with the AICPA Practice Aid, the valuation gave recognition to the Company’s consideration of an initial public offering; while also considering the economic value of other strategic alternatives or economic outcomes that might occur.

That same valuation firm also prepared a valuation report as of November 2006 that valued the Company’s common stock at $2.20 per share. That valuation was considered appropriate by the Board of Directors, in addition to considering other relevant valuation factors, for determining the exercise price of option grants made from December 2006 to April 2007. For option grants in fiscal 2007 prior to December 2006, the Board of Directors determined the exercise price of option grants based upon estimates of fair value. Upon completion of the November 2006 valuation report, for financial reporting purposes, the Company determined that it was appropriate to use the $2.20 per share value as the fair value within the Black-Scholes option pricing model for all fiscal 2007 grants prior to December 2006.

Upon completion of the April 30, 2007 valuation by Wipfli, LLP, the Company determined that it was appropriate to use the $4.15 per common share value in its Black-Scholes option pricing model for financial reporting purposes for the March and April 2007 stock option grants. Due to the proximity of the November 2006 valuation to the December grants, the Company believes the $2.20 per common share value used as the exercise price approximates fair value for financial reporting purposes.

On July 27, 2007, the Company granted stock options for 429,432 shares at an exercise price of $4.49 per share. The compensation committee and board of directors determined that the exercise price of such stock options was at least equal to the fair market value of the Company’s common stock as of such date primarily based on the $4.49 per share conversion price of the substantially simultaneous subordinated convertible note placement.

The exercise price and fair value of stock option grants in fiscal 2005 and 2006 was based upon known independent third-party sales of common stock and the per share prices at which we issued shares of our common and preferred stock to third-party investors.

ORION ENERGY SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Net Income (Loss) per Common Share

Basic net income (loss) per common share is computed by dividing net income (loss) attributable to common shareholders by the weighted-average number of common shares outstanding for the period and does not consider common stock equivalents. In accordance with EITF D-42, The Effect on the Calculation of Earnings per Share for the Redemption or Induced Conversion of Preferred Stock, the $972,000 and $83,000 excess in fiscal 2005 and fiscal 2007 of (1) fair value of the consideration transferred to the holders of the convertible preferred stock over (2) the fair value of securities issuable pursuant to the original conversion terms was subtracted from net income (loss) to arrive at net income (loss) attributable to common shareholders in the calculation of earnings per share.

In addition, all series of the Company’s preferred stock participate in all undistributed earnings with the common stock. The Company allocated earnings to the common shareholders and participating preferred shareholders under the two-class method as required by EITF 03-6, Participating Securities and the Two-Class Method under FASB Statement No. 128. The two-class method is an earnings allocation method under which basic net income per share is calculated for the Company’s common stock and participating preferred stock considering both accrued preferred stock dividends and participation rights in undistributed earnings as if all such earnings had been distributed during the year. Since the Company’s participating preferred stock was not contractually required to share in the Company’s losses, in applying the two-class method to compute basic net income per common share, no allocation was made to the preferred stock if a net loss existed or if an undistributed net loss resulted from reducing net income by the accrued preferred stock dividends.

Diluted net income per common share reflects the dilution that would occur if preferred stock were converted, warrants and employee stock options were exercised, and shares issued per exercise of stock options for which the exercise price was paid by a non-recourse loan from the Company were outstanding. In the computation of diluted net income per common share, the Company uses the “if converted” method for preferred stock and restricted stock, and the “treasury stock” method for outstanding options and warrants. In addition, in computing the dilutive effect of the convertible notes, the numerator is adjusted to add back the after-tax amount of interest recognized in the period. The effect of net income (loss) per common share is calculated based upon the following shares (in thousands except share amounts):

ORION ENERGY SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	Fiscal Year Ended			Six Months Ended
	March 31,			September 30,
	2005	2006	2007	2006	2007
				(Unaudited)

Numerator:
Net income (loss)	$(1,272)	$(1,565)	$929	$5	$1,801
Accretion of redeemable preferred stock and preferred stock dividends	(104)	(3)	(201)	(46)	(150)
Conversion of preferred stock	(972)	—	(83)	—	—
Participation rights of preferred stock in undistributed earnings	—	—	(205)	—	(511)

Numerator for basic net income (loss) per common share	(2,348)	(1,568)	440	(41)	1,140
Adjustment for interest, net of income tax effect	—	—	—	—	59
Preferred stock dividends and participation rights of preferred stock	—	—	406	46	661

Numerator for diluted net income per common share	$(2,348)	$(1,568)	$846	$5	$1,860

Denominator:
Weighted-average common shares outstanding	6,470,413	8,524,012	9,080,461	9,002,919	10,711,695
Weighted-average effect of preferred stock, restricted stock, convertible notes and assumed conversion of stock options and warrants	—	—	7,352,186	6,662,801	9,070,513

Weighted-average common shares and common share equivalents outstanding	6,470,413	8,524,012	16,432,647	15,665,720	19,782,208

For fiscal 2005 and 2006, the Company did not adjust for the conversion or exercise affect of preferred stock, restricted stock or common share equivalents or the issuance of shares exercised with non-recourse loans, as the impact would be anti-dilutive due to the Company’s losses.

The following table indicates the number of potentially dilutive securities as of each period:

	March 31,			September 30,
	2005	2006	2007	2006	2007
				(Unaudited)

Series A preferred	20,000	20,000	—	20,000	—
Series B preferred	2,234,400	2,847,400	2,989,830	2,989,830	2,989,830
Series C redeemable preferred	—	—	1,818,182	—	1,818,182
Convertible notes	—	—	—	—	2,360,802
Common stock subject to non-recourse shareholder notes receivable	—	—	2,150,000	—	—
Common stock options	6,412,108	6,394,730	4,714,547	6,608,532	4,742,909
Common stock warrants	1,064,314	1,098,574	1,109,390	1,096,908	778,322

Total	9,730,822	10,360,704	12,781,949	10,715,270	12,690,045

ORION ENERGY SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Concentration of Credit Risk and Other Risks and Uncertainties

The Company’s cash is deposited with one major financial institution. At times, deposits in this institution exceed the amount of insurance provided on such deposits. The Company has not experienced any losses in such accounts and believes that it is not exposed to any significant risk on these balances.

The Company currently depends on one supplier for a number of components necessary for its products, including ballasts and lamps. If the supply of these components were to be disrupted or terminated, or if this supplier were unable to supply the quantities of components required, the Company may have short-term difficulty in locating alternative suppliers at required volumes. Purchases from this supplier accounted for 18%, 14% and 26% of cost of revenue in fiscal 2005, 2006 and 2007.

In fiscal 2005, 2006 and 2007, there were no customers who individually accounted for greater than 10% of revenue. For the six months ended September 30, 2007 (unaudited), one customer accounted for 20% of revenue.

No customers accounted for more than 10% of the accounts receivable balance as of March 31, 2006. Two customers, individually, each accounted for 11% of the accounts receivable balance as of March 31, 2007. One customer accounted for 18% of accounts receivable as of September 30, 2007 (unaudited).

Segment Information

The Company has determined that it operates in only one segment in accordance with SFAS 131, Disclosures about Segments of an Enterprise and Related Information, as it does not disaggregate profit and loss information on a segment basis for internal management reporting purposes to its chief operating decision maker.

The Company’s revenue and long-lived assets outside the United States are insignificant.

Adoption of FIN 48 (unaudited)

In July 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109, (FIN 48), which became effective for the Company on April 1, 2007. FIN 48 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The adoption of FIN 48 resulted in an increase of the Company’s accumulated deficit of $210,000 at April 1, 2007 (unaudited). As of the adoption date, the balance of gross unrecognized tax benefits was $1.6 million, $370,000 of which would impact our effective tax rate if recognized. Of this amount, $60,000 and $310,000 were recorded as current and deferred tax liabilities. The remaining amount of unrecognized tax benefits of $1.2 million relates to net operating loss carryforwards deductions created by the exercise of non-qualified stock options. The benefit from the net operating losses created from these expenses will be recorded as a reduction in taxes payable and a credit to additional paid-in capital in the period in which the benefits are realized. The Company first recognizes tax benefits from current period stock option expenses against current period income. The remaining current period income is offset by net operating losses under the tax law ordering approach. Under this approach, the Company will utilize the net operating losses from stock option expenses last. For the six months ended September 30, 2007, the amount of unrecognized tax benefits decreased by $450,000 to $1.2 million due to the utilization of unrecognized tax benefits from stock option expenses. It is expected that the amount of unrecognized tax benefits may change in the next 12 months if the Company generates sufficient taxable income to realize some or all of the $750,000 unrecognized tax benefits for stock option expenses. The remaining $400,000 of gross unrecognized tax benefits is comprised of $300,000 for expenses that may not be deductible for Federal income tax purposes and $100,000 for potential State income tax liabilities. The Company does not expect any of

ORION ENERGY SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

these amounts to change in the next twelve months as none of the issues is currently under examination, the statutes of limitations do not expire within the period, and the Company is not aware of any pending legislation. The Company recognizes penalties and interest related to uncertain tax liabilities in income tax expense. Penalties and interest are immaterial as of the date of adoption and are included in unrecognized tax benefits. Due to the existence of net operating loss and credit carryforwards, all years since 2000 are open to examination by tax authorities.

Recent Accounting Pronouncements

In September 2006, the FASB issued SFAS 157, Fair Value Measurement. SFAS 157 provides a common definition of fair value and establishes a framework to make the measurement of fair value in FAAP more consistent and comparable. SFAS 157 also requires expanded disclosures about the extent to which fair value measures impact earnings. SFAS 157 is effective for years beginning after November 15, 2007. The Company is currently evaluating the potential effect of SFAS 157 on its financial statements.

On February 15, 2007, the FASB issued SFAS 159, The Fair Value Option for Financial Assets and Financial Liabilities. Under this standard, the Company may elect to report financial instruments and certain other items at fair value on a contract-by-contract basis with changes in value reported in earnings. This election would be irrevocable. SFAS 159 is effective for years beginning after November 15, 2007. The Company is currently evaluating the impact SFAS 159 will have on its financial statements.

In June 2006, the FASB ratified EITF Issue No. 06-3, How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (that is, Gross versus Net Presentation), which allows companies to adopt a policy of presenting taxes in the income statement on either a gross or net basis. Taxes within the scope of this EITF would include taxes that are imposed on a revenue transaction between a seller and a customer. If such taxes are significant, the accounting policy should be disclosed as well as the amount of taxes included in the financial statements if presented on a gross basis. EITF 06-3 is effective for interim and annual reporting periods beginning after December 15, 2006. The adoption of EITF Issue 06-3 had no impact on the Company’s financial statements as the Company’s revenue has historically been, and will continue to be, presented net of sales taxes.

In June 2007, the FASB ratified Emerging Issues Task Force (“EITF”) Issue No. 07-3, Accounting for Advance Payments for Goods or Services to Be Used in Future Research and Development Activities, or EITF 07-3. This requires that nonrefundable advance payments for future research and development activities be deferred and capitalized. EITF 07-3 is effective as of the beginning of an entity’s first fiscal year that begins after December 15, 2007. The company is assessing the impact of EITF 07-3 and has not determined whether it will have a material impact on its results of operations or financial position.

Reclassifications

Certain reclassifications have been made to the 2005 and 2006 financial statements to conform to the 2007 presentation. These reclassifications do not affect the net earnings as previously reported.

NOTE B —	RELATED PARTY TRANSACTIONS

As of March 31, 2006 and 2007, the Company had non-interest bearing advances of $55,000 and $157,000, respectively, to a shareholder, and also held an unsecured, 1.46% note receivable due from the same shareholder in the amounts of $66,000 and $67,000, including interest receivable. These advances and this note were repaid subsequent to June 30, 2007. During 2006 and 2007, the Company forgave $37,000 and $37,000, of shareholder advances as part of a contractual employment relationship. The amount forgiven for the six months ended September 30, 2007 (unaudited) was $37,000.

The Company incurred fees of $146,000, $110,000 and $78,000, which were paid to a shareholder as consideration for guaranteeing notes payable and certain accounts payable during 2005, 2006 and 2007.

ORION ENERGY SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

These fees were based on a percentage applied to the monthly outstanding balances or revolving credit commitments. These guarantees were released subsequent to March 31, 2007.

The Company leases, on a month-to-month basis, an aircraft owned by an entity controlled by an officer and shareholder. Amounts paid during fiscal 2005, 2006 and 2007 were $94,000, $107,000 and $102,000. Amounts paid for the six months ended September 30, 2006 and 2007 (unaudited) were $39,000 and $16,000.

The Company held a recourse note receivable in the amount of $375,000 at March 31, 2006 and 2007 and held various non-recourse notes receivable in the amount of $1.8 million at March 31, 2007. These notes were entered into in connection with the exercise of stock option grants by certain directors and or officers of the Company. These notes were repaid subsequent to March 31, 2007.

During fiscal 2005, 2006 and 2007, the Company recorded revenue of $210,000, $91,000 and $32,000 for products and services sold to a entity for which the Company’s Chairman of the Board was the executive chairman.

NOTE C —	LONG-TERM DEBT

Long-term debt as of March 31, 2006 and 2007 and September 30, 2007 (unaudited) consisted of the following (in thousands):

	March 31,		September 30,
	2006	2007	2007
			(Unaudited)

Revolving credit agreement	$4,853	$6,064	$4,722
Term note	1,807	1,629	1,536
First mortgage note payable	1,073	1,062	1,057
Debenture payable	989	956	939
Lease obligations	1,150	850	686
Other long-term debt	1,212	778	701
Stock note payable to former shareholder	267	—	—

Total long-term debt	11,351	11,339	9,641
Less current maturities	(859)	(736)	(708)

Long-term debt, less current maturities	$10,492	$10,603	$8,933

Revolving Credit Agreement

The Company’s $25 million revolving credit agreement has an interest rate of prime plus 1% (effective rate of 9.25% at March 31, 2007), plus annual fees and minimum monthly interest costs. Borrowings under this agreement are collateralized by accounts receivable and inventory. Borrowings are limited to a percentage of eligible trade accounts receivables and inventories. As of March 31, 2007, remaining availability under the formula borrowing base computation was approximately $4.6 million. The credit agreement contains certain restrictive covenants, principally for minimum net worth, net income and limits on capital expenditures. In addition, the agreement precludes the payment of dividends on our common stock. The Company was in compliance with these covenants, as amended, as of March 31, 2007 and September 30, 2007 (unaudited). The credit agreement expires December 23, 2008 at which time all unpaid amounts owed under the agreement are due.

Term Note

The Company’s term note requires principal and interest payments of $25,000 per month payable through February 2014 at an interest rate of 6.9%. Amounts outstanding under the note are secured by a first security interest and first mortgage in certain long-term assets and a secondary interest in inventory and accounts receivable and a secondary general business security agreement on all assets. In addition, the agreement precludes the payment of dividends on our common stock. Amounts outstanding under the note are 75% guaranteed by the United States Department of Agriculture Rural Development

ORION ENERGY SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Association and a personal guarantee of a shareholder, which was released subsequent to March 31, 2007.

First Mortgage Note Payable

The Company’s first mortgage has an interest rate of prime plus 2% (effective rate of 9.75% at September 30, 2007) and requires monthly payments of principal and interest of $10,000 through September 2014. The mortgage is secured by a first mortgage on the Company’s manufacturing facility and a personal guarantee of a shareholder which was released subsequent to March 31, 2007. The mortgage includes certain prepayment penalties and various restrictive covenants, with which the Company was in compliance as of March 31, 2007.

Debenture Payable

The Company’s debenture payable was issued by Certified Development Company at an effective interest rate of 6.18%. The balance is payable in monthly principal and interest payments of $8,000 through December 2024 and is guaranteed by United States Small Business Administration 504 program. The amount due is collateralized by a second mortgage on manufacturing facility and personal guarantee of a shareholder, which was released subsequent to March 31, 2007.

Lease Obligations

The Company’s capital lease obligations have been recorded at rates of 6.5% to 16.2%. The leases are payable in installments through February 2010 and are collateralized by related equipment.

Other long-term debt consists of block grants and equipment loans from local governments. Interest rates range from 2.0% to 2.9%. The amounts due are collateralized by purchase money security interests in plant equipment and a personal guarantee of a shareholder, which was released subsequent to March 31, 2007. Repayment of up to $250,000 may be forgiven beginning in 2010 if the Company is able to create certain types and numbers of jobs within the lending localities.

As of March 31, 2007, aggregate maturities of long-term debt, excluding the line of credit, were as follows (in thousands):

Fiscal 2008	$736
Fiscal 2009	750
Fiscal 2010	705
Fiscal 2011	509
Fiscal 2012	491
Thereafter	2,084

$5,275

NOTE D — CONVERTIBLE NOTES

In August 2007, the Company issued $10.6 million of convertible subordinated notes, maturing in August 2012 and bearing interest at 6% per annum with no scheduled principal payments prior to maturity. The 6% interest accrues at 2.1% payable in cash on a quarterly basis and 3.9% which accretes to the principal balance of the convertible notes on a quarterly basis.

The convertible notes contain terms and conditions, including: (i) automatic conversion into 2,360,802 shares of our common stock upon a qualified public offering, (ii) various registration rights with respect to the shares of our common stock received upon conversion of the notes and (iii) a requirement for the Company to reserve an equal number of shares of its authorized common stock to satisfy the conversion obligation.

ORION ENERGY SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE E — INCOME TAXES

The total provision (benefit) for income taxes consists of the following for the fiscal years ending (in thousands):

	March 31,
	2005	2006	2007

Current	$—	$160	$438
Deferred	(740)	(922)	(213)

	$(740)	$(762)	$225

	2005	2006	2007

Federal	$(628)	$(517)	$295
State	(112)	(245)	(70)

	$(740)	$(762)	$225

A reconciliation of the statutory federal income tax rate and effective income tax rate is as follows:

	Fiscal Year Ended March 31,
	2005	2006	2007

Statutory federal tax rate	(34.0)%	(34.0)%	34.0%
State taxes, net	(5.4)%	(5.5)%	7.9%
Stock based compensation expense	0.0%	9.6%	3.9%
Federal tax credit	0.0%	(3.2)%	(13.3)%
State tax credit	0.0%	(5.8)%	(16.5)%
Change in tax contingency reserve	0.0%	8.9%	0.0%
Other, net	2.6%	(2.7)%	3.5%

Effective income tax rate	(36.8)%	(32.7)%	19.5%

The Company’s provision for income taxes differs from applying the statutory U.S. federal income tax rate of 34% due primarily to nondeductible stock based compensation expenses, state development zone tax credits granted, research and development credits and the effect of state income taxes. For the six months ended September 30, 2006 and 2007 (unaudited) the effective income tax rate was 19% and 42%.

The net deferred tax assets reported in the accompanying consolidated financial statements include the following components (in thousands):

	March 31,
	2006	2007

Federal and state operating loss carryforwards	$1,346	$857
Tax credit carryforwards	292	702
Inventory	162	192
Fixed assets	(24)	252
Accruals and reserves	181	149
Other	176	258

Total deferred tax assets	2,133	2,410
Deferred tax liabilities	(107)	(158)

Net deferred tax assets	$2,026	$2,252

ORION ENERGY SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2007, the Company had net operating loss carryforwards of approximately $5.1 million for both federal and state. Included in the $5.1 million loss carryforwards are carryforward deductions of $3.0 million of expenses that are associated with the exercise of non-qualified stock options that have not yet been recognized by the Company in its financial statements. The benefit from the net operating losses created from these expenses will be recorded as a reduction in taxes payable and a credit to additional paid-in capital in the period in which the benefits are realized. The Company also has federal and state tax credit carryforwards of approximately $296,000 and $406,000 as of March 31, 2007. Both the net operating losses and tax credit carryforwards expire between 2016 and 2027. The Company believes that past issuances and transfers of our stock caused an ownership change in fiscal 2007 that may affect the timing of the use of its net operating loss carryforwards, but the Company does not believe the ownership change affects the use of the full amount of the net operating loss carryforwards. As a result, the Company’s ability to use its net operating loss carryforwards attributable to the period prior to such ownership change to offset taxable income will be subject to limitations in a particular year, which could potentially result in increased future tax liability for the Company.

A valuation allowance against deferred tax assets has not been provided as management believes it is more likely than not that the Company will realize the benefits of these assets. The factors included in this assessment were (i) the Company’s recognition of income before taxes of $3.1 million for the six months ended September 30, 2007; (ii) the anticipated fiscal 2008 revenue growth due to the backlog of orders as of September 30, 2007 and (iii) previous profitability in fiscal 2003 and 2004 that preceded the Company’s planned efforts in fiscal 2005 and 2006 to increase manufacturing capacity and sales and marketing efforts to increase revenue. Accordingly, a deferred tax asset valuation allowance has not been recorded.

NOTE F —	COMMITMENTS AND CONTINGENCIES

The Company leases vehicles and equipment under operating leases. Rent expense under operating leases was $62,000, $107,000 and $413,000 for fiscal 2005, 2006 and 2007; and $67,000 and $443,000 for the six months ended September 30, 2006 and 2007 (unaudited). Total annual commitments under non-cancelable operating leases with terms in excess of one year at March 31, 2007 are as follows (in thousands):

2008	$853
2009	211
2010	201
2011	159
2012	79

In addition, the Company enters into non-cancellable purchase commitments for certain inventory items and capital expenditure commitments in order to secure better pricing and ensure materials on hand. As of March 31, 2007, the Company had entered into $3.0 million of purchase commitments related to fiscal 2008.

The Company sponsors a tax deferred retirement savings plan that permits eligible employees to contribute varying percentages of their compensation up to the limit allowed by the Internal Revenue Service. This plan also provides for discretionary Company contributions. In fiscal 2007, the Company made matching contributions totaling approximately $7,000. No contributions were made in fiscal 2005 and 2006.

NOTE G —	TEMPORARY EQUITY AND SHAREHOLDERS’ EQUITY

Stock Split

On March 23, 2006, the Company declared a 2 for 1 stock split to shareholders of record as of April 1, 2006. All share and per share amounts have been restated to reflect the stock split.

ORION ENERGY SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Series C Redeemable Preferred Stock

In August and September 2006, the Company sold an aggregate 1,818,182 shares of Series C redeemable preferred stock to institutional investors for total proceeds of approximately $4.8 million, net of offering costs of $245,000. As of March 31, 2007, 2,000,000 shares of authorized preferred stock had been reserved for Series C. The terms of the Series C preferred stock provide for:

•	senior rank to other classes and series of stock with respect to the payment of dividends and proceeds upon liquidation

•	entitlement to receive cumulative dividends accruing at a non compounded annual rate of 6% upon the occurrence of certain events (accumulated dividends through March 31, 2007 and September 30, 2007 (unaudited) were $198,000 and $348,000)

•	liquidation preference equal to the purchase price plus any accumulated dividends

•	conversion into common stock at a one-to-one ratio upon certain qualifying exit events resulting in net proceeds to the Company of at least $30 million (upon conversion in a qualifying event, all rights related to accrued and unpaid dividends would be extinguished)

•	weighted average dilution protection for any issuance of stock or other equity instruments (other than for stock options granted under existing stock plans) at a price per share less than the Series C purchase price of $2.75

•	proportional adjustment of the number of shares of common stock into which one share of Series C preferred stock may be converted in the event of stock splits, stock dividends reclassifications and similar events

•	a redemption feature at the option of the holder, including accumulated dividends, if certain liquidity events are not achieved within five years from issuance

•	right to vote with common stock on all matters submitted to a vote of shareholders

Due to the nature of the redemption feature and other provisions, the Company has classified the Series C redeemable preferred stock as temporary equity. The carrying value is being accreted to its redemption value over a period of five years at a non-compounded rate of 6%.

Series B Preferred Stock

From October 2004 through June 2006, the Company completed various private placements of Series B preferred stock for net proceeds in fiscal 2005, 2006 and 2007 of $3.5 million, $1.4 million and $400,000. Proceeds were net of direct offering costs of $398,000 and $81,000 and zero in fiscal 2005, 2006 and 2007. The Series B placements consisted of one share of Series B preferred stock and, in certain placements, a warrant to purchase one-third share of common stock for $2.30 per share expiring at various dates through January 2010. The terms of the Series B preferred stock provide for:

•	a liquidation preference equal to the purchase price of the Series B shares

•	automatic conversion to common stock at a one-to-one ratio upon registration of the common stock under a 1933 Act registration

•	no dividend preference

•	right to vote with common stock on all matters submitted to a vote of shareholders

For the Series B transactions where common stock warrants were issued, the value of the warrants issued to the placement agent was recorded as additional paid-in capital.

ORION ENERGY SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Series A Preferred Stock

In December 2004, the Company offered its Series A 12% preferred shareholders the opportunity to exchange each share of their Series A preferred stock for three shares of the Company’s common stock. The Series A preferred stock carried a liquidation preference over the common stock and a cumulative 12% dividend and, prior to the December conversion offer, a conversion entitling each share of the Series A preferred stock the right to convert into two shares of common stock feature. Under the guidance provided in SFAS 84, Induced Conversions of Convertible Debt, the Company determined that the increase in conversion ratio from 2 to 3 was an inducement offer and accounted for the change in conversion ratio as an increase to paid-in capital and a charge to accumulated deficit. Furthermore, the historical carrying value of the Series A preferred was reclassified to paid-in capital at the time of conversion.

As of March 31, 2005, all but 20,000 shares of Series A preferred stock had been converted. The remaining 20,000 shares were converted in March 2007. The amount assigned to the inducement, calculated using the number of additional common shares offered multiplied by the estimated fair market value of common stock at the time of conversion, was $972,000 for fiscal 2005 and $83,000 for fiscal 2007.

Treasury Stock

Effective June 30, 2004, the Company entered into a lawsuit settlement agreement and stock redemption note payable to a former independent sales representative and shareholder. The settlement of $500,000 consisted of a $450,000 four-year note payable bearing interest at 5.84% and $50,000 cash. As part of the settlement, the shareholder agreed to redeem to treasury 61,864 shares of common stock and 64,000 shares of Series A preferred stock, relinquishing all rights to the Series A 12% cumulative dividend preference and Series A liquidation preference. The shares were pledged to secure repayment of the stock note payable. Such note was repaid in March 2007, including accrued interest at 6%, and the pledged shares were retired.

The $500,000 cost of the settlement was allocated $345,000 to treasury stock and $155,000 to commission expense based on the fair value of the shares acquired as part of the settlement.

Shareholder receivables

In fiscal 2006, the Company issued to a director a note receivable with recourse, totaling $375,000, to purchase 400,000 shares of common stock by exercise of fully vested non-qualified stock options. The note matures in November 2012 or earlier upon notice from the Company and bears interest at 4.23% payable annually in cash or stock.

The interest rate was deemed to be a below market rate on issuance and in accordance with EITF 00-23, Issues related to the Accounting for Stock Compensation under APB Opinion No. 25 and FASB Interpretation No. 44, the Company recorded additional compensation expense of $525,000 in fiscal 2006. This amount represents the appreciation of the fair value of the Company’s stock from the time of the option grant through the issuance of the recourse note.

In fiscal 2007, the Company issued $1,753,000 of notes receivable to officers to purchase 2,150,000 shares of common stock by exercise of fully vested non-qualified stock options. The notes mature in March 2012 or earlier upon notice from the Company and bear interest at 7.65% payable annually in cash or stock. As the notes are repaid, and interest collected, interest received will be credited to compensation expense. For accounting purposes, the notes are considered non-recourse and therefore, the options are not deemed exercised until the note is paid. Accordingly, the common stock is not considered issued for accounting purposes until the Company has received payment of the notes.

All notes receivable that had been issued to directors and officers of the Company were repaid in full either in cash or by tendering shares subsequent to March 31, 2007.

ORION ENERGY SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In July and August 2007, all director and shareholder notes and advances, along with accrued interest, were settled, either in cash or with shares. Total principal payments were $985,800 and shares tendered totaled 306,932. Concurrent with the above transaction, the Company issued 306,932 non-qualifying stock options with a fair value exercise price of $4.49. In accordance with SFAS 123(R) the Company will recognize stock-based compensation expense with respect to such grants of $224,000 in fiscal 2008 and $127,000 in fiscal 2009.

NOTE H —	STOCK OPTIONS AND WARRANTS

The Company grants stock options under its 2003 Stock Option and 2004 Equity Incentive Plans (the Plans). Under the terms of the Plans, the Company has reserved 9,000,000 shares for issuance to key employees, consultants and directors. The options generally vest and become exercisable ratably over five years although longer vesting periods have been used in certain circumstances. The options are contingent on the employees’ continued employment and are subject to forfeiture if employment terminates for any reason. In the past, we have granted both incentive stock options and non-qualified stock options. The Plans also provide to certain employees accelerated vesting in the event of certain changes of control of the Company.

As a result of the adoption of SFAS 123(R) in fiscal 2007, the following amounts of stock-based compensation were recorded (in thousands):

	Fiscal Year Ended	Six Months Ended September 30,
	March 31, 2007	2006	2007
		(unaudited)

Cost of product revenue	$24	$6	$44
General and administrative	154	58	380
Sales and marketing	153	50	110
Research and development	32	9	16

	$363	$123	$550

In fiscal 2005 and 2006, in accordance with APB No. 25, the Company recognized stock-based compensation of none and $558,000.

The number of shares available for grant under the plans were as follows:

Available at March 31, 2004	1,077,200
Amendment to plan	2,000,000
Granted	(599,000)
Forfeited	27,000

Available at March 31, 2005	2,505,200
Granted	(735,000)
Forfeited	278,000

Available at March 31, 2006	2,048,200
Granted	(1,657,500)
Forfeited	280,000

Available at March 31, 2007	670,700
Granted (unaudited)	(479,432)
Forfeited (unaudited)	33,000

Available at September 30, 2007 (unaudited)	224,268

ORION ENERGY SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The options granted during fiscal 2007 and during the six months ended September 30, 2007 (unaudited), are summarized as follows:

	Number of		Fair Value
	Options Granted	Exercise Price	Estimate Per Share	Intrinsic Value

April 2006	40,000	$2.25-2.50	$2.20	$—
May 2006	40,000	2.50	2.20	—
June 2006	150,000	2.50	2.20	—
July 2006	27,000	2.50	2.20	—
August 2006	5,000	2.50	2.20	—
September 2006	2,000	2.75	2.20	—
October 2006	2,000	2.75	2.20	—
November 2006	35,000	2.75	2.20	—
December 2006	920,000	2.20	2.20	—
March 2007	436,500	2.20	4.15	851,000
April 2007 (unaudited)	50,000	2.20	4.15	98,000
July 2007 (unaudited)	429,432	4.49	4.49	—

The following table summarizes information with respect to outstanding stock options:

		March 31,		March 31,		March 31,		September 30,		September 30,
		2005		2006		2007		2006		2007
		Weighted		Weighted		Weighted		Weighted		Weighted
		Average		Average		Average		Average		Average
		Exercise		Exercise		Exercise		Exercise		Exercise
	Options	Price	Options	Price	Options	Price	Options	Price	Options	Price
								(Unaudited)		(Unaudited)

Outstanding, beginning of period	5,922,800	$.89	6,412,108	$1.02	6,394,730	$1.06	6,394,730	$1.06	4,714,547	$1.56
Granted	599,000	2.24	735,000	1.87	1,657,500	2.26	264,000	2.50	479,432	4.39
Exercised	(82,692)	.82	(474,378)	.91	(3,057,683)	.84	(42,198)	0.69	(418,070)	1.33
Forfeited	(27,000)	1.16	(278,000)	2.09	(280,000)	2.25	(8,000)	2.25	(33,000)	2.13

Outstanding, end of period	6,412,108	$1.02	6,394,730	$1.06	4,714,547	$1.56	6,608,532	$1.12	4,742,909	$1.85

Weighted average fair value of options granted	$0.48		$1.54		$1.35		$1.27		$3.20

ORION ENERGY SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes the range of exercise prices on outstanding stock options at March 31, 2007 and September 30, 2007 (unaudited):

	March 31, 2007					September 30, 2007
		Weighted					Weighted
		Average					Average
		Remaining	Weighted		Weighted		Remaining	Weighted		Weighted
		Contractual	Average		Average		Contractual	Average		Average
		Life	Exercise		Exercise		Life	Exercise		Exercise
Price	Outstanding	(Years)	Price	Vested	Price	Outstanding	(Years)	Price	Vested	Price
						(Unaudited)

$0.69	1,260,627	4.1	$0.69	1,260,627	$0.69	1,066,557	3.6	$0.69	1,066,557	$0.69
0.75 – 0.94	657,420	4.7	0.91	571,420	0.93	647,420	4.2	0.91	567,420	0.93
1.24 – 1.50	512,000	6.4	1.45	352,800	1.45	456,000	5.7	1.48	294,400	1.50
2.20 – 2.25	1,993,500	9.1	2.22	308,800	2.25	1,862,500	8.7	2.21	176,801	2.25
2.50 – 2.75	291,000	9.3	2.53	73,866	2.57	281,000	8.7	2.53	47,200	2.51
4.49	—	—	—	—	—	429,432	9.8	4.49	—	—

	4,714,547	6.8	$1.56	2,567,513	$1.09	4,742,909	6.8	$1.85	2,152,378	$1.03

Aggregate Intrinsic Value	$12,207,000			$7,861,100		$10,927,000			$6,714,000

The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying stock options and the fair value of the Company’s common stock at March 31, 2007.

A summary of the status of the Company’s outstanding non-vested stock options as of March 31, 2007 and September 30, 2007 (unaudited), is as follows:

Non-vested at March 31, 2006	1,334,200
Granted	1,657,500
Vested	(579,266)
Forfeited	(265,400)

Non-vested at March 31, 2007	2,147,034
Granted (unaudited)	479,432
Vested (unaudited)	(18,535)
Forfeited (unaudited)	(17,400)

Non-vested at September 30, 2007 (unaudited)	2,590,531

Unrecognized compensation cost related to non-vested common stock-based compensation as of March 31, 2007 is as follows (in thousands):

Fiscal 2008	$684
Fiscal 2009	678
Fiscal 2010	576
Fiscal 2011	504
Thereafter	547

$2,989
Remaining weighted average expected term	3.01 yrs

As of September 30, 2007, future compensation costs to be recognized related to non-vested common stock-based compensation amount to $3.5 million over a remaining weighted average expected term of approximately 4 years.

The Company has issued warrants to placement agents in connection with various stock offerings and services rendered. The warrants grant the holder the option to purchase common stock at specified prices for a specified period of time. Warrants issued in fiscal 2005, 2006 and 2007 were treated as

ORION ENERGY SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

offering costs and valued at $400,000, $30,000, and $18,000. Fiscal 2006 also included warrants valued at $6,000 that were expensed. These warrants were valued using the following assumptions:

	March 31,
	2005	2006	2007

Dividend yield	0.00%	0.00%	0.00%
Weighted average risk-free interest rate	4.32%	4.35%	4.62%
Weighted average contractual term	5 years	5 years	5 years
Expected volatility	39%	50%	60%

Outstanding warrants are comprised of the following:

		March 31,		March 31,		March 31,		September 30,		September 30,
		2005		2006		2007		2006		2007
		Weighted		Weighted		Weighted		Weighted		Weighted
		Average		Average		Average		Average		Average
		Exercise		Exercise		Exercise		Exercise		Exercise
	Warrants	Price	Warrants	Price	Warrants	Price	Warrants	Price	Warrants	Price
								(Unaudited)		(Unaudited)

Outstanding, beginning of period	239,766	$1.98	1,064,314	$2.22	1,098,574	$2.24	1,098,574	$2.24	1,109,390	$2.24
Issued	824,548	2.29	45,260	2.47	19,580	2.41	—	—	—	—
Exercised	—	—	(9,000)	1.50	(7,966)	1.80	(1,666)	1.82	(331,068)	2.25
Cancelled	—	—	(2,000)	1.50	(798)	1.50	—	—	—	—

Outstanding, end of period	1,064,314	$2.22	1,098,574	$2.24	1,109,390	$2.24	1,096,908	$2.24	778,322	$2.24

A summary of outstanding warrants follows:

	March 31,	September 30,
Exercise Price	2007	2007	Expiration
		(Unaudited)

$1.50	79,236	67,836	Fiscal 2012
$2.25	221,480	66,480	Fiscal 2014
$2.30	763,914	599,246	Fiscal 2010
$2.50	37,260	37,260	Fiscal 2011
$2.60	7,500	7,500	Fiscal 2012

Total	1,109,390	778,322

RADICAL IDEAS...

ENERGY. SMARTER.

ORION
LIGHT YEARS AHEAD.

RADICAL IDEAS... ENERGY. SMARTER.

7,692,308 Shares
Common Stock

Thomas Weisel Partners LLC
Canaccord Adams
Pacific Growth Equities, LLC

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following is a list of estimated expenses in connection with the issuance and distribution of the securities being registered, with the exception of underwriting discounts and commissions:

SEC registration fee	$3,803
NASD filing fee	12,935
Nasdaq Global Market listing fee	125,000
Printing costs	300,000
Legal fees and expenses	2,250,000
Accounting fees and expenses	700,000
Blue sky fees and expenses	15,000
D&O insurance premium	240,000
Miscellaneous	353,262

Total	$4,000,000

All of the above expenses except the SEC registration fee and NASD filing fee are estimates. All of the above expenses will be borne by us.

Item 14.	Indemnification of Directors and Officers.

Our amended and restated bylaws, which will become effective upon closing of this offering, provide that, to the fullest extent permitted or required by Wisconsin law, we will indemnify all of our directors and officers, any trustee of any of our employee benefit plans, and person who is serving at our request as a director, officer, employee or agent of another entity, against certain liabilities and losses incurred in connection with these positions or services. We will indemnify these parties to the extent the parties are successful in the defense of a proceeding and in proceedings in which the party is not successful in defense of the proceeding unless, in the latter case only, it is determined that the party breached or failed to perform his or her duties to us and this breach or failure constituted:

•	a willful failure to deal fairly with us or our shareholders in connection with a matter in which the director or officer has a material conflict of interest;

•	a violation of criminal law, unless the director or officer had reasonable cause to believe his or her conduct was unlawful;

•	a transaction from which the director or officer derived an improper personal profit; or

•	willful misconduct.

Our amended and restated bylaws provide that we are required to indemnify our directors and executive officers and may indemnify our employees and other agents to the fullest extent required or permitted by Wisconsin law. Additionally, our amended and restated bylaws require us under certain circumstances to advance reasonable expenses incurred by a director or officer who is a party to a proceeding for which indemnification may be available.

Wisconsin law further provides that it is the public policy of the State of Wisconsin to require or permit indemnification, allowance of expenses and insurance to the extent required or permitted under Wisconsin law for any liability incurred in connection with a proceeding involving a federal or state statute, rule or regulation regulating the offer, sale or purchase of securities.

Under Wisconsin law, a director is not personally liable for breach of any duty resulting solely from his or her status as a director, unless it is proved that the director’s conduct constituted conduct described in the bullet points above. In addition, we intend to obtain directors’ and officers’ liability insurance that will insure against certain liabilities, subject to applicable restrictions.

The Underwriting Agreement filed herewith as Exhibit 1.1 provides for indemnification of our directors, certain officers and controlling persons by the underwriters against certain civil liabilities, including liabilities under the Securities Act.

In addition, we intend to obtain directors’ and officers’ liability insurance that will insure against certain liabilities, including liabilities under the Securities Act, subject to applicable restrictions.

Item 15.	Recent Sales of Unregistered Securities.

From January 1, 2004 through the date of this registration statement, we sold or granted the following securities that were not registered under the Securities Act. The following share numbers give effect to a 2-for-1 split of our common stock and preferred stock that was effected on April 1, 2006.

(a) Stock, Warrants and Convertible Subordinated Notes.

1. Between January 1, 2004 and February 2, 2005, we issued an aggregate of 2,234,400 shares of Series B preferred stock and warrants to purchase an aggregate of 746,802 shares of our common stock to certain Wisconsin residents. The aggregate consideration received by us was $4,968,000. In connection with the placement of these securities, we issued warrants to purchase 221,480 shares of our common stock to a placement agent in payment for its services.

2. Between May 26, 2005 and September 30, 2005, we issued an aggregate of 376,000 shares of Series B preferred stock to certain Wisconsin residents who were accredited investors. The aggregate consideration received by us was $940,000. In connection with the placement of these securities, we issued warrants to purchase 31,200 shares of our common stock to a placement agent in payment for its services.

3. Between January 10, 2006 and July 31, 2006, we issued an aggregate of 379,430 shares of Series B preferred stock to our existing shareholders. The aggregate consideration received by us was $960,498. In connection with the placement of these securities, we issued warrants to purchase 6,060 shares of our common stock to a placement agent in payment for its services.

4. Between July 31, 2006 and September 28, 2006, we issued an aggregate of 1,818,182 shares of Series C preferred stock to Clean Technology Fund II, LP and Capvest Venture Fund, LP. The aggregate consideration received by us was $5,000,000.

5. In 2006, we issued warrants to purchase an aggregate of 8,000 shares of our common stock to a consultant in consideration for services.

6. On March 1, 2007, we issued warrants to purchase an aggregate of 19,580 shares of our common stock to a consultant in consideration for services.

7. On August 3, 2007, we issued $10.6 million of convertible subordinated notes, bearing interest at 6% per annum, to an indirect affiliate of GE Energy Financial Services, Inc., Clean Technology Fund II, LP and affiliates of Capvest Venture Fund, LP. The subordinated notes will convert automatically upon closing of this offering into 2,360,802 shares of our common stock if the initial public offering price is at least $11.23 per share.

We believe that the offers and sales of the securities referenced in (1) and (2), above, were exempt from registration under the Securities Act by virtue of Section 3(a)(11) of the Securities Act and Rule 147 promulgated thereunder. We were resident and doing business in Wisconsin at the time of the offering, and the offering was made only to Wisconsin residents.

We believe that the offer and sale of the securities referenced in (3), (4), (5), (6) and (7) above were exempt from registration under the Securities Act by virtue of Section 4(2) of the Securities Act and/or Regulation D promulgated thereunder as transactions not involving any public offering. All of the purchasers of unregistered securities for which we relied on Section 4(2) and/or Regulation D represented that they were accredited investors as defined under the Securities Act, except for up to 35 non-accredited investors. The purchasers in each case represented that they intended to acquire the securities for investment only and not with a view to the distribution thereof and that they either received adequate information about the registrant or had access, through employment or other relationships, to such information; appropriate legends were affixed to the stock certificates issued in such transactions; and offers and sales of these securities were made without general solicitation or advertising.

(b) Options.

1. In 2004, we granted to our directors and employees options to purchase an aggregate of 737,000 shares of our common stock at an exercise price of $2.25 per share. We received no consideration from these individuals in connection with the issuance of such options. As of October 31, 2007, we had issued a total of 209,000 shares of common stock upon the exercise of such options.

2. In 2005, we granted to our directors and employees options to purchase an aggregate of 627,000 shares of our common stock at exercise prices ranging from $0.75 to $2.25 per share. We received no consideration from these individuals in connection with the issuance of such options. As of October 31, 2007, we had issued a total of 110,000 shares of common stock upon the exercise of such options.

3. In 2006, we granted to our directors and employees options to purchase an aggregate of 1,211,000 shares of our common stock at exercise prices ranging from $2.20 to $2.75 per share. We received no consideration from these individuals in connection with the issuance of such options. As of October 31, 2007, we had issued a total of 28,000 shares of common stock upon the exercise of such options.

4. On March 1, 2007, we granted to certain of our employees options to purchase an aggregate of 361,500 shares of our common stock at an exercise price of $2.20 per share. We received no consideration from these individuals in connection with the issuance of such options.

5. On March 5, 2007, we granted to certain of our employees options to purchase an aggregate of 75,000 shares of our common stock at an exercise price of $2.20 per share. We received no consideration from these individuals in connection with the issuance of such options.

6. On April 1, 2007, we granted to certain of our employees options to purchase an aggregate of 20,000 shares of our common stock at an exercise price of $2.20 per share. We received no consideration from these individuals in connection with the issuance of such options.

7. On April 2, 2007, we granted to certain of our employees options to purchase an aggregate of 30,000 shares of our common stock at an exercise price of $2.20 per share. We received no consideration from these individuals in connection with the issuance of such options.

8. On July 27, 2007, we granted to certain of our employees options to purchase an aggregate of 389,432 shares of our common stock at an exercise price of $4.49 per share. We received no consideration from these individuals in connection with the issuance of such options.

9. On July 27, 2007, we granted to certain of our non-employee directors options to purchase an aggregate of 40,000 shares of our common stock at an exercise price of $4.49 per share. We received no consideration from these individuals in connection with the issuance of such options.

We believe that the offer and sale of the above-referenced securities were exempt from registration under the Securities Act by virtue of Section 4(2) and Rule 701 of the Securities Act as securities issued pursuant to written compensatory plans or arrangements.

(c) There were no underwritten offerings employed in connection with any of the transactions set forth in Item 15(a) or (b).

Item 16.	Exhibits and Financial Statement Schedules.

(a) Exhibits.

The exhibits listed in the accompanying Exhibit Index are filed (except where otherwise indicated) as part of this Registration Statement.

(b) Financial Statement Schedules.

All other schedules are omitted since the required information is not present, or is not present in amounts sufficient to require submission of the schedule, or because the information required is included in the consolidated financial statements and notes thereto.

Item 17.	Undertakings.

(a) The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c) The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(4) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Plymouth, State of Wisconsin, on November 28, 2007.

ORION ENERGY SYSTEMS, INC.

By:	/s/ Neal R. Verfuerth
Neal R. Verfuerth
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this amendment to the registration statement has been signed by the following persons in the capacities indicated on November 28, 2007.

Signature		Title

/s/ Neal R. Verfuerth Neal R. Verfuerth		President and Chief Executive Officer and Director (Principal Executive Officer)

/s/ Daniel J. Waibel Daniel J. Waibel		Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

* Thomas A. Quadracci		Chairman of the Board

* Michael J. Potts		Director

* Diana Propper de Callejon		Director

* James R. Kackley		Director

* Eckhart G. Grohmann		Director

* Patrick J. Trotter		Director

*By:	/s/ Neal R. Verfuerth Neal R. Verfuerth Attorney-in-fact

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EXHIBIT INDEX

Number	Exhibit Title

1.1	Form of Underwriting Agreement.
2.1	Form of Series C Senior Convertible Preferred Stock Purchase Agreement, including exhibits, by and among Orion Energy Systems, Inc. and the signatories thereto.**
3.1	Amended and Restated Articles of Incorporation of Orion Energy Systems, Inc.**
3.2	Amendment to Amended and Restated Articles of Incorporation of Orion Energy Systems, Inc.**
3.3	Form of Amended and Restated Articles of Incorporation of Orion Energy Systems, Inc. to be effective upon closing of this offering.**
3.4	Amended and Restated Bylaws of Orion Energy Systems, Inc.**
3.5	Form of Amended and Restated Bylaws of Orion Energy Systems, Inc. to be effective upon closing of this offering.**
4.1	Amended and Restated Investors’ Rights Agreement by and among Orion Energy Systems, Inc. and the signatories thereto, dated August 3, 2007.**
4.2	Amended and Restated First Offer and Co-Sale Agreement among Orion Energy Systems, Inc. and the signatories thereto, dated August 3, 2007.**
4.3	Form of Warrant to purchase Common Stock of Orion Energy Systems, Inc.**
4.4	Form of Warrant to purchase Common Stock of Orion Energy Systems, Inc.**
4.5	Credit and Security Agreement by and between Orion Energy Systems, Inc., Great Lakes Energy Technologies, LLC and Wells Fargo Bank, National Association, acting through its Wells Fargo Business Credit Operating Division, dated December 22, 2005, as amended January 26, 2006, June 30, 2006, March 29, 2007 and July 27, 2007.**
4.6	Convertible Subordinated Promissory Note in favor of GE Capital Equity Investments, Inc. dated August 3, 2007.**
4.7	Convertible Subordinated Promissory Note in favor of Clean Technology Fund II, L.P. dated August 3, 2007.**
4.8	Convertible Subordinated Promissory Note in favor of Capvest Venture Fund, LP, dated August 3, 2007.**
4.9	Convertible Subordinated Promissory Note in favor of Technology Transformation Venture Fund, LP, dated August 3, 2007.**
4.10	Note Purchase Agreement, including exhibits, between Orion Energy Systems, Inc. and the signatories thereto dated August 3, 2007.**
5.1	Opinion of Foley & Lardner LLP.
10.1	Employment Agreement by and between Bruce Wadman and Orion Energy Systems, Inc. dated October 1, 2005.**
10.2	Employment Agreement by and between Neal Verfuerth and Orion Energy Systems, Inc. dated April 1, 2005.**
10.3	Separation Agreement by and between Orion Energy Systems, Inc. and Bruce Wadman, effective July 5, 2007.**
10.4	Separation Agreement by and between Orion Energy Systems, Inc. and James Prange, effective July 18, 2007.**
10.5	Employment Agreement by and between John Scribante and Orion Energy Systems, Inc. dated June 2, 2006.**
10.6	Orion Energy Systems, Inc. 2003 Stock Option Plan, as amended.**
10.7	Form of Stock Option Agreement under the Orion Energy Systems, Inc. 2003 Stock Option Plan.**
10.8	Amendment to Stock Option Agreement between Bruce Wadman and Orion Energy Systems, Inc. dated February 19, 2007.**
10.9	Orion Energy Systems, Inc. 2004 Stock and Incentive Awards Plan.**
10.10	Form of Stock Option Agreement under the Orion Energy Systems, Inc. 2004 Equity Incentive Plan.**
10.11	Form of Stock Option Agreement under the Orion Energy Systems, Inc. 2004 Stock and Incentive Awards Plan.**
10.12	Form of Promissory Note and Collateral Pledge Agreement in favor of Orion Energy Systems, Inc. in connection with option exercises (all such notes were paid in full in July and August 2007).**

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Number	Exhibit Title

10.13	Patent and Trademark Security Agreement by and between Orion Energy Systems, Inc. and Wells Fargo Bank, National Association, Acting Through its Wells Fargo Business Credit Operating Division, dated December 22, 2005.**
10.14	Patent and Trademark Security Agreement by and between Great Lakes Energy Technologies, LLC and Wells Fargo Bank, National Association, Acting Through its Wells Fargo Business Credit Operating Division, dated December 22, 2005.**
10.15	Summary of Non-Employee Director Compensation, to be effective upon closing of this offering.**
10.16	Form of Proposed Employment Agreement by and between Neal Verfuerth and Orion Energy Systems, Inc.
10.17	Form of Proposed Employment Agreement by and between each of Daniel Waibel, Michael Potts, John Scribante, Patricia Verfuerth, Eric Von Estorff and Erik Birkerts and Orion Energy Systems, Inc.**
21.1	Subsidiaries of Orion Energy Systems, Inc.**
23.1	Consent of Grant Thornton LLP.
23.2	Consent of Foley & Lardner LLP (contained in Exhibit 5.1 hereto).
23.3	Consent of Wipfli LLP.
24.1	Power of Attorney (contained on signature page hereto).**

**	Previously filed

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